Notice of 2008 Annual Meeting of Stockholders, Proxy Statement and 2007 Annual Financial Report

Aon Corporation

www.aon.com

Table of Contents

President and Chief Executive Officer

To Our Stockholders:

Aon's market position and business results are proof that our value-added products and services, innovative thinking and commitment to teamwork are increasingly being recognized by clients worldwide. Looking back at 2007, we accomplished a number of strategic goals that will help us continue to deliver distinctive value to our clients, attract and retain unmatched talent, and achieve operational excellence.

Our most significant accomplishments included the following:

- We solidified our position as the #1 intermediary of primary risk insurance and maintained our position as the #1 intermediary of reinsurance
- We increased our rate of organic revenue growth in both our core Risk and Insurance Brokerage Services and Consulting Services businesses, while significantly expanding margins
- We realized $225 million of cumulative savings from our 2005 restructuring program and are on track to achieve approximately $270 million of cumulative savings in 2008, while implementing our 2007 restructuring program that is expected to achieve an additional $240 million of cumulative savings in 2010
- We further simplified our organization with the announced sale of our lower margin, more capital intensive Combined Insurance Companies of America (CICA) and Sterling Life Insurance (Sterling) underwriting businesses, which will generate $2.6 billion of after-tax proceeds
- We strengthened relationships with clients and invested heavily in our future through selective additions of key talent and more than $250 million of acquisitions
- Lastly, we returned more than $900 million of excess capital to stockholders through our share repurchase program and dividends

The results of 2007 are on track with where we planned to be in the second year of our three-year improvement plan, which is reflected in the significant progress we have made in each of our three key financial metrics: organic revenue growth of 2%; adjusted pretax margin improvement of 260 basis points; and a 43% increase in adjusted net income per share from continuing operations.

Our aspiration is for Aon to be universally recognized as the global authority on helping our clients with their toughest problems and biggest opportunities. The potential impact we can have on the global economy through our leadership in risk advice and human capital solutions is both tremendous and exciting. We feel good about where we are today and the progress we have made; however, there is still a great opportunity for our clients and colleagues. To fully capture this opportunity Aon must achieve a balance between being a truly global organization, and enabling the industry's strongest local teams who serve clients on a personal level.

Aligning Our Global Business

Aon is the product of more than 420 acquisitions over the past 20 years. The growth-through-acquisition strategy was instrumental in building Aon's unparalleled network of globally owned resources in more than 120 countries. However, over the past two years we have focused our efforts toward aligning our regional resources and capabilities into a single unified global business, so we can deliver the industry's best global capabilities to clients locally.

After two years of laying the groundwork for a fully coordinated global approach within our Consulting business, further steps were necessary to fully integrate globally within our Risk and Insurance Brokerage Services business. In early 2008, a year ahead of schedule, we combined our local, regional and national risk advice and retail insurance brokerage operations of approximately 26,000 colleagues and more than $5 billion in revenue into a globally coordinated business called Aon Risk Services. While in my view we are the best at delivering distinctive client value to global, middle-market and affinity clients around the globe, we have the opportunity to serve them even better through much closer alignment, greater clarity and removal of any "frictional cost" and impediments—real or perceived—in our structure that could distract us from focusing on our clients. Aon Risk Services will make it easier for our colleagues around the world to combine the best global risk products and services with their deep knowledge of local needs, to deliver the world's best expert risk advice.

Creating a truly global organization will further enable us to bring capabilities to clients locally in a thoughtful, effective manner. While we continue to make investments in all of our geographies, we are paying special attention to growing our resources in emerging markets such as Latin America, Asia, Middle East, Eastern Europe and Africa, many of which experienced double-digit revenue growth in 2007.

Investing Significantly In Our Future

Talent is the most important form of capital a professional services organization can possess. Unmatched talent leads to satisfied clients, thoughtful operational management and a positive, collaborative environment. We understand the value talent adds to our organization, which is why attracting and retaining top talent is one of Aon's three strategic imperatives. In an industry where competition for talent is intense, we must ensure that Aon continues to be the destination of choice for the industry's best and brightest professionals.

We continue to invest to ensure that our people, our capabilities, and our technology remain industry-leading. This past year we made significant strides to imbed the Aon Leadership Model within every aspect of our organization. The Aon Leadership Model, based on the five key behaviors essential for all high-performing colleagues—client value, teamwork, innovation, business results and living our values—provides a systematic approach to talent development, performance evaluation, succession planning, recruitment and training. A global organization needs a global workforce, and steps like these ensure that the great talent we have can develop, grow and contribute to everything we are trying to accomplish.

In 2007, we welcomed significant numbers of new colleagues to Aon and completed more than $250 million of acquisitions. In our Risk and Insurance Brokerage Services business, we added talent and leadership across our global system, while building additional capabilities in areas such as aviation, construction, life sciences, marine, treaty reinsurance, facultative reinsurance and capital markets solutions. Furthermore, in Consulting, we invested in our health and benefits and pension consulting businesses, while adding key leadership across our global practices.

In addition to the industry's most client-centric service and most talented teams, we realize clients come to Aon for the industry's most creative, most effective, and most sought-after new products and services. We have been driving innovation for many years; however, in 2007 we formalized our approach to creating new products and services through the establishment of an innovation fund. This fund, operating like an internal venture capital portfolio, is used to continuously support innovative ideas such as Aon Advantage and Aon Rapid Response. We received more than 1,000 new ideas in 2007, and anticipate this trend to continue in 2008.

Delivering Operational Excellence

Our efforts to pursue operational excellence are closely linked with driving value for our clients. It is not about arbitrary or unfocused cost-cutting. It is about increasing efficiency and generating greater productivity. We are simplifying our organization and investing more in client-facing activities, while creating a consistent level of expense discipline in every part of the firm.

In 2007, we took steps to further simplify and align our global organization and made significant investments in talent, capabilities and innovation. While maintaining our commitment to investing for the long-term success of our company, we generated solid results with improving organic growth, expanding margins, and delivering higher levels of profitability. Our balance sheet is strong; we returned more than $900 million to stockholders through share repurchases and dividends and we increased our existing authorized share repurchase program by $2.6 billion, highlighting our commitment to maximizing total return and efficiently using our stockholders' capital.

* * * * * *

I continue to have daily contact with Aon clients and colleagues from around the globe and what I continue to take away is that there is an increasing level of excitement within our Firm. Through greater coordination and communication, we are increasingly delivering on what we have all known Aon is capable of, and that is gratifying to all of us. It is my pleasure to be a part of this great and extraordinary team. We still have much to do, but I am optimistic for continued success in 2008 and beyond.

* * * * * *

Separately, in March 2008, Pat Ryan announced that he would retire in August 2008 after 41 years as Chief Executive Officer and three years as Executive Chairman of Aon. Pat is one of the great visionaries and leaders in the insurance industry. His vision of creating a truly global company in the fields of risk management and human capital consulting became a reality that serves thousands of clients around the world every day. He has been enormously helpful to me, the senior leadership team and colleagues across Aon, and we sincerely thank him for his leadership, support and guidance over the years.

Gregory C. Case

Gregory C. Case

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AON

AON CORPORATION

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

To the Holders of Common Stock of Aon Corporation:

The 2008 Annual Meeting of Stockholders of Aon Corporation will be held on Friday, May 16, 2008, at 10:00 A.M (local time), at the Indiana Room, Aon Center, 200 East Randolph Street, Chicago, Illinois 60601, for the following purposes:

1. To elect fifteen Directors to serve until our 2009 Annual Meeting of Stockholders. **Our Board of Directors unanimously recommends that you vote "FOR" the election of all nominees.**
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year 2008. **Our Board of Directors unanimously recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**
3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only holders of common stock at the close of business on March 19, 2008 are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection, for any purpose germane to the Annual Meeting, both at the Annual Meeting and during normal business hours at our corporate offices for ten days prior to the Annual Meeting.

By Order of the Board of Directors,

Jennifer L. Kraft

Jennifer L. Kraft
Vice President, Associate General Counsel and Secretary

Chicago, Illinois
April 8, 2008

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as promptly as possible by telephone, through the Internet or by completing and returning the enclosed proxy card.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 16, 2008—This Notice of 2008 Annual Meeting of Stockholders and Proxy Statement and our 2007 Annual Financial Report are available at www.aon.com.

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AON

Aon Corporation
200 East Randolph Street
Chicago, Illinois 60601

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS – MAY 16, 2008

Why did I receive these proxy materials?

We are providing this proxy statement in connection with the solicitation of proxies by the Board of Directors of Aon Corporation ("Aon," "we," "us" or "our"), a Delaware corporation, for use at the 2008 Annual Meeting of Stockholders to be held at the Indiana Room, Aon Center, 200 East Randolph Street, Chicago, Illinois 60601, at 10:00 a.m. (local time), on Friday, May 16, 2008, and at any adjournment or postponement thereof.

This proxy statement and the accompanying proxy card are first being mailed to stockholders on or about April 8, 2008.

What matters will be presented for consideration at the Annual Meeting?

Action will be taken at the Annual Meeting with respect to the following items:

1. Election of fifteen Directors to serve until our 2009 Annual Meeting of Stockholders.
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year 2008.

Will any other matters be decided at the Annual Meeting?

At the date of this proxy statement, we did not know of any other matters to be raised at the Annual Meeting other than those described in this proxy statement. If any other matters are properly presented at the Annual Meeting for consideration, your signed proxy card gives authority to the persons named in your proxy card to vote on such matters in their discretion.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock, par value $1.00 per share (the "Common Stock") as of the close of business on March 19, 2008, are entitled to vote at the Annual Meeting. As of that date, there were 299,146,650 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter properly brought before the Annual Meeting.

What is the difference between holding shares of Common Stock as a stockholder of record and as a beneficial owner?

If your shares of Common Stock are registered directly in your name with Aon's transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares of Common Stock, the stockholder of record, and these proxy materials are being sent directly to you by Aon.

If your shares of Common Stock are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares of Common Stock by using the voting instruction card included in the mailing or by following their instructions for voting by telephone or through the Internet.

How do I vote?

If you are a stockholder of record, you may vote using any of the following methods:

- By telephone using the toll-free telephone number shown on your proxy card;
- Through the Internet at www.investorvote.com;
- By completing and signing your proxy card and returning it in the prepaid envelope provided; or
- By written ballot at the Annual Meeting.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day. If you vote by telephone or through the Internet, your vote must be received by 11:59 p.m., Eastern Time, on Thursday, May 15, 2008, the day before the Annual Meeting. If you properly cast your vote by telephone, through the Internet or by executing and returning the enclosed proxy card, and your vote is not subsequently revoked, your Common Stock will be voted in accordance with your instructions. If you execute and return the enclosed proxy card but do not give instructions, your proxy will be voted as follows: FOR the election of all nominees for Director named below, FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year 2008, and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual Meeting.

If you are a beneficial owner, you should follow the voting directions provided by your broker, bank or other nominee. You may complete and mail a voting instruction card to your broker, bank or other nominee, or, in most cases, submit voting instructions by telephone or through the Internet to your broker, bank or other nominee. If you hold shares through the Aon Savings Plan, the plan trustees will vote according to the instructions received on your proxy provided your voting instruction is received by 11:59 p.m., Eastern Time, on Wednesday, May 14, 2008.

We will distribute written ballots to anyone who wants to vote at the Annual Meeting. If you are a beneficial owner, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspectors of election with your ballot to be able to vote at the Annual Meeting.

What should I do if I receive more than one proxy card?

We have endeavored to consolidate all of your Common Stock on one proxy card; however, if you receive more than one proxy card, you should vote the Common Stock represented by each proxy card to ensure that all of your Common Stock is voted.

How is a quorum determined?

The presence of the holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum at the Annual Meeting.

What is a broker non-vote?

A broker non-vote occurs when a nominee, such as a broker or bank, holding shares of Common Stock on behalf of a beneficial owner does not vote on a particular proposal because the nominee has not received instructions from the beneficial owner and does not have discretionary voting power with respect to that proposal.

What are the voting requirements to elect Directors and approve each of the proposals?

Except as otherwise required by applicable law or our Second Amended and Restated Certificate of Incorporation, as amended, any proposal properly presented at a meeting in which a quorum is present will be decided by the affirmative vote of the holders of a majority of the Common Stock present in person or represented by proxy and entitled to vote on the proposal at that meeting. Accordingly, the election of fifteen Directors and the ratification of the appointment of our independent registered public accounting firm will be decided by the vote of the holders of a majority of the Common Stock present in person or represented by proxy and entitled to vote on these matters. For the election of Directors, a vote withheld for a nominee for Director will have the effect of a vote against that nominee. For the ratification of the appointment of our independent registered public accounting firm, a stockholder who submits a ballot or proxy is considered present and entitled to vote, so an abstention will have the effect of a vote against the proposal.

Under the rules of the New York Stock Exchange (the "NYSE"), if you are a beneficial owner, your broker, bank or other nominee has discretion to vote your shares of Common Stock on the election of Directors and the ratification of the appointment of our independent registered public accounting firm.

Can I change my vote?

If you are a stockholder of record, you can change your vote or revoke your proxy at any time before the Annual Meeting by:

- Entering a later-dated vote by telephone or through the Internet;
- Delivering a valid, later-dated proxy card;
- Sending written notice to the Office of the Secretary of Aon; or
- Voting by ballot in person at the Annual Meeting.

If you are a beneficial owner of shares of Common Stock, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described above under *"How do I vote?"*

All shares of Common Stock that have been properly voted and not revoked will be voted at the Annual Meeting. Attending the Annual Meeting without taking further action will not automatically revoke your prior telephone or Internet vote or your proxy.

Will the Annual Meeting be webcast?

You may listen to the Annual Meeting on the World Wide Web by logging on to our website at www.aon.com and following the on-screen instructions. We have included our website address in this proxy statement for reference purposes only. The information contained on our website is not incorporated by reference into this proxy statement.

Who can attend the Annual Meeting?

Stockholders as of the close of business on March 19, 2008, which is the record date for voting, may attend the Annual Meeting.

What do I need to do to attend the Annual Meeting?

If you are a stockholder of record, you do not need to take any additional action in order to attend the Annual Meeting. If you are a beneficial owner of shares of Common Stock and would like to attend the Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of your Common Stock as of the close of business on March 19, 2008, which is the record date for voting. Alternatively, you may contact the broker, bank or other nominee in whose name your Common Stock is registered and obtain a proxy to bring to the Annual Meeting.

Who will pay the costs of this proxy solicitation?

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual Meeting. In addition to the solicitation of proxies by mail, solicitation may be made on our behalf by certain Directors, officers or employees of Aon and our subsidiaries telephonically, electronically or by other means of communication, and by Georgeson Shareholder Communications Inc., whom we have hired to assist in the solicitation and distribution of proxies. Directors, officers and employees of Aon and our subsidiaries will receive no additional compensation for such solicitation. Georgeson will receive a fee of $7,000 for its services. We will also reimburse banks, brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules.

Who will count the vote?

Representatives of our transfer agent, Computershare Trust Company, N.A., will count the vote and serve as inspectors of election.

2007 Annual Financial Report

Appendix A to this proxy statement contains our 2007 Annual Financial Report, including our consolidated financial statements, the notes thereto and management's discussion and analysis of financial condition and results of operations, as well as certain other financial and other information required by the rules and regulations of the Securities and Exchange Commission (the "SEC").

PRINCIPAL HOLDERS OF VOTING SECURITIES

As of February 29, 2008, the beneficial owners of 5% or more of our Common Stock entitled to vote at the Annual Meeting and known to us were:

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class
Patrick G. Ryan c/o Aon Corporation, 200 East Randolph Street, Chicago, IL 60601	21,215,069(1)	7.09
Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900, Memphis, TN 38119	30,470,323(2)	10.19
State Street Bank and Trust Company One Lincoln Street, Boston, MA 02111	17,619,590(3)	5.89
Lord, Abbett & Co. LLC 90 Hudson Street, Jersey City, NJ 07302	16,114,872(4)	5.39
Davis Selected Advisers, L.P. 2949 East Elvira Road, Suite 101, Tucson, AZ 85706	15,696,306(5)	5.25

(1) Includes 8,343,871 shares of Common Stock beneficially owned by Mr. Ryan and 8,885,846 shares of Common Stock beneficially owned and attributed to Mr. Ryan pursuant to trusts for the benefit of family members. Also includes 962,970 shares of Common Stock owned by a charitable foundation of which Mr. Ryan is a member and has sole voting and shared investment control. Also includes 433,483 shares of Common Stock representing a beneficial interest in shares of Common Stock of the Employee Stock Ownership Plan ("ESOP") Account of the Aon Savings Plan attributable to Mr. Ryan and a beneficial interest in shares of Common Stock of the Aon Common Stock Fund of the Aon Savings Plan attributable to Mr. Ryan. Under the terms of the Aon Savings Plan, as a participant in such plan, Mr. Ryan is entitled to direct the manner in which the trustees will vote the shares of Common Stock attributed to him; in addition, all shares of Common Stock for which voting instructions are not received are voted by the trustees in the same proportion as the shares of Common Stock for which voting instructions are received. Also includes 2,588,899 shares of Common Stock that Mr. Ryan has the right to acquire pursuant to presently exercisable employee stock options, or stock options which will become exercisable or stock awards which will become vested within 60 days following February 29, 2008.

Of this amount, approximately 1,500,100 shares of Common Stock beneficially owned by Mr. Ryan, 2,145,000 shares of Common Stock beneficially owned by a trust for the benefit of Mrs. Ryan, and 138,000 shares of Common Stock held by the charitable foundation are pledged as security to a financial institution.

(2) Based upon information contained in an amendment filed February 13, 2008 pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to a Schedule 13G originally filed on January 10, 2003. Southeastern Asset Management, Inc. ("Southeastern") is a registered investment adviser and has: (a) sole voting power as to 15,600,733 shares of Common Stock; (b) shared voting power as to 11,668,090 shares of Common Stock; (c) no voting power as to 3,201,500 shares of Common Stock; (d) sole dispositive power as to 18,781,233 shares of Common Stock; (e) shared dispositive power as to 11,688,090 shares of Common Stock; and (f) no dispositive power as to 21,000 shares of Common Stock. All of the shares of Common Stock covered by the Schedule 13G are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As

permitted by Rule 13d-4 of the Exchange Act, Southeastern disclaims beneficial ownership of the shares of Common Stock covered by the Schedule 13G.

(3) Based upon information contained in a Schedule 13G filed February 12, 2008 pursuant to Rule 13d-1(b) of the Exchange Act. State Street Bank and Trust Company ("State Street") is a bank as defined in Section 3(A)(6) of the Exchange Act that acts in various fiduciary capacities with respect to certain benefit plans of Aon. State Street has: (a) sole voting power as to 10,836,732 shares of Common Stock; (b) shared voting power as to 6,782,858 shares of Common Stock; (c) sole dispositive power as to 0 shares of Common Stock; and (d) shared dispositive power as to 17,619,590 shares of Common Stock. State Street expressly disclaims beneficial ownership of all shares of Common Stock reported in the Schedule 13G pursuant to Rule 13d-4 of the Exchange Act.

(4) Based on information contained in a Schedule 13G filed February 13, 2008 pursuant to Rule 13d-1(b) of the Exchange Act. Lord, Abbett & Co. LLC is a registered investment adviser and has: (a) sole voting power as to 15,275,843 shares of Common Stock; (b) shared voting power as to 0 shares of Common Stock; (c) sole dispositive power as to 16,030,036 shares of Common Stock; and (d) shared dispositive power as to 0 shares of Common Stock.

(5) Based on information contained in an amendment filed February 13, 2008 pursuant to Rule 13d-1(c) of the Exchange Act to a Schedule 13G originally filed on February 12, 2004. Davis Selected Advisers, L.P. is an investment company registered under Section 8 of the Investment Company Act of 1940 and has sole voting and sole dispositive power as to 15,696,306 shares of Common Stock.

PROPOSAL 1—ELECTION OF DIRECTORS

Fifteen Directors are to be elected at the Annual Meeting of Stockholders. All of the current members of our Board of Directors (the "Board") are standing for election. With respect to Mr. Case, his employment agreement provides that he will be nominated for election as a Director at each annual meeting of stockholders during the period of his employment. The term of each Director expires at the next Annual Meeting of Stockholders, and each Director will continue in office until the election and qualification of his or her respective successor or until his or her earlier death, removal or resignation. The Board of Directors consists of a number of Directors as is fixed from time to time by resolution adopted by the Board of Directors as provided in our bylaws. The Board of Directors currently is authorized to have up to twenty-one members.

All nominees are currently Directors of Aon. All nominees for Director have consented to be named and have agreed to serve as Directors if elected. The Governance/Nominating Committee recommended to the full Board of Directors that each Director be nominated to serve for an additional term. If elected, Mr. Ryan intends to serve until his retirement as a Director and Aon's Executive Chairman in August 2008.

The fifteen Directors will be elected by the vote of the majority of the Common Stock present in person or represented by proxy at the Annual Meeting. Accordingly, since votes withheld will count as present at the Annual Meeting (and will therefore also count toward the establishment of a quorum), a vote withheld for a nominee will adversely affect that nominee's ability to secure the necessary majority of votes present at the Annual Meeting.

Unless a proxy directs to the contrary, it is intended that the proxies will be voted for the election of the fifteen nominees for Director named on the following pages, to hold office until the next Annual Meeting of Stockholders or until their respective successors are duly elected and qualified. We have no reason to believe that any of the nominees will not be available to serve as a Director. However, if any of them should become unavailable to serve for any reason, the proxies will be voted for such substitute nominees as may be designated by the Board of Directors.

Set forth on the following pages is biographical information concerning each nominee for election as a Director, the nominee's principal occupation and the period during which the nominee has served as a Director of Aon, including service as a Director or employee of Ryan Insurance Group, Inc. ("Ryan Group"), which merged with Aon in 1982. The information presented has been confirmed by each nominee for purposes of its inclusion in this proxy statement. Ages shown for all Directors are as of December 31, 2007.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL NOMINEES.

Patrick G. Ryan *Director since 1965*

Mr. Ryan has been Chairman of the Board of Aon since 1990 and was Chief Executive Officer from 1982 until April 4, 2005. He currently serves as Aon's Executive Chairman. He was elected President and Chief Executive Officer of Aon at the time of the merger of Aon and Ryan Group in 1982, and served as President of Aon until April 1999. Prior to the merger, Mr. Ryan served as Chairman of the Board and Chief Executive Officer of Ryan Group. Mr. Ryan serves as Chairman of the Board of Trustees of Northwestern University and as a Life Trustee of Rush University Medical Center. Mr. Ryan also serves as Chairman and Chief Executive Officer of the Chicago 2016 Bid Committee ("Chicago 2016"), a charitable organization whose mission is to bring the 2016 Olympic Games to Chicago. He serves as Chairman of the Executive Committee of our Board of Directors and as a Trustee of Aon Foundation.

Age: 70

Gregory C. Case *Director since 2005*

Mr. Case was elected President, Chief Executive Officer and Director of Aon on April 4, 2005. Prior to joining Aon, Mr. Case was with McKinsey & Company, the international management consulting firm, for 17 years, most recently serving as head of the Financial Services Practice. He previously was responsible for McKinsey's Global Insurance Practice, and was a member of McKinsey's governing Shareholders' Committee. Prior to joining McKinsey, Mr. Case was with the investment banking firm of Piper, Jaffray and Hopwood and the Federal Reserve Bank of Kansas City. Mr. Case is a Director of Discover Financial Services. He serves as a member of the Executive Committee of our Board of Directors and as a Trustee of Aon Foundation.

Age: 45

Fulvio Conti *Director since 2008*

Mr. Conti currently services as Chief Executive Officer and General Manager of Enel SpA, Italy's largest power company, a position he has held since May 2005. From 1999 until his appointment as CEO and General Manager, he served as Chief Financial Officer of Enel. Mr. Conti has a financial career spanning over 35 years, and has held the role of Chief Financial Officer for various private and government-owned entities in Italy. In April 2006, Mr. Conti was appointed to the boards of Barclays PLC and Barclays Bank PLC as a non-executive director. He serves as a member of the Compliance Committee and Finance Committee of our Board of Directors.

Age: 60

Edgar D. Jannotta *Director since 1995*

In March 2001, Mr. Jannotta was named Chairman of William Blair & Company, L.L.C., an international investment banking firm, and Chairman of its Executive Committee. Mr. Jannotta joined William Blair & Company in May 1959 as an Associate, became a Partner in January 1965, Assistant Managing Partner in June 1973, Managing Partner in September 1977, Senior Partner in January 1995, and Senior Director in January 1996. He is a Trustee of the University of Chicago and Chairman of the Board of the Lyric Opera of Chicago. Mr. Jannotta is a Director of Molex Incorporated and Commonwealth Edison Company. He serves as a member of the Compliance Committee, Finance Committee and Organization and Compensation Committee of our Board of Directors.

Age: 76

Jan Kalff *Director since 2003*

Mr. Kalff is the former Chairman of the Managing Board of ABN AMRO Holding N.V./ABN AMRO Bank N.V., an international banking concern. Mr. Kalff also serves on the Supervisory Boards of HAL Holding N.V. and N.V. Luchthaven Schiphol. He serves as a member of the Governance/ Nominating Committee and Finance Committee of our Board of Directors.

Age: 70

Lester B. Knight *Director since 1999*

Mr. Knight is a Founding Partner of RoundTable Healthcare Partners and the former Vice Chairman and Director of Cardinal Health, Inc., a diversified healthcare service company. Mr. Knight was Chairman of the Board and Chief Executive Officer of Allegiance Corporation from 1996 until February 1999, and had been with Baxter International, Inc. from 1981 until 1996 where he served as Corporate Vice President from 1990, Executive Vice President from 1992, and as a Director from 1995. He was Chairman and a Director of The Baxter Allegiance Foundation. He is a Director of Evanston Northwestern Healthcare and Junior Achievement of Chicago and a Trustee of Northwestern University. Mr. Knight serves as Chairman of the Finance Committee and as a member of the Executive Committee and Organization and Compensation Committee of our Board of Directors.

Age: 49

J. Michael Losh *Director since 2003*

From July 2004 to May 2005, Mr. Losh served as Interim Chief Financial Officer of Cardinal Health, Inc., a diversified healthcare service company. From 2000 until 2002, Mr. Losh served as non-executive Chairman of Metaldyne Corporation, a leading global designer and supplier of metal-based components, assemblies and modules for transportation-related powertrain and chassis applications. From 1994 until 2000, Mr. Losh served as Chief Financial Officer and Executive Vice President of General Motors Corporation. Mr. Losh spent 36 years in various capacities with General Motors, where he served as Chairman of GMAC, its financial services group, Group Vice President of North American Sales, Service and Marketing, and Vice President and General Manager of both its Oldsmobile Division and Pontiac Division. Mr. Losh currently serves on the Board of Directors of AMB Property Corporation, Cardinal Health, Inc., H.B. Fuller Corporation, Masco Corp. and TRW Automotive Corp. He previously served as a Director of The Quaker Oats Company (prior to its acquisition by PepsiCo, Inc.), Delphi Corporation, Electronic Data Systems Corporation and Hughes Electronics Corporation. Mr. Losh serves as a member of the Governance/Nominating Committee, Finance Committee and Organization and Compensation Committee of our Board of Directors.

Age: 61

R. Eden Martin *Director since 2002*

Mr. Martin is Of Counsel to the law firm Sidley Austin LLP, having served as a Partner from 1975 to 2004, and as Chairman of the Management Committee from 1989 until 1999. Mr. Martin has served as President of The Commercial Club of Chicago and President of its Civic Committee since 1999. Among other civic and professional involvements, Mr. Martin is a member of the Board of Directors of the Chicago Board Options Exchange, a member of the Board of Directors of Nicor Inc., a Life Trustee of the Chicago Symphony Orchestra and a member of the Board of Trustees of Northwestern University, as well as Chair of its Audit Committee. Mr. Martin serves as a member of the Audit Committee, Compliance Committee and Finance Committee of our Board of Directors.

Age: 67

Andrew J. McKenna *Director since 1970*

Mr. McKenna served as a Director of Ryan Group from 1970 until 1982 when he was elected to our Board of Directors. He is Chairman of Schwarz Supply Source, a printer, converter, producer and distributor of packaging and promotional materials. Mr. McKenna has served as Non-Executive Chairman of McDonald's Corporation since April 2004, and has served as a Director of McDonald's since 1991. In addition, he is a Director of Skyline Corporation. He is a Trustee and Chairman Emeritus of the Board of Trustees of the University of Notre Dame and the former Chairman of the Civic Committee of the Commercial Club of Chicago. Mr. McKenna is also a Director of Children's Memorial Hospital and the Lyric Opera of Chicago, and a Trustee and Chairman Emeritus of the Museum of Science and Industry. He serves as Chairman of the Governance/Nominating Committee and as a member of the Executive Committee and Organization and Compensation Committee of our Board of Directors.

Age: 78

Robert S. Morrison *Director since 2000*

Most recently, Mr. Morrison served as Interim Chairman and Chief Executive Officer of 3M from June to December 2005. Earlier, he retired as Vice Chairman of PepsiCo, Inc. in February 2003. From 1997 until the 2001 merger with PepsiCo, he led The Quaker Oats Company as Chairman, President and Chief Executive Officer. PepsiCo and Quaker Oats are companies engaged in the processing of packaged foods and beverages. Previously, he served as Chairman and Chief Executive Officer of Kraft Foods, Inc., a division of Philip Morris Companies Inc., from 1994 until 1997. He also serves as a Director of 3M and Illinois Tool Works Inc. He serves as a member of the Audit Committee and Organization and Compensation Committee of our Board of Directors and as a Trustee of Aon Foundation.

Age: 65

Richard B. Myers *Director since 2006*

General Myers served as the fifteenth Chairman of the Joint Chiefs of Staff from October 1, 2001 until his retirement on September 30, 2005. In this capacity, he was the highest-ranking officer in the United States military, and served as the principal military advisor to the President, the Secretary of Defense and the National Security Council. Prior to becoming Chairman, General Myers served as Vice Chairman of the Joint Chiefs of Staff from March 2000 to September 2001. From August 1998 to February 2000, General Myers was Commander in Chief, North American Aerospace Defense Command and U.S. Space Command; Commander, Air Force Space Command; and Department of Defense manager, space transportation system contingency support at Peterson Air Force Base, Colorado. Prior to assuming that position, he was Commander, Pacific Air Forces, Hickam Air Force Base, Hawaii, from July 1997 to July 1998. General Myers is a Director of Deere & Company, Northrop Grumman Corporation and United Technologies Corporation. General Myers also serves as the Colin L. Powell Chair for National Security, Leadership, Character and Ethics at the National Defense University and is the Foundation Professor of Military History and Leadership at Kansas State University. He serves as a member of the Compliance Committee, Investment Committee and Organization and Compensation Committee of our Board of Directors.

Age: 65

Richard C. Notebaert *Director since 1998*

From June 2002 until August 2007, Mr. Notebaert served as Chairman and Chief Executive Officer of Qwest Communications International Inc., a leading provider of broadband Internet-based data, voice and image communications. He previously served as President and Chief Executive Officer of Tellabs, Inc., which designs and markets equipment to providers of telecommunications services worldwide, from August 2000 to June 2002 and as a Director of Tellabs from April 2000 to June 2002. He served as Chairman of the Board and Chief Executive Officer of Ameritech Corporation, a full-service communications company, from April 1994 until December 1999. Mr. Notebaert first joined Ameritech Communications in 1983 and served in significant positions within the Ameritech organization before his election as Vice Chairman of Ameritech in January 1993, President and Chief Operating Officer in June 1993 and President and Chief Executive Officer in January 1994. Mr. Notebaert is a Director of Cardinal Health, Inc. and a member of The Business Council. Mr. Notebaert also serves as Chairman of the Board of Trustees of the University of Notre Dame. He serves as Chairman of the Organization and Compensation Committee and as a member of the Audit Committee and Governance/Nominating Committee of our Board of Directors.

Age: 60

John W. Rogers, Jr. *Director since 1993*

Mr. Rogers is Chairman and Chief Executive Officer of Ariel Capital Management LLC ("Ariel"), an institutional money management firm specializing in equities and founded in January 1983. In addition, Ariel serves as the investment adviser to the Ariel Investment Trust, an open-end management investment company. Mr. Rogers is a Trustee of Ariel Investment Trust. Mr. Rogers is also a Director of Exelon Corporation and McDonald's Corporation. He is a member of the Board of Directors of the Chicago Urban League; Trustee of the John S. and James L. Knight Foundation; Trustee of Rush University Medical Center; Life Trustee of the Chicago Symphony Orchestra; and Trustee of the University of Chicago. Mr. Rogers is also a member of the Board of Directors of Chicago 2016 and Chairman of its Audit Committee. He serves as Chairman of the Audit Committee and as a member of the Finance Committee of our Board of Directors. Mr. Rogers also serves as Chairman of Aon Foundation.

Age: 49

Gloria Santona *Director since 2004*

Ms. Santona is Executive Vice President, General Counsel and Secretary of McDonald's Corporation. She is also a member of the senior management team of McDonald's. Since joining McDonald's in 1977, Ms. Santona has held positions of increasing responsibility in the legal department, serving as U.S. General Counsel from December 1999 to June 2001 and corporate General Counsel since June 2001. She is a member of the American and Chicago Bar Associations and a member of the Board of Directors of the American Corporate Counsel Association. She is a former member of the Board of Directors of the American Society of Corporate Secretaries and the Minority Corporate Counsel Association. She is also a member of the Board of Trustees of Rush University Medical Center, and a former member of the Board of Trustees of the Chicago Zoological Society. She serves as Chair of the Compliance Committee and as a member of the Audit Committee and Governance/Nominating Committee of our Board of Directors.

Age: 57

Dr. Carolyn Y. Woo *Director since 1998*

Dr. Woo assumed the deanship of the Mendoza College of Business at the University of Notre Dame in July 1997. From 1995 to 1997 she served as Associate Executive Vice President of Academic Affairs at Purdue University, and from 1993 to 1995 she served as Director of the Professional Master's Programs in the Krannert School of Management at Purdue University. She joined Purdue University as an Assistant Professor in 1981 and was promoted to Full Professor in 1991. Dr. Woo currently serves on the Board of Directors of NiSource Industries, Inc. and Circuit City Stores, Inc., and is a former Director of Arvin Industries, Inc., Bindley-Western Industries, Inc. and St. Joseph Capital Bank. She serves as a member of the Audit Committee, Compliance Committee and Governance/Nominating Committee of our Board of Directors.

Age: 53

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of Common Stock beneficially owned as of February 29, 2008 by each Director and nominee, by each of the named executive officers of Aon as set forth in the Summary Compensation Table for Fiscal Years 2007 and 2006 in this proxy statement, and by all Directors, nominees and executive officers of Aon as a group. As used in this proxy statement, beneficially owned means a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). Therefore, the table does not include the "phantom stock" shares held by or attributable to any individual under our benefit plans. Information with respect to shares attributable to Aon's directors under various deferral accounts is set forth in the section captioned "2007 Director Compensation."

Name	Aggregate Number of Shares of Common Stock Beneficially Owned(1)	Percent of Class(2)
Patrick G. Ryan**(3)(4)(5)(6)(7)	21,215,069	7.09
Gregory C. Case**(6)	793,066	*
Andrew M. Appel**(6)	101,281	*
David P. Bolger**(6)	368,822	*
Fulvio Conti	-0-	*
Edgar D. Jannotta(7)	56,025	*
Jan Kalff	4,764	*
Lester B. Knight(4)	30,000	*
J. Michael Losh	3,000	*
R. Eden Martin	10,000	*
Stephen P. McGill**(6)	78,374	*
Andrew J. McKenna	31,775	*
Robert S. Morrison	1,000	*
Richard B. Myers	-0-	*
Richard C. Notebaert	11,500	*
Michael D. O'Halleran**(4)(5)(6)	848,949	*
Richard M. Ravin**(5)(6)	485,958	*
John W. Rogers, Jr.	36,643	*
Gloria Santona	4,136	*
Carolyn Y. Woo	1,598	*
All Directors, nominees and executive officers as a group (31 persons)	24,464,304	8.18

(1) The Directors, nominees and named executive officers, and all Directors, nominees and executive officers of Aon combined, have sole voting power and sole investment power over the shares of Common Stock listed, except as indicated in note (4) and in the table below:

	Shared Voting Power	Shared Investment Power
Patrick G. Ryan	8,301,904	9,848,816

(2) An asterisk indicates that the percentage of shares of Common Stock beneficially owned by the named individual does not exceed one percent (1%) of our outstanding shares of Common Stock. Named executive officers are indicated in the table by a double asterisk.

(3) Includes 8,343,871 shares of Common Stock beneficially owned by Mr. Ryan and 962,970 shares of Common Stock owned by a charitable foundation of which Mr. Ryan is a member and has sole voting and shared investment control.

(4) The following shares of Common Stock are beneficially owned by members of the immediate family of the following Directors and named executive officers: 8,885,846 by trusts for the benefit of Mrs. Ryan; 15,000 by a trust for the benefit of Mr. Knight's wife; and 61,502 by Mrs. O'Halleran. As to the shares of Common Stock held by his wife, Mr. O'Halleran disclaims beneficial ownership.

(5) Includes a beneficial interest in shares of Common Stock of the ESOP Account of the Aon Savings Plan attributable to the following Directors, named executive officers and the other executive officers who are not named executive officers, and includes a beneficial interest in shares of Common Stock of the Aon Common Stock Fund of the Aon Savings Plan attributable to the following Directors, named executive officers and the other executive officers who are not named executive officers, as follows: Patrick G. Ryan, 433,483; Richard M. Ravin; 14,787; Michael D. O'Halleran, 27,521; and the other executive officers as a group, 7,835. The shares of Common Stock of the ESOP Account and the Aon Common Stock Fund of the Aon Savings Plan are voted by the trustees as directed by their respective participants; all shares of Common Stock for which voting instructions are not received are voted by the trustees in the same proportion as shares of Common Stock for which voting instructions are received.

(6) Includes the following number of shares of Common Stock which the respective Directors, nominees, named executive officers and the other executive officers who are not named executive officers have or will have the right to acquire pursuant to presently exercisable employee stock options, or stock options which will become exercisable or stock awards which will become vested within 60 days following February 29, 2008: Patrick G. Ryan, 2,588,899; Gregory C. Case, 779,207; David P. Bolger, 329,021; Stephen P. McGill, 73,427; Richard D. Ravin, 452,652; Michael D. O'Halleran, 692,175; Andrew M. Appel, 41,868; and the other executive officers as a group, 340,784.

(7) Of this amount: (a) with respect to Mr. Ryan, approximately 1,500,100 shares of Common Stock beneficially owned by Mr. Ryan, 2,145,000 shares of Common Stock beneficially owned by a trust for the benefit of Mrs. Ryan, and 138,000 shares of Common Stock held by the charitable foundation are pledged as security to a financial institution and; (b) with respect to Mr. Jannotta, approximately 5,100 shares of Common Stock are pledged as security to a financial institution.

CORPORATE GOVERNANCE

The Board of Directors has adopted Governance Guidelines (the "Governance Guidelines"), which, along with the Committee charters, the Code of Business Conduct, which set forth standards of conduct for employees, officers and Directors, and the Code of Ethics for Senior Financial Officers, provide the framework for the governance of Aon. The Board provides oversight of Aon's overall performance, strategic direction, and executive management team performance. The Board also approves major initiatives and transactions and advises on key financial and business matters. The Board is kept apprised of Aon's progress on a regular basis through Board and Committee meetings, discussions with management, operating and financial reports provided by the Chief Executive Officer and Chief Financial Officer, and other material distributed to the Directors throughout the year.

The Governance Guidelines require that Aon have a majority of Directors who meet the categorical standards of independence adopted by the Board, which must meet or exceed the NYSE independence requirements. The Governance Guidelines further provide that each of the members of the Audit, Governance/Nominating and Organization and Compensation Committees will be comprised entirely of independent Directors. The principal responsibilities of each Committee are described in this section.

Director Independence

In accordance with the listing standards of the NYSE, the Board has adopted categorical independence standards, which either meet or exceed the independence requirements of the NYSE corporate governance standards, to provide assistance in the determination of Director independence. The categorical standards are set forth below and provide that a Director of Aon will not qualify as an independent Director if:

(i) The Director is, or has been within the last three years, an employee of Aon, or an immediate family member of the Director is, or has been within the last three years, an executive officer, of Aon;

(ii) The Director has received, or has an immediate family member who has received, during any twelve month period within the last three years, more than $100,000 in direct compensation from Aon, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii) The Director is a current partner or employee of Aon's internal or external audit firm, or was within the past three years (but is no longer) a partner or employee of such a firm and personally worked on Aon's audit within that time;

(iv) The Director has an immediate family member who (A) is a current partner of a firm that is Aon's internal or external auditor, (B) is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice or (C) was within the past three years (but is no longer) a partner or employee of such a firm and personally worked on the Aon's audit within that time;

(v) The Director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Aon's present executive officers at the same time serves or served on that company's compensation committee;

(vi) The Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Aon for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues; or

(vii) The Director or an immediate family member is a current officer, director or trustee of a charitable organization where Aon's annual discretionary charitable contributions to the charitable organization are more than the greater of (i) five percent (5%) of that organization's total annual charitable receipts or (ii) $250,000.

For purposes of these categorical standards, immediate family member includes a Director's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the Director's home.

In connection with the determination of director independence, the Governance/Nominating Committee reviewed the categorical standards adopted by the Board together with other applicable legal requirements and the listing standards of the NYSE. The Committee also reviewed information compiled from the responses to questionnaires completed by each of Aon's directors, information derived from Aon's corporate and financial records, and information received from other relevant parties. Following this review, the Committee delivered a report to the entire Board of Directors, and the Board made its determination of director independence.

As a result of this review, the Board affirmatively determined that each of the following Directors does not have a material relationship with Aon and is independent under the categorical standards, applicable legal requirements and the listing standards of the NYSE: Mr. Conti, Mr. Jannotta, Mr. Kalff, Mr. Knight, Mr. Losh, Mr. Martin, Mr. McKenna, Mr. Morrison, General Myers, Mr. Notebaert, Mr. Rogers, Ms. Santona and Dr. Woo. Mr. Case is considered a management Director because of his position as President and Chief Executive Officer of Aon. Mr. Ryan is considered a management Director because of his position as Executive Chairman of Aon.

In determining that each of the non-employee Directors is independent, the Board also considered the following relationships that it deemed were immaterial to such Director's independence.

With respect to Mr. Conti, Mr. Jannotta, Mr. Knight, Mr. Martin, Mr. Notebaert, Mr. McKenna, Mr. Rogers and Ms. Santona, the Board considered that, in the ordinary course of business, Aon has sold services to, or purchased services from, a company (or other entity) at which these Directors is an executive officer (or, in the case of Mr. Martin, is of counsel), and in each case the amount paid to or received from one of these entities in any of the previous three fiscal years was below one percent (1%) of Aon's or the other company's annual revenue.

With respect to Mr. Knight, the Board considered personal investments made by Mr. Ryan, Mr. Jannotta, and Mr. McKenna, as well as by the Aon Pension Fund, in a privately held fund managed by Mr. Knight. The Board determined that the investments were immaterial and did not impact the independence of any non-management Director.

The Board considered that Mr. Knight, Mr. Martin, Mr. McKenna and Mr. Rogers serve on the boards of one for-profit and various not-for-profit entities with executive officers of Aon.

With respect to Mr. Janotta, Mr. Kalff, Mr. Knight, Mr. Martin, Mr. McKenna, Mr. Morrison, Mr. Notebaert, Mr. Rogers, Ms. Santona and Dr. Woo, the Board considered that Aon has made charitable contributions in 2007 to organizations in which the Director or an immediate family member of the Director is an officer, director or trustee.

With respect to Mr. Rogers, the Board considered that Mr. Rogers is a member of the Board of Directors of Chicago 2016 and chairman of its audit committee. With respect to Mr. McKenna, the Board considered that Mr. McKenna serves as co-chair of the fundraising Chicago 2016 Development Committee, which is a committee whose primary function is fundraising, and which has no governing or decision-making authority.

Board Meetings

The Board met ten times in 2007. Other than Jan Kalff, all incumbent Directors attended at least seventy-five (75%) of the meetings of the Board and all committees of the Board on which they served.

Meetings of Non-Management Directors

In accordance with NYSE rules and the Governance Guidelines, non-management Directors meet regularly in executive session without management. Andrew J. McKenna, Chairman of the Governance/Nominating Committee and Aon's lead independent Director (the "Lead Independent Director"), chaired these executive sessions.

Stock Ownership Guidelines for Non-Management Directors

In July 2006, the Board of Directors adopted Stock Ownership Guidelines for Non-Management Directors. The Guidelines require each non-management Director to hold an investment position in Common Stock (including vested deferred stock units) equal to three times the annual Director retainer. The Guidelines provide a transition period of five years for non-management Directors to achieve the ownership guidelines level, however, notwithstanding that, each new non-management Director is expected to hold 1,000 shares within the first year of joining the Board or transitioning from a management Director to a non-management Director.

Attendance at Annual Meeting

The Governance Guidelines provide that Directors are expected to attend the Annual Meeting of Stockholders. All of our Board members attended the 2007 Annual Meeting of Stockholders held on May 18, 2007.

Communications with the Board of Directors

Stockholders and other interested parties may communicate with the Board of Directors by contacting the non-management Directors of Aon Corporation, c/o Office of the Secretary, 200 East Randolph Street, Chicago, IL 60601. Alternatively, stockholders and other interested parties may communicate with Aon's non-management Directors via electronic mail to the following address: corporate_governance@aon.com.

The non-management Directors have established procedures for handling communications from stockholders and other interested parties. Communications are distributed to the Chairman of the Governance/Nominating Committee, the full Board of Directors, the non-management Directors or to any individual Director or Directors as appropriate, depending on the facts and circumstances outlined in the communication. Solicitations, spam, junk mail and mass mailings, resumes and other forms of job inquiries, business solicitations or advertisements and frivolous or inappropriate communications will not be forwarded, but will be made available to any non-management Director upon request.

Code of Business Conduct/Code of Ethics for Senior Financial Officers

The Board has adopted a code of business conduct that applies to our Directors, officers and employees. The Code of Business Conduct can be found on our web site at http://www.aon.com/about/corp_governance/code_of_biz_conduct.jsp and is available in print copy to any stockholder who makes a written request to our Secretary.

In addition, the Board has adopted a Code of Ethics for Senior Financial Officers that applies to the principal executive officer and the senior financial officers of Aon and our subsidiaries. The Code of Ethics for Senior Financial Officers can be found on our web site at http://www.aon.com/about/corp_governance/sfo_code.jsp.

We intend to disclose future amendments to, or waivers from, certain provisions of both the Code of Business Conduct and the Code of Ethics for Senior Financial Officers on our website promptly following the date of such amendment or waiver.

BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors has appointed standing committees, including Executive, Audit, Compliance, Governance/Nominating, Finance and Organization and Compensation Committees. The charters of the Audit, Compliance, Governance/Nominating, Finance and Organization and Compensation Committees are available on the corporate governance section of our website at http://www.aon.com/about/corp_governance/board_charters. Membership on the committees since the last Annual Meeting of the Board in 2007 has been as follows:

Executive	Audit	Compliance	Finance	Governance/ Nominating	Organization and Compensation
Patrick G. Ryan(1)	John W. Rogers, Jr.(1)	Gloria Santona(1)	Lester B. Knight(1)	Andrew J. McKenna(1)	Richard C. Notebaert(1)
Gregory C. Case	R. Eden Martin	Fulvio Conti(2)	Fulvio Conti(2)	Jan Kalff	Edgar D. Jannotta
Lester B. Knight	Robert S. Morrison	Edgar D. Jannotta	Edgar D. Jannotta	J. Michael Losh	Lester B. Knight
Andrew J. McKenna	Richard C. Notebaert	R. Eden Martin	Jan Kalff	Richard C. Notebaert	J. Michael Losh
	Gloria Santona	Richard B. Myers	J. Michael Losh	Gloria Santona	Andrew J. McKenna
	Carolyn Y. Woo	Carolyn Y. Woo	R. Eden Martin	Carolyn Y. Woo	Robert S. Morrison
			Richard B. Myers		Richard B. Myers
			John W. Rogers, Jr.		

(1) Chair.
(2) Member as of January 18, 2008.

Executive Committee

When the Board of Directors is not in session, the Executive Committee is empowered to exercise the power and authority in the management of the business and affairs of Aon as would be exercised by the Board of Directors, subject to certain exceptions. The Executive Committee acted by unanimous written consent on two occasions in 2007.

Audit Committee

In 2007, the Audit Committee met ten times. The Board of Directors has determined that each of the members of the Audit Committee is independent as defined by the rules of the NYSE. All of the Committee members are financially literate. The Board of Directors has determined that each of John W. Rogers, Jr., the Chairman of our Audit Committee, Robert S. Morrison and Richard C. Notebaert is an "audit committee financial expert" within the meaning of rules promulgated by the SEC. The primary purposes of the Audit Committee are to assist the Board with the oversight of: (i) the integrity of Aon's financial statements and financial reporting process; (ii) Aon's compliance with legal and regulatory requirements and ethics programs established by management and the Board; (iii) the engagement of the independent auditor, and its qualifications, independence and performance; and (iv) the performance of Aon's internal audit function. In discharging this role, the Audit Committee is authorized to retain outside counsel or other experts as it deems appropriate to carry out its duties and responsibilities.

The Audit Committee charter can be found on the corporate governance section of our website at http://www.aon.com/about/corp_governance/board_charters/audit_charter.jsp. Additional information regarding the Audit Committee's responsibilities may be found in the section under the heading "Report of the Audit Committee."

Compliance Committee

The Compliance Committee oversees Aon's policies, programs and procedures to ensure compliance with relevant laws, Aon's Code of Conduct, and other relevant standards. The Compliance Committee also monitors Aon's efforts to implement legal obligations arising from settlement agreements and other similar documents and performs other duties as directed by Aon's Board of Directors. Each member of the Compliance Committee is independent as defined by the NYSE listing standards. The Compliance Committee met four times during 2007.

Finance Committee

The Finance Committee (formerly known as the Investment Committee) is responsible for: (i) reviewing the investment performance of our underwriting segment, pending completion of planned dispositions and run-off programs; (ii) reviewing and approving all private equity and other strategic investments of Aon; and (iii) monitoring the investment performance of our tax-qualified benefit plans. In addition, the responsibilities of the Finance Committee were expanded in 2008 to include assisting the Board with monitoring and overseeing Aon's balance sheet, including capital management strategy, capital structure, investments, returns and related policies, as well as reviewing and approving mergers, acquisitions and divestitures in accordance with policies established by the Board. The Finance Committee met four times during 2007.

Governance/Nominating Committee

The Governance/Nominating Committee identifies and recommends to the Board of Directors candidates for service on the Board, reviews and recommends the renomination of incumbent Directors, reviews and recommends committee appointments and leads the annual performance review of the Board of Directors. In addition, the Governance/Nominating Committee reviews and recommends governance guidelines for Aon to the Board of Directors and reviews related party transactions. Each member of the Governance/Nominating Committee is independent as defined by the NYSE listing standards. The Governance/Nominating Committee met six times during 2007.

The Governance/Nominating Committee considers recommendations for Director candidates from Aon's Directors, executive officers and stockholders. The Governance/Nominating Committee will consider stockholders' recommendations. Recommendations, together with the name and address of the stockholder making the recommendation, relevant biographical information regarding the proposed candidate and a description of any arrangement or understanding between the stockholder and the proposed nominee, should be sent to our Secretary. Consistent with the Governance Guidelines, the Governance/Nominating Committee considers a number of criteria in evaluating Director candidates, including professional background, expertise, reputation for integrity, business experience, leadership capabilities and potential contributions to the Board of Directors and Aon's management. The Governance/Nominating Committee also considers whether a potential nominee would satisfy the independence standards of the NYSE.

When a vacancy exists on the Board of Directors due to the expansion of the size of the Board of Directors or the resignation or retirement of an existing Director, the Governance/Nominating Committee identifies and evaluates potential Director nominees. The Governance/Nominating Committee has sole authority to retain and terminate any search firm to be used to identify Director candidates and sole authority to approve such search firm's fees and other retention terms.

Candidates for Director are evaluated using the criteria discussed above and the existing composition of the Board of Directors, including its size, structure, backgrounds and areas of expertise of existing Directors and the number of independent and management Directors. The Governance/Nominating Committee also considers the specific needs of the various Board committees. The Governance/Nominating Committee recommends potential Director candidates to the full Board of Directors, which is responsible for final approval of any Director candidate. This process is the same for Director candidates who are recommended by our stockholders.

Recommendations for Director candidates to stand for election at the 2009 Annual Meeting of Stockholders must be submitted in writing to the Secretary of Aon, 200 East Randolph Street, Chicago, IL 60601. Recommendations will be forwarded to the Chairman of the Governance/ Nominating Committee for review and consideration.

Organization and Compensation Committee

The Organization and Compensation Committee (the "Compensation Committee") reviews and approves Aon's compensation philosophy as it applies to executive officers and more broadly. It annually reviews and determines the compensation of Aon's executive officers, including Aon's Executive Chairman and Chief Executive Officer subject to the approval of the independent members of the Board. The Compensation Committee consults with the Chief Executive Officer on, and directly approves, the compensation of other executive officers, including special hiring and severance arrangements. The Compensation Committee administers the Aon Stock Incentive Plan (and its predecessor plans), including granting stock options and stock awards (other than awards to the Chief Executive Officer or Executive Chairman, which awards must be approved by the independent members of the Board) and interpreting the plan, and has general administrative responsibility with respect to Aon's other U.S. employee benefit programs. In addition, the Compensation Committee makes recommendations to the Board concerning Directors' compensation and certain amendments to U.S. employee benefit plans or equity plans. The Compensation Committee may delegate its authority to sub-committees when appropriate. The Compensation Committee met twelve times during 2007. The Compensation Committee charter can be found on the corporate governance section of our website at http://www.aon.com/about/corp_governance/board_charters/org_comp_charter .jsp.

Process of Determining Executive Compensation

The role of Aon management is to assist the Compensation Committee in managing the Company's executive and Director compensation programs. Direct responsibilities of management include, but are not limited to:

- Recommending compensation increases, awards and incentives for executive officers other than the Chief Executive Officer and Executive Chairman;
- Providing an ongoing review of the effectiveness of the Company's compensation programs and aligning the programs with the Company's objectives;
- Designing and recommending the amendment of long-term and short-term cash and equity-based incentive plans; and
- Designing and recommending the amendment of U.S. employee benefit plans.

The independent non-employee directors met in the first quarter of 2007 to evaluate the performance, and review the compensation, of the Executive Chairman and Chief Executive Officer.

The Compensation Committee evaluated the performance, and reviewed the compensation, of all other executive officers. At that time, the Compensation Committee also approved for each executive officer a target annual incentive for 2007 performance and the specific corporate performance metric that Aon's performance would be measured against. The Compensation Committee also established the business unit and individual performance goals for 2007 of our Executive Chairman and Chief Executive Officer. The Chief Executive Officer approved the business unit and individual performance goals of all executive officers reporting to him.

In November 2007, management presented the Compensation Committee with compensation tally sheets reporting compensation paid through October 2007 and competitive pay data. Those materials were reviewed, discussed and updated over the course of several meetings of the Compensation Committee. The Compensation Committee also reviewed and considered the overall performance of Aon against that target that was established for 2007 and the achievement of specific business unit performance goals and individual goals, culminating in certain compensation decisions made by the Compensation Committee at its meeting in February 2008. The performance metrics, tally sheets, and the Compensation Committee's decisions with respect to the compensation of our executive officers are described under "Executive Compensation—Compensation Discussion and Analysis."

Relationship with Executive Compensation Consultant

Since 2005, the Compensation Committee has retained Frederic W. Cook & Co., Inc. as its independent executive compensation consultant. The consultant provides expertise on various matters coming before the Compensation Committee. The consultant is engaged by, and reports directly to, the Compensation Committee. The consultant does not advise Aon's management or receive other compensation from Aon. George Paulin, the Chief Executive Officer of Frederic W. Cook & Co., Inc. typically participates in all meetings of the Compensation Committee during which executive compensation matters are discussed and he communicates between meetings with the Chairman of the Compensation Committee. During 2007, the consultant assisted the Compensation Committee by: providing insights and advice regarding Aon's compensation philosophy, objectives and strategy; developing criteria for identification of Aon's peer group for executive compensation and company performance review purposes; reviewing management's proposed changes to the short-term incentive compensation program for future years; and providing comments on management's recommendations regarding executive officers' bonuses for 2007 and equity-based awards granted in 2007. With the Compensation Committee's support, management periodically retains other consulting firms to provide pay survey data and other non-executive compensation services.

Compensation Committee Interlocks and Insider Participation

During 2007, the Compensation Committee was composed of Richard C. Notebaert (Chairman), Edgar D. Jannotta, Lester B. Knight, J. Michael Losh, Andrew J. McKenna, Robert S. Morrison and Richard B. Myers. No member of the Compensation Committee was, during 2007 or previously, an officer or employee of Aon or any of its subsidiaries. In addition, during 2007, there were no compensation committee interlocks required to be disclosed.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees Aon's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the reporting process. Ernst & Young LLP ("E&Y"), Aon's independent registered public accounting firm for 2007, is responsible for expressing opinions on the conformity of Aon's audited financial statements with generally accepted accounting principles and the effectiveness of Aon's internal control over financial reporting.

In this context, the Audit Committee reviewed and discussed with management and E&Y the audited financial statements for the year ended December 31, 2007, as well as management's assessment of the effectiveness of Aon's internal control over financial reporting and E&Y's evaluation of Aon's internal control over financial reporting. The Audit Committee has discussed with E&Y the matters that are required to be discussed by Auditing Standards, the SEC and other regulatory agencies (Communication With Audit Committees).

In addition, the Audit Committee has discussed with E&Y the independence of that firm from Aon and its management, including the matters in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also considered whether E&Y's provision of non-audit services to Aon is compatible with maintaining E&Y's independence. The Audit Committee has concluded that E&Y is independent from Aon and its management.

The Audit Committee discussed with Aon's internal auditors and E&Y the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of Aon's internal controls, and the overall quality of Aon's financial reporting.

In reliance on the reviews and discussions referred to above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC. The Audit Committee has approved, and the Board of Directors has requested that stockholders ratify, the selection of E&Y as our independent registered public accounting firm for the year 2008.

John W. Rogers, Jr., Chairman
R. Eden Martin
Robert S. Morrison
Richard C. Notebaert
Gloria Santona
Carolyn Y. Woo

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP ("E&Y") as Aon's independent registered public accounting firm for the year 2008, subject to ratification by our stockholders. E&Y was first retained as Aon's independent registered public accounting firm in February 1986. Although this appointment is not required to be submitted to a vote of the stockholders, the Board of Directors believes it appropriate as a matter of policy to request that the stockholders ratify the appointment of the independent registered public accounting firm for the year 2008. In the event a majority of the votes cast at the meeting are not voted in favor of this proposal, the Audit Committee will reconsider the appointment, but may decide to maintain its appointment of E&Y.

We anticipate that a representative of E&Y will be present at the Annual Meeting. The representative will be given the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to any appropriate questions that may be submitted by stockholders at the Annual Meeting.

OUR BOARD OF DIRECTORS AND AUDIT COMMITTEE UNANIMOUSLY RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008.

Audit Fees. Fees for audit services totaled approximately $22.1 million in 2007 and $18.1 million in 2006. For both years, audit fees included services associated with the annual audit, including fees related to Sarbanes-Oxley Section 404, the reviews of Aon's documents filed with the SEC, and statutory audits required domestically and internationally. Fees for required statutory audits and attestation reports in various domestic and foreign jurisdictions were approximately $12.6 million in 2007 and $8.3 million in 2006, respectively.

Audit-Related Fees. Fees for audit-related services totaled approximately $1.9 million in 2007. In 2006, fees for audit-related services totaled approximately $1.4 million. There were no individual projects that exceeded $250,000 in 2006 or 2007. Audit-related fees include services such as employee benefit plan audits, other attestation services, due diligence in connection with acquisitions and accounting consultations not included in audit fees.

Tax Fees. Fees for tax services, including tax compliance, tax advice and tax planning totaled approximately $2.5 million in 2007 and $1.8 million in 2006.

All Other Fees. Fees for all other services not included above totaled approximately $0.1 million for each of 2007 and 2006.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Each pre-approval provides details regarding the particular service or category of service to be provided and is subject to a specific engagement authorization. The Audit Committee requires that the independent registered public accounting firm and management report on the actual fees charged by the independent registered public accounting firm for each category of service at Audit Committee meetings held during the year.

The Audit Committee acknowledges that circumstances may arise throughout the year that require the engagement of the independent registered public accounting firm to provide additional services not contemplated in the Audit Committee's initial pre-approval process that occurs on an annual basis. In those circumstances, the Audit Committee requires that specific pre-approval be obtained before engaging the independent registered public accounting firm. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. Such pre-approvals are reported to the Audit Committee at the next scheduled Audit Committee meeting.

All audit and non-audit services provided by the independent registered public accounting firm during 2007 were pre-approved in accordance with Aon's pre-approval policy as described above.

COMPENSATION COMMITTEE REPORT

The Organization and Compensation Committee of the Board of Directors of Aon has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and set forth in this proxy statement.

Based on its review and discussions with management, the Organization and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and Aon's Annual Report on Form 10-K.

This Report is provided by the Organization and Compensation Committee, which is composed entirely of the following independent Directors:

Richard C. Notebaert, Chairman
Edgar D. Jannotta
Lester B. Knight
J. Michael Losh
Andrew J. McKenna
Robert S. Morrison
Richard B. Myers

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Our Compensation Program

Aon's compensation program aligns the financial interests of our executives with those of our stockholders, both in the short and long term. The program supports Aon's key business objectives of building the pre-eminent risk advice and human capital management firm in the world through offering our clients world class advice, solutions, innovation and execution. To achieve those objectives, Aon must be the destination of choice for the best talent. We strive to maximize stockholders' return through growth in pre-tax net income and earnings per share. Our compensation program drives the achievement of those goals.

Our guiding philosophy with regard to our variable components of compensation, such as equity-based awards and annual bonuses, is that our stockholders should always benefit first before any element of our executives' variable compensation is earned or paid. For example, we grant multi-year performance-based equity awards that vest only after significant and sustained value has been created for our stockholders.

Similarly, under our annual bonus program, a minimum level of corporate performance must be achieved before any bonus is earned. Aon must demonstrate superior performance for our annual bonus program to reward our executives at the highest levels.

Components of Total Compensation

The key components of our compensation program are:

- *Long-term equity based awards*, which include:

  Performance share units that vest after three years and the value of which is tied to Aon's achievement of a cumulative three-year performance objective;

  Stock options that vest ratably over a three-year period and the value of which is tied to the fair market value of Aon's common stock over time; and

  Restricted stock units that vest ratably over a three-year period are awarded in lieu of a portion of the cash payment under our annual bonus program; and, for this reason, are performance-based compensation;

- *Performance-based annual cash bonus;*
- *Base salary;*
- *Personal benefits;*
- *Broad-based employee benefits*; and
- *Post-termination compensation.*

The table below describes our rationale for providing each component of pay and the factors that we consider in the determination of the target and actual amounts for a given year.

Component	Purpose	Factors Considered
Equity-Based Awards	Long-term incentive to focus executives' efforts on increasing long-term stockholder value and align with stockholder interests; encourage executive retention through vesting provisions typically connected with equity awards; and encourage ownership of Aon stock	Executive's past performance; expectations regarding executive's future contribution to Aon; and market pay data as a reference point
Annual Bonus (target and actual)	Short-term incentive to achieve select annual performance objectives	Scope of job responsibilities; expectations or opinions regarding the executive's qualitative and quantitative contributions to company-wide and business unit performance; and market pay data as a reference point
Base Salary	Stream of income provided throughout year in exchange for performance of specific job responsibilities	Scope of job responsibilities; historical pay and responsibilities; tenure; contractual commitments; and market pay data as a reference point
Personal Benefits and Executive Benefits	Attraction and retention of top talent; with regard to executive benefits, provide mechanism to accumulate retirement benefits and protect wealth accumulation; with respect to personal use of corporate assets, allow for most effective time management	Perquisites or benefits received from prior employer in the geographic area in which the executive works; time management factors
Broad-based Employee Benefits	Provide opportunity to save for retirement and protect against catastrophic incidences (healthcare, disability and life insurance coverage)	Market practices
Post-Termination Compensation	Provide temporary income stream following involuntary termination of employment and, in the case of change-in-control protection, to provide for continuity of management during that event	Executive's role within organization; market practices

Benchmarking of Target Total Direct Compensation

We set executive compensation at levels that are appropriate and competitive for professional services companies both within Aon's market sector and the general-industry marketplace. For this purpose, we annually review the levels of executive officer compensation from global pay surveys provided by Hewitt Associates, Inc. and publicly disclosed annual financial reports from our peer group. We compare the target total direct compensation (base salary plus target bonus plus equity-based awards) for our named executive officers to the target total direct compensation for executives at selected peer companies where job descriptions are sufficiently similar for the executives.

Aon has identified the following companies as its peer group for 2007:

Accenture Ltd.	CNA Financial Corporation	Marsh & McLennan Companies, Inc.
AFLAC Incorporated	Comerica Incorporated	Principal Financial Group, Inc.
Assurant, Inc.	E*Trade Financial Corporation	The Progressive Corporation
Bear Stearns Companies Inc.	Fidelity National Financial, Inc.	SLM Corporation
Capital One Financial Corporation	Genworth Financial, Inc.	TD Ameritrade, Inc.
Charles Schwab & Co., Inc.	The Hartford Financial Services Group, Inc.	Transatlantic Holdings, Inc.
Chubb	Lincoln National Corporation	UnumProvident Corporation
CIT Group Inc.	Loews Corporation	Willis Group Holdings Limited

The peer group was approved by Aon's Organization and Compensation Committee (referred to herein as the "Compensation Committee" or "Committee"), and the peer companies were selected based upon the following criteria: they are global financial services industry companies or major consulting firms with whom we compete for executive talent or financial capital; with the exception of Willis Group Holdings Limited, which is a direct competitor, the remaining members of our peer group are generally similar to Aon in size (as measured by revenues and market capitalization); and they each provide public disclosure regarding executive compensation.

The peer group is significantly different from the group utilized for 2006. During 2007, we worked with the Compensation Committee and its outside executive compensation consultant to refine the criteria for our peer group companies. Some of the companies in our 2006 peer group no longer qualified for the 2007 peer group and additional companies were added to the 2007 peer group. For example, the 2007 peer group is generally comprised of companies that are between one-third and three times our size, as measured by revenues and market capitalization; however, Willis was added to the peer group because it is a direct competitor for talent. The 2007 peer group members represent seven financial industry Global Industry Classification Standard sectors. The Committee's consultant confirmed that the composition of the 2007 peer group would not skew the compensation comparisons to the advantage or disadvantage of our executive officers.

Given the infrequency of executive chairmen roles among Aon's industry peers, with regard to Mr. Ryan's compensation we reviewed global pay surveys provided by Hewitt and Watson Wyatt. In addition, with the approval of the Compensation Committee we employed the following peer group to compare Mr. Ryan's total direct compensation against similar compensation paid to the executive chairmen (who had previously held the title Chief Executive Officer) of the following companies: Freeport-McMoRan Copper & Gold Inc.; PepsiCo, Inc.; Wm. Wrigley Jr. Company; Cardinal Health, Inc.; Aetna Inc.; Walgreens Co.; Consolidated Edison, Inc.; FMC Technologies, Inc.; Clear Channel Communications, Inc.; Ace Limited; Apache Corporation; Bed, Bath & Beyond Inc.; Texas Instruments Incorporated; Intel Corporation; Duke Energy Corporation; Barnes & Noble, Inc.; O'Reilly Automotive, Inc.; Jones Apparel Group, Inc.; Autodesk, Inc.; and Ford Motor Company.

How We Determine Total Compensation

As described above, market data is helpful in determining the competitive level of various elements of direct compensation. However, for 2007 Aon did not generally have a target for the total compensation to be delivered to each executive officer; target a certain percentile of total compensation or a particular component or subset of compensation with regard to the benchmark; or use a specific formula to set total compensation either in relation to market data, the relative mix of pay components or otherwise. For this reason, a decision with respect to one component of compensation had only an indirect link to decisions regarding other pay components.

Internal pay equity considerations do, from time to time, factor into compensation decisions for our executive officers. Those considerations for 2007 compensation decisions are described herein.

We generally targeted a competitive level and mix of total compensation elements using market data simply as a reference point. This was not a mechanical process. Rather, we used our judgment and business experience. Overall, our intent was to manage the various elements of total compensation together so that the focus was on variable direct compensation, such as long term and short term incentives that fluctuate based on the performance of Aon.

Based on the SFAS No. 123(R) grant date fair values of the long-term equity awards made to our named executive officers, performance-based compensation for 2007 ranged from 50%—85% of total direct compensation, as follows:

A Named Executive Officer	B Performance-Based Pay(1)	C Total Direct Compensation(2)	D % of Pay Linked to Performance [Column B ÷ Column C]
Case	$8,768,010	$10,268,010	85%
Bolger	$1,762,682	$ 3,512,682	50%
Ryan	$5,678,321	$ 6,803,321	83%
McGill	$3,294,749	$ 4,397,327	75%
Ravin	$2,692,825	$ 4,842,825	56%
O'Halleran	$2,692,678	$ 4,026,011	67%
Appel	$2,737,682	$ 3,487,682	78%

(1) The amounts in this column are the sums of: (A) the cash portion of the executive's bonus paid for 2007 performance plus (B) the grant date value of all performance-based equity awards granted to the executive during 2007.

(2) The amounts in this column are the sums of: (A) the executive's 2007 base salary; (B) any other non-performance based direct compensation paid for 2007 performance; and (C) the sum shown in Column B.

This supplemental table is not required by the SEC and is provided simply to demonstrate the link between performance and our executives' total direct compensation. Please refer to the Summary Compensation Table for Fiscal Years 2007 and 2006 for complete disclosure of the total compensation of our named executive officers.

As the chart demonstrates, we strive to link our executive's pay to performance at greater rates for our more senior executives. Given the responsibility of our Chief Executive Officer to drive performance results for Aon, and his success in achieving those results as further described below, 85% of Mr. Case's total direct compensation for 2007 was linked directly to the performance of Aon.

The smaller percentages of performance-based pay shown for Messrs. Bolger and Ravin resulted from unique circumstances. Mr. Bolger and Mr. Ravin entered into transition agreements with Aon during the last half of 2007, and both agreements provide for minimum guaranteed bonuses. Therefore, for purposes of the chart we did not identify that any portions of their 2007 bonuses were performance-based despite the actual superior performance of Aon during 2007 and their contributions to such success, as described below.

Our Use of Tally Sheets

In connection with our annual compensation review process, as described in the "governance" section of this proxy, the Compensation Committee reviews compensation tally sheets detailing all aspects of total compensation. The tally sheets affix dollar amounts to all components of the executives' compensation, including outstanding equity awards, current bonus and base salary, deferred compensation, employee benefits (including supplemental pension benefits), perquisites and potential change-in-control severance payments. The tally sheets are presented to the directors to ensure they are aware of all compensation elements and the value of such elements.

Involvement of Mr. Case and Mr. Ryan in the Compensation Process

The Compensation Committee approves each element of Aon executive officers' compensation; however, during the annual review process the Committee solicits certain recommendations from Mr. Case, Mr. Ryan and the independent members of Aon's board who do not serve on the Committee.

Mr. Case recommends to the Compensation Committee the equity award, annual bonus and base salary adjustment, if any, for the executive officers who report directly to him because he has direct knowledge of the contributions made by those executive officers to Aon. As support for such recommendations, Mr. Case provides to the Committee performance evaluations for his direct reports. The Compensation Committee has the ultimate authority to determine equity awards, bonuses and compensation adjustments. The Committee discusses its preliminary compensation decisions with the independent members of the board who do not serve on the Committee. This process garners valuable input from those directors regarding the executives' performance. The sharing of performance review information also aids the directors in carrying out their succession planning responsibilities.

During the annual compensation review process, Mr. Case and the Chairman of the Compensation Committee work together on Mr. Case's annual evaluation report, which summarizes Mr. Case's performance against the quantitative and qualitative objectives established at the beginning of the year. The report is considered, along with other factors, including the Compensation Committee's own assessment of Mr. Case's performance, Mr. Ryan's recommendations, relevant market data and Aon's overall performance, in the determination of Mr. Case's compensation.

During the annual review process, the Compensation Committee similarly assesses the performance of Mr. Ryan against the quantitative and qualitative objectives established at the beginning of the year. Mr. Ryan's performance review is considered, along with other facts, including the Compensation Committee's independent assessment of Mr. Ryan's performance, relevant market data and Aon's overall performance in the determination of Mr. Ryan's compensation.

The Committee shares with the independent members of the board who do not serve on the Committee its preliminary recommendations with regard to the compensation of Mr. Case and Mr. Ryan and, after considering input from those directors, the Committee makes its final determination.

Mr. Case, the Company's Global Head of Human Resources and the Company's Chief Financial Officer make joint recommendations to the Committee relating to the corporate performance targets to be established under the Company's annual Executive Bonus Plan and multi-year Leadership Performance Programs, which are described below under the heading "Explanation of 2007 Compensation Components." The Committee reviews such recommendations with its outside compensation consultant and reserves the ultimate authority to set such targets and to determine whether such goals were achieved.

Explanation of 2007 Compensation Components

Equity-Based Awards

The Aon Stock Incentive Plan, as amended and restated in 2006 (the "Stock Plan"), authorizes the grant of a variety of equity compensation awards, including performance awards, stock options and restricted stock units—the three forms of equity compensation granted to our named executive officers in 2007.

Performance Awards In the first quarter of 2007 we granted "performance shares" to our executive officers pursuant to our "Leadership Performance Program" ("LPP"), a sub-plan of the Stock Plan that is intended to further strengthen the relationship between executive capital accumulation and long-term company financial performance and stockholder value. The performance shares were granted in the form of units payable in Aon shares, and the performance shares were valued on the date of grant based on that day's average of the high and low trading prices of Aon common stock, in accordance with the terms of the Stock Plan.

The units will be earned and settled in a range of 0% to 200% of target value based on performance results over a three-year performance period. The performance period began January 1, 2007, and will end on December 31, 2009, and the performance results will be measured against the specified cumulative earnings per share target for the 2007-2009 period. After adjustments for the short-term dilutive impact of the sale of Combined Insurance Company of America and its subsidiaries, the cumulative target ranges from $7.32, below which no payout will occur, to $8.52, which would yield a payout of 200% of the target award value. A result of $7.77 in cumulative earnings per share would yield a payout at 100% of target. This target represents a 14% increase over the adjusted baseline for the LPP for the performance period 2006-2008, which is described directly below, and represents an aggressive, yet achievable, target.

In determining the individual awards under our 2007 LPP, the Committee reviewed market data by employee level to determine the appropriate long-term value of such equity awards. For example, the market data relevant to Mr. Case and Mr. Ryan supported larger awards to them than the awards granted to the other named executive officers. The Committee also determined that combining performance awards with stock options (as described herein) under the LPP provides the requisite incentive for the executives to enhance the value of Aon's stock, while the performance units also provide an additional incentive to achieve specific corporate performance goals. The three-year performance period and a performance target based upon Aon's earnings per share were selected to provide the award recipients a reasonable period of time within which to achieve and sustain challenging long-term growth objectives.

The Compensation Committee did not consider the number or value of equity-based awards previously granted to, or currently held by, our named executive officers in determining individual awards for 2007. Past awards were granted to induce performance in prior years and, as a result, they were not viewed as relevant in determining the 2007 awards to the named executive officers.

With regard to Mr. Ravin's LPP award, the Committee factored in his successful management of the leadership succession process at Combined Insurance Company of America and Mr. Ravin's agreement to remain a senior advisor who will contribute to the future success of Aon.

We made similar awards to certain of our named executive officers under the LPP adopted for the performance period beginning January 1, 2006 and ending December 31, 2008. Thus, the awards we granted during 2007 formed the second layer of consecutive three-year performance awards for certain of our named executive officers. The units awarded under the LPP for the performance period beginning January 1, 2006 and ending December 31, 2008 will be earned and settled based upon the achievement of the specified cumulative earnings per share target for the three-year performance period. The cumulative target ranges from $6.72, below which no payout will occur, to $8.44, which would yield a payout at 150% of the target award value. A result of $6.98 in cumulative earnings per share would yield a payout at 100% of target.

In addition to the broad-based multi-year performance awards under our LPP, in the past we have granted individual performance-based equity awards to executive officers when we seek to encourage specific performance results from a business unit or operating division. None of our named executive officers received supplemental awards of this type during 2007.

Stock Options Under the LPP, we also granted stock options to our named executive officers during 2007. Stock options represented 25% of the total value of their LPP awards, converted on a 3:1 basis using a Black-Scholes valuation. The stock options vest ratably over the three-year performance period. We grant stock options as an additional way to motivate our executive officers through the potential appreciation in our stock price over the options' exercise price.

Restricted Stock Units In the first quarter of 2007 we granted time-vested restricted stock units to our named executive officers in connection with Aon's "Incentive Stock Program," pursuant to which the executives received a portion of their 2006 annual bonus in the form of equity compensation. Of the restricted stock units, 67% vest ratably over a three-year period while the remaining 33% vest in full on the third anniversary of the date of grant, with the vesting of all such units contingent on continued employment and other conditions and are generally payable in shares of Aon common stock along with ongoing dividend equivalents. The primary goals of the program are to further focus the employees' attention on the longer-term performance of the Company as a whole, and to further promote employee retention and stock ownership.

Performance-Based Annual Bonus

For 2007, annual bonus eligibility for our named executive officers was directly tied to the achievement of a minimum threshold level of 85% of planned pre-tax income from continuing operations, which was $1,300 million, adjusted for unusual items such as gains or losses from the sale of a business or asset. This measure was selected to emphasize performance of Aon as a whole and directly link executives' awards to Aon's key business initiatives of delivering distinctive client value and achieving operational excellence. In combination with the performance target established under the LPP (i.e. a cumulative earnings per share target), we believe the selection of performance targets balances the executives' short and long-term perspective appropriately.

We set the pre-tax net income target at a level that was substantially in excess of Aon's 2006 actual pre-tax net income after adjustments. We also considered the past performance of our peer group in setting the target. We believe that the 2007 target was achievable but challenging. Eligibility for bonuses was dependent upon the achievement of at least 85% of the specified target, subject to appropriate adjustments. We set the minimum threshold at 85% because we believed performance below that level would not be acceptable and, therefore, should not result in bonus payments.

Each named executive officers' bonus was capped at $5 million under Aon's shareholder-approved Senior Officer Incentive Compensation Plan, as amended and restated in 2006 (the "Executive Bonus Plan"). Within the framework of the Executive Bonus Plan, in the first quarter of 2007 we set bonus eligibility for our named executive officers as follows: the target amount of each executive's bonus was 100% (125% for Mr. Case and Mr. Ryan) of the executive's base salary; and the bonus range was capped at 200% (250% for Mr. Case and Mr. Ryan) of the executive's base salary. The bonus targets and ranges were based on the relative responsibilities and scope of the executives' jobs. The higher targets and bonus ranges for Mr. Case and Mr. Ryan were in line with market data and reflected their significant responsibilities and obligations as Chief Executive Officer and Executive Chairman, which are greater than those of the other named executive officers.

During 2007, Aon became the world's largest risk adviser despite a challenging global market. Aon was also named as one of the top five companies in the financial services and insurance sectors predicted to be "talent magnets" in 2008, and it was recognized as the best retail broker, best reinsurance intermediary and best employee benefit consulting firm for 2007 by the readers of *Business Insurance*. Our designations as the best global insurance broker and destination of choice for top talent demonstrate the considerable progress we made during 2007 in pursuit of our business objectives. In addition to those achievements, Aon improved its pre-tax net income 21% over the 2006 level (adjusted for unusual items) during a year in which the financial services sector performed poorly.

During the first quarter of 2008, the Committee determined that the 2007 results for Aon overall exceeded the corporate performance goal under the Executive Bonus Plan by 5%, after the results were adjusted for non-controllable, extraordinary or unusual items such as gain or loss on the sale of businesses or assets. The Committee then determined the actual bonuses payable to the executives for 2007, taking into consideration the fact that the named executive officers' business units or operating divisions substantially achieved or exceeded their performance goals. The Committee also considered objective and subjective criteria regarding each executive's individual performance.

The Committee's determination of the actual bonuses payable for 2007 was based, among other things, on Aon's performance overall and the performance of the executives' business units and individual performance. Factoring individual performance into the analysis allows the Committee to differentiate among executives and emphasize the link between individual performance and compensation. No specific weighting is given to business unit performance or individual performance by the Committee when considering actual bonus awards.

The Compensation Committee chose not to exercise negative discretion with regard to the 2007 bonuses payable to Mr. Case, Mr. Ryan, Mr. McGill and Mr. Appel. Mr. Case and Mr. Ryan received bonuses at the maximum level of 250% of base salary, and Mr. McGill and Mr. Appel received bonuses at the maximum level of 200% of base salary. In addition to reflecting each of the executives' contributions to Aon's results and demonstrated leadership in achieving business unit results, the bonuses were intended to recognize their success (measured qualitatively) against Aon's Leadership Model. The five components of the model are: increasing client value; creating unmatched teams of talent; driving innovation; achieving solid business results; and reinforcing Aon's values and standards of conduct. In addition, the Compensation Committee considered the executives' extraordinary performance on board-approved global initiatives, including the expense reduction initiatives and restructuring programs and the sale of Combined Insurance Company of America and its subsidiaries.

With respect to the bonus of Mr. O'Halleran, which was less than the maximum level, the Compensation Committee considered its assessment of his individual performance and his contribution to the financial performance of his business unit. The Committee also considered that Mr. O'Halleran returned to a market and client-facing, revenue-generating role in the third quarter of 2007 while retaining his duties as Chairman of Aon Re Global. The Committee considered his newly-assumed additional production responsibilities in determining his bonus for 2007 and his 2007 base salary adjustment (as described below under the heading "Base Salary").

In determining the bonuses paid to Mr. Bolger and Mr. Ravin, the Committee considered their individual performance, their contributions to the company's strong performance, and the contractual guarantees set forth in their transition agreements.

As described above under the heading "Restricted Stock Units," the annual bonuses of our named executive officers are payable pursuant to Aon's "incentive stock program." For 2007, under the program generally all annual bonuses are payable 65% in cash and 35% in restricted stock units. Pursuant to the Transition Agreements that we entered into during 2007 with Mr. Bolger and Mr. Ravin, the 2007 bonuses payable to them were paid fully in cash. We agreed that it would not be appropriate to pay a portion of their bonuses in RSUs vesting ratably over three years because the executives' transition services are expected to be completed within three years.

Mr. Ryan's Total Direct Compensation

With regard to each of its named executive officers, the Compensation Committee generally follows the compensation philosophy described herein. With regard to the compensation of Mr. Ryan, the Committee utilizes one additional principle. It targets Mr. Ryan's total direct compensation at roughly 60% of the total direct compensation paid to Mr. Case. The rationale is that the demands on Mr. Ryan have diminished since he stepped into the Executive Chairman role. For 2007, Mr. Ryan's total direct compensation was $6,803,321, which was 66% of the total direct compensation received by Mr. Case, $10,268,010. Although the Committee did not have a market target with regard to Mr. Ryan's total direct compensation, or any component thereof, the Committee noted after reviewing market data that Mr. Ryan's total direct compensation for 2007 was between the 50th and 75th percentile for the peer group.

Internal Pay Equity Considerations for Other Executive Officers

In determining an executive officer's target bonus or long-term performance award value, the Compensation Committee will, from time to time, consider internal pay equity factors. However, the Committee has not adopted a broad internal pay equity policy pursuant to which each executive officer's compensation, or one or more components thereof, is tied to or targeted against the compensation of other executive officers.

During 2007, the Committee determined that Mr. Appel and Mr. McGill would each be eligible for a target bonus of 100% of base salary. They also received awards under the LPP valued at $1,500,000 each. By design, the bonus targets and long-term equity awards were established to provide parity to those officers who serve as leaders of Aon's major business units. Other than with regard to Mr. Ryan, Mr. Appel and Mr. McGill, internal pay equity was not a factor in the Committee's compensation decisions with regard to other named executive officers during 2007.

Base Salary

Base salary is a fixed component of compensation and is initially set at a level based primarily upon the executive's job scope or level of responsibility. The base salaries of our senior-most executives are adjusted rarely, as our practice is to increase other components of pay based upon superior performance.

In September of 2007, the Compensation Committee approved an increase to Mr. O'Halleran's annual base salary to $2 million. This change was made at the time that Mr. O'Halleran assumed additional responsibilities as a market and client-facing, revenue-generator while retaining his role as Chairman of Aon Re Global. No other base salary adjustments were made for our named executive officers during 2007.

Personal Benefits and Executive Benefits

Personal Benefits

During 2007 we provided personal benefits to our named executive officers as a component of their total compensation. We do not emphasize personal benefits in our executive compensation practices. We do not provide standard auto, private club or financial planning benefits.

During 2007, we allowed personal use of company-owned or leased aircraft by certain of our named executive officers. In most cases, such use allowed the executives to use their time more efficiently and ensured their quick availability, which benefited Aon. When executive officers use our aircraft for company business and there are vacant seats on the flights, they may at times invite family members or guests to accompany them.

With regard to other forms of personal benefits, such as tax equalization payments and expatriate allowances, that are typically provided by our competitors to their executives when asked to work in locations other than their home countries, and we feel we must provide these personal benefits to our executives who work outside of their home countries to attract and retain the best talent.

In addition to Aon's broad-based employee benefit programs that are available to Aon employees generally (such as health coverage, 401(k) salary deferrals, etc.), each of our named executive officers other than Mr. McGill (who does not participate in our U.S. executive benefit programs) were eligible to participate in a deferred compensation program, a supplemental pension program and a supplemental savings plan.

Deferred Compensation Program

We maintain a Deferred Compensation Plan ("DCP") that allows certain employees, including our named executive officers, to defer receipt of their salary and/or annual incentive payments into Aon common stock or accounts that mirror several different investment funds. In the past, we also entered into individual deferral arrangements with certain executives.

Participants may defer up to 75% of salary and up to 100% of their annual bonus until the date(s) they have specified in accordance with the DCP's distribution provisions. Under the DCP we do not credit above-market interest on deferred compensation, as that term is defined in the U.S. Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). However, with respect to three deferred compensation arrangements we entered into with Mr. Ravin, above-rate market interest may be credited on the account balances.

We are not required to make any contributions to the DCP. We do not fund the DCP, and participants have an unsecured contractual commitment by Aon to pay the amounts due under the DCP. When such payments are due, the distributions will be made from our general assets. We have purchased corporate-owned life insurance to offset a portion of this liability.

U.S. Supplemental Pension Program

The supplemental pension program is a non-qualified, deferred compensation plan that provides eligible U.S. employees, including executives hired on or before December 31, 2003, with the opportunity to receive benefits that could not be earned under the qualified pension plan because of tax limitations and the specific provisions of such plan. Our ability to offer participation in the plan has helped us attract and retain our top talent. For certain key executives, including Messrs. Ryan, Bolger and Ravin, we have granted additional service credits to be applied in determining their supplemental pension benefits, particularly where a executive lost similar supplemental pension benefits in connection with his or her previous employer upon joining Aon.

The plan contains limitations on compensation and benefits in order to strike a balance between the retentive effects of the plan and the expense of the plan. In addition, there are minimum age and service requirements (attainment of age 50 and 10 years of benefit accrual service) and for years after 2001 and prior to 2006, earnings in excess of $500,000 were not included in the calculation of basic benefits. Effective January 1, 2007, we amended the plan to provide benefits pursuant to a "career average pay formula." This change resulted in a reduction of future benefit accruals under this plan for the majority of plan participants.

U.S. Supplemental Savings Plan

The Supplemental Savings Plan is a non-qualified, deferred compensation plan that provides eligible employees, including executives, with the opportunity to receive contributions that could not be credited under the Savings Plan because of tax limitations and the specific provisions of such plan.

Supplemental Retirement Program for Mr. McGill

Mr. McGill has been an expatriate from the U.K. on assignment in the U.S. since 2006. While on assignment, he participates in our standard retirement programs available to eligible employees generally, but full participation in our U.K. defined contribution scheme while in the U.S is not viable. In order to eliminate any lost benefits that might otherwise result from his assignment, we have agreed that upon his retirement or return to work in the U.K., we will compare contributions that might otherwise have been paid into the U.K. scheme but were lost, recognizing his U.S.-based compensation and service, and pay those contributions through a supplemental retirement program.

Post-Termination Compensation

We believe that the provision of change-in-control severance agreements and other transitional compensation arrangements are critical to recruit talented employees and to secure the continued employment and dedication of our existing employees. All or nearly all of the companies with which we compete for talent have similar arrangements in place for their senior executives. While we consider these agreements to be necessary, the terms of these agreements are not considered as part of the compensation strategy when the Committee annually determines the compensation for the named executive officers.

Severance Agreements regarding Change in Control

We have entered into change-in-control severance agreements with certain of our key executive officers, including each of our named executive officers other than Mr. Ryan. The agreements are intended to secure the continued service and to ensure the dedication and objectivity of these executives in the event of an actual or threatened change in control of Aon. The agreements provide that covered executives receive certain severance benefits upon qualifying terminations of employment in connection with or within two years following a change in control of Aon. Thus, the agreements require a "double trigger"—a qualifying change in control of Aon *and* a qualifying termination of the executive's employment—in order for severance benefits to become payable.

If these conditions are met, the following severance benefits are payable: (a) the executive's base salary through the date of termination and a pro rated bonus based upon the executive's average annual bonus for the preceding three years; (b) for key executive officers other than Mr. Case, three times the executive's highest annual base salary in effect during the twelve-month period prior to the date of termination (with regard to Mr. Case, three times the sum of (i) his highest annual base salary in effect during the twelve-month period prior to the date of termination and (ii) his target annual bonus for the fiscal year in which the date of termination occurs); (c) the amount forfeited by the executive under any qualified defined contribution plan as a result of the executive's termination; and (d) the executive's accrued benefits under Aon's nonqualified benefit plans, which shall vest and be payable with three additional years of plan contributions.

The agreements for executives also require us to maintain medical, dental and life insurance on behalf of the executive for three years, or until the executive becomes eligible for substantially equivalent benefits from another employer. In addition, all stock options and other equity awards will become fully vested and each option will remain exercisable until the expiration of its term, subject to the "double trigger" explained above. The agreements for executives not based in the United States were modified to conform to local benefit practices and to comply with local laws.

As a condition to the receipt of payments and benefits pursuant to the agreements for executives, the executive is required to enter into an agreement with Aon providing that the executive will not compete with us or solicit our employees or customers for a two-year period and will not use or disclose any of our confidential information.

Letter Agreement with Mr. Ryan

As mentioned above, Mr. Ryan is not party to a change-in-control severance agreement. In 2005 we entered into a letter agreement with Mr. Ryan in connection with his continued service as Aon's Executive Chairman. The agreement provides certain supplemental benefits to Mr. Ryan in consideration for his agreement to continue to serve as our Executive Chairman. The agreement addresses certain benefits to be provided to him, including: (i) accelerated vesting of stock options; (ii) health care coverage; and (iii) supplemental pension benefits.

Transition Agreements with Mr. Bolger and Mr. Ravin

During the fourth quarter of 2007, we entered into transition agreements with Mr. Bolger and Mr. Ravin. The agreements are described in this proxy statement under the heading "Employment Agreement and Other Compensation Arrangements" in the narrative following the "Grants of Plan-Based Awards in Fiscal Year 2007" under the heading "Employment Agreements" in the section captioned "Potential Payments on Termination or Change-in-Control." Certain benefits provided under the agreements are set forth in the section captioned "Potential Payments on Termination or Change-in-Control."

In our agreement with Mr. Bolger, he waived the right to receive change-in-control coverage under a Tier 1 Agreement, as described in detail in the section captioned "Potential Payments on Termination or Change-in-Control", in exchange for limited change-in-control protection for certain equity awards. The protection applies in the event of a change in control prior to December 31, 2009. In approving the transition agreement with Mr. Bolger, the Compensation Committee considered Mr. Bolger's overall contributions to Aon during his five years of service, including service as the Company's chief financial officer for over four years. The Compensation Committee also considered Mr. Bolger's agreement to provide extensive transitional guidance to Aon and its new chief financial officer.

Our agreement with Mr. Ravin provides for the transition of his employment from Combined Insurance Company of America to Aon effective December 13, 2007. Under the agreement, Mr. Ravin will serve as Special Advisor to Mr. Case through March 2009. In approving the transition agreement with Mr. Ravin, the Compensation Committee considered Mr. Ravin's assistance in the planned sale of Combined Insurance Company of America and its subsidiaries and his long tenure with the Company.

Severance Benefits Pursuant to Employment Agreements

We have entered into agreements with certain executive officers that provide for post-employment severance benefits and transitional compensation if the officer's employment terminates for a qualifying event or circumstance unrelated to a change in control of Aon, such as being terminated without "cause" as such term is defined in the operative agreement.

Practices Regarding the Grant of Equity Awards

We typically grant stock options and other forms of equity awards at regularly scheduled meetings of the Committee. During 2007, all equity awards granted in connection with our incentive stock program or pursuant to the LPP (other than awards to Mr. Case or Mr. Ryan) were awarded by the Committee at its regularly scheduled meetings and valued at such dates. The stock options and restricted stock units awarded to Mr. Case and Mr. Ryan were approved by the independent members of our Board at its regularly scheduled meetings, which typically occur the day following the meeting of the Committee, and the grants were effective and valued as of such Board meeting dates. In addition, during 2007 all other equity awards to executive officers (including awards made pursuant to employment agreements or granted for retentive purposes) were approved and granted by the Committee at its regularly scheduled meetings.

We do not have a policy or practice with respect to coordinating grant dates for equity awards with the release of material non-public information.

Recovery of Prior Performance-Based Equity Awards or Cash Bonuses

We do not have a policy with respect to adjustment or recovery of equity awards or cash payments if relevant Company performance measures upon which such awards or payments were based are restated or otherwise adjusted in a manner that would have resulted in a reduced award or payment. Under those circumstances, the Committee would evaluate whether recovery was appropriate based upon the facts and circumstances surrounding the restatement or adjustment.

Stock Ownership Guidelines

In 2006 we adopted stock ownership guidelines applicable to members of Aon's senior executives. The guidelines are designed to increase executives' equity stakes in Aon and to align executives' interests more closely with those of our stockholders. The guidelines provide that the Chief Executive Officer should attain an investment position in Aon common stock equal to four times annual base salary and each other executive officer, including the remainder of our named executive officers, should attain an investment position in Aon common stock equal to two times annual base salary. These investment levels should be achieved within five years. Shares counted toward these guidelines include: any shares owned outright; shares held through the Savings Plan; shares held through our employee stock purchase plan; "phantom" stock held under the DCP, if such distribution is paid in stock; and "phantom" stock held under the Supplemental Savings Plan.

Role of the Compensation Consultant

The Compensation Committee has retained Frederic W. Cook & Co., Inc. as its independent executive compensation consultant. The role of the compensation consultant is described in this proxy statement under "Board of Directors and Committees—Organization and Compensation Committee—Relationship with Executive Compensation Consultant."

Impact of Tax and Accounting Treatment

Section 162(m) of the Internal Revenue Code provides that a public corporation may take a deduction for compensation in excess of $1 million for its chief executive officer and certain of its other highest paid executive officers only if specific and detailed criteria are satisfied. Other sections of the Internal Revenue Code could result in adverse tax consequences to Aon and/or the executive related to certain change-in-control payments or the receipt of deferred compensation. Among other factors, we consider the company deductibility of compensation paid to the named executive officers.

We recognize that the deductibility of some types of compensation payments can depend upon the timing of an executive's vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond our control also can affect deductibility of compensation. Also, in some circumstances, factors other than tax deductibility are more important in determining the forms and levels of executive compensation most appropriate and in the best interests of Aon and its stockholders.

For these and other reasons, we have determined that we will make a reasonable effort to administer Aon's compensation program in a tax-effective manner; however, we have from time to time approved elements of compensation for certain executive officers that are not fully deductible or result in adverse tax consequences to the executive and we reserve the right to do so in the future, when appropriate. For instance, we cannot deduct the portion of base salary in excess of $1 million that we paid to certain executive officers or certain costs related to our executives' personal use of company-owned or leased aircraft.

We account for equity-based awards in accordance with the requirements of SFAS No. 123R. We are required to recognize compensation expense relating to equity-based awards in our financial statements. The adoption of this recognition method did not cause us to limit or otherwise significantly change our award practices.

Historical Compensation of Executive Officers

The executive compensation disclosure contained in this section reflects compensation information for the years ended December 31, 2007 and December 31, 2006. The following Summary Compensation Table contains compensation information for: (1) Messrs. Case and Bolger, who served as our Chief Executive Officer and Chief Financial Officer, respectively, during 2007, (2) Messrs. Ryan, McGill and Appel, who were our three other most highly compensated executive officers serving as of December 31, 2007, and (3) Messrs. Ravin and O'Halleran, who would have been among our most highly compensated executive officers except that they were not serving as executive officers as of December 31, 2007. We refer to these seven individuals as our "named executive officers." No compensation information for Messrs. McGill, Ravin and Appel is provided for 2006 because they each became a named executive officer in 2007.

Summary Compensation Table for Fiscal Years 2007 and 2006

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)(6)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(7)	All Other Compensation ($)(8)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gregory C. Case	2007	1,500,000	-0-	5,520,883	1,806,667	2,437,500	-0-	32,250	11,297,300
(President and Chief Executive Officer)(9)	2006	1,500,000	-0-	1,629,111	1,968,722	2,400,000	-0-	21,600	7,519,433
David P. Bolger	2007	750,000	1,000,000	4,845,363	808,295	-0-	172,422	52,699	7,628,779
(Executive Vice President—Chief Financial Officer)(10)	2006	750,000	-0-	1,199,038	470,525	1,080,000	192,230	15,516	3,515,079
Patrick G. Ryan	2007	1,125,000	-0-	4,893,041	1,322,286	1,820,000	489,470	232,054	9,881,851
(Executive Chairman)(9)	2006	1,125,000	-0-	1,966,234	2,578,134	1,600,000	1,206,949	61,083	7,330,451
Stephen P. McGill (Chief Executive Officer—Aon Risk Services Americas)(11)	2007	1,102,578	-0-	2,610,520	242,968	1,421,958	-0-	891,357	6,269,381
Richard M. Ravin (Special Advisor to Chief Executive Officer)(12)	2007	800,000	1,350,000	3,134,345	501,715	-0-	287,572	107,477	6,181,109
Michael D. O'Halleran	2007	1,333,333	-0-	2,985,142	371,492	975,000	-0-	235,492	5,900,459
(Senior Executive Vice President and Executive Chairman—Aon Re Global, Inc.)	2006	1,000,000	-0-	2,942,678	490,201	960,000	255,584	98,202	5,491,081
Andrew M. Appel (Chief Executive Officer—Aon Consulting, Worldwide, Inc.)(13)	2007	750,000	-0-	2,616,320	551,983	975,000	-0-	29,643	4,922,946

(1) For purposes of this table, the amount set forth with respect to Mr. McGill in column (c) for 2007 has been converted from British pounds sterling to U.S. dollars based on the conversion rate in effect at the time of each of Mr. McGill's monthly salary payments.

(2) Except for Messrs. Bolger and Ravin, the named executive officers did not receive any payments for 2007 that would be characterized as "bonus" payments under the rules of the SEC and none of the named executive officers received any such bonus payments for 2006. As the amount of the 2007 bonuses paid to Messrs. Bolger and Ravin was guaranteed to each of them pursuant to their respective Transition Agreements with Aon, these payments are reported in column (d) as "bonus" payments. See the section entitled "Employment Agreements and Other Compensation Arrangements" following the Grants of Plan-Based Awards in Fiscal Year 2007 table for more information on these Transition Agreements. Cash amounts earned in 2007 and 2006 as short-term incentive compensation are shown in column (g) "Non-Equity Incentive Plan Compensation."

(3) The amounts shown in column (e) reflect the dollar amounts recognized for financial statement reporting purposes in accordance with FAS 123(R) for the fiscal years ended December 31, 2007 and December 31, 2006, respectively, of restricted stock unit awards, performance share unit awards and individual performance share unit awards granted to the named executive officers pursuant to the Aon Stock Plan, and its sub-plans, the ISP and the LPP, disregarding adjustments for forfeiture assumptions, and do not reflect amounts actually paid to, or realized by, the named executive officers in 2007, 2006 or prior years. These amounts include allocations from awards granted during the respective year, as well as awards granted during prior years. Based on the 2007 performance under both the 2006 LPP and 2007 LPP, accounting expense was accrued with respect to the LPP in 2007 at the maximum levels. Reflected in this table for 2007 is the maximum FAS 123(R) expense possible at the time of grant with respect to a performance share unit award granted pursuant to the LPP which is the dollar value attributed to the original award multiplied by 200% for 2007 and 150% for 2006.

Assumptions used in the calculation of these amounts for 2007 are set forth in Note 12 to Aon's audited financial statements for the year ended December 31, 2007 included in Aon's Annual Report on Form 10-K filed with the SEC on February 28, 2008, which we refer to as the "2007 Annual Report." Assumptions used in the calculation of these amounts for 2006 are set forth in Note 13 to Aon's audited financial statements for the fiscal year ended December 31, 2006 included in Aon's Annual Report on Form 10-K filed with the SEC on March 1, 2007, which we refer to as the "2006 Annual Report." A discussion of the assumptions used in the valuation of stock awards made in fiscal years prior to 2006 may be found in the corresponding sections of Aon's financial statement footnotes in the Form 10-K for the year in which the award was made. In addition, (a) because Messrs. Ryan, Ravin and O'Halleran are eligible for retirement based on their age and their ISP awards will continue to vest upon retirement, Aon expenses the full value of their awards upon grant, in accordance with the requirements of FAS 123(R), and (b) pursuant to the terms of Mr. Bolger's Transition Agreement with Aon and the original restricted stock unit and LPP award agreements, the vesting of all or a portion of his restricted stock unit and LPP awards is guaranteed; therefore, Aon expensed either all or a portion of the remaining value of these awards in 2007 in accordance with the requirements of FAS 123(R). The amounts shown in column (e) reflect Aon's accounting expense for these awards under FAS 123(R), and do not correspond to the actual value that will be recognized by the named executive officers. For further information on the stock awards granted in 2007, see the Grants of Plan-Based Awards in Fiscal Year 2007 table below.

(4) The amounts shown in column (f) reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and December 31, 2006, respectively, of options pursuant to the Aon Stock Plan and its sub-plan, the LPP, in accordance with FAS 123(R), disregarding adjustments for forfeiture assumptions, and do not reflect amounts paid to, or realized by, the named executive officers in 2007, 2006 or prior years. These amounts include allocations from options granted during the respective year, as well as options granted during prior years.

Assumptions used in the calculation of these amounts for 2007 are set forth in Note 12 to Aon's audited financial statements for the year ended December 31, 2007 included in Aon's 2007 Annual Report. Assumptions used in the calculation of these amounts for 2006 are set forth in Note 13 to Aon's audited financial statements for the fiscal year ended December 31, 2006 included in Aon's 2006 Annual Report. A discussion of the assumptions used in the valuation of option awards made in fiscal years prior to 2006 may be found in the corresponding sections of Aon's financial statement footnotes in the Form 10-K for the year in which the award was made. In addition, (a) pursuant to the terms of Mr. Ryan's letter agreement with us that provide for 100% vesting of his option awards upon his termination for any reason, Aon expenses the full value of the option upon grant, and (b) pursuant to the terms of Mr. Bolger's Transition Agreement with Aon and the original option award agreements, the vesting of a pro rata portion of his option awards is guaranteed; therefore, Aon expensed a pro rata portion of the remaining value of these awards in 2007 in accordance with the requirements of FAS 123(R). The amounts shown in column (f) reflect Aon's accounting expense for these options under FAS 123(R), and do not correspond to the actual value that will be recognized by the named executive officers. For further information on the stock options granted in 2007, see the Grants of Plan-Based Awards in Fiscal Year 2007 table below, and for further information on Mr. Ryan's letter agreement see the section entitled "Employment Agreements and Other Compensation Arrangements" following the Grants of Plan-Based Awards in Fiscal Year 2007 table.

(5) With respect to the amounts set forth in column (g) for 2007: On February 22, 2008, the Compensation Committee granted the following awards under the Executive Bonus Plan based on the achievement of certain performance measures by the named executive officers during 2007: Mr. Case, $3,750,000; Mr. Ryan, $2,800,000; Mr. McGill, $2,163,591 (converted from British pounds sterling as described in this footnote below); Mr. O'Halleran, $1,500,000; and Mr. Appel, $1,500,000. In accordance with the terms of the ISP applicable to awards paid for 2007 service, the named executive officers receiving these awards were paid: (a) 65% of the awards in cash, and (b) 35% of the awards in the form of restricted stock units. The amounts shown in column (g) for 2007 reflect the cash portion of the awards paid to the named executive with Mr. McGill's cash portion converted from British pounds sterling as described in this footnote below and the following amounts of restricted stock units represent the restricted stock unit portion of these awards: Mr. Case, 30,818; Mr. Ryan, 23,011; Mr. McGill, 17,780; Mr. O'Halleran, 12,327; and Mr. Appel, 12,327. To the extent these individuals are again designated as our named executive officers, all of these restricted stock units will be shown in our Grants of Plan-Based Awards Table and our Outstanding Equity Awards at Fiscal Year-End Table in future executive compensation disclosures that present information for the fiscal year ending December 31, 2008. For further information on the terms of the ISP, see the section entitled "Explanation of 2007 Compensation Components" in the Compensation Discussion and Analysis. Mr. McGill's total award for his 2007 service was denominated in British pounds sterling when granted and for purposes of this footnote has been converted from £1,100,000 British pounds sterling to $2,163,591 U.S. dollars based on a February 22, 2008 currency exchange rate of £1 British pound = $1.966901 U.S. dollars. The value of 35% of this £1,100,000 award for purposes of determining the restricted stock unit portion of his award was also determined using this February 22, 2008 exchange rate. The 65% cash portion of his £1,100,000 award that is listed in column (g) has been converted from £715,000 British pounds sterling to $1,421,958 U.S. dollars based on the conversion rate of £1 British pound = $1.988752 U.S. dollars in effect on February 28, 2008, the date Mr. McGill was paid the cash portion of his award. Neither Mr. Bolger nor Mr. Ravin received any non-equity incentive compensation for 2007 service as the terms of their respective Transition Agreements modified their outstanding non-equity awards to become bonus arrangements as further described under "Employment Agreements and Other Compensation Arrangements" following the Grants of Plan-Based Awards in Fiscal Year 2007 table and "Ravin Transition Agreement Award" following the Nonqualified Deferred Compensation in Fiscal 2007 table.

(6) With respect to the amounts set forth in column (g) for 2006: On February 15, 2007, the Compensation Committee granted the following awards under the Executive Bonus Plan based on the achievement of certain performance measures by the named executive officers during 2006: Mr. Case, $3,000,000; Mr. Bolger, $1,350,000; Mr. Ryan, $2,000,000; and Mr. O'Halleran, $1,200,000. In granting Mr. Bolger's award, the Committee waived the maximum annual incentive award specified in Mr. Bolger's employment agreement dated January 1, 2003. In accordance with the terms of the incentive stock program or "ISP" applicable to awards paid for 2006 service, the other named executive officers were paid: (a) 80% of the award in cash; and (b) 20% of the award in the form of restricted stock units. The amounts shown in column (g) for 2006 reflect the cash portion of these awards paid to the named executive officers. In addition, pursuant to the terms of the ISP for 2006 service, Aon provided an enhancement award of an additional 10% of the award in the form of restricted stock units. As a result, the named executive officers received the following number of restricted stock units pursuant to the terms of the ISP: Mr. Case, 23,155; Mr. Bolger, 10,459; Mr. Ryan, 15,437; and Mr. O'Halleran, 9,297. These restricted stock unit awards are shown in the Grants of Plan-Based Awards in Fiscal Year 2007 table and the Outstanding Equity Awards at 2007 Fiscal Year-End table.

(7) For all named executive officers except for Mr. Ravin, the amounts in column (h) reflect an estimate of the actuarial increase in the present value of the named executive officers' benefits under all defined benefit pension plans established by Aon determined using interest rates and mortality rate assumptions consistent with those used in the financial statements of Aon and includes amounts which the named executive officer

may not currently be entitled to receive because such amounts are not vested. For Mr. Ravin, the amount in column (h) for 2007 includes $280,835, an estimate of his change in pension value as determined using the methodology set forth in the preceding sentence, and $6,737, the dollar value of interest earned by Mr. Ravin pursuant to a deferred compensation agreement dated as of December 31, 1980 that is in excess of 120% of the long-term applicable federal rate as determined under the rules of the SEC. See the footnotes to the Pension Benefits in Fiscal 2007 table for more information on the assumptions used to calculate the change in pension value estimates and see the section entitled "Ravin Agreements" below the Nonqualified Deferred Compensation in Fiscal 2007 table for more information on the deferred compensation agreement pursuant to which Mr. Ravin received the interest. Except as described for Mr. Ravin, no amount is reported in column (h) for the other named executive officers for above market earnings on compensation that is deferred outside of tax qualified plans. Mr. O'Halleran's pension value decreased by $146,248 in 2007 representing a reduction in actuarial value. Pursuant to SEC regulations, this negative value is not reflected in the amount shown in columns (h) or (j).

(8) The amounts shown in column (i) for 2007 consist of the following components:

Name	Company Contributions ($)(a)	Other Compensation ($)(b)	Dividend Equivalents ($)(c)	Perquisites ($)(d)	Total ($)
Gregory C. Case	21,750	—	10,420	80	32,250
David P. Bolger	6,750	—	12,916	33,033	52,699
Patrick G. Ryan	6,750	—	14,290	211,014	232,054
Stephen P. McGill	—	677,279	15,958	198,120	891,357
Richard M. Ravin	6,750	22,542	8,910	69,275	107,477
Michael D. O'Halleran	6,750	—	110,628	118,114	235,492
Andrew M. Appel	21,750	—	7,893	—	29,643

(a) The amounts shown in the "Company Contributions" column represent: (i) for each of the named executive officers except for Mr. McGill a contribution by Aon of $6,750 to the Aon Savings Plan, a defined contribution plan; and (ii) for each of Messrs. Case and Appel, the following additional contributions by Aon: a contribution of $6,750 to the Aon Retirement Account, a sub-account of the Aon Savings Plan, and a contribution of $8,250 to the Aon Supplemental Savings Plan, a non-qualified defined contribution plan. See the section entitled "Personal Benefits and Executive Benefits" in the Compensation Discussion and Analysis for additional information regarding these contributions and plans. In addition, a discussion of the benefits provided to certain of the named executive officers pursuant to Aon's defined benefit plans is set forth below under the section entitled "Pension Benefits in Fiscal 2007."

(b) The amount shown in the "Other Compensation" column for Mr. McGill represents (i) a $300,000 annual expatriate allowance paid to Mr. McGill for payment of his costs associated with his expatriate assignment, including obtaining housing in Chicago, Illinois; (ii) $330,781 in tax payments, paid by Aon for Mr. McGill related to his expatriate expenses and additional tax costs directly resulting from his expatriate assignment; and (iii) a $46,498 payment to Mr. McGill's personal pension plan that has been converted from British pounds sterling to U.S. dollars for purposes of this table based on the currency exchange rate in effect on January 17, 2007, the date of calculation of his payment. Mr. McGill's expatriate allowance is paid pursuant to Aon's policy of providing coverage for duplicate costs incurred when employees are on a foreign assignment including providing housing to employees assigned to work on locations outside of their home countries and is an allowance intended to cover actual costs incurred by Mr. McGill, who is a United Kingdom employee, of mortgage payments, property tax, insurance, maintenance and utility expenses on his Illinois residence as well as transportation costs, home leave and other out-of-pocket expenses related to his expatriate assignment. For further information on these payments to Mr. McGill see the sections entitled "Supplemental Retirement Program for Mr. McGill" in the Compensation Discussion and Analysis and "McGill Agreement" after the Nonqualified Deferred Compensation in Fiscal 2007 Table.

The amount shown in the "Other Compensation" column for Mr. Ravin represents payments made by Aon to Mr. Ravin to reimburse him for certain tax expenses related to options he exercised in 2006 that were determined to have incorrect measurement dates. We determined during our review of stock option grants made during 1994-2006 that we conducted in 2007 that these certain options of Mr. Ravin's were among those that had been granted at a discount from fair market value. This payment to Mr. Ravin was made to offset the impact to him of this option exercise under Section 409A of the Internal Revenue Code of 1986, as amended, any related interest or penalties, and the associated income tax consequences of the reimbursement payment. As Mr. Ravin was a current Section 16 officer, he was not eligible to participate in the voluntary tender offer program we conducted in 2007 that offered to cure the discount and enable holders of these misdated options to avoid the adverse tax treatment under Section 409A. As the error regarding the valuation of Mr. Ravin's options was not uncovered until 2007, he was not able to avoid adverse tax treatment under Section 409A by voluntarily increasing the exercise price by December 31, 2006, a practice widely used by executives in similar situations at other companies. For further information on our review of those stock options, see the Explanatory Note Regarding Restatement Related to Stock Option Expense section in our 2006 Annual Report and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Recent Events—Tender Offer" of our 2007 Annual Report.

(c) The amounts shown in the "Dividend Equivalents" column represent: (i) cash dividend equivalents paid on certain unvested restricted stock units granted under the ISP; and (ii) for Mr. O'Halleran, $8,554 cash dividend equivalents paid on certain unvested restricted stock units granted under the ISP and $102,075 in cash dividend equivalents paid on deferred restricted stock units and accrued as additional shares of restricted stock units pursuant to Mr. O'Halleran's deferral agreement with Aon further described under the section entitled "O'Halleran Agreement" after the Nonqualified Deferred Compensation in Fiscal 2007 table.

(d) The amounts shown in the "Perquisites" column represent:

(i) for Mr. Case, the $80 aggregate incremental cost of his personal use of Aon owned or leased aircraft;

(ii) for Mr. Bolger, Aon's payment on his behalf of $33,033 for legal services;

(iii) for Mr. Ryan, the $3,730 value of his use of a company-owned automobile which has been calculated based on the decrease in book value of the fully-depreciated automobile from the end of 2006 to the end of 2007, and the $207,284 aggregate incremental cost of his personal use of Aon owned or leased aircraft;

(iv) for Mr. McGill, a $60,141 (£30,000) automobile allowance, that is paid in British pounds sterling and has been converted into U.S. dollars for purposes of this table based on the currency exchange rate in effect at the time of each of the monthly payments, and the $137,979 aggregate incremental cost of his personal use of Aon owned or leased aircraft;

(v) for Mr. Ravin, Aon's payment on his behalf of $30,696 for club membership dues and $38,579 for legal services; and

(vi) for Mr. O'Halleran, a $20,000 automobile allowance, Aon's payment on his behalf of $29,074 for club membership dues and $19,040 for financial planning services, and charitable contributions totaling $50,000 that were made by Aon to various charitable organizations as directed and on behalf of Mr. O'Halleran pursuant to his employment agreement and in accordance with Aon's matching charitable contribution program.

Aon determined the aggregate incremental cost of each named executive officer's personal use of aircraft that Aon owns and leases in 2007 by calculating the average variable hourly operating cost for each aircraft and multiplying this cost by the number of hours flown on a personal flight (which includes hours of any empty flights necessary to reposition the aircraft because of the personal use of the aircraft). The components of the variable operating cost include aircraft fuel and oil, travel, trip-related expenses for pilots and crew, trip-related repairs and maintenance, catering, and airport and other landing fees or customs. This methodology excludes from the variable operating cost calculation those fixed costs that do not change based on usage such as pilot salaries, the purchase costs of the aircraft and hangar costs. Spouses, families and invited guests occasionally accompany named executive officers on flights. The additional cost to Aon of these additional guests is insubstantial and a small charge that covers these incidental fees is added for each guest of an officer to the aggregate incremental cost allocated to that officer for personal use of that flight.

(9) Messrs. Case and Ryan also serve as Directors of Aon, but receive no compensation for such service.

(10) Mr. Bolger served as Executive Vice President—Chief Financial Officer and Chief Administrative Officer through September 30, 2007. Pursuant to the terms of his Transition Agreement with Aon, Mr. Bolger served as Aon's Executive Vice President—Chief Financial Officer from September 30, 2007 until March 1, 2008 when Christa Davies, Executive Vice President, Global Finance of Aon, assumed the office of Aon's Chief Financial Officer, after which time Mr. Bolger has continued his employment as set forth in his Transition Agreement.

(11) Mr. McGill served as Chief Executive Officer of Aon Risk Services Americas during 2007 and through January 2008, and was named Chairman and Chief Executive Officer of Aon Risk Services in February 2008.

(12) Mr. Ravin was employed by Aon's wholly-owned subsidiary Combined Insurance Company of America, referred to as "CICA," as its Chief Executive Officer through July 31, 2007 and continued to serve as Chairman of Combined's Board of Directors through December 13, 2007. Pursuant to the terms of his Transition Agreement with Aon, effective as of December 13, 2007 Mr. Ravin has been employed as Special Advisor to the CEO of Aon.

(13) Mr. Appel served as Chief Executive Officer of Aon Consulting Worldwide, Inc. during 2007 and through January 2008, and was named Chief Executive Officer of Aon Re Global in February 2008.

Grants of Plan-Based Awards in Fiscal Year 2007

The following table provides information on non-equity incentive plan awards, stock options, restricted stock unit awards and performance share unit awards granted in 2007 to each of the named executive officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Closing Market Price on Grant Date ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards ($)(5)
(a)	(b)	(c) Threshold ($)	(d) Target ($)	(e) Maximum ($)	(f) Threshold (#)	(g) Target (#)	(h) Maximum (#)	(i)	(j)	(k)		(l)
Gregory C. Case	—	-0-	1,875,000	3,750,000	—	—	—	—	—	—	—	—
	02/21/2007	—	—	—	—	—	—	23,155(6)	—	—	—	900,035
	03/16/2007	—	—	—	-0-	118,985	237,970	—	—	—	—	4,297,738
	03/16/2007	—	—	—	—	—	—	—	118,985	37.82	37.94	1,132,737
David P. Bolger	02/15/2007	—	—	—	—	—	—	10,459(6)	—	—	—	405,077
	03/15/2007	—	—	—	-0-	30,324	60,648	—	—	—	—	1,074,379
	03/15/2007	—	—	—	—	—	—	—	30,324	37.10	37.43	283,226
Patrick G. Ryan	—	-0-	1,406,250	2,812,500	—	—	—	—	—	—	—	—
	02/21/2007	—	—	—	—	—	—	15,437(6)	—	—	—	600,036
	03/16/2007	—	—	—	-0-	71,391	142,782	—	—	—	—	2,578,643
	03/16/2007	—	—	—	—	—	—	—	71,391	37.82	37.94	679,642
Stephen P. McGill	—	-0-	1,091,723	2,183,445	—	—	—	—	—	—	—	—
	02/15/2007	—	—	—	—	—	—	13,302(6)	—	—	—	515,186
	03/15/2007	—	—	—	-0-	30,324	60,648	—	—	—	—	1,074,379
	03/15/2007	—	—	—	—	—	—	—	30,324	37.10	37.43	283,226
Richard M. Ravin	02/15/2007	—	—	—	—	—	—	9,684(6)	—	—	—	375,061
	03/15/2007	—	—	—	-0-	50,540	101,080	—	—	—	—	1,790,632
	03/15/2007	—	—	—	—	—	—	—	50,540	37.10	37.43	527,132
Michael D. O'Halleran	—	-0-	1,000,000	2,000,000	—	—	—	—	—	—	—	—
	02/15/2007	—	—	—	—	—	—	9,297(6)	—	—	—	360,073
	03/15/2007	—	—	—	-0-	30,324	60,648	—	—	—	—	1,074,379
	03/15/2007	—	—	—	—	—	—	—	30,324	37.10	37.43	283,226
Andrew M. Appel	—	-0-	750,000	1,500,000	—	—	—	—	—	—	—	—
	02/15/2007	—	—	—	—	—	—	10,459(6)	—	—	—	405,077
	02/15/2007	—	—	—	—	—	—	34,705(7)	—	—	—	1,344,125
	03/15/2007	—	—	—	-0-	30,324	60,648	—	—	—	—	1,074,379
	03/15/2007	—	—	—	—	—	—	—	30,324	37.10	37.43	283,226

(1) The amounts shown in column (d) reflect the target payment level under the Executive Bonus Plan for the named executive officers' 2007 service, which, for Messrs. Case and Ryan, is 125% of their base salary, and for Messrs. McGill, O'Halleran and Appel, is 100% of their base salary. The amounts shown in column (e) reflect the maximum payment level under the Executive Bonus Plan for the named executive officers' 2007 service, which, for Messrs. Case and Ryan, is 250% of their base salary, and for Messrs. McGill, O'Halleran and Appel is 200% of their base salary. The Executive Bonus Plan does not contain a threshold payment level for each named executive officer. If pre-established performance measures are not met, no payments are made. The amounts in columns (d) and (e) represent 100% of the target and maximum payment levels of the award; however, pursuant to the terms of the ISP for 2007 service, the awards granted to the named executive officers were paid 65% in cash and 35% in restricted stock units. The actual cash portions paid to the named executive officers are set forth in column (g) "Non-Equity Incentive Plan Compensation" of the Summary Compensation Table. The actual restricted stock unit portions of the awards granted to the named executive officers are set forth in the footnotes to column (g) "Non-Equity Incentive Plan Compensation" of the Summary Compensation Table. See "Performance-Based Annual Bonus" in the Compensation Discussion & Analysis for further information on these awards and the terms of the Executive Bonus Plan.

The amounts shown for Mr. McGill in columns (d) and (e) were based on his base salary of £550,000 and converted from British pounds sterling to U.S. dollars based on a December 31, 2007 currency exchange rate of £1 British pound = $1.984950 U.S. dollars. The amounts shown for Mr. O'Halleran in columns (d) and (e) were based on his base salary of $1,000,000 as of the date in 2007 when the annual performance criteria were set for this award.

Neither Mr. Bolger nor Mr. Ravin have any outstanding non-equity incentive plan awards under the Executive Bonus Plan as the terms of their respective Transition Agreements modified these awards to become bonus arrangements as further described under "Employment Agreements and Other Compensation Arrangements" following the Grants of Plan-Based Awards in Fiscal Year 2007 table and "Ravin Transition Agreement Award" following the Nonqualified Deferred Compensation in Fiscal 2007 table. For more information regarding the terms of the Executive Bonus Plan, see the section entitled "Explanation of 2007 Compensation Components" in the Compensation Discussion and Analysis.

(2) The amounts shown in columns (f), (g) and (h) represent the threshold, target and maximum payouts of performance share units granted to certain of the named executive officers pursuant to Aon's LPP that will be earned and settled in shares of Common Stock if certain performance criteria are achieved. As the potential payments are dependent on the achievement of certain performance criteria, they are completely at risk. For more information regarding the terms of these performance share units and the LPP, see the section entitled "Explanation of 2007 Compensation Components" in the Compensation Discussion and Analysis.

(3) The amounts shown in column (j) represent option awards to the named executive officers pursuant to Aon's LPP that vest approximately 33⅓% on each of the first, second and third anniversaries of their respective grant dates. For more information regarding the terms of these options and the LPP, see the section entitled "Explanation of 2007 Compensation Components" in the Compensation Discussion and Analysis.

(4) The exercise price shown in column (k) for option awards is determined by averaging the high and low selling prices of a share of Common Stock on the NYSE, on the grant date of the option award. We have included an additional column showing the closing price of a share of Common Stock as reported on the NYSE on the grant date of the option awards.

(5) The amounts shown in column (l) are the grant date fair values of the various awards. The grant date fair value generally reflects the amount Aon would expense in its financial statements over the award's vesting schedule, and does not correspond to the actual value that may be recognized by the named executive officers.

(6) This amount represents the restricted stock unit portion of the named executive officer's incentive bonus earned in 2006 and paid in 2007 pursuant to the terms of the Executive Bonus Plan for 2006 service. Annual bonus eligibility for 2006 service for any executive officer was capped at $5 million under the Executive Bonus Plan. Within the framework of the Executive Bonus Plan, we set bonus eligibility for 2006 incentive bonuses for our named executive officers as follows: the target amount of each executive's bonus was 100% (125% for Mr. Case and Mr. Ryan) of the executive's base salary; the bonus range was capped at 200% (250% for Mr. Case and Mr. Ryan) of the executive's base salary; the determination of the actual bonus amount payable was determined based, among other things, on Aon's performance overall and the performance of the executive's business unit and personal performance; bonuses for the executives were determined through the Compensation Committee's exercise of its discretion to adjust the bonuses downward, but only after that Committee determined that Aon had achieved its specified performance target.

All annual incentive compensation for 2006 service for the named executive officers was tied to the achievement of a minimum threshold level of 85% of planned pre-tax income from continuing operations, adjusted for unusual items such as gains or losses from the sale of a business or asset. All such adjustments were individually approved by the Compensation Committee and met the adjustment criteria established by that Committee within the first 90 days of 2006.

In accordance with the terms of Aon's ISP for 2006 services under which the 2006 bonuses were payable, 80% of the bonus was paid in cash and 20% of the bonus amount was paid in the form of restricted stock units. In addition, pursuant to the ISP, Aon provided an enhancement award to the awards for 2006 service of an additional 10% of the total bonus amount in the form of restricted stock units. Dividend equivalents are paid quarterly in cash on unvested restricted stock units granted pursuant to the ISP, but not on contractual grants, performance share units or other grants pursuant to the Stock Plan. Voting rights do not attach to any unvested restricted stock units or performance share units. The cash portion of these awards is included as

2006 compensation in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. The terms of the Executive Bonus Plan and its payment under the ISP for 2006 performance are different than the terms for 2007 performance of the named executive officers. See "Performance-Based Annual Bonus" in the Compensation Discussion and Analysis for information on the terms of these plans applicable to 2007 performance.

(7) This amount represents a grant to Mr. Appel on February 15, 2007 of 34,705 restricted stock units that vested immediately in settlement of a performance award granted to him in 2006. Mr. Appel's award was tied to his business unit's achievement of 12% growth in segment pre-tax net income for 2006. The 2005 segment pre-tax net income for Aon Consulting was approximately $129 million. The target value of such award was $750,000 and the maximum value upon settlement was $1,500,000. The Compensation Committee determined that Aon Consulting had achieved 124% of the target performance level. Therefore, pursuant to the terms of the performance award, Mr. Appel's award was settled at the value of $1,343,951. The number of shares granted to Mr. Appel was determined by dividing the value of his award by the average of the high and low selling prices of a share of Common Stock on the NYSE on February 15, 2007.

See "How We Determine Total Compensation" in the Compensation Discussion and Analysis for information on the decision-making process with respect to the components of the total compensation of our named executive officers. In addition, the "Employment Agreements and Other Compensation Arrangements" section below provides additional information with respect to the named executive officers' compensation.

The Transition Agreements we entered into in 2007 with each of Messrs. Bolger and Ravin modified the terms of certain equity based awards that they had previously been awarded. For further information on these modifications, see the description of the Transition Agreements under "Employment Agreements and Other Compensation Arrangements" below and "Ravin Transition Agreement Award" following the Nonqualified Deferred Compensation in Fiscal 2007 table.

Employment Agreements and Other Compensation Arrangements

Each of Messrs. Case, McGill, O'Halleran and Appel has entered into an employment agreement with Aon. In addition, Mr. Ryan is a party to a letter agreement with Aon in connection with his continued service as Executive Chairman. Each of Messrs. Bolger and Ravin is a party to a transition agreement with Aon. Each of the employment agreements with Messrs. Case, Appel, McGill and O'Halleran, the letter agreement with Mr. Ryan, and the transition agreements with Messrs. Bolger and Ravin, addresses the payments and benefits these individuals will receive under various termination scenarios. These payments and benefits are described in the section entitled "Potential Payments on Termination or Change-in-Control" set forth in this proxy statement. Non-competition and non-solicitation covenants apply to each of Messrs. Case, Bolger, Ravin, O'Halleran and Appel for a period of two years, and to Mr. McGill generally for a period of one year, following the termination of employment without regard to the reason for such termination.

In addition to the employment agreements, each of Messrs. Case, McGill, Ravin, O'Halleran and Appel has entered into a severance agreement with Aon. Please see the section entitled "Potential Payments on Termination or Change-in-Control" of this proxy statement for a description of these agreements.

Aon has entered into an Employment Agreement with Gregory C. Case, our President and Chief Executive Officer, dated April 4, 2005, which commenced April 4, 2005 and will expire April 3, 2010 unless terminated earlier. The agreement provides Mr. Case will be employed as Aon's President and Chief Executive Officer. The agreement also provides that Mr. Case will be appointed to Aon's Board of Directors, and will be nominated for election as a Director at each subsequent annual meeting of stockholders during the period of his employment.

The agreement provides for a base salary of $1,500,000, subject to adjustment at the discretion of the Board of Directors, and an annual incentive bonus of up to 250% of his base salary, with a targeted annual incentive bonus of not less than 125% of his base salary.

Pursuant to the agreement, upon commencement of his employment, Mr. Case received: (i) a restricted stock unit award of 125,000 shares of Common Stock, which will vest in four installments of 12,500 shares on each of the first through fourth anniversaries of the date of grant and in a final installment of 75,000 shares on the fifth anniversary of the date of grant; and (ii) a nonqualified stock option award to purchase 1,000,000 shares of Common Stock, which will vest in three equal annual installments on each of the second through fourth anniversaries of the date of grant. The restricted stock unit award and the portion of the stock option award related to 325,000 shares were granted outside of the Stock Plan. The agreement provides that, during the term of his employment, Mr. Case is also eligible to receive an annual option grant with a Black-Scholes value of not less than $1,800,000; however, Mr. Case has waived his entitlement to receive such option grants in 2006-2009 as consideration for his participation in Aon's LPP. In addition, the agreement provides that Mr. Case will be provided with life insurance coverage in the amount of $5,000,000 during the term of the agreement.

Aon has entered into a Transition Agreement with David Bolger dated October 12, 2007. The terms of the transition agreement provide that: (i) Mr. Bolger will continue as Executive Vice President—Chief Financial Officer through the earlier of June 30, 2008 or a date determined or agreed to by Aon (the "Initial Period"), and (ii) Mr. Bolger shall remain an employee of Aon from October 12, 2007 through December 31, 2009 (the "Continuation Period") to facilitate the effective transition of his duties as chief financial officer and to provide transition services and other assistance to Aon.

The transition agreement also provides that during the Continuation Period Mr. Bolger may engage in outside activities provided that they do not significantly interfere with his duties under the transition agreement or violate the confidentiality, non-competition or non-solicitation provisions of his Employment Agreement with Aon dated January 1, 2003. The restrictive covenants in his Employment Agreement remain in effect during the Continuation Period.

In addition, Mr. Bolger will continue during the Continuation Period to: (i) receive his base salary at a rate no less than his salary in effect as of the effective date; (ii) remain eligible to participate in Aon's welfare benefit plans on the same terms offered generally to Aon executives; and (iii) remain a participant in Aon's qualified and non-qualified retirement plans and arrangements in which he participates as of the effective date. The transition agreement also provides that Mr. Bolger will receive his full account balance under the Company's deferred compensation plan in a lump sum payment on July 1, 2010. Beginning on September 1, 2012, a supplemental pension benefit equal to Mr. Bolger's actual years of service with Aon plus ten years will be paid to Mr. Bolger in five equal annual installments. The transition agreement also provides that all outstanding equity awards held by Mr. Bolger on the last date of the Continuation Period will be subject to the treatment accorded those awards in the event Mr. Bolger was subject to an involuntary termination (without cause) by Aon on December 31, 2009.

Mr. Bolger will be paid a bonus for his performance in 2007 of no less than $1,000,000, payable fully in cash, with the exact amount as determined by the Compensation Committee, based on the achievement of company-wide financial objectives for 2007 and Mr. Bolger's performance of his duties during 2007. The Transition Agreement provides that Mr. Bolger may be paid a bonus for his performance in 2008 ("2008 Bonus"), payable fully in cash, as determined by the Compensation Committee in its sole discretion. The target amount of the 2008 Bonus (the "2008 Target Amount") will be equal to the number of months Mr. Bolger holds the title of Chief Financial Officer of Aon in 2008 multiplied by $112,500; however, the Transition Agreement does not restrict Aon from awarding a 2008 Bonus greater than that 2008 Target Amount. The Committee may determine the exact amount of the 2008 Bonus based on the achievement of company-wide financial objectives for 2008 and Mr. Bolger's performance of his duties under the Transition Agreement.

Aon has entered into a letter agreement with Patrick G. Ryan, our Executive Chairman, dated December 9, 2005. The agreement provides certain supplemental benefits to Mr. Ryan in consideration for his agreement to continue to serve as Aon's Executive Chairman. The agreement addresses certain benefits to be provided to Mr. Ryan by Aon, including: (i) accelerated vesting of stock options upon any termination of employment; (ii) health care coverage for Mr. Ryan and his eligible family members for life; and (iii) supplemental pension benefits equal to his actual years of service plus fifteen years.

Aon has entered into an Executive Agreement with Stephen P. McGill, who currently serves as Chairman and Chief Executive Officer of Aon Risk Services, dated April 22, 2005, as amended by an amendment dated December 31, 2007 and as supplemented by an overseas assignment letter dated July 24, 2006. The executive agreement will expire January 1, 2013, unless renewed according to its terms. The executive agreement provides for a base salary of no less than £550,000, and a target annual bonus of not less than 150% of base salary. The executive agreement further provides that Mr. McGill will be entitled to participate in Aon's LPP for the performance period that begins January 1, 2008 and continues through December 31, 2010 at a target participation level of $3,000,000 and will be eligible to be considered for an award each subsequent year beginning in 2009. Pursuant to the executive agreement, Mr. McGill also receives an expatriate allowance of $25,000 per month for the purposes of housing, travel and other incidental costs while Mr. McGill is working in the United States. In addition, Aon has entered into a supplemental pension arrangement with Mr. McGill pursuant to which Mr. McGill receives payments to a personal pension plan and accrues additional pension contribution amounts while on assignment in the United States. For additional information on Mr. McGill's supplemental pension arrangement, see the section captioned "McGill Agreement" in the discussion following the Nonqualified Deferred Compensation in Fiscal 2007 Table.

Aon has entered into a Transition Agreement dated December 13, 2007 with Richard M. Ravin, who currently serves as Special Advisor to Aon's Chief Executive Officer, and formerly served as in various capacities with Combined Insurance Company of America ("CICA"), including as Chairman and Chief Executive Officer. Pursuant to the transition agreement, Mr. Ravin's employment with CICA terminated, and Mr. Ravin became an employee of Aon on December 13, 2007. The transition agreement will terminate on the later of: (i) March 31, 2009; or (ii) the day immediately following the date on which the Compensation Committee of Aon's Board of Directors meets in 2009 and awards bonus or incentive compensation.

The transition agreement provides for: (i) a base salary of no less than $800,000; (ii) payment of a cash bonus of $1,350,000 for the 2007 performance year; and (iii) subject to certain conditions, the payment of a cash bonus of $1,350,000 for the 2008 performance year, and $400,000 for the period through March 31 of the performance year 2009. Under the terms of the transition agreement, Mr. Ravin is entitled to receive the entire amount of the cash bonus for the 2008 performance year if he voluntarily terminates his employment on or after July 1, 2008. The transition agreement also provides that upon termination of Mr. Ravin's employment for any reason, he will receive monthly payments for life as a supplemental pension benefit in an amount equal to (1) 1/12th of 0.5% of the average of his five highest consecutive years of earnings (salary and bonus) out of his last 10 calendar years of earnings, multiplied by (2) his aggregate years of service with us up to a maximum of 20. The transition agreement further provides that the first monthly payment will include an additional amount of approximately $462,000 which equals the maximum amount that Mr. Ravin would be paid under the severance plan regardless of whether Mr. Ravin otherwise qualifies for such amount.

In addition, the transition agreement provides that if Mr. Ravin is employed by Aon on March 31, 2009, he will fully vest in his award under Aon's LPP for the 2007-2009 performance period and will receive an award equal to the amount that he would have received had he been employed by Aon on December 31, 2009.

Pursuant to a November 10, 2005 letter agreement with Aon, Mr. Ravin's employment agreement with CICA provided that Mr. Ravin will receive an award in March 2009 of fully vested shares of Aon common stock based on our achievement of certain performance criteria during 2008 performance period. The number of shares awarded in March 2009 pursuant to the performance award will be determined by dividing the value of the performance award received by Mr. Ravin in March 2009, which has a maximum value possible of $3.5 million, by the average of the high and low selling prices of Aon common stock on the NYSE on the award date. The transition agreement modifies this award to provide that, unless Mr. Ravin is properly terminated for cause (as defined in the transition agreement) after the effective date and before March 31, 2009, this performance award will be paid at the maximum value in cash to Mr. Ravin on the earlier of: (i) thirty days following the closing date of the sale, spin-off or transfer of CICA; and (ii) the first regularly scheduled pay day of January 2009.

We have also entered into deferred compensation agreements with Mr. Ravin that provide for the deferral of certain bonus amounts which became payable to him between December 31, 1980 and December 31, 1983, and the accumulation of interest on such deferred bonus amounts as further described in the narrative under the Nonqualified Deferred Compensation Table in Fiscal 2007.

Non-competition and non-solicitation covenants apply to Mr. Ravin for a period of two years following the termination of his employment without regard to the reason for such termination. The transition agreement also contains provisions with respect to the confidentiality of certain Aon information.

Aon has entered into an Employment Agreement dated January 1, 2001, as amended pursuant to amendments dated September 29, 2004, May 18, 2006 and December 15, 2007, with Michael D. O'Halleran, who currently serves as Senior Executive Vice President and Executive Chairman of Aon Re Global. As amended, the agreement will expire on January 1, 2013 unless terminated earlier. The agreement provides for a base salary of $2,000,000 per year subject to increase as determined at the discretion of Aon's CEO and the Compensation Committee of Aon's Board of Directors; an annual incentive bonus to be determined in the sole discretion of the Compensation Committee; and stock options at the discretion of the Compensation Committee with the advice of Aon's Chairman and Chief Executive Officer. The agreement also provides for a grant of performance shares to Mr. O'Halleran, which will be earned and settled in shares of Common Stock based on global reinsurance performance results.

Aon has entered into an Employment Agreement with Andrew M. Appel, who currently serves as Chief Executive Officer of Aon Re Global, dated July 15, 2005, which will expire July 16, 2010 unless terminated earlier. The agreement provides for a base salary of no less than $675,000, subject to adjustment; and a target annual incentive bonus of 100% of his base salary.

Pursuant to the agreement, upon commencement of his employment, Mr. Appel received: (i) a restricted stock unit award of 125,000 shares of Common Stock, which will vest in four installments of 12,500 shares on each of the first through fourth anniversaries of the date of grant and in a final installment of 75,000 shares on the fifth anniversary of the date of grant; and (ii) a nonqualified stock option award to purchase 175,000 shares of Common Stock, which will vest in two installments of 33% of the shares on each of the second and third anniversaries of the date of grant; and one installment of 34% of the shares on the fourth anniversary of the date of grant.

In March 2008, the Compensation Committee approved certain modifications to Mr. Appel's employment agreement. These modifications: (i) extend the term of Mr. Appel's employment through April 2013; and (ii) increase Mr. Appel's base salary from its current level of $750,000 to $950,000.

For additional information regarding the Executive Bonus Plan and the LPP, see the section entitled "Explanation of 2007 Compensation Components" of the Compensation Discussion and Analysis.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth information regarding exercisable and unexercisable stock options, unvested restricted stock units and unvested performance share units held by each of the named executive officers on December 31, 2007. See "Potential Payments on Termination or Change-in-Control" for information regarding the impact of employment termination scenarios on outstanding equity awards.

		Option Awards					Stock Awards			
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Gregory C. Case	04/04/2005(3)	333,334	666,666	—	22.8600	04/04/2015	—	—	—	—
	04/04/2005	—	—	—	—	—	100,000	4,769,000	—	—
	03/17/2006(4)	30,189	60,378	—	41.3650	03/17/2012	—	—	—	—
	03/17/2006(5)	—	—	—	—	—	—	—	135,851	6,478,734
	02/21/2007	—	—	—	—	—	23,155	1,104,262	—	—
	03/16/2007(6)	—	118,985	—	37.8200	03/16/2013	—	—	—	—
	03/16/2007(5)	—	—	—	—	—	—	—	237,970	11,348,789
David P. Bolger	01/08/2003	100,000	—	—	20.3750	01/08/2013	—	—	—	—
	01/08/2003	—	—	—	—	—	70,000	3,338,300	—	—
	03/18/2004(7)	67,000	33,000	—	27.1550	03/18/2014	—	—	—	—
	03/18/2004	—	—	—	—	—	40,000	1,907,600	—	—
	03/17/2005(4)	33,334	66,666	—	23.3800	03/17/2015	—	—	—	—
	03/17/2005	—	—	—	—	—	50,000	2,384,500	—	—
	03/17/2005	—	—	—	—	—	4,990	237,973	—	—
	03/16/2006(8)	15,172	30,343	—	41.1950	03/16/2012	—	—	—	—
	03/16/2006	—	—	—	—	—	7,647	364,685	—	—
	03/16/2006(5)	—	—		—	—	—	—	68,273	3,255,939
	02/15/2007	—	—	—	—	—	10,459	498,790	—	—
	03/15/2007(9)	—	30,324	—	37.1000	03/15/2013	—	—	—	—
	03/15/2007(5)	—	—	—	—	—	—	—	60,648	2,892,303
Patrick G. Ryan	03/20/1998	322,500	—	—	43.3333	03/20/2008	—	—	—	—
	03/19/1999	315,000	—	—	43.4375	03/19/2009	—	—	—	—
	11/16/2000	300,000	—	—	30.7813	11/16/2010	—	—	—	—
	04/19/2001	300,000	—	—	35.1800	04/19/2011	—	—	—	—
	04/22/2002	250,000	—	—	36.8750	04/22/2012	—	—	—	—
	05/01/2003	500,000	—	—	21.9850	05/01/2013	—	—	—	—
	03/18/2004(7)	201,000	99,000	—	27.1550	03/18/2014	—	—	—	—
	03/18/2005(4)	100,000	200,000	—	22.9400	03/18/2015	—	—	—	—
	03/17/2006(4)	37,170	74,338	—	41.3650	03/17/2012	—	—	—	—
	03/17/2006	—	—	—	—	—	11,423	544,763	—	—
	03/17/2006(5)	—	—	—	—	—	—	—	167,262	7,976,725
	02/21/2007	—	—	—	—	—	15,437	736,191	—	—
	03/16/2007(6)	—	71,391		37.8200	03/16/2013	—	—	—	—
	03/16/2007(5)	—	—	—	—	—	—	—	142,782	6,809,274
Stephen P. McGill	05/15/2005	—	—	—	—	—	137,500	6,557,375	—	—
	03/16/2006(8)	15,172	30,343	—	41.1950	03/16/2012	—	—	—	—
	03/16/2006	—	—	—	—	—	27,860	1,328,643	—	—
	03/16/2006(5)	—	—	—	—	—	—	—	68,273	3,255,939
	02/15/2007	—	—	—	—	—	13,302	634,372	—	—
	03/15/2007(9)	—	30,324	—	37.1000	03/15/2013	—	—	—	—
	03/15/2007(5)	—	—	—	—	—	—	—	60,648	2,892,303

		Option Awards					Stock Awards			
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Richard M. Ravin	03/20/1998	30,000	—	—	43.3333	03/20/2008	—	—	—	—
	03/19/1999	30,000	—	—	43.3750	03/19/2009	—	—	—	—
	02/11/2000	49,936	—	—	23.9375	02/11/2010	—	—	—	—
	03/16/2001	75,000	—	—	34.5550	03/16/2011	—	—	—	—
	04/09/2003	95,479	—	—	22.1200	04/09/2013	—	—	—	—
	03/18/2004(7)	67,000	33,000	—	27.1550	03/18/2014	—	—	—	—
	03/17/2005	—	—	—	—	—	36,000	1,716,840	—	—
	07/14/2005(10)	41,667	83,333	—	25.5100	07/14/2015	—	—	—	—
	03/16/2006	—	—	—	—	—	33,881	1,615,785	—	—
	02/15/2007	—	—	—	—	—	9,684	461,830	—	—
	03/15/2007(11)	—	50,540	—	37.1000	03/15/2013	—	—	—	—
	03/15/2007(12)	—	—	—	—	—	—	—	75,786	3,614,234
Michael D. O'Halleran	01/02/1998	—	—	—	—	—	13,500	643,815	—	—
	01/02/1999	—	—	—	—	—	6,750	324,408	—	—
	03/19/1999	45,000	—	—	43.4375	03/19/2009	—	—	—	—
	02/11/2000	12,531	—	—	23.9375	02/11/2010	—	—	—	—
	01/02/2001	—	—	—	—	—	11,250	536,514	—	—
	03/16/2001	120,000	—	—	34.5500	03/16/2011	—	—	—	—
	01/02/2002	—	—	—	—	—	13,500	643,817	—	—
	04/22/2002	120,000	—	—	36.8750	04/22/2012	—	—	—	—
	01/02/2003	—	—	—	—	—	15,750	751,120	—	—
	05/01/2003	200,000	—	—	21.9850	05/01/2013	—	—	—	—
	05/01/2003	—	—	—	—	—	15,750	751,120	—	—
	01/02/2004	—	—	—	—	—	18,000	858,423	—	—
	03/18/2004(7)	100,500	49,500	—	27.1550	03/18/2014	—	—	—	—
	01/01/2005	—	—	—	—	—	22,500	1,073,028	—	—
	01/01/2006(13)	—	—	—	—	—	—	—	83,964	4,004,243
	01/02/2006	—	—	—	—	—	22,500	1,073,028	—	—
	03/16/2006(8)	15,172	30,343	—	41.1950	03/16/2012	—	—	—	—
	03/16/2006	—	—	—	—	—	6,797	324,149	—	—
	03/16/2006(5)	—	—	—	—	—	—	—	68,273	3,255,939
	02/15/2007	—	—	—	—	—	9,297	443,375	—	—
	03/15/2007(9)	—	30,324	—	37.1000	03/15/2013	—	—	—	—
	03/15/2007(5)	—	—	—	—	—	—	—	60,648	2,892,303
Andrew M. Appel	07/15/2005(14)	—	116,666	—	25.6950	07/15/2015	—	—	—	—
	07/15/2005	—	—	—	—	—	100,000	4,769,000	—	—
	03/16/2006(8)	15,172	30,343	—	41.1950	03/16/2012	—	—	—	—
	03/16/2006	—	—	—	—	—	4,956	236,352	—	—
	03/16/2006(5)	—	—	—	—	—	—	—	68,273	3,255,939
	02/15/2007	—	—	—	—	—	10,459	498,790	—	—
	03/15/2007(9)	—	30,324	—	37.1000	03/15/2013	—	—	—	—
	03/15/2007(5)	—	—	—	—	—	—	—	60,648	2,892,303

(1) The exercise price is determined by averaging the high and low selling prices of a share of Common Stock on the NYSE on the grant date.

(2) The vesting schedule for the restricted stock units for each named executive officer is as follows:

Vesting Date	Gregory C. Case	David P. Bolger	Patrick G. Ryan	Stephen P. McGill	Richard M. Ravin	Michael D. O'Halleran	Andrew M. Appel
01/01/2008						4,500	
01/02/2008						24,750	
01/08/2008		10,000					
02/15/2008		2,324		2,956	2,152	2,066	2,324
02/21/2008	5,146		3,431				
03/16/2008		2,185		5,475	8,723	1,942	1,416
03/17/2008		14,990	3,263		5,000		
03/18/2008		5,000					
04/04/2008	12,500						
05/01/2008						2,250	
05/15/2008				27,500			

Vesting Date	Gregory C. Case	David P. Bolger	Patrick G. Ryan	Stephen P. McGill	Richard M. Ravin	Michael D. O'Halleran	Andrew M. Appel
07/01/2008		60,000					
07/15/2008							12,500
01/01/2009						2,250	
01/02/2009						20,250	
01/08/2009							
02/15/2009		2,324		2,956	2,152	2,066	2,324
02/21/2009	5,145		3,430				
03/16/2009		5,462		12,675	25,158	4,855	3,540
03/17/2009		5,000	8,160		21,000		
03/18/2009		5,000					
04/04/2009	12,500						
05/01/2009						2,250	
05/15/2009				13,750			
07/15/2009							12,500
01/01/2010						2,250	
01/02/2010						11,250	
01/08/2010							
02/15/2010		5,811		7,390	5,380	5,165	5,811
02/21/2010	12,864		8,576				
03/16/2010				4,855			
03/17/2010		5,000			5,000		
03/18/2010		5,000					
04/04/2010	75,000						
05/01/2010						2,250	
05/15/2010				13,750			
07/15/2010							75,000
01/01/2011						2,250	
01/02/2011						13,500	
01/08/2011							
03/16/2011				4,855			
03/17/2011		5,000			5,000		
03/18/2011		5,000					
05/01/2011						2,250	
05/15/2011				13,750			
01/01/2012						2,250	
01/02/2012						11,250	
01/08/2012							
03/17/2012		5,000					
03/18/2012		5,000					
05/01/2012						2,250	
05/15/2012				13,750			
01/01/2013						2,250	
01/02/2013						9,000	
01/08/2013							
03/17/2013		5,000					
03/18/2013		5,000					
05/01/2013						4,500	
05/15/2013				13,750			
01/01/2014						2,250	
01/02/2014						6,750	
03/17/2014		5,000					
03/18/2014		10,000					
05/15/2014				13,750			
01/01/2015						4,500	
01/02/2015						2,250	
03/17/2015		10,000					
05/15/2015				27,500			
01/02/2016						4,500	
TOTAL	**123,155**	**183,096**	**26,860**	**178,662**	**79,565**	**124,094**	**115,415**

(3) Represents options that vest approximately 50% on each of 4/4/2008 and 4/4/2009.

(4) Represents options that vest approximately 50% on each of 3/17/2008 and 3/17/2009.

(5) The performance share units convert into shares of Common Stock on a one-to-one basis at the conclusion of a three-year performance period if Aon meets a cumulative earnings per share target determined by the Compensation Committee. For performance share units with a 3/16/2006 or 3/17/2006 grant date the three-year performance period ends on December 31, 2008 and for performance share units with a 3/15/2007 or 3/16/2007 grant date the three-year performance period ends on December 31, 2009. If the minimum target is not attained, the performance share units will be forfeited. In this table the maximum number of performance share units is shown as the awards are currently tracking above target level, and the payout value is calculated using $47.69, the closing price of a share of Common Stock on the NYSE on December 31, 2007. If Aon did not obtain the maximum cumulative target over the three-year period, the number of shares of Common Stock received by the named executive officers upon settlement would be reduced.

(6) Represents options that vest approximately 33⅓% on each of 3/16/2008, 3/16/2009 and 3/16/2010.

(7) Represents options that vest 100% on 3/18/2008.

(8) Represents options that vest approximately 50% on each of 3/16/2008 and 3/16/2009.

(9) Represents options that vest approximately 33⅓% on each of 3/15/2008, 3/15/2009 and 3/15/2010.

(10) Represents options that vest approximately 50% on each of 7/14/2008 and 7/14/2009.

(11) Represents options that will vest approximately 33⅓% on each of 3/15/2008, 3/15/2009 and 3/31/2009.

(12) The performance share units convert into shares of Common Stock on a one-to-one basis at the conclusion of a three-year performance period ending on December 31, 2009 if Aon meets a cumulative earnings per share target determined by the Compensation Committee. If the minimum target is not attained, the performance share units will be forfeited; however, pursuant to the terms of Mr. Ravin's Transition Agreement, if he is employed by Aon on March 31, 2009, these performance share units shall fully vest. In this table the maximum number of performance share units *is shown as the awards are currently tracking above target level, and the payout value is calculated using $47.69, the closing price of a share of* Common Stock on the NYSE on December 31, 2007. If Aon did not obtain the maximum cumulative target over the three-year period, the number of shares of Common Stock received by the named executive officers upon settlement would be reduced.

(13) Represents a grant of 83,964 performance share units that will be settled in Common Stock upon the achievement of certain performance criteria. The payout value shown in the table is calculated using $47.69, the closing price of a share of Common Stock on the NYSE on December 31, 2007. As the potential payments are dependent on the achievement of certain performance criteria, they are completely at risk.

(14) Represents options that vest approximately 50% on each of 7/15/2008 and 7/15/2009.

Option Exercises and Stock Vested in Fiscal 2007

The following table sets forth (1) the number of shares of Common Stock acquired during 2007 by our named executive officers upon the exercise of stock options and the vesting of restricted stock unit awards, and (2) the value realized upon such exercise or vesting.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)(3)(4)	Value Realized on Vesting ($)(5)
(a)	(b)	(c)	(d)	(e)
Gregory C. Case	-0-	-0-	12,500	481,875
David P. Bolger	-0-	-0-	24,181	890,125
Patrick G. Ryan	337,500	3,149,989	3,264	123,444
Stephen P. McGill	-0-	-0-	5,477	207,140
Richard M. Ravin	26,250	183,640	22,723	862,669
Michael D. O'Halleran	177,469	3,386,552	24,442	875,256
Andrew M. Appel	58,334	1,414,891	48,622	1,919,480

(1) The amounts shown in column (b) reflect the aggregate number of shares of Common Stock underlying the options that were exercised in 2007.

(2) Calculated by multiplying (a) the difference between (i) the market price of Common Stock on the exercise date, which was determined using the closing price on the NYSE of a share of Common Stock, and (ii) the exercise price of the options, by (b) the number of shares of Common Stock acquired upon exercise.

(3) Represents the vesting of restricted stock units granted under the Stock Plan.

(4) The amounts shown in column (d) reflect the aggregate number of shares of Common Stock underlying the restricted stock unit awards that vested in 2007. Of the amounts shown, the following aggregate number of shares of Common Stock were withheld to pay taxes due in connection with the vesting: Mr. Case, 5,089 shares; Mr. Bolger, 8,293 shares; Mr. Ryan, 1,447 shares; Mr. McGill, 2,247 shares; Mr. O'Halleran, 7,373 shares; and Mr. Appel, 16,607 shares. No shares were withheld for Mr. Ravin.

(5) Calculated by multiplying (a) the fair market value of Common Stock on the vesting date, which was determined using the average of the high and low prices of a share of Common Stock on the date of vesting on the NYSE, by (b) the number of shares of Common Stock acquired upon vesting.

Pension Benefits in Fiscal 2007

The following table sets forth certain information regarding the benefits expected to be paid pursuant to Aon's defined benefit plans, as well as supplemental contractual arrangements. The terms of each such plan and arrangement are described below the table.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Gregory C. Case (Principal Executive Officer)	N/A	N/A	N/A	N/A
David P. Bolger (Principal Financial Officer)	Aon Pension Plan	5	58,644	-0-
	Excess Benefit Plan	5	N/A	-0-
	Special Contractual Pension	10 additional years	941,916	-0-
Patrick G. Ryan	Aon Pension Plan	28	1,507,420	-0-
	Excess Benefit Plan	28	6,980,189	-0-
	Special Contractual Pension	15 additional years	2,632,245	-0-
Stephen P. McGill	N/A	N/A	N/A	N/A
Richard M. Ravin	Aon Pension Plan	36	1,037,479	-0-
	Excess Benefit Plan	36	3,541,565	-0-
	Special Contractual Pension	20	1,598,910	-0-
Michael D. O'Halleran	Aon Pension Plan	20	413,917	-0-
	Excess Benefit Plan	20	2,125,593	-0-
Andrew M. Appel	N/A	N/A	N/A	N/A

(1) As a result of special contractual pension arrangements, Mr. Bolger is credited with an additional ten years of service for a total of 15 years of service, Mr. Ryan is credited with an additional 15 years of service for a total of 43 years of service, and Mr. Ravin is credited with an additional benefit equal to 0.5% multiplied by final average earnings multiplied by years of service to a maximum of 20 such years.

(2) Reflects the actuarial present value of benefits accumulated under the respective plans in accordance with the assumptions disclosed in Note 12 to the audited financial statements included in Aon's 2007 Annual Report. The present values of the accumulated benefits shown above are based on the pension benefits earned from service and compensation through December 31, 2007. The discount rate used to determine the present values is 6.39% and the retirement age is assumed to be the later of age 65 or the current age.

Prior to January 1, 2007, a participant's final average compensation used for the Aon Pension Plan and the Aon Excess Benefit Plan is the average of his or her base salary and certain eligible bonus payments for the five consecutive calendar plan years during the last ten years of the participant's career for which the average is the highest or, in the case of a participant who has been employed for less than five full years, the period of his or her employment with Aon and our subsidiaries. Due to the number of acquisitions by Aon and resulting pension plan assumptions and mergers, the formula used to determine pension benefits for service prior to January 1, 1998 is complex. The pension formula for service after January 1, 1998, and prior to January 1, 2007, is 1.15% of final average compensation times years of service, plus 0.45% of final average earnings in excess of Social Security Covered Compensation times years of service (maximum of 35 years). Covered Compensation is the average of the Social Security Taxable Wage Base for the 35-year period prior to the participant's normal retirement age.

The Internal Revenue Code places limits on compensation and pension benefits for qualified defined benefit programs such as the Aon Pension Plan. For example, in 2007, compensation in excess of $225,000 cannot be used to determine pension benefits from the Aon Pension Plan. Because of these limitations Aon, like other companies, has established a non-qualified supplemental defined benefit pension program to restore, or partially restore, pension benefits not otherwise payable to an executive under the qualified plan. Aon's ability to offer participation in the Aon Excess Benefit Plan has helped Aon attract and retain our top talent. For certain key executives, Aon has granted additional service credits to be applied in determining supplemental pension benefits, particularly where a new executive loses similar supplemental pension benefits in connection with his or her previous employer upon joining Aon, where prior service is not recognized under the Aon Pension Plan or the Aon Excess Benefit Plan due to merger and acquisition agreements, or where previously enhanced early retirement benefits were offered but the executive was asked by Aon not to participate. Nonetheless, the Aon Excess Benefit Plan contains limitations on compensation and benefits in order to strike a balance between the retentive effects of the plan and the expense of the plan. In addition, minimum age and service requirements exist (attainment of age 50 and 10 years of benefit accrual service) that must be completed before an executive will be entitled to any benefits from the Aon Excess Benefit Plan. Because of its non-qualified tax status, no trust fund exists to formally fund the Aon Excess Benefit Plan and plan benefits are paid on a pay-as-you-go basis from corporate cash flow. As of December 31, 2007, there were 424 active employees who had met the age and service requirements for the Aon Excess Benefit Plan.

To limit Aon's expense under the Aon Excess Benefit Plan, Aon's Board of Directors approved an amendment to the plan that provides, for years after 2001, earnings in excess of $500,000 will not be included in the calculation of basic benefits. During 2005, Aon's Board of Directors reexamined this change and determined that, for more highly compensated and longer service executives, the compensation limitation could result in a decreasing total pension benefit over time and had the unintended result of encouraging the executive to depart Aon during his or her high earnings years. As a result, effective January 1, 2006, Aon's Board of Directors approved an alternative pension formula that provides a benefit of 1% of final average compensation (without limitation) times total years of service subject to a maximum annual pension benefit of $500,000, subject to certain exceptions. Upon retirement a participant will receive the greater of the pension from the basic formula (1.15%/0.45%) or the 1% formula.

Effective January 1, 2007, the method used to determine benefits under the Aon Pension Plan and Aon Excess Benefit Plan changed. Beginning January 1, 2007, future pension benefits are earned each calendar year based on the compensation paid in such calendar year. Pension benefits earned prior to 2007 cannot be reduced but pension benefits in the future are earned under this career average pay method rather then the prior final average pay method. The definition of compensation was not changed. The basic pension formula (1.15%/0.45%) and the alternative formula (1%) remain the same but are applied on a future annual career average basis. The plan change has no effect on employees over age 65 as of December 31, 2006 but generally reduces projected pension benefits at normal retirement for other participants. Further, no executive will be entitled to a larger pension benefit under the revised plan than under the plan prior to the change.

Estimated pensionable earnings in 2007, estimated years of service at age 65, and the estimated projected total annual pension benefit at age 65 (or current age if later) for the named executive officers covered by the Aon Pension Plan and the Aon Excess Benefit Plan are:

(a) for Mr. Bolger, estimated pensionable earnings of $2,100,000 (base salary of $750,000 and bonus paid in 2007 of $1,350,000), 17 years of service (7 standard years plus 10 additional years of service granted pursuant to his employment agreement dated January 1, 2003) and estimated projected total annual pension benefits of $282,375;

(b) for Mr. Ryan, estimated pensionable earnings of $3,125,000 (base salary of $1,125,000 plus bonus paid in 2007 of $2,000,000) and 43 years of service (28 standard years plus 15 additional years pursuant to the letter agreement between Aon and Mr. Ryan dated December 9, 2005) and estimated total annual pension benefit of $1,364,861;

(c) for Mr. Ravin, estimated pensionable earnings of $2,050,170 (base salary of $800,172 plus bonus paid in 2007 of $1,250,000), 37 years of service and estimated total annual pension benefit of $693,650 (which includes $193,650 of special contractual benefits); and

(d) for Mr. O'Halleran, estimated pensionable earnings of $2,533,333 (base salary of $1,333,333 plus bonus paid in 2007 of $1,200,000), 27 years of service and estimated total annual pension benefit of $500,000.

As Mr. Ryan holds greater than 5% of our outstanding Common Stock and has reached the age of 70½, the minimum required distribution rules of the Internal Revenue Code require that he begin to receive distributions of his tax qualified company sponsored retirement benefits by April 1, 2008. These distributions will be paid to Mr. Ryan on a monthly basis in an amount equal to the pension benefits earned under the Aon Pension Plan basic pension formula as of age 65, actuarially increased to April 1, 2008. The minimum required distribution rules of the Internal Revenue Code also require distributions of Mr. Ryan's balance in the Aon Savings Plan, our tax-qualified 401(k) plan, to begin as of April 1, 2008. Mr. Ryan's initial distribution as of April 1, 2008 will be made with respect to 2007, the year in which he reached 70½ years of age. In addition, a distribution is required to be made with respect to 2008 on or before December 31, 2008. Thereafter, on or before December 31st of each subsequent year, Mr. Ryan will receive another distribution until the entire balance of his Aon Savings Plan account has been paid to him in full. The amount of each distribution will be determined by taking his account balance at December 31st of the year ended prior to the subject year divided by a life expectancy factor provided by the Internal Revenue Service. Mr. Ryan's benefits under any nonqualified deferred compensation plan, including the Excess Benefit Plan and his special contractual pension benefits, are not affected by these minimum distribution rules.

Mr. Case and Mr. Appel do not participate in the Aon Pension Plan or the Aon Excess Benefit Plan because participation under both plans was closed to employees hired after December 31, 2003. Instead, like all employees hired in 2004 or later, Mr. Case and Mr. Appel participate at their election in the Aon Savings Plan, a defined contribution 401(k) plan, and in a sub-account under such plan (the Aon Retirement Account) to which Aon may make a discretionary annual contribution for employees hired on or after December 31, 2003. Mr. Case and Mr. Appel also participate in a non-qualified defined contribution plan (the Aon Supplemental Savings Plan) for executives hired after December 31, 2003. The Aon Supplemental Savings Plan provides for a company allocation as a percentage of compensation in excess of the IRS limit ($225,000 in 2007). Compensation is limited to $500,000 for the Aon Supplemental Savings Plan. The percentage allocation varies by length of service but in the first five years of employment the allocation percentage is 3% and increases to 7% after 30 years of service. For Mr. Case, Aon's contribution for 2007 to his Aon Retirement Account under the Aon Savings Plan was $6,750, and Aon's allocation on his behalf to the Aon Supplemental Savings Plan was $8,250. For Mr. Appel, Aon's contribution for 2007 to his Aon Retirement Account under the Aon Savings Plan was $6,750, and Aon's allocation on his behalf to the Aon Supplemental Savings Plan was $8,250.

Mr. McGill is not eligible to participate in the plans because he is a United Kingdom-based employee. However, he does receive payments from us into his personal pension plan and is accruing additional pension contribution amounts while he is on assignment in the United States as further described in footnote 7(b) to the Summary Compensation Table and under the caption "McGill Agreement" in the discussion following the Nonqualified Deferred Compensation in Fiscal 2007 Table.

Nonqualified Deferred Compensation in Fiscal 2007 Table

The table below shows any executive contributions, contributions by Aon, earnings, withdrawals and account balances for the named executive officers with respect to each of the following non-qualified savings plans of Aon:

- the Aon Deferred Compensation Plan, referred to as the "Deferred Compensation Plan,"
- the Aon Supplemental Savings Plan, referred to as the "Supplemental Savings Plan,"
- the Aon Supplemental Employee Stock Ownership Plan, referred to as the "Supplemental ESOP,"
- the Aon Supplemental Profit Sharing Plan, referred to as the "Supplemental Profit Sharing Plan,"
- an agreement with Mr. McGill that provides for the accrual of a pension-equivalent amount while he is assigned to work in the United States, referred to as the "McGill Agreement,"
- agreements with Mr. Ravin that provides for the deferral of certain of his compensation earned in 1980, 1981 and 1982, referred to collectively as the "Ravin Agreements,"
- an award to Mr. Ravin that provides for the payment upon various events pursuant to the terms of his Transition Agreement, referred to as the "Ravin Transition Agreement Award," and
- an agreement with Mr. O'Halleran that provides for the deferral of the vesting of certain of his restricted stock unit awards, referred to as the "O'Halleran Agreement."

Mr. McGill, as a United Kingdom employee, is not eligible to participate in any of these plans except for the McGill Contractual Arrangement. See the section entitled "Personal Benefits and Executive Benefits" in Compensation Discussion and Analysis and the narratives set forth below the following table for additional information on these plans.

Name	Name of Plan	Executive Contributions in Last Fiscal Year ($)(1)	Aon Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(4)
	(a)	(b)	(c)	(d)	(e)	(f)
Gregory C. Case	Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Supplemental Savings Plan	-0-	8,250	854	-0-	18,341
	Supplemental ESOP	-0-	-0-	-0-	-0-	-0-
	Supplemental Profit Sharing Plan	-0-	-0-	-0-	-0-	-0-
David P. Bolger	Deferred Compensation Plan	457,500	-0-	110,127	-0-	1,794,827
	Supplemental Savings Plan	-0-	-0-	-0-	-0-	-0-
	Supplemental ESOP	-0-	-0-	-0-	-0-	-0-
	Supplemental Profit Sharing Plan	-0-	-0-	-0-	-0-	-0-
Patrick G. Ryan	Deferred Compensation Plan	-0-	-0-	78,938	-0-	1,694,045
	Supplemental Savings Plan	-0-	-0-	188,640	-0-	705,353
	Supplemental ESOP	-0-	-0-	34,667	162,192	19,567
	Supplemental Profit Sharing Plan	-0-	-0-	489,845	-0-	1,833,229
Stephen P. McGill	Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Supplemental Savings Plan	-0-	-0-	-0-	-0-	-0-
	Supplemental ESOP	-0-	-0-	-0-	-0-	-0-
	Supplemental Profit Sharing Plan	-0-	-0-	-0-	-0-	-0-
	McGill Agreement	-0-	-0-	208,265	-0-	564,409
Richard M. Ravin	Deferred Compensation Plan	-0-	-0-	166,336	-0-	617,595
	Supplemental Savings Plan	-0-	-0-	89,014	-0-	332,837
	Supplemental ESOP	-0-	-0-	98,694	-0-	369,031
	Supplemental Profit Sharing Plan	-0-	-0-	140	-0-	158,057
	Ravin Agreements	-0-	-0-	27,537	-0-	451,578
	Ravin Transition Agreement Award	-0-	-0-	-0-	-0-	3,500,000
Michael D. O'Halleran	Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
	Supplemental Savings Plan	-0-	-0-	146,153	-0-	546,489
	Supplemental ESOP	-0-	-0-	203,205	-0-	759,816
	Supplemental Profit Sharing Plan	-0-	-0-	-0-	-0-	-0-
	O'Halleran Agreement	-0-	-0-	102,075(5)	-0-	8,182,227(5)
Andrew M. Appel	Deferred Compensation Plan	75,000	-0-	4,421	-0-	79,421
	Supplemental Savings Plan	-0-	8,250	251	-0-	8,651
	Supplemental ESOP	-0-	-0-	-0-	-0-	-0-
	Supplemental Profit Sharing Plan	-0-	-0-	-0-	-0-	-0-

(1) These amounts are included in "Salary" and/or "Non-Equity Incentive Plan Compensation" for 2007 in the Summary Compensation Table.

(2) These amounts are included in "All Other Compensation" for 2007 in the Summary Compensation Table for Fiscal Years 2007 and 2006.

(3) Of these amounts, $7,614 of the amount shown for Mr. Ravin in the row labeled "Ravin Agreements" is included in "Change in Pension Value and Nonqualified Deferred Compensation Earnings" for 2007 in the Summary Compensation Table for Fiscal Years 2007 and 2006 as it was earned as interest pursuant to the Ravin Agreements. No other amounts in this column are included as 2007 compensation in the Summary Compensation Table for Mr. Ravin or any other named executive officer.

(4) The following table provides the amount reported in the "Aggregate Balance at Last Fiscal Year End" column for each named executive officer that has been previously reported as compensation in our Summary Compensation Tables for 2007 and 2006.

Name	Name of Plan	Amount Included in 2007 Compensation in Summary Compensation Table ($)	Amount Included in 2006 Compensation in Summary Compensation Table ($)
Gregory C. Case	Supplemental Savings Plan	8,250	8,400
David P. Bolger	Deferred Compensation Plan	457,500	420,000
Patrick G. Ryan	—	-0-	-0-
Stephen P. McGill	—	-0-	N/A(a)
Richard M. Ravin	Ravin Agreements	7,614	N/A(a)
Michael D. O'Halleran	—	-0-	-0-
Andrew M. Appel	Deferred Compensation Plan	75,000	N/A(a)
	Supplemental Savings Plan	8,250	N/A(a)
	Total for Mr. Appel:	83,250	

(a) Messrs. McGill, Ravin and Appel have not been named executive officers of Aon prior to this proxy statement; therefore, the Summary Compensation Table with 2007 compensation information contained in this proxy statement is the first Summary Compensation Table for which their compensation has been reported.

(5) The earnings and balance under the O'Halleran Agreement accrue as shares of Common Stock. The amounts in this table have been calculated using the closing price of a share of Common Stock on the NYSE on the dates the dividends were issued with respect to the earnings and December 31, 2007 with respect to the balance.

Aon Deferred Compensation Plan ("Deferred Compensation Plan")

The Deferred Compensation Plan is an unfunded, unsecured deferred compensation program that allows participants to defer:

- Up to 75% of their base salary;
- All or a portion of their annual performance bonus; and
- Up to 75% of other earnings, including hiring, retention or non-performance bonuses.

Aon does not make any company contributions to the Deferred Compensation Plan. The aggregate balances shown above represent amounts that the named executive officers earned but elected to defer, plus earnings or losses. Deferrals may be allocated among a choice of 14 valuation funds, including a fund that tracks Common Stock, that are used to determine investment gains or losses credited to the accumulated account balance. Participants can change their investment selections on a going-forward basis by contacting the Plan's administrator.

When participants elect to defer amounts into the Deferred Compensation Plan, they must also select when the amounts ultimately will be distributed to them. Distributions may either be made in a specific year, whether or not employment has then ended, or after the executive's retirement or termination.

Participants who elect to have distributions made in a specific year must choose a payout date that is at least three years after the date of the first deferral election, and can elect to receive a single, lump-sum payment or up to five annual installments. Distributions begin as soon as practicable after February 28 of the elected calendar year. Participants who elect to have distributions made at retirement or termination can elect to receive a single, lump-sum payment or up to ten annual installments. Payments commence as soon as practicable after February 28 of the year following termination of employment.

Aon Supplemental Profit Sharing Plan ("Supplemental Profit Sharing Plan")

Prior to 1989, Messrs. Ryan and Ravin participated in the Combined International Corporation Staff Employees Profit Sharing Plan, the "CIC Profit Sharing Plan," which eventually became the Aon Savings Plan. A Supplemental Profit Sharing Plan was established to provide company allocations similar to those that participants would have received had the Internal Revenue Code limits not restricted contributions in the CIC Profit Sharing Plan. No company allocations were made to the Supplemental Profit Sharing Plan after 1988. Distributions from the Supplemental Profit Sharing Plan are made in cash after actual retirement.

Aon Supplemental Savings Plan ("Supplemental Savings Plan") and Aon Supplemental Employee Stock Ownership Plan ("Supplemental ESOP")

In 1989, Aon established tax qualified retirement plans, the Savings Plan and the Aon Employee Stock Ownership Plan, the "ESOP." The ESOP was merged into the Savings Plan in 2002. The Aon Supplemental Savings Plan and Supplemental ESOP were created to provide matching and other company allocations similar to those that participants in the Savings Plan and ESOP would have received had the Internal Revenue Code limits not restricted contributions under the Savings Plan and ESOP. As of January 1, 2004, no further matching allocations or other company allocations were made to the Supplemental Savings Plan or Supplemental ESOP, subject to very limited exceptions for employees of a specific practice group of Aon Consulting. Distributions from the Supplemental ESOP are made in the form of Common Stock. Distributions from the Supplemental Savings Plan and Supplemental ESOP must begin at the earlier of retirement or age 65.

A supplemental retirement account was established under the Supplemental Savings Plan for employees eligible for the Aon Retirement Account of the Aon Savings Plan and whose regular contributions were limited due to Internal Revenue Code compensation limits. Employees are eligible for the supplemental retirement account if they are eligible to participate in the regular Aon Retirement Account (criteria include hired after January 1, 2004, paid 1,000 or more hours per year and did not accrue a benefit under the Aon Pension Plan) and plan eligible compensation exceeds the Internal Revenue Code qualified plan limit. The Board will determine the allocation to be paid in each particular year.

McGill Agreement

We have agreed to make on behalf of Mr. McGill, a United Kingdom employee, annual contributions to his personal pension plan; however, as he is currently assigned to the United States his receipt of the full amount of these pension payments each year may subject the payments to United States tax treatment that is less favorable than that he would otherwise have experienced as an employee in the United Kingdom. To ensure Mr. McGill is not unfavorably treated due to his foreign assignment, Aon has agreed to pay on behalf of Mr. McGill a smaller portion of his total yearly pension contribution and to hold the balance until he is reassigned back to the United Kingdom when it will be distributed according to an agreed upon seven-year schedule. These pension contribution amounts that are held pending Mr. McGill's return to the United Kingdom do not earn interest or otherwise accrue earnings before final disbursement. On January 18, 2007, Aon paid £23,605 ($46,606 in U.S. Dollars based on then-current exchange rate) in pension plan contributions on behalf of Mr. McGill and during 2007 his balance of deferred pension amounts accrued £104,922 ($208,265 in U.S. Dollars based on December 31, 2007 exchange rate).

Ravin Agreements

We have also entered into deferred compensation agreements with Mr. Ravin that provide for the deferral of certain bonus amounts which became payable to him between December 31, 1980 and December 31, 1983, and the accumulation of interest on such deferred bonus amounts until the first to occur of Mr. Ravin's termination of employment with Combined or 30 days after his death, at which time Mr. Ravin is to receive the deferred bonus amounts and any accrued interest in a lump sum. The interest is compounded semi-annually at the annual rate determined as of January 1st and July 1st each year by (1) averaging a prime interest rate over the last six prior months or 6%, if greater, with respect to bonus amounts deferred from calendar year 1981, and (2) averaging a one year Treasury bill yield for the last six prior months, with respect to bonus amounts deferred from calendar year 1982 and 1983. Mr. Ravin's employment with Combined was terminated as of December 13, 2007 pursuant to the terms of his Transition Agreement with Aon. The distribution of his deferred compensation under these agreements will begin on or around July 1, 2008.

Ravin Transition Agreement Award

Pursuant to the terms of Mr. Ravin's Transition Agreement, we have agreed to pay to Mr. Ravin in cash a previously granted performance award to him in the amount of $3,500,000 on the earlier of: (1) 30 days following the closing date of the sale, spin-off or other transfer of Combined Insurance Company of America; and (2) the first regularly scheduled pay day of January 2009, unless Aon terminates Mr. Ravin for cause on or after December 13, 2007 and before March 31, 2009. Prior to this modification of the award by Mr. Ravin's Transition Agreement, the award was to be paid to Mr. Ravin in shares of Common Stock having a maximum aggregate value of $3,500,000 if the Compensation Committee determined Combined had met certain performance targets relating to revenue and profit at the conclusion of three performance periods (2006-2008, 2007-2008 and 2008). To the extent the relevant performance criteria were achieved, the performance award was to be paid in a number of shares of Common Stock calculated at the time of such determination. As the potential payments were dependent on Combined's achievement of certain performance criteria in the future, they were completely at risk.

The original performance award had been granted to Mr. Ravin pursuant to the terms of a letter agreement he executed with Aon dated November 10, 2005 and was approved by the Compensation Committee on November 17, 2005. The grant date of the award for accounting purposes was January 1, 2006.

O'Halleran Agreement

We have agreed to a deferral arrangement with Mr. O'Halleran pursuant to which he has deferred the vesting of 148,500 of his restricted stock units that would have otherwise vested between January 1998 and January 2004. This arrangement provides that as Aon issues cash dividends, Mr. O'Halleran's balance of deferred restricted stock units is credited with an amount of additional shares or restricted stock units equal to (1) the aggregate cash dividends that the then-current balance of deferred restricted stock units would have been received if vested, divided by (2) the average of the high and low selling prices of a share of Common Stock on the NYSE on the date the dividend was issued. Pursuant to the arrangement, the aggregate balance of Mr. O'Halleran's restricted stock units will be distributed to him in ten annual issuances of Common Stock beginning as soon as administratively feasible in 2008. Each issuance will be for an amount of shares equal to 1/10th of the aggregate balance on the first distribution, plus any additional shares that may accrue based on dividend issuances during a 10-year distribution period.

Potential Payments on Termination or Change-in-Control

Severance Agreements

Aon has entered into severance agreements, which we refer to as "Tier 1 Agreements," with certain of its key executive officers, including Messrs. Case, McGill, Ravin, O'Halleran and Appel. We refer to these officers as "Tier 1 Executives." Neither Mr. Bolger nor Mr. Ryan is party to a Tier 1 Agreement.

The Tier 1 Agreements are intended to secure the continued service and to ensure the dedication and objectivity of the Tier 1 Executives in the event of an actual or threatened change in control of Aon.

The Tier 1 Agreement between Aon and each Tier 1 Executive provides that the executive receives the following severance benefits upon qualifying terminations of employment in connection with or within two years following a change in control of Aon: (a) the executive's base salary through the date of termination, a pro rated bonus based upon the executive's average annual cash incentive for the preceding three years and any accrued vacation pay; (b) for key executive officers other than Mr. Case, three times the executive's highest annual base salary in effect during the 12-month period prior to the date of termination (with regard to Mr. Case, three times the sum of (i) his highest annual base salary in effect during the twelve-month period prior to the date of termination and (ii) his target annual incentive bonus for the fiscal year in which the date of termination occurs); (c) the amount forfeited by the executive under any qualified defined contribution plan as a result of the executive's termination; and (d) the executive's accrued benefits under Aon's nonqualified benefit plans, which shall vest and be payable with three additional years of age and service credit and, in the case of the Supplemental Savings Plan, three additional years of plan contributions. Qualifying terminations consist of termination by Aon other than for cause (as defined in the Tier 1 agreements) or by the executive for good reason (as defined in the Tier 1 agreements), in each case in connection with or within two years following a change in control.

As defined in the Tier 1 Agreements:

- "Good reason" means: (1) a material adverse change in authority, powers, functions, duties or responsibilities; (2) a material reduction in salary or bonus opportunity; (3) a failure to maintain material employee benefit or compensation plans; (4) a reassignment of the executive to an office location more than 50 miles from the executive's current location; or (5) a failure by Aon to require a successor to assume Aon's obligations, and
- "Cause" means: (1) a material breach by the executive of the executive's duties and responsibilities which is demonstrably willful and deliberate, which is committed in bad faith or without reasonable belief that the breach is in the best interests of Aon and which is not remedied in a reasonable period of time after receipt of written notice from Aon of such breach; (2) gross misconduct, theft, fraud, breach of trust or any act of dishonesty by the executive which results in material harm to Aon; or (3) the commission by the executive of a felony involving moral turpitude.

Each Tier 1 Agreement between Aon and each Tier 1 Executive also requires that Aon maintain medical, dental and life insurance on behalf of the executive for three years, or until the executive becomes eligible for substantially equivalent benefits from another employer. In addition, all stock options and other equity awards will become fully vested and each option will remain exercisable until the expiration of its term. The agreements for executives not based in the United States were modified to conform to local benefit practices and to comply with local laws.

A "change in control" for purposes of the agreements generally consists of any of the following: (a) an acquisition of 30% or more of either outstanding common stock or the combined voting power of the outstanding securities entitled to vote; (b) a change in the majority of the current Board; (c) a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Aon (unless (i) the existing stockholders receive more than 60% of the outstanding common stock and the combined voting power of the surviving company, as the case may be, (ii) no person or group owns 30% or more of the outstanding common stock or combined voting power of the surviving company and (iii) there is no change in the majority of the Board); and (d) a liquidation or dissolution of Aon.

The Tier 1 Agreement also provides that the executive may not receive severance benefits or equity acceleration and vesting benefits from both the Tier 1 Agreement and any other arrangement with Aon. Specifically, (1) if the executive desires to receive the severance benefits pursuant to the Tier 1 Agreement, he or she must execute a release of all rights to alternative severance payments and benefits that are payable pursuant to an employment agreement or other compensation arrangement with Aon, and (2) if the executive desires to receive the equity acceleration and vesting benefits pursuant to the Tier 1 Agreement, he or she must execute a release of all rights to alternative equity acceleration or vesting pursuant to an employment agreement or other compensation arrangement with Aon. Each release is independent of the other and the executive may chose to receive only one category of benefits (the severance payments or the equity acceleration and vesting) pursuant to his or her Tier 1 Agreement and the other category of benefits pursuant to his employment agreement or other arrangement. Upon an applicable termination scenario, the executive would make the determination as to the source of the most favorable benefits, the executive's Tier 1 Agreement or those under the executive's employment or other agreement with Aon, and would release the executive's rights to the benefits otherwise provided by the less favorable source for each category of benefits. As referenced in the footnotes to the Payments and Benefits Upon Termination as of December 31, 2007 table for each named executive officer other than Messrs. Bolger and Ryan, who are not parties to a Tier 1 Agreement, and Mr. McGill, who would receive the greatest benefit by electing to receive the severance payments under his employment agreement and equity acceleration and vesting benefits under his Tier 1 Agreement, with respect to a hypothetical termination occurring as of December 31, 2007 we believe each named executive officer would receive the greatest benefit by electing to receive both severance payments and equity acceleration and vesting benefits under his Tier 1 Agreement; however, this may not always be the case.

As a condition to the receipt of payments and benefits pursuant to the Tier 1 Agreement, the executive is required to enter into an agreement with Aon providing that the executive will not compete with Aon or solicit employees or customers of Aon for a two-year period and will not use or disclose any confidential information of Aon.

If an executive is entitled under the Tier 1 Agreement to severance payments and benefits or the vesting of equity awards, and any payment or distribution to the executive pursuant to such agreements are, or would otherwise be, subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, then the executive is entitled to a grossed-up payment from the Company sufficient to pay the amount of such excise tax.

The Board may terminate the Tier 1 Agreements for named executive officers, other than Mr. Case, upon 120 days notice to an executive, provided that no termination may occur if the Board has knowledge of an action to effect a change in control or if there has been a change in control. Mr. Case's Tier 1 Agreement may not, without his consent, be amended or terminated during the term of his employment agreement. In any event, each executive's Tier 1 Agreement will terminate upon the first to occur of the executive's death and the termination of the employment relationship of the executive prior to a change in control.

Employment Agreements

As noted in the narrative captioned "Employment Agreements and Other Compensation Arrangements" following the table captioned Grants of Plan-Based Awards in Fiscal Year 2007 each of Messrs. Case, Bolger, McGill, Ravin, O'Halleran and Appel has entered into an employment agreement or a transition agreement with Aon. In addition, Mr. Ryan is a party to a letter agreement with Aon in connection with his continued service as Executive Chairman. The terms of these various agreements that provide benefits upon a change in control or the termination of employment under various scenarios are set forth below.

Mr. Case's Employment Agreement

Mr. Case's employment agreement provides that, in the event of Mr. Case's death during the term of the agreement, his heirs, executors or the administrators of his estate will receive: (i) his accrued base salary through and including his date of death; (ii) any annual incentive bonus earned and payable but not yet paid for the bonus year prior to the year in which termination of employment occurs; (iii) a prorated annual incentive bonus through and including his date of death; (iv) other employee benefits to which he was entitled at the time of his death in accordance with the terms of the plans and programs of Aon; and (v) continued vesting of the stock options and awards granted to him pursuant to the agreement. If Mr. Case's employment is terminated due to his incapacity or disability, he will receive the payments and benefits set forth in items (i) through (v) of the immediately preceding sentence, substituting the word "disability" for "death."

Mr. Case's employment agreement also provides that if Aon terminates Mr. Case's employment for cause (as defined in the agreement) as determined by a majority of the members of the Board of Directors (excluding Mr. Case), Mr. Case will be entitled to receive: (i) his accrued base salary through and including his date of termination; (ii) any annual incentive bonus earned and payable but not yet paid for the bonus year prior to the year in which termination of employment occurs; (iii) a prorated annual incentive bonus through and including his date of termination; and (iv) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon. In the event of a termination for cause, Mr. Case must immediately resign from Aon's Board of Directors.

If Aon terminates his employment for any other reason (other than for cause as defined in the agreement), Mr. Case will be entitled to receive: (i) his accrued base salary through and including his date of termination; (ii) any annual incentive bonus earned and payable but not yet paid for the bonus year prior to the year in which termination of employment occurs; (iii) a prorated annual incentive bonus through and including his date of termination; (iv) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon; provided that Aon shall continue to provide medical, dental and vision benefits to Mr. Case, his spouse and dependent children for a period of 24 months following the date of termination, followed with immediate eligibility for coverage under Aon's retiree medical program until Mr. Case, his spouse and dependent children become covered by the plan of another employer providing comparable benefits; (v) accelerated vesting of the restricted stock unit award and continued vesting of the stock option awards granted to him pursuant to the agreement; and (vi) a lump sum cash payment equal to two times the sum of Mr. Case's base salary and his target annual incentive bonus for the bonus year in which his employment terminates, provided that for purposes of this calculation, Mr. Case's base salary and target annual bonus will be no less than his initial base salary and initial target bonus. If Mr. Case voluntarily terminates his employment with good reason (as defined in the agreement), he will be entitled to receive the payments and benefits set forth in items (i) through (vi) of the immediately preceding sentence. In addition, if Mr. Case's employment is terminated for any reason other than by Aon for cause (as defined in the agreement) after Mr. Case has attained at least age 50 and completed at least 10 years of continuous employment, Mr. Case, his spouse and his dependent children will be eligible for coverage under Aon's retiree medical program.

Non-competition and non-solicitation covenants apply to Mr. Case for a period of two years following the termination of his employment without regard to the reason for such termination.

Mr. Bolger's Transition Agreement

The transition agreement contains provisions that provide for the following upon a "Change in Control" (as defined in the Transition Agreement) during the Continuation Period: (i) the following will immediately become fully vested, either (a) Mr. Bolger's outstanding equity based awards that would otherwise vest on December 31, 2009 due to the applicable vesting schedule or if Mr. Bolger was involuntarily terminated (other than for cause) as of December 31, 2009, or (b), if the "Change in Control" occurs during the Initial Period, all of Mr. Bolger's outstanding equity-based awards; and (ii) to the extent any cash payment for Mr. Bolger's salary, bonus for 2007 performance, any bonus for 2008 performance or the deferred compensation payments and supplemental pension benefits have not been paid to Mr. Bolger, then pursuant to the terms of the transition agreement they shall be paid in a lump-sum on the date of the "Change in Control." The terms of the Severance Agreement dated as of February 8, 2005 between Mr. Bolger and Aon, that provided Mr. Bolger with certain financial protections in the event of a termination of his employment linked to a change in control of Aon remains in effect solely for the tax gross-up obligations of Aon with respect to severance payments paid to Mr. Bolger.

The payments and benefits to Mr. Bolger under the transition agreement are subject to his executing and not revoking a release of claims shortly after July 1, 2008. The transition agreement also contains indemnification provisions, including the advance to Mr. Bolger of related expenses, according to which Aon will indemnify Mr. Bolger if he is made a party, or is threatened to be made a party to any action, suit or proceeding pursuant to his capacity as a director, officer or employee of Aon. Aon has agreed to maintain a directors and officers liability insurance policy covering Mr. Bolger to the extent it provides such coverage to its other executive officers or directors.

If Mr. Bolger's employment under the transition agreement is terminated due to: (i) his death, his beneficiaries shall be entitled to the compensation and benefits he would be provided under the transition agreement, excluding welfare benefits; (ii) his illness, injury or other disability or Aon's breach of the transition agreement, he shall be entitled to the compensation and benefits provided to him under the transition agreement to the extent not yet then provided; (3) the Governance and Nominating Committee of Aon's Board of Directors determines that he has breached and not cured his breach of the transition agreement, all of Aon's obligations under the transition agreement immediately terminate, except for certain continuing rights of Mr. Bolger to his account balance under Aon's deferred compensation plan and supplemental pension benefits.

Non-competition and non-solicitation covenants apply to Mr. Bolger for a period of two years following the termination of his employment without regard to the reason for such termination.

Mr. Ryan's Letter Agreement

The letter agreement with Mr. Ryan provides that all of Mr. Ryan's unvested options will immediately vest as of the date he ceases to be employed by Aon. The agreement also extends the expiration date of Mr. Ryan's options until the later of: (a) the 15th day of the third month following the date the exercise period for each such option would have expired; and (b) December 31 of the calendar year during which the exercise period for each such option would otherwise have expired. In addition, upon cessation of Mr. Ryan's employment, he and his eligible family members are entitled to continue participation in Aon-sponsored group health plans for life. Finally, subject to certain qualifications, the agreement provides that Mr. Ryan shall receive a supplemental pension benefit calculated based upon his actual years of service with Aon plus fifteen years (to the extent such years are not considered under Aon's pension plans), the latter representing his years of service with Ryan Insurance Group prior to the date of its acquisition by Aon.

Mr. McGill's Employment Agreement

Mr. McGill's employment agreement provides that, in the event Mr. McGill is terminated without cause, Mr. McGill is entitled to receive the salary and benefits payable to him during the notice period of twelve months set forth in the agreement, plus base salary though January 1, 2013. The treatment of the various equity and equity-based awards granted to Mr. McGill, including restricted stock unit awards, stock options, and performance share units, is governed by the various plans and award agreements applicable to each such grant.

Mr. Ravin's Transition Agreement

Mr. Ravin's transition agreement provides that, in the event of Mr. Ravin's death during the term of the agreement, his heirs, executors or the administrators of his estate will receive: (i) the award granted to Mr. Ravin under Aon's Leadership Performance Program; (ii) $3,500,000 in cash, as Mr. Ravin's 2009 performance award; (iii) a pro rata portion of the bonus that Mr. Ravin would have received for the year of his death; (iv) his accrued base salary to the date of his death; and (v) other employee benefits to which he was entitled at the time of his death in accordance with the terms of the plans and programs of Aon. In the event of Mr. Ravin's disability, Mr. Ravin or his legal representative shall be entitled to receive the benefits set forth in sections (i) through (v) of the immediately preceding sentence, substituting the word "disability" for "death" in those sections.

If Aon terminates Mr. Ravin's employment for cause due to a failure or inability to perform his material duties under the agreement to the satisfaction of the majority of the members of the Compensation Committee, Mr. Ravin will be entitled to receive: (i) the continuation of base salary for a period of one year from his date of termination; and (ii) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon. If Aon terminates Mr. Appel's employment for cause as set forth in his employment agreement (other than as provided in the immediately preceding sentence), Mr. Ravin will receive: (i) his accrued base salary through his date of termination; and (ii) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon.

If Aon terminates Mr. Ravin's employment without cause, Mr. Ravin will be entitled to receive: (i) his base salary through March 31, 2009 at the rate in effect at the date of termination; (ii) a pro rata portion of the bonus that Mr. Ravin would have received for the year of his termination of employment; (iii) a pro rata portion of the award granted to Mr. Ravin under Aon's Leadership Performance Program; (iv) $3,500,000 in cash, representing the full value of Mr. Ravin's 2009 performance award; and (v) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon.

If Mr. Ravin voluntarily terminates his employment, for any reason, he is required to give Aon thirty (30) days' prior written notice and will be entitled to receive: (i) his accrued base salary through his date of termination; (ii) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon; (iii) the pro rata, or full, bonus payment for the year of termination, as provided by the terms of the agreement; (iv) a pro rata portion of the award granted to Mr. Ravin under Aon's Leadership Performance Program; and (v) if the voluntary termination occurs prior to July 1, 2008, a pro rata portion of Mr. Ravin's 2009 performance award, and if the voluntary termination occurs after July 1, 2008, $3,500,000 in cash representing the full amount of Mr. Ravin's 2009 performance award.

Mr. O'Halleran's Employment Agreement

Mr. O'Halleran's employment agreement provides that, in the event of Mr. O'Halleran's death during the term of the agreement, his heirs, executors or the administrators of his estate will receive: (i) his accrued base salary to the date of his death; and (ii) a lump sum cash payment equal to Mr. O'Halleran's base salary at the date of death through January 1, 2009, reduced by the amount of any benefit paid under any life insurance policy maintained by Aon for his benefit.

Mr. O'Halleran's employment agreement provides that if Mr. O'Halleran's employment is terminated due to his disability or incapacity, he will receive: (i) his accrued base salary through his date of termination; and (ii) a lump sum cash payment equal to Mr. O'Halleran's base salary at the date of termination through January 1, 2009, reduced by the amount of any benefit paid under any disability insurance policy maintained by Aon for his benefit. If Aon terminates Mr. O'Halleran's employment for cause due to his failure to perform the duties under the agreement to the satisfaction of the majority of the members of the Compensation Committee of the Board of Directors, Mr. O'Halleran will be entitled, among other things, to receive his base salary for two years after the termination. If Aon terminates Mr. O'Halleran's employment for cause as set forth in his employment agreement (other than as provided in the immediately preceding sentence), Mr. O'Halleran will receive: (i) his accrued base salary through his date of termination; and (ii) other employee benefits to which he was entitled at the time of termination in accordance with the terms of the plans and programs of Aon. If Aon terminates Mr. O'Halleran's employment for any reason, other than due to his death, disability, or for cause (as determined by the Compensation Committee or otherwise) Aon must give twelve (12) months prior written notice of termination and Mr. O'Halleran will be entitled to receive his base salary through January 1, 2009.

In addition, under these circumstances, Mr. O'Halleran will receive (i) his accrued base salary through his date of termination; and (ii) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon. Further, all stock awards previously granted pursuant to Mr. O'Halleran's employment agreement will immediately vest, and all unvested stock options will immediately vest.

Non-competition and non-solicitation covenants apply to Mr. O'Halleran for two years after termination of employment without regard to the reason for the termination of employment.

Mr. Appel's Employment Agreement

Mr. Appel's employment agreement provides that, in the event of Mr. Appel's death during the term of the agreement, his heirs, executors or the administrators of his estate will receive: (i) his accrued base salary through and including his date of death; and (ii) a lump sum cash payment equal to Mr. Appel's base salary at the date of death through July 16, 2010, reduced by the amount of any benefit paid under any life insurance policy maintained by Aon for his benefit. In the event of Aon's termination of Mr. Appel's employment by reason of disability, he will receive: (i) his accrued base salary through and including his date of termination; and (ii) a lump sum cash payment equal to Mr. Appel's base salary at the date of termination through July 16, 2010, reduced by the amount of any benefit paid under any disability insurance policy maintained by Aon for his benefit. In March 2008, the Compensation Committee approved the extension of the term of Mr. Appel's employment through 2013, which is not reflected in the information set forth in Mr. Appel's table below as it reflects the terms of his employment agreement in effect as of December 31, 2007.

Mr. Appel's employment agreement also provides that if Aon terminates Mr. Appel's employment for cause due to a failure or inability to perform his material duties under the agreement to the satisfaction of the majority of the members of the Governance/Nominating Committee, Mr. Appel will be entitled to receive: (i) his accrued base salary through his date of termination; (ii) the continuation of his base salary for a period of two years from his date of termination; and (iii) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon. If Aon terminates Mr. Appel's employment for cause as set forth in his employment agreement (other than as provided in the immediately preceding sentence), Mr. Appel will receive: (i) his accrued base salary through his date of termination; and (ii) other employee benefits to which he was entitled at the time of termination in accordance with the terms of the plans and programs of Aon. If Aon terminates Mr. Appel's employment for any reason, other than for cause, or due to death or disability, Aon must give Mr. Appel twelve (12) months prior written notice of termination, and he will be entitled to receive: (i) his accrued base salary through his date of termination; (ii) a lump sum cash payment equal to the product of (A) two (2) and (B) the sum of the base salary and Mr. Appel's target annual incentive bonus for the bonus year in which his employment terminates; and (iii) other employee benefits to which he was entitled at the time of his termination in accordance with the terms of the plans and programs of Aon. If Mr. Appel voluntarily terminates his employment for good reason (as defined in the agreement), he will be entitled to receive the payments and benefits set forth in items (i) through (iii) of the immediately preceding sentence. In addition, if Mr. Appel is terminated without cause, or if he voluntarily terminates his employment for good reason (as defined in the agreement), the stock awards and stock options granted to Mr. Appel pursuant to the employment agreement will immediately vest as of the date of termination.

Non-competition and non-solicitation covenants apply to Mr. Appel for a period of two years following the termination of his employment without regard to the reason for such termination.

Termination and Change-in-Control Tables

The tables below outline the potential payments to the named executive officers upon the occurrence of various termination events, including, without limitation, a termination upon a change in control of Aon. The following assumptions apply with respect to the tables below and any termination of employment of a named executive officer:

- The amounts shown in the table assume that the employment of each named executive officer was terminated on December 31, 2007, and that the price per share of Common Stock is $47.69 per share, the closing market price per share on December 31, 2007, the last trading day of 2007. Accordingly, the tables set forth amounts earned as of December 31, 2007 and include estimates of amounts that would be paid to the named executive officer upon the occurrence of a termination event.

- The employment of the named executive officers did not actually terminate on December 31, 2007. In addition, a change in control of Aon did not occur on December 31, 2007. As a result, the named executive officers did not receive any of the amounts shown in the tables below. The actual amounts to be paid to a named executive officer in connection with a termination event can only be determined at the time of such termination event.
- Each named executive officer is entitled to receive amounts earned during the term of his employment regardless of the manner of termination. These amounts include accrued base salary, accrued vacation time and other employee benefits to which the named executive officer was entitled on the date of termination, and are not shown in the tables below.
- For purposes of the tables below, the specific definitions of (i) "good reason" applicable to the column entitled "Voluntary Termination—Good Reason," (ii) "cause" applicable to the column entitled "Involuntary Termination—For Cause," and (iii) "without cause" or "not for cause" applicable to the column entitled "Involuntary Termination—Without Cause" for each of the named executive officers can be found, to the extent applicable, in their respective employment agreements. In addition, the specific definitions of "qualifying termination" applicable to the column entitled "Qualifying Termination—Change-in-Control" can be found in the Tier 1 Agreements entered into with each of the named executive officers other than Messrs. Bolger and Ryan.

Gregory C. Case
President and Chief Executive Officer
Payments and Benefits Upon Termination as of December 31, 2007(1)

	Voluntary Termination—by Mr. Case Without Good Reason ($)	Voluntary Termination—by Mr. Case for Good Reason(2) ($)	Death ($)	Disability ($)	Involuntary Termination—For Cause ($)	Involuntary Termination—Without Cause ($)	Qualifying Termination—Change-in-Control(3) ($)
Cash Severance(4)	—	6,750,000	—	—	—	6,750,000	10,125,000
Annual Incentive Bonus(5)	—	1,875,000	1,875,000	1,875,000	—	1,875,000	2,320,000
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(6)	—	5,873,262	5,873,262	5,873,262	—	5,873,262	5,873,262
Stock Options (Unvested; Accelerated or Continued Vesting)(7)(8)	—	17,092,429	18,109,590	18,109,590	—	17,092,429	18,109,590
Performance Share Units (LPP)(9)	—	8,102,070	9,993,535	9,993,535	—	8,102,070	9,993,535
Continuation of Health & Welfare Benefits(10)	—	17,335	—	—	—	17,335	26,003
Additional Pension and Non-Qualified Plan Benefit(11)	—	—	—	—	—	—	65,250
Excise Tax Gross-Up(12)	—	—	—	—	—	—	9,738,883
Continuation of Life and Disability(13)	—	—	—	—	—	—	9,990

(1) For purposes of this table, we have assumed that Mr. Case's compensation is as follows: current base salary is equal to $1,500,000 and target annual incentive bonus is equal to 125% of base salary.

(2) Represents a voluntary termination by Mr. Case due to: (a) the assignment to Mr. Case of any duties materially inconsistent with his position, authority, duties or responsibilities contemplated by his employment agreement; (b) Aon's failure to comply with the provisions of his employment agreement regarding compensation; (c) Aon's requirement that Mr. Case's principal office be located more than fifty (50) miles outside the greater Chicago metropolitan area; or (d) any other material breach by Aon of his employment agreement. Other than as provided in the preceding sentence, any other voluntary termination by Mr. Case shall constitute "Voluntary Termination—by Mr. Case Without Good Reason."

(3) For purposes of this table, under a "Qualifying Termination—Change-in-Control" we have assumed that Mr. Case would choose to receive the maximum benefits possible pursuant to the terms of his employment agreement and his Tier 1 Agreement. As described in the section above entitled, "Severance Agreements," upon such a termination event, Mr. Case may choose between receiving severance benefits under the terms of either his employment agreement or his Tier 1 Agreement and he may also choose pursuant to which agreement he will receive equity acceleration and vesting benefits. As of December 31, 2007, Mr. Case would receive greater benefits pursuant to both the severance and the equity acceleration and vesting terms of his Tier 1 Agreement; therefore, we have assumed in the "Qualifying Termination—Change-in-Control" column that he would have chosen to receive these greater benefits.

(4) Severance is calculated as two times the sum of base salary and target annual incentive bonus for "Voluntary Termination—by Mr. Case for Good Reason" and "Involuntary Termination—Without Cause," and as three times base salary and annual incentive bonus for "Qualifying Termination—Change-in-Control."

(5) For "Qualifying Termination—Change-in-Control," the annual incentive bonus is generally calculated based upon the named executive officer's average annual cash incentive for the preceding three years. For Mr. Case, who commenced employment with Aon in April 2005, the annual incentive bonus is based on the annual cash incentive received in the preceding two years.

(6) Under "Voluntary Termination—by Mr. Case Without Good Reason" and "Involuntary Termination—For Cause" the vesting of all outstanding unvested restricted stock award unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Voluntary Termination—by Mr. Case for Good Reason" and "Involuntary Termination—Without Cause": (a) all outstanding unvested restricted stock unit awards granted pursuant to Mr. Case's employment agreement immediately vest; and (b) all outstanding unvested restricted stock unit awards granted pursuant to the ISP continue to vest in accordance with their original vesting schedules. Under "Death" and "Disability," (a) all outstanding unvested restricted stock unit awards granted pursuant to Mr. Case's employment agreement continue to vest as if Mr. Case remained employed by Aon and (b) all outstanding unvested RSUs granted pursuant to the ISP vest immediately. Under "Qualifying Termination—Change-in-Control," all outstanding unvested restricted stock unit awards become fully vested.

(7) Under "Voluntary Termination—by Mr. Case Without Good Reason" and "Involuntary Termination—For Cause" the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit, and in the case of "Voluntary Termination—by Mr. Case Without Good Reason," the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Voluntary Termination—by Mr. Case for Good Reason" and "Involuntary Termination—Without Cause": (a) all outstanding unvested stock options granted pursuant to Mr. Case's employment agreement continue to vest in accordance with their original vesting schedules and remain exercisable until 90 days following the later of: (i) the date the option becomes fully vested; or (ii) the date of termination; and (b) all other outstanding unvested stock options vest as of the termination date in a pro rata amount based on the number of days of service between the date of grant and the month of termination, all remaining unvested options are forfeit, and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability": (a) all outstanding unvested stock options granted pursuant to Mr. Case's employment agreement continue to vest as if Mr. Case remained employed by Aon and remain exercisable for twelve months; and (b) all other outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. For options other than those granted under the 2006 LPP and the 2007 LPP, under "Qualifying Termination—Change-in-Control," all outstanding unvested options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For options granted under the 2006 LPP, under "Qualifying Termination—Change-in-Control," all outstanding invested options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For options granted under the 2007 LPP, under "Qualifying Termination—Change-in-Control": (a) in the event of an involuntary termination without cause within two years following a change in control, all outstanding unvested options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options; and (b) in the event of an involuntary termination for cause, death or disability, the treatment described in the footnote for options granted other than pursuant to the named executive officer's employment agreement will continue to apply.

(8) The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2007 that vest as applicable to each termination scenario.

(9) The amounts in this row are attributable to grants under the 2006 LPP and the 2007 LPP. For grants under each of the 2006 LPP and the 2007 LPP, under "Voluntary Termination—by Mr. Case Without Good Reason" and "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. For grants under the 2006 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. For grants under the 2007 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) a pro-rated amount calculated using the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period.

For grants under the 2006 LPP, under "Involuntary Termination—Without Cause," "Voluntary Termination—by Mr. Case for Good Reason," or "Qualifying Termination—Change-in-Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on (a) in the case of "Voluntary Termination—by Mr. Case for Good Reason" and "Involuntary Termination—Without Cause" the achievement of growth as a proportion of the total achieved over the performance period, or (b) in the case of "Qualifying Termination—Change-in-Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. For grants under the 2007 LPP, under "Voluntary Termination—by Mr. Case for Good Reason" and "Involuntary Termination—Without Cause," a pro-rated amount of the outstanding performance share units convert to shares of Common Stock at the end of the performance period based on the cumulative growth achieved during the named executive officer's employment during the performance period as a proportion of the total achieved over the performance period. For purposes of the calculation set forth in the preceding sentence only, the growth achieved during the named executive officer's employment will be measured as of the last full calendar quarter preceding retirement or termination. For grants under the 2007 LPP, under "Qualifying Termination—Change in Control," the outstanding performance share units convert to shares of Common Stock as follows: (a) if the named executive officer's employment is terminated without cause following a change in control prior to the end of the performance period, the conversion occurs at the greater of: (i) one hundred percent (100%) of the target level; or (ii) the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period; and (b) in the event of a termination for cause, voluntary termination, death or disability, or if the named executive officer's employment continues through the end of the performance period, the treatment described elsewhere in this footnote shall apply as if a change in control did not occur. In addition, amounts calculated using a pro-rata methodology as described in this footnote represent: (a) for grants under the 2006 LPP, the payout of a pro-rated amount of the outstanding performance share units, at one hundred and fifty percent (150%) of the target level; and (b) for grants under the 2007 LPP, the payout of a pro-rated amount of the outstanding performance share units at two hundred percent (200%) of the target level. For grants under the 2006 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Common Stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction. For grants under the 2007 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the 2007 LPP, the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) the number of shares that would have resulted from the growth rate achieved during the performance period up to the closing date.

(10) Continuation of Health & Welfare Benefits is calculated as twenty-four (24) months under "Voluntary Termination—by Mr. Case for Good Reason," and "Involuntary Termination—Without Cause," and thirty-six (36) months under "Qualifying Termination—Change-in-Control."

(11) Represents additional pension and non-qualified plan benefits payable to Mr. Case upon a "Qualifying Termination—Change-in-Control." For additional information with respect to the pension benefits payable to Mr. Case, see the table captioned Pension Benefits in Fiscal 2007 set forth in this proxy statement. Includes two additional years of age and service credit under Aon's nonqualified benefit plans, and, in the case of the supplemental savings plan, three additional years of plan contributions.

(12) The assumptions used to calculate the excise tax gross-up include the following: (a) a change in control occurred on December 31, 2007; (b) the named executive officer was involuntarily terminated on December 31, 2007; (c) the combined state and federal tax rate for the named executive officer was forty percent (40%); and (d) the excise tax rate was twenty percent (20%).

(13) Continuation of life and disability insurance is calculated as thirty-six (36) months under "Qualifying Termination—Change-in-Control."

David P. Bolger
Executive Vice President—Chief Financial Officer
Payments and Benefits Upon Termination as of December 31, 2007

	Voluntary Termination ($)	Voluntary Termination—by Mr. Bolger For Breach by Company ($)	Death ($)	Disability ($)	Involuntary Termination—For Cause (as determined by Governance Committee) ($)(1)	Involuntary Termination—For Cause (all others) ($)(2)	Involuntary Termination—Without Cause ($)	Qualifying Termination—Change in Control ($)(3)
Annual Incentive Bonus(4)	1,000,000	1,000,000	1,000,000	1,000,000	—	—	1,000,000	1,000,000
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(5)	—	8,731,848	8,731,848	5,105,448	—	—	5,105,448	8,731,848
Stock Options (Unvested; Accelerated or Continued Vesting)(6)(7)	—	2,816,515	2,816,515	1,334,354	—	—	1,334,354	2,816,515
Performance Share Units (LPP)(8)	—	3,134,711	3,616,762	3,134,711	—	—	3,134,711	3,616,762
Additional Pension and Non-Qualified Plan Benefit(9)	2,879,783	2,879,783	2,879,783	2,879,783	2,879,783	2,879,783	2,879,783	2,879,783
Excise Tax Gross-Up(10)	—	—	—	—	—	—	—	3,979,379

(1) Represents a termination for a breach by Mr. Bolger of his obligations under his transition agreement as determined by a majority of the members of the Governance/Nominating Committee of Aon's Board of Directors.

(2) Represents any termination for "Cause" as defined in Mr. Bolger's transition agreement, other than as provided in footnote (2) above.

(3) For purposes of this table, under a "Qualifying Termination—Change-in-Control," the benefits payable upon termination are governed by the terms of Mr. Bolger's transition agreement, which is described in the section entitled "Severance Agreements."

(4) Represents the payment of a guaranteed minimum bonus of $1,000,000 pursuant to Mr. Bolger's transition agreement.

(5) Under "Voluntary Termination," "Involuntary Termination—For Cause (as determined by Governance Committee)," and "Involuntary Termination—For Cause (all others)" the vesting of all outstanding restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Voluntary Termination—by Mr. Bolger For Breach by Company" and "Death," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Involuntary Termination—Without Cause" and "Disability": (a) with respect to restricted stock unit awards granted prior to September 16, 2004, vesting ceases as of the date of termination and all such unvested awards are forfeit, and (b) with respect to restricted stock unit awards granted after September 16, 2004, that (i) were not granted pursuant to the ISP, the unvested restricted stock awards vest as of the employment termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination and remaining unvested awards are forfeit, and (ii) were granted pursuant to the ISP, the restricted stock unit awards continue to vest in accordance with their original vesting schedules. Under

"Qualifying Termination—Change-in-Control," all outstanding unvested restricted stock unit awards become fully vested.

(6) Under "Voluntary Termination," with respect to all options, and under either scenario of "Involuntary Termination—For Cause," and under "Involuntary Termination—Without Cause" and "Disability," with respect to those options granted prior to September 16, 2004, the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death," all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death to exercise all vested options. Under "Involuntary Termination—Without Cause," and "Disability" with respect to those options granted after September 16, 2004 the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination, all remaining unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under either scenario of "Involuntary Termination—For Cause" and "Disability" with respect to options granted after September 16, 2004, all vesting ceases as of the date of termination and all such unvested awards are forfeit. Under "Qualifying Termination—Change-in-Control," all outstanding unvested stock options become fully vested and remain exercisable through the life of the grant.

(7) The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2007 that vest as applicable to each termination scenario.

(8) The amounts in this row are attributable to grants under the 2006 LPP and the 2007 LPP. For grants under each of the 2006 LPP and the 2007 LPP, under "Voluntary Termination" and under either scenario of "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. For grants under the 2006 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. For grants under the 2007 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) a pro-rated amount calculated using the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period.

For grants under the 2006 LPP, under "Voluntary Termination—by Mr. Bolger For Breach by Company" "Involuntary Termination—Without Cause," or "Qualifying Termination—Change-in-Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on (a) in the case of "Voluntary Termination—by Mr. Bolger For Breach by Company" and "Involuntary Termination—Without Cause" the achievement of growth as a proportion of the total achieved over the performance period, or (b) in the case of "Qualifying Termination—Change-in-Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. For grants under the 2007 LPP, under "Voluntary Termination—by Mr. Bolger For Breach by Company" and "Involuntary Termination—Without Cause," a pro-rated amount of the outstanding performance share units convert to shares of Common Stock at the end of the performance period based on the cumulative growth achieved during the named executive officer's employment during the performance period as a proportion of the total achieved over the performance period. For purposes of the calculation set forth in the preceding sentence only, the growth achieved during the named executive officer's employment will be measured as of the last full calendar quarter preceding retirement or termination. For grants under the 2007 LPP, under "Qualifying Termination—Change-in-Control," the outstanding performance share units convert to shares of Common Stock as follows: (a) if the named executive officer's employment is terminated without cause following a change in control prior to the end of the performance period, the conversion occurs at the greater of: (i) one hundred percent (100%) of the target level; or (ii) the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period; and (b) in the event of a termination for cause, voluntary termination, death or disability, or if the named executive officer's employment continues through the end of the performance period, the treatment described elsewhere in this footnote shall apply as if a change in control did not occur. In addition, amounts calculated using a pro-rata methodology as described in this footnote represent: (a) for grants under the 2006 LPP, the payout of a pro-rated amount of the outstanding performance share units, at one hundred and fifty percent (150%) of the target level; and (b) for grants under the 2007 LPP, the payout of a pro-rated amount of the outstanding performance share units at two hundred percent (200%) of the target level. For grants under the 2006 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Common Stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction. For grants under the 2007 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the 2007 LPP, the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) the number of shares that would have resulted from the growth rate achieved during the performance period up to the closing date.

(9) Represents additional pension and non-qualified plan benefits payable to Mr. Bolger upon the various termination scenarios, including the payment of $1,794,827 which represents Mr. Bolger's balance in the Non-Qualified Deferred Compensation Plan.

(10) The assumptions used to calculate the excise tax gross-up include the following: (a) a change in control occurred on December 31, 2007; (b) the named executive officer was involuntarily terminated on December 31, 2007; (c) the combined state and federal tax rate for the named executive officer was forty percent (40%); and (d) the excise tax rate was twenty percent (20%).

Patrick G. Ryan
Executive Chairman
Payments and Benefits Upon Termination as of December 31, 2007

	Voluntary Termination ($)	Death ($)	Disability ($)	Involuntary Termination—For Cause ($)	Involuntary Termination—Without Cause ($)	Retirement ($)	Qualifying Termination—Change-in-Control ($)
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(1)	—	1,280,954	1,280,954	—	1,280,954	1,280,954	—
Stock Options (Unvested; Accelerated or Continued Vesting)(2)(3)	8,157,782	8,157,782	8,157,782	8,157,782	8,157,782	8,157,782	8,157,782
Performance Share Units (LPP)(4)	—	8,722,453	8,722,543	—	7,587,574	7,587,574	8,722,453
Additional Pension and Non-Qualified Plan Benefit(5)	4,326,290	4,326,290	4,326,290	4,326,290	4,326,290	4,326,290	4,326,290
Continuation of Health & Welfare Benefits(6)	194,322	194,322	194,322	194,322	194,322	194,322	194,322

(1) Under "Voluntary Termination" and "Involuntary Termination—For Cause," the vesting of all outstanding restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Involuntary Termination—Without Cause" and "Retirement," the restricted stock unit awards continue to vest in accordance with their original vesting schedules. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. There are no change in control provisions in the restricted stock unit award agreements, so benefits pursuant to a "Qualifying Termination—Change-in-Control" will depend on the reason for the termination.

(2) Under any of the termination events set forth above, all outstanding unvested stock options become fully vested as of the date of termination and remain exercisable until the later of (a) the 15th day of the third month following the expiration date of the original exercise period; or (b) December 31 of the calendar year during which the exercise period would otherwise have expired.

(3) The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2007 that vest as applicable to each termination scenario.

(4) The amounts in this row are attributable to grants under the 2006 LPP and the 2007 LPP. For grants under each of the 2006 LPP and the 2007 LPP, under "Voluntary Termination" and "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. For grants under the 2006 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. For grants under the 2007 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) a pro-rated amount calculated using the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period.

For grants under the 2006 LPP, under "Involuntary Termination—Without Cause," "Retirement" or "Qualifying Termination—Change-in-Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on: (a) in the case of Involuntary Termination—Without Cause" or "Retirement", the achievement of growth as a proportion of the total achieved over the performance period; or (b) in the case of "Qualifying Termination—Change-in-Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. For grants under the 2007 LPP, under "Involuntary Termination—Without Cause" and "Retirement," a pro-rated amount of the outstanding performance share units convert to shares of Common Stock at the end of the performance period based on the cumulative growth achieved during the named executive officer's employment during the performance period as a proportion of the total achieved over the performance period. For purposes of the calculation set forth in the preceding sentence only, the growth achieved during the named executive officer's employment will be measured as of the last full calendar quarter preceding retirement or termination. For grants under the 2007 LPP, under "Qualifying Termination—Change-in-Control," the outstanding performance share units convert to shares of Common Stock as follows: (a) if the named executive officer's employment is terminated without cause following a change in control prior to the end of the performance period, the conversion occurs at the greater of: (i) one hundred percent (100%) of the target level; or (ii) the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period; and (b) in the event of a termination for cause, voluntary termination, death or disability, or if the named executive officer's employment continues through the end of the performance period, the treatment described elsewhere in this footnote shall apply as if a change in control did not occur. In addition, amounts calculated using a pro-rata methodology as described in this footnote represent: (a) for grants under the 2006 LPP, the payout of a pro-rated amount of the outstanding performance share units, at one hundred and fifty percent (150%) of the target level; and (b) for grants under the 2007 LPP, the payout of a pro-rated amount of the outstanding performance share units at two hundred percent (200%) of the target level. For grants under the 2006 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Common Stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction. For grants under the 2007 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the 2007 LPP, the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) the number of shares that would have resulted from the growth rate achieved during the performance period up to the closing date of the change in control transaction.

(5) Represents additional pension and non-qualified plan benefits payable to Mr. Ryan upon the various termination scenarios, including a payment of $1,694,045 which represents Mr. Ryan's balance in the Non-Qualified Deferred Compensation Plan. For further information with respect to the pension benefits payable to Mr. Ryan, see the table captioned Pension Benefits in Fiscal 2007 set forth in this proxy statement.

(6) Represents the cost of continued health care coverage in Aon-sponsored group health plans for life for each of Mr. Ryan and his eligible family members.

Stephen P. McGill
Chief Executive Officer—Aon Risk Services Americas(1)
Payments and Benefits Upon Termination as of December 31, 2007(2)

	Voluntary Termination ($)	Death ($)	Disability ($)	Involuntary Termination—For Cause ($)	Involuntary Termination—Without Cause ($)	Qualifying Termination—Change-in-Control(3) ($)
Cash Severance(4)	—	—	—	—	5,565,360	5,565,360
Annual Incentive Bonus(3)	—	—	—	—	—	—
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(5)	—	8,520,391	8,520,391	—	3,408,585	8,520,391
Stock Options (Unvested; Accelerated or Continued Vesting)(6)(7)	—	518,209	518,209	—	203,228	518,209
Performance Share Units (LPP)(8)	—	3,616,762	3,616,762	—	3,134,711	3,616,762
Continuation of Health & Welfare Benefits(9)	—	—	—	—	—	2,940
Additional Pension and Non-Qualified Plan Benefit(10)	—	—	—	—	—	—
Excise Tax Gross-Up(11)	—	—	—	—	—	—
Continuation of Life and Disability(12)	—	—	—	—	—	—

(1) Reflects Mr. McGill's title as of December 31, 2007. In February 2008, Mr. McGill assumed the role of Chairman and Chief Executive Officer of Aon Risk Services.

(2) For purposes of this table, we have assumed that Mr. McGill's compensation is as follows: current base salary is equal to £550,000, which is equivalent to $1,091,723 using a foreign currency translation rate of 1.98495 as of December 31, 2007, and target annual incentive bonus is equal to 100% of base salary.

(3) For purposes of this table, under a "Qualifying Termination—Change-in-Control" we have assumed that Mr. McGill would choose to receive the maximum benefits possible pursuant to the terms of his employment agreement and his Tier 1 Agreement. As described in the section entitled, "Severance Agreements," upon such a termination event, Mr. McGill may choose between receiving severance benefits under the terms of either his employment agreement or his Tier 1 Agreement and he may also choose pursuant to which agreement he will receive equity acceleration and vesting benefits. As of December 31, 2007, Mr. McGill would receive greater benefits, with respect to severance benefits, pursuant to the severance provisions of his employment agreement and, with respect to equity acceleration and vesting benefits, with respect to the equity acceleration and vesting terms of his Tier 1 Agreement; therefore, we have assumed in the "Qualifying Termination—Change-in-Control" column that he would have chosen to receive these greater benefits.

(4) Severance is calculated as the amount equal to salary and benefits payable to Mr. McGill during the notice period of twelve months required by his employment agreement, plus base salary through January 1, 2013.

(5) Under "Voluntary Termination" and "Involuntary Termination—For Cause" the vesting of all outstanding restricted stock award unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Involuntary Termination—Without Cause": (a) with respect to restricted stock unit awards granted other than pursuant to the ISP, the unvested restricted stock unit awards vest as of the employment termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination and all remaining unvested awards are forfeit; and (b) with respect to restricted stock unit awards granted pursuant to the ISP, the restricted stock unit awards continue to vest in accordance with their original vesting schedules. Under "Qualifying Termination—Change-in-Control," all outstanding unvested restricted stock unit awards become fully vested.

(6) Under "Voluntary Termination," the vesting ceases of all outstanding unvested stock options as of the date of employment termination, all unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability" all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. Under "Involuntary Termination—For Cause," all vesting ceases as of the date of termination and all such unvested awards are forfeit. Under "Involuntary Termination—Without Cause," all outstanding unvested stock options vest as of the termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination, all remaining unvested options are forfeit, and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For all options other than those granted under the 2006 LPP and the 2007 LPP, under "Qualifying Termination—Change-in-Control," all outstanding unvested stock options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For options granted under the 2006 LPP, under "Qualifying Termination-Change-in-Control," all outstanding invested stock options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For options granted under the 2007 LPP, under "Qualifying Termination—Change-in-Control": (a) in the event of an involuntary termination without cause within two years following a change in control, all outstanding unvested options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options; and (b) in the event of an involuntary termination for cause, death or disability, the treatment described in the footnote for options granted other than pursuant to the named executive officer's employment agreement will continue to apply.

(7) The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2007 that vest as applicable to each termination scenario.

(8) The amounts in this row are attributable to grants under the 2006 LPP and the 2007 LPP. For grants under each of the 2006 LPP and the 2007 LPP, under "Voluntary Termination" and "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. For grants under the 2006 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. For grants under the 2007 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) a pro-rated amount calculated using the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period.

For grants under the 2006 LPP, under "Involuntary Termination—Without Cause," or "Qualifying Termination—Change-in-Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on (a) in the case of "Involuntary Termination—Without Cause" the achievement of growth as a proportion of the total achieved over the performance period, or (b) in the case of "Qualifying Termination—Change in Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. For grants under the 2007 LPP, under "Involuntary Termination—Without Cause," a pro-rated amount of the outstanding performance share units convert to shares of Common Stock at the end of the performance period based on the cumulative growth achieved during the named executive officer's employment during the performance period as a proportion of the total achieved over the performance period. For purposes of the calculation set forth in the preceding sentence only, the growth achieved during the named executive officer's employment will be measured as of the last full calendar quarter preceding retirement or termination. For grants under the 2007 LPP, under "Qualifying Termination—Change-in-Control," the outstanding performance share units convert to shares of Common Stock as follows: (a) if the named executive officer's employment is terminated without cause following a change in control prior to the end of the performance period, the conversion occurs at the greater of: (i) one hundred percent (100%) of the target level; or (ii) the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period; and (b) in the event of a termination for cause, voluntary termination, death or disability, or if the named executive officer's employment continues through the end of the performance period, the treatment described elsewhere in this footnote shall apply as if a change in control did not occur. In addition, amounts calculated using a pro-rata methodology as described in this footnote represent: (a) for grants under the 2006 LPP, the payout of a pro-rated amount of the outstanding performance share units, at one hundred and fifty percent (150%) of the target level; and (b) for grants under the 2007 LPP, the payout of a pro-rated amount of the outstanding performance share units at two hundred percent (200%) of the target level. For grants under the 2006 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Common Stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction. For grants under the 2007 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the 2007 LPP, the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) the number of shares that would have resulted from the growth rate achieved during the performance period up to the closing date.

(9) Continuation of Health & Welfare Benefits is calculated as thirty-six (36) months under "Qualifying Termination—Change-in-Control."

(10) Mr. McGill does not qualify for any additional pension or non-qualified plan benefits due to his status as a citizen of the United Kingdom.

(11) Mr. McGill does not qualify for any excise tax gross up with respect to taxes in the United States due to his status as a citizen of the United Kingdom.

(12) Mr. McGill does not qualify for continuation of life and disability insurance due to his status as a citizen of the United Kingdom.

Richard M. Ravin
Special Advisor to the Chief Executive Officer
Payments and Benefits Upon Termination as of December 31, 2007(1)

	Voluntary Termination ($)	Death ($)	Disability ($)	Involuntary Termination— For Cause (as determined by Org & Comp Committee) ($)(2)	Involuntary Termination— For Cause (all others) ($)(3)	Involuntary Termination— Without Cause ($)	Retirement ($)	Qualifying Termination— Change in Control ($)(4)
Cash Severance(5)	—	—	—	—	—	—	—	2,400,000
Salary Continuation(6)	—	—	—	800,000	—	1,000,000	—	—
Annual Incentive Bonus(7)	3,683,333	4,850,000	4,850,000	—	—	4,850,000	3,500,000	1,000,000
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(8)	—	3,794,455	3,794,455	—	—	3,053,975	3,053,975	3,794,455
Stock Options (Unvested; Accelerated or Continued Vesting)(9)(10)	—	3,061,200	3,061,200	—	—	1,348,157	1,348,157	3,061,200
Performance Share Units(11)	1,606,835	4,820,505	4,820,505	—	—	1,606,835	1,606,835	2,410,253
Continuation of Health & Welfare Benefits(12)	—	—	—	—	—	—	—	17,338
Additional Pension and Non-Qualified Plan Benefit(13)	2,048,117	2,048,117	2,048,117	2,048,117	2,048,117	2,048,117	2,048,117	411,629(14)
Excise Tax Gross-Up(15)	—	—	—	—	—	—	—	1,779,545
Continuation of Life and Disability(16)	—	—	—	—	—	—	—	21,302

(1) For purposes of this table, we have assumed that Mr. Ravin's base salary as of December 31, 2007 is equal to $800,000.

(2) Represents a termination for any failure or inability (other than physical or mental disability) of Mr. Ravin to perform his material duties under his employment to the satisfaction of at least a majority of the members of the Compensation Committee.

(3) Represents any termination for "Cause" as defined in Mr. Ravin's employment agreement, other than as provided in footnote (2) above.

(4) For purposes of this table, under a "Qualifying Termination—Change-in-Control" we have assumed that Mr. Ravin would choose to receive the maximum benefits possible pursuant to the terms of his employment agreement and his Tier 1 Agreement. As described in the section entitled, "Severance Agreements," upon such a termination event, Mr. Ravin may choose between receiving severance benefits under the terms of either his employment agreement or his Tier 1 Agreement and he may also choose pursuant to which

agreement he will receive equity acceleration and vesting benefits. As of December 31, 2007, Mr. Ravin would receive greater benefits pursuant to both the severance and the equity acceleration and vesting terms of his Tier I Agreement; therefore, we have assumed in the "Qualifying Termination—Change-in-Control" column that he would have chosen to receive these greater benefits.

(5) Severance is calculated as three times Mr. Ravin's highest base salary in effect during the 12-month period prior to the date of termination for "Qualifying Termination—Change-in-Control."

(6) Represents salary continuation for one year of Mr. Ravin's base salary for "Involuntary Termination—For Cause (as determined by Org & Comp Committee)" and payment of Mr. Ravin's base salary until March 31, 2009 for "Involuntary Termination—Without Cause."

(7) For "Qualifying Termination—Change-in-Control," the annual incentive bonus is calculated based upon Mr. Ravin's average annual cash incentive for the preceding three years.

(8) Under "Voluntary Termination" and either scenario of "Involuntary Termination—For Cause" the vesting of all outstanding restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Involuntary Termination—Without Cause" and "Retirement": (a) with respect to restricted stock unit awards granted prior to September 16, 2004, vesting ceases as of the date of termination and all such unvested awards are forfeit, and (b) with respect to restricted stock unit awards granted after September 16, 2004, that (i) were not granted pursuant to the ISP, the unvested restricted stock awards vest as of the employment termination date in a pro rata amount based on the number of days of service between the date of grant and the date of termination and remaining unvested awards are forfeit, and (ii) were granted pursuant to the ISP, the restricted stock unit awards continue to vest in accordance with their original vesting schedules. Under "Qualifying Termination—Change-in-Control," all outstanding unvested restricted stock unit awards become fully vested.

(9) Under "Voluntary Termination," with respect to all options, and under either scenario of "Involuntary Termination—For Cause" and under "Involuntary Termination—Without Cause" and "Retirement," with respect to those options granted prior to September 16, 2004, the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability," all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. Under "Involuntary Termination—Without Cause," with respect to those options granted after September 16, 2004, the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination, all remaining unvested options are forfeit and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Retirement," with respect to those options granted after September 16, 2004, the unvested stock options vest as of the employment termination date in a pro-rata amount based on the number of days of service between the date of grant and the date of termination remaining, all remaining unvested options are forfeit and the named executive officer has a 36-month period from the date of termination to exercise all vested options. Under either scenario of "Involuntary Termination—For Cause" with respect to options granted after September 16, 2004, all vesting ceases as of the date of termination and all such unvested awards are forfeit. Under "Qualifying Termination—Change-in-Control," all outstanding unvested stock options become fully vested and remain exercisable through the life of the grant.

(10) The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2007 that vest as applicable to each termination scenario.

(11) The amounts in this row are attributable to an individual performance award and a grant under the 2007 LPP. For the individual performance award and the grant under the 2007 LPP, under either scenario of "Involuntary Termination—For Cause" and for the grant under the 2007 LPP, under "Voluntary Termination," participation in the LPP is cancelled retroactively back to the beginning of the performance period. For the individual performance award, under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. For grants under the 2007 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the

target level; or (b) a pro-rated amount calculated using the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period.

For the individual performance award, under "Voluntary Termination," "Involuntary Termination—Without Cause," "Retirement" or "Qualifying Termination—Change-in-Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on (a) in the case of Involuntary Termination—Without Cause" the achievement of growth as a proportion of the total achieved over the performance period, or (b) in the case of "Qualifying Termination—Change-in-Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. For grants under the 2007 LPP, under "Involuntary Termination—Without Cause" and "Retirement," a pro-rated amount of the outstanding performance share units convert to shares of Common Stock at the end of the performance period based on the cumulative growth achieved during the named executive officer's employment during the performance period as a proportion of the total achieved over the performance period. For purposes of the calculation set forth in the preceding sentence only, the growth achieved during the named executive officer's employment will be measured as of the last full calendar quarter preceding retirement or termination. For grants under the 2007 LPP, under "Qualifying Termination—Change-in-Control," the outstanding performance share units convert to shares of Common Stock as follows: (a) if the named executive officer's employment is terminated without cause following a change in control prior to the end of the performance period, the conversion occurs at the greater of: (i) one hundred percent (100%) of the target level; or (ii) the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period; and (b) in the event of a termination for cause, voluntary termination, death or disability, or if the named executive officer's employment continues through the end of the performance period, the treatment described elsewhere in this footnote shall apply as if a change in control did not occur. In addition, amounts calculated using a pro-rata methodology as described in this footnote represent: (a) for grants under the 2006 LPP, the payout of a pro-rated amount of the outstanding performance share units, at one hundred and fifty percent (150%) of the target level; and (b) for grants under the 2007 LPP, the payout of a pro-rated amount of the outstanding performance share units at two hundred percent (200%) of the target level. For the individual performance award, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Common Stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction. For grants under the 2007 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the 2007 LPP, the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) the number of shares that would have resulted from the growth rate achieved during the performance period up to the closing date.

(12) Continuation of Health & Welfare Benefits is calculated as thirty-six (36) months under "Qualifying Termination—Change-in-Control."

(13) Represents additional pension and non-qualified plan benefits payable to Mr. Ravin upon the various termination scenarios, including the payment of $373,105 in interest pursuant to the Ravin Contractual Arrangement and the payment of $617,595 representing Mr. Ravin's balance in the Non Qualified Deferred Compensation Plan. For further information on the Ravin Contractual Arrangement and with respect to the pension benefits payable to Mr. Ravin, see the tables captioned Nonqualified Deferred Compensation Table in Fiscal 2007 and Pension Benefits in Fiscal 2007 set forth in this proxy statement.

(14) Includes three additional years of age and service credit under Aon's nonqualified benefit plans, and, in the case of the supplemental savings plan, three additional years of plan contributions.

(15) The assumptions used to calculate the excise tax gross-up include the following: (a) a change in control occurred on December 31, 2007; (b) the named executive officer was involuntarily terminated on December 31, 2007; (c) the combined state and federal tax rate for the named executive officer was forty percent (40%); and (d) the excise tax rate was twenty percent (20%).

(16) Represents the continued coverage of life insurance for a three year period after employment termination.

Michael D. O'Halleran
Senior Executive Vice President and Executive Chairman—Aon Re Global
Payments and Benefits Upon Termination(1)

	Voluntary Termination ($)	Death ($)	Disability ($)	Involuntary Termination—For Cause (as determined by Org & Comp Committee)(2) ($)	Involuntary Termination—For Cause (all others)(3) ($)	Involuntary Termination—Without Cause ($)	Retirement ($)	Qualifying Termination—Change in Control(4) ($)
Cash Severance(5)	—	—	—	—	—	—	—	6,000,000
Salary Continuation(6)	—	2,000,000	2,000,000	4,000,000	—	4,000,000	—	—
Annual Incentive Bonus(7)	—	—	—	—	—	—	—	960,000
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(8)	6,652,757	7,420,280	7,420,280	7,420,280	—	7,420,280	7,420,280	7,420,280
Stock Options (Unvested; Accelerated or Continued Vesting)(9)(10)	1,534,692	1,534,692	1,534,692	1,534,692	—	1,534,692	1,534,692	1,534,692
Performance Share Units(11)	—	7,716,385	7,716,385	6,166,727	—	6,166,727	6,166,727	7,716,385
Continuation of Health & Welfare Benefits(12)	—	—	—	—	—	17,334	—	26,001
Additional Pension and Non-Qualified Plan Benefit(13)	—	—	—	—	—	—	—	432,209(14)
Excise Tax Gross-Up(15)	—	—	—	—	—	—	—	7,251,560
Continuation of Life and Disability(16)	—	—	—	—	—	14,736	—	22,104

(1) For purposes of this table, we have assumed that Mr. O'Halleran's compensation is as follows: current base salary is equal to $2,000,000 and target annual incentive bonus is equal to 100% of base salary.

(2) Represents a termination for any failure or inability (other than physical or mental disability) of Mr. O'Halleran to perform his material duties under his employment to the satisfaction of at least a majority of the members of the Compensation Committee.

(3) Represents any termination for "Cause" as defined in Mr. O'Halleran's employment agreement, other than as provided in footnote (2) above.

(4) For purposes of this table, under a "Qualifying Termination—Change-in-Control" we have assumed that Mr. O'Halleran would choose to receive the maximum benefits possible pursuant to the terms of his employment agreement and his Tier 1 Agreement. As described in the section entitled, "Severance Agreements," upon such a termination event, Mr. O'Halleran may choose between receiving severance benefits under the terms of either his employment agreement or his Tier 1 Agreement and he may also choose pursuant to which agreement he will receive equity acceleration and vesting benefits. As of December 31, 2007, Mr. O'Halleran would receive greater benefits pursuant to both the severance and the equity acceleration and vesting terms of his Tier 1 Agreement; therefore, we have assumed in the "Qualifying Termination—Change-in-Control" column that he would have chosen to receive these greater benefits.

(5) Severance is calculated as three times Mr. O'Halleran's highest base salary in effect during the 12-month period prior to the date of termination for "Qualifying Termination—Change-in-Control."

(6) Salary continuation is calculated as a lump-sum payment pursuant to an insurance policy purchased by Aon, representing Mr. O'Halleran's base salary until January 1, 2009 for "Death", continuation of base salary until January 1, 2009 for "Disability" and continuation of base salary for a period of two years for each of "Involuntary Termination—For Cause (as determined by Org & Comp Committee)" and "Involuntary Termination—Without Cause."

(7) For "Qualifying Termination—Change-in-Control," the annual incentive bonus is calculated based upon Mr. O'Halleran's average annual cash incentive for the preceding three years.

(8) Under "Voluntary Termination": (a) all outstanding unvested restricted stock unit awards granted pursuant to Mr. O'Halleran's employment agreement continue to vest in accordance with their original vesting schedules; and (b) the vesting of all outstanding unvested restricted stock unit awards granted pursuant to the ISP ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Death" and "Disability": (a) all outstanding unvested restricted stock unit awards granted pursuant to Mr. O'Halleran's employment continue to vest in accordance with their original vesting schedules; and (b) all outstanding unvested restricted stock unit awards granted pursuant to the ISP immediately vest. Under "Involuntary Termination—For Cause (as determined by Org & Comp Committee)": (a) all outstanding unvested restricted stock unit awards granted pursuant to Mr. O'Halleran's employment agreement continue to vest in accordance with their original vesting schedules; and (b) all outstanding unvested restricted stock unit awards granted pursuant to the ISP continue to vest in accordance with their terms. Under "Involuntary Termination—For Cause (all others)," the vesting of all outstanding unvested restricted stock unit awards ceases upon the date of the employment termination and all unvested awards are forfeit. Under "Involuntary Termination—Without Cause," all outstanding unvested restricted stock unit awards granted pursuant to Mr. O'Halleran's employment agreement will immediately vest and all restricted stock unit awards granted pursuant to the ISP will continue to vest in accordance with their original vesting schedules. Under "Qualifying Termination—Change-in-Control," all outstanding unvested restricted stock unit awards become fully vested and remain exercisable through the life of the grant.

(9) Under "Voluntary Termination," "Death," "Disability," "Involuntary Termination—For Cause (as determined by Org & Comp Committee)," "Involuntary Termination—Without Cause," and "Qualifying Termination-Change in Control," all outstanding unvested stock options as of the date of termination continue to vest in accordance with their original vesting schedules and remain exercisable through the life of the grant. Under Involuntary Termination for Cause (all others)," the vesting of all outstanding unvested options ceases upon the date of termination, all unvested options are forfeit and with respect to those options granted prior to September 16, 2004, the named executive officer has a 90-day period from date of termination to exercise all vested options. For all options other than those granted under the 2006 LPP and the 2007 LPP, under "Qualifying Termination—Change-in-Control," all outstanding unvested stock options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For options granted under the 2006 LPP, under "Qualifying Termination—Change-in-Control," all outstanding unvested stock options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For options granted under the 2007 LPP, under "Qualifying Termination—Change-in-Control": (a) in the event of an involuntary termination without cause within two years following a change in control, all outstanding unvested options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options; and (b) in the event of an involuntary termination for cause, death or disability, the treatment described in the footnote for options granted other than pursuant to the named executive officer's employment agreement will continue to apply.

(10) The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2007.

(11) The amounts in this row are attributable to an individual performance award and grants under the 2006 LPP and the 2007 LPP. For the individual performance award and grants under each of the 2006 LPP and the 2007 LPP, under "Voluntary Termination" and either scenario of "Involuntary Termination—For Cause," participation in the LPP is cancelled retroactively back to the beginning of the performance period. For the individual performance award and grants under the 2006 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent

(100%) of the target level. For grants under the 2007 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) a pro-rated amount calculated using the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period.

For the individual performance award and grants under the 2006 LPP, under "Involuntary Termination—Without Cause," "Retirement" or "Qualifying Termination—Change-in-Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on (a) in the case of "Involuntary Termination—Without Cause" and "Retirement," the achievement of growth as a proportion of the total achieved over the performance period, or (b) in the case of "Qualifying Termination—Change-in-Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. For grants under the 2007 LPP, under "Involuntary Termination—Without Cause" and "Retirement," a pro-rated amount of the outstanding performance share units convert to shares of Common Stock at the end of the performance period based on the cumulative growth achieved during the named executive officer's employment during the performance period as a proportion of the total achieved over the performance period. For purposes of the calculation set forth in the preceding sentence only, the growth achieved during the named executive officer's employment will be measured as of the last full calendar quarter preceding retirement or termination. For grants under the 2007 LPP, under "Qualifying Termination—Change-in-Control," the outstanding performance share units convert to shares of Common Stock as follows: (a) if the named executive officer's employment is terminated without cause following a change in control prior to the end of the performance period, the conversion occurs at the greater of: (i) one hundred percent (100%) of the target level; or (ii) the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period; and (b) in the event of a termination for cause, voluntary termination, death or disability, or if the named executive officer's employment continues through the end of the performance period, the treatment described elsewhere in this footnote shall apply as if a change in control did not occur. In addition, amounts calculated using a pro-rata methodology as described in this footnote represent: (a) for the individual performance award and grants under the 2006 LPP, the payout of a pro-rated amount of the outstanding performance share units, at one hundred and fifty percent (150%) of the target level; and (b) for grants under the 2007 LPP, the payout of a pro-rated amount of the outstanding performance share units at two hundred percent (200%) of the target level. For the individual performance award and grants under the 2006 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Common Stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction. For grants under the 2007 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the 2007 LPP, the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) the number of shares that would have resulted from the growth rate achieved during the performance period up to the closing date.

(12) Continuation of Health & Welfare Benefits is calculated as thirty-six (36) months under "Qualifying Termination—Change-in-Control."

(13) Represents additional pension and non-qualified plan benefits payable to Mr. O'Halleran upon a "Qualifying Termination—Change-in-Control." For additional information with respect to the pension benefits payable to Mr. O'Halleran, see the table captioned "Pension Benefits in Fiscal 2007" set forth in this proxy statement.

(14) Includes three additional years of age and service credit under Aon's nonqualified benefit plans, and, in the case of the supplemental savings plan, three additional years of plan contributions.

(15) The assumptions used to calculate the excise tax gross-up include the following: (a) a change in control occurred on December 31, 2007; (b) the named executive officer was involuntarily terminated on December 31, 2007; (c) the combined state and federal tax rate for the named executive officer was forty percent (40%); and (d) the excise tax rate was twenty percent (20%).

(16) Continuation of life and disability insurance is calculated as thirty-six (36) months under "Qualifying Termination—Change-in-Control."

Andrew M. Appel
Chief Executive Officer—Aon Consulting Worldwide, Inc.(1)
Payments and Benefits Upon Termination as of December 31, 2007(2)

	Voluntary Termination—by Mr. Appel Without Good Reason ($)	Voluntary Termination—by Mr. Appel For Good Reason(3) ($)	Death ($)	Disability ($)	Involuntary Termination—For Cause (as determined by Governance Committee)(4) ($)	Involuntary Termination—For Cause (all others)(5) ($)	Involuntary Termination—Without Cause ($)	Qualifying Termination—Change-in-Control(6) ($)
Cash Severance(7)	—	3,000,000	404,795	876,206	1,500,000	—	3,000,000	2,250,000
Annual Incentive Bonus(8)	—	—	—	—	—	—	—	890,000
Restricted Stock Unit Awards (Unvested; Accelerated or Continued Vesting)(9)	—	5,504,142	5,504,142	5,504,142	—	—	5,504,142	5,504,142
Stock Options (Unvested; Accelerated or Continued Vesting)(10)(11)	—	2,768,824	3,084,278	3,084,278	—	—	2,768,824	3,084,278
Performance Share Units (LPP)(12)	—	3,134,711	3,616,762	3,616,762	—	—	3,134,711	3,616,762
Continuation of Health & Welfare Benefits(13)	—	—	—	—	—	—	—	23,052
Additional Pension and Non-Qualified Plan Benefit(14)	79,421	79,421	79,421	79,421	79,421	79,421	79,421	144,671
Excise Tax Gross-Up(15)	—	—	—	—	—	—	—	3,033,191
Continuation of Life and Disability(16)	—	—	—	—	—	—	—	4,482

(1) Reflects Mr. Appel's title as of December 31, 2007. In February 2008, Mr. Appel assumed the role of Chief Executive Officer of Aon Re Global.

(2) For purposes of this table, we have assumed that Mr. Appel's compensation is as follows: current base salary is equal to $750,000 and target annual incentive bonus is equal to 100% of base salary.

(3) Represents a voluntary termination by Mr. Appel due to: (a) the assignment to Mr. Appel of any duties materially inconsistent with his position, authority, duties or responsibilities contemplated by his employment agreement; (b) Aon's failure to comply with the provisions of his employment agreement regarding compensation; (c) Aon's requirement that Mr. Appel's principal office be located more than fifty (50) miles outside the greater Chicago metropolitan area; or (d) any other material breach by Aon of his employment agreement. Other than as provided in the preceding sentence, any other voluntary termination by Mr. Appel shall constitute "Voluntary Termination—by Mr. Appel Without Good Reason."

(4) Represents a termination for any failure or inability (other than physical or mental disability) of Mr. Appel to perform his material duties under his employment agreement to the satisfaction of at least a majority of the members of the Governance/Nominating Committee of Aon's Board of Directors.

(5) Represents any termination for "Cause" as defined in Mr. Appel's employment agreement, other than as provided in footnote (4) above.

(6) For purposes of this table, under a "Qualifying Termination—Change-in-Control" we have assumed that Mr. Appel would choose to receive the maximum benefits possible pursuant to the terms of his employment agreement and his Tier 1 Agreement. As described in the section entitled, "Severance Agreements," upon such a termination event, Mr. Appel may choose between receiving severance benefits under the terms of either his employment agreement or his Tier 1 Agreement and he may also choose pursuant to which agreement he will receive equity acceleration and vesting benefits. As of December 31, 2007, Mr. Appel would receive greater benefits pursuant to both the severance and the equity acceleration and vesting terms of his Tier 1 Agreement; therefore, we have assumed in the "Qualifying Termination—Change-in-Control" column that he would have chosen to receive these greater benefits.

(7) Severance is calculated as two times the sum of base salary and target annual incentive bonus for "Voluntary Termination—by Mr. Appel For Good Reason" and "Involuntary Termination—Without Cause," and as three times base salary for "Qualifying Termination—Change-in-Control." For "Death" and "Disability," severance is calculated as a pro-rata amount of base salary from the date of death through the end of the employment period, reduced by the amount of any benefit paid under any individual or group life insurance policy or any disability policy maintained by us for the benefit of Mr. Appel. For "Involuntary Termination—For Cause (as determined by Governance Committee)," severance is calculated as the continuation of base salary for a period of two years from the date of termination of Employment.

(8) For "Qualifying Termination—Change-in-Control," the annual incentive bonus is generally calculated based upon the named executive officer's average annual cash incentive for the preceding three years. For Mr. Appel, who commenced employment with Aon in July 2005, the annual incentive bonus is based on the annual cash incentive received in the preceding two years.

(9) Under "Voluntary Termination—by Mr. Appel Without Good Reason," "Involuntary Termination For Cause (as determined by Governance Committee)," and "Involuntary Termination For Cause (all others)," the vesting of all outstanding restricted stock award unit awards ceases upon the date of the employment termination and all unvested awards are forfeit, and for "Voluntary Termination—by Mr. Appel Without Good Reason," the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Voluntary Termination—by Mr. Appel For Good Reason" and "Involuntary Termination—Without Cause": (a) all outstanding unvested restricted stock unit awards granted pursuant to Mr. Appel's employment agreement immediately vest; and (b) all outstanding unvested restricted stock unit awards granted pursuant to the ISP continue to vest in accordance with their original vesting schedules. Under "Death" and "Disability," all outstanding unvested restricted stock unit awards become fully vested as of the date of termination. Under "Qualifying Termination—Change-in-Control," all outstanding unvested restricted stock unit awards become fully vested.

(10) Under "Voluntary Termination—by Mr. Appel Without Good Reason" "Involuntary Termination For Cause (as determined by Governance Committee)," and "Involuntary Termination For Cause (all others)" the vesting ceases of all outstanding unvested stock options as of the date of termination, all unvested options are forfeit, and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Voluntary Termination—by Mr. Appel For Good Reason" and "Involuntary Termination—Without Cause": (a) all outstanding unvested stock options granted pursuant to Mr. Appel's employment agreement immediately vest and remain exercisable for 90 days; and (b) all other outstanding unvested stock options vest as of the termination date in a pro rata amount based on the number of days of service between the date of grant and the month of termination, all remaining unvested options are forfeit, and the named executive officer has a 90-day period from the date of termination to exercise all vested options. Under "Death" and "Disability" all outstanding unvested stock options immediately vest and the named executive officer has a 12-month period from the date of death or disability to exercise all vested options. For all options other than those granted under the 2006 LPP and the 2007 LPP, under "Qualifying Termination—Change-in-Control," all outstanding unvested stock options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For options

granted under the 2006 LPP, under "Qualifying Termination— Change-in-Control," all outstanding unvested stock options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options. For options granted under the 2007 LPP, under "Qualifying Termination—Change-in-Control": (a) in the event of an involuntary termination without cause within two years following a change in control, all outstanding unvested options become fully vested and the named executive officer has a 90-day period from the date of termination to exercise all vested options; and (b) in the event of an involuntary termination for cause, death or disability, the treatment described in the footnote for options granted other than pursuant to the named executive officer's employment agreement will continue to apply.

(11) The amounts in this row represent the intrinsic value of the unvested stock options as of December 31, 2007 that vest as applicable to each termination scenario.

(12) The amounts in this row are attributable to grants under the 2006 LPP and the 2007 LPP. For grants under each of the 2006 LPP and the 2007 LPP, under "Voluntary Termination—by Mr. Appel Without Good Reason" and "Involuntary Termination—For Cause" participation in the LPP is cancelled retroactively back to the beginning of the performance period. For grants under the 2006 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to fully vested restricted stock units at one hundred percent (100%) of the target level. For grants under the 2007 LPP, under "Death" or "Disability," the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) a pro-rated amount calculated using the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period.

For grants under the 2006 LPP, under "Involuntary Termination—Without Cause," or "Qualifying Termination—Change-in-Control," a pro-rated amount of the outstanding performance share units under the LPP convert to fully vested restricted stock units at the end of the performance period based on (a) in the case of "Voluntary Termination—by Mr. Appel for Good Reason" and "Involuntary Termination—Without Cause" the achievement of growth as a proportion of the total achieved over the performance period, or (b) in the case of "Qualifying Termination—Change-in-Control," the greater pro-rata amount of that based on the achievement of performance criteria achieved over the performance period or based on the time elapsed in the performance period. For grants under the 2007 LPP, under "Voluntary Termination—by Mr. Appel for Good Reason" and "Involuntary Termination—Without Cause," a pro-rated amount of the outstanding performance share units convert to shares of Common Stock at the end of the performance period based on the cumulative growth achieved during the named executive officer's employment during the performance period as a proportion of the total achieved over the performance period. For purposes of the calculation set forth in the preceding sentence only, the growth achieved during the named executive officer's employment will be measured as of the last full calendar quarter preceding retirement or termination. For grants under the 2007 LPP, under "Qualifying Termination—Change-in-Control," the outstanding performance share units convert to shares of Common Stock as follows: (a) if the named executive officer's employment is terminated without cause following a change in control prior to the end of the performance period, the conversion occurs at the greater of: (i) one hundred percent (100%) of the target level; or (ii) the number of shares that would have resulted from the growth rate achieved during the named executive officer's period of service during the performance period; and (b) in the event of a termination for cause, voluntary termination, death or disability, or if the named executive officer's employment continues through the end of the performance period, the treatment described elsewhere in this footnote shall apply as if a change in control did not occur. In addition, amounts calculated using a pro-rata methodology as described in this footnote represent: (a) for grants under the 2006 LPP, the payout of a pro-rated amount of the outstanding performance share units, at one hundred and fifty percent (150%) of the target level; and (b) for grants under the 2007 LPP, the payout of a pro-rated amount of the outstanding performance share units at two hundred percent (200%) of the target level. For grants under the 2006 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the LPP, the performance share units issued under the LPP will become immediately vested at the greater of the target level or the number of shares of Common Stock that would have resulted from the growth rate achieved during the period up to the closing date of the change in control transaction. For grants under the 2007 LPP, in the event of a change in control, without a qualifying termination, where the successor entity does not assume and continue the 2007 LPP, the outstanding performance share units will immediately convert to shares of Common Stock at the greater of: (a) one hundred percent (100%) of the target level; or (b) the number of shares that would have resulted from the growth rate achieved during the performance period up to the closing date.

(13) Continuation of Health & Welfare Benefits is calculated as thirty-six (36) months under "Qualifying Termination—Change-in-Control."

(14) Represents additional pension and non-qualified plan benefits payable to Mr. Appel under the various termination scenarios, including the payment of $79,421 representing Mr. Appel's balance in the Non Qualified Deferred Compensation Plan. For additional information with respect to the pension benefits payable to Mr. Appel, see the table captioned Pension Benefits in Fiscal 2007 set forth in this proxy statement. Includes two additional years of age and service credit under Aon's nonqualified benefit plans, and, in the case of the supplemental savings plan, three additional years of plan contributions.

(15) The assumptions used to calculate the excise tax gross-up include the following: (a) a change in control occurred on December 31, 2007; (b) the named executive officer was involuntarily terminated on December 31, 2007; (c) the combined state and federal tax rate for the named executive officer was forty percent (40%); and (d) the excise tax rate was twenty percent (20%).

(16) Continuation of life and disability insurance is calculated as thirty-six (36) months under "Qualifying Termination—Change-in-Control."

2007 Director Compensation

The table below summarizes compensation for Aon's non-employee Directors for the fiscal year ended December 31, 2007. All non-employee Directors are referred to in this proxy statement as "outside Directors" or "non-management Directors."

Gregory C. Case, Aon's President and Chief Executive Officer, and Patrick G. Ryan, Aon's Executive Chairman, receive no additional compensation for their services as Directors of Aon. The compensation received by each of Messrs. Case and Ryan as employees of Aon is shown in the Summary Compensation Table for Fiscal Years 2007 and 2006 set forth in this proxy statement.

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(g)	(h)
Edgar D. Jannotta	85,000	102,000	10,000	197,000
Jan Kalff	85,000	89,000	10,000	184,000
Lester B. Knight	95,000	97,000	10,000	202,000
J. Michael Losh	85,000	89,000	10,000	184,000
R. Eden Martin	85,000	91,000	10,000	186,000
Andrew J. McKenna	105,000	112,625	53,725	271,350
Robert S. Morrison	85,000	95,000	10,000	190,000
Richard B. Myers	85,000	113,333	10,000	208,333
Richard C. Notebaert	95,000	99,000	10,000	204,000
John W. Rogers, Jr.	115,000	102,236	10,000	227,236
Gloria Santona	95,000	87,000	10,000	192,000
Carolyn Y. Woo	85,000	99,000	10,000	194,000

(1) This column represents the amount of cash compensation earned in 2007 for Board and Committee service. No amounts are shown in the table for Fulvio Conti, as he commenced service as a Director on January 1, 2008. The following outside Directors deferred cash compensation earned in 2007 into their deferred account under the Aon Outside Director Deferred Compensation Plan, a subplan of the Stock Plan and described below:

Name	2007 Cash Fees Deferred ($)	Shares in Deferred Account Attributed to 2007 Cash Fees (#)
Edgar D. Jannotta	85,000	1,540
Lester B. Knight	95,000	1,773
J. Michael Losh	85,000	1,540
R. Eden Martin	85,000	1,540
Andrew J. McKenna	105,000	2,006
Robert S. Morrison	85,000	1,540
Richard C. Notebaert	95,000	1,773
John W. Rogers, Jr.	115,000	2,239
Gloria Santona	95,000	1,773

(2) As of December 31, 2007, each outside Director had the following aggregate number of shares of Common Stock equivalents credited to various deferral accounts for all years of service as an outside

Director, including additional share units credited as a result of the reinvestment of dividend equivalents:

Name	Common Stock Equivalents Credited to Various Deferral Accounts
Edgar D. Jannotta	48,725
Jan Kalff	5,920
Lester B. Knight	34,565
J. Michael Losh	20,851
R. Eden Martin	24,754
Andrew J. McKenna	99,035
Robert S. Morrison	28,584
Richard B. Myers	8,558
Richard C. Notebaert	38,788
John W. Rogers, Jr.	55,106
Gloria Santona	13,084
Carolyn Y. Woo	21,224

(3) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R), and thus includes amounts from deferred stock unit awards granted in 2007 and retirement plan awards granted prior to 2007. The grant date fair value of the stock awards granted to each Director in 2007 was $85,000. For more information, see the information below this table under the heading "Grant of Deferred Stock Units."

(4) Includes a matching contribution of $10,000 on behalf of each Director to various organizations pursuant to the Aon Foundation Directors Matching Gift Program. Also includes, for Mr. McKenna, a life insurance premium payment of $43,725 where Mr. McKenna is the secondary insured on a policy whose proceeds will be used to fund a charitable bequest pursuant to the Aon Corporation Outside Director Bequest Plan, the terms of which are described below this table under the heading "Bequest Plan."

Components of Outside Director Compensation

Cash Compensation

Aon provides its outside Directors with the following cash compensation:

- an annual retainer of $85,000, payable quarterly;
- an additional annual retainer of $10,000 to the Chairs of each Board Committee other than the Audit Committee;
- an additional annual retainer of $20,000 to the Chair of the Audit Committee; and
- an additional annual retainer of $20,000 to the Lead Independent Director, less the amount of any other additional retainer received for serving as the Chair of a Board Committee.

Aon also pays or reimburses outside Directors for reasonable travel, lodging and related expenses in connection with their attendance at Board, committee or Company business meetings and for other reasonable expenses related to Board service such as continuing education.

Grant of Deferred Stock Units

In addition, under the Aon Corporation Non-Employee Directors' Deferred Stock Unit Plan, effective January 1, 2006, a subplan of the Stock Plan, each outside Director receives an annual grant of deferred stock units with a value of $85,000 on the date of Aon's annual meeting of stockholders. In 2007, this grant was made on May 18. The deferred stock units vest over the course of a year, and will convert to shares of Common Stock upon the earlier of: (a) the third anniversary of the date of grant; or (b) the outside Director's termination of service from the Board, unless the outside Director makes a timely election to defer receipt of the grant in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and deferral procedures established by Aon. The number of deferred stock units to be granted will be determined by dividing $85,000 by the fair market value of a share of Common Stock on the date of grant. Dividend equivalents will be credited on the deferred stock units and the dividend equivalents will be reinvested in additional deferred stock units.

An outside Director newly elected or appointed to the Board on or after January 1, 2006, will receive an additional grant of deferred stock units as of his or her first day of service on the Board. The deferred stock units will be subject to the same rules described directly above and will be valued at $85,000 for a Director elected or appointed to service on the Board at Aon's annual meeting of stockholders.

Matching Charitable Contributions

During 2007, Aon Foundation matched up to $10,000 of charitable contributions made to a qualified organization by any outside Director.

Deferred Compensation

Pursuant to the Aon Corporation Outside Director Deferred Compensation Plan, effective January 1, 2003 (the "Deferred Plan") and the Aon Corporation Outside Director Stock Award and Retirement Plan, as amended and restated effective January 1, 2003 (the "Award Plan") (as subplans of the Stock Plan) (the "Deferred Plan"), and pursuant to the Award Plan, outside Directors have the ability to defer receipt of cash compensation and shares of Common Stock until, generally, retirement from the Board.

Under the Deferred Plan, outside Directors elect that a portion of the annual retainer (referred to as "Fees") be credited to either a cash account, the earnings of which are based on six-month Treasury bills, or a stock account. Both accounts are maintained for bookkeeping purposes only and no amounts are actually invested or set aside for the outside Directors' benefit. The outside Directors' stock accounts are credited with the number of shares that could have been purchased with the Fees at the average of the high and low prices of the shares of Common Stock on the date the Fees are earned. As dividends are declared and paid on shares of Common Stock, each outside Director's stock account, for bookkeeping purposes, is credited with the amount of shares of Common Stock that could have been purchased had such dividends been reinvested in shares of Common Stock. Distributions generally commence upon termination of Director status or retirement of the outside Director from the Board. With regard to the deferred Fees, distributions may be made in cash or in shares of Common Stock, at the election of the outside Director.

Under the Award Plan, outside Directors may also elect to defer receipt of the annual award of shares of Common Stock issued prior to January 1, 2006. For outside Directors who elect to defer, we maintain accounts for bookkeeping purposes that are credited with the number of shares of Common

Stock that could have been purchased with the annual award if shares were priced at the average price of shares of Common Stock during the first three months of the year the annual award is made. As dividends are declared and paid on shares of Common Stock, each outside Director's account, for bookkeeping purposes, is credited with the amount of shares of Common Stock that could have been purchased had such dividends been reinvested in shares of Common Stock. Distributions are made in shares of Common Stock.

Retirement Benefits

In addition, under the Award Plan, for periods prior to January 1, 2006, outside Directors were also entitled to certain deferred benefits when they retired from the Board. The Award Plan provided for $20,000 to be credited to an account on behalf of each outside Director for Board service for each year of service. Upon retirement from the Board, or upon death or disability, the vested value accumulated in the account as to a particular outside Director will be distributed in ten installments consisting of shares of Common Stock.

Although the retirement benefit has been discontinued, existing retirement benefits will continue to vest and will remain subject to the terms and conditions of the Award Plan, as it may be amended from time to time.

Bequest Plan

Outside Directors elected or appointed to serve on the Board before January 1, 2006, remain eligible to participate in the outside Directors' lifetime charitable bequest program (the "Bequest Plan"), established by Aon in 1994. Outside Directors elected or appointed to serve on the Board on or after January 1, 2006, are not eligible to participate in the Bequest Plan. The Bequest Plan was closed to future participants in connection with the modifications to outside Director compensation that were effective January 1, 2006.

The Bequest Plan was established to acknowledge the service of outside Directors, to recognize the mutual interest of Aon and our outside Directors in supporting worthy charitable institutions and to assist us in attracting and retaining outside Directors of the highest caliber. Aon funds the Bequest Plan generally through the maintenance of life insurance policies on our outside Directors. Individual outside Directors derive no financial benefit from the Bequest Plan since any and all insurance proceeds and tax-deductible charitable donations accrue solely to us. Charitable donations by Aon will be directed to charitable institutions designated by the eligible outside Directors. Each eligible outside Director is permitted to recommend total charitable donations of up to $1,000,000 and to designate up to five tax qualified institutions to receive a portion of such bequest (subject to a $100,000 minimum per institution). The bequest will be contributed in 10 annual installments to the designated tax qualified institutions following the death of that outside Director or any outside Director with whom he or she is paired for purposes of the Bequest Plan.

Stock Ownership Guidelines

Aon adopted stock ownership guidelines for its outside Directors effective July 21, 2006. The guidelines require that: (i) a target ownership level of Aon common stock equal to three times the annual Director retainer be achieved by each outside Director within five years of joining the Board; and (ii) each new outside Director achieve a target ownership level of 1,000 shares of Common Stock within the first year of joining the Board or transitioning from a management Director to a non-management Director. Shares held by the outside Directors in deferred accounts will be included when determining if the target ownership level has been achieved.

Outside Director Compensation—2008 Revisions

On March 14, 2008, Aon's Board approved changes to the amount of compensation paid to Aon's outside Directors. The modifications were recommended to the Board by the Compensation Committee after that Committee undertook a careful review of market practices and, based on advice from the Committee's outside compensation consultant, the Committee found the outside Directors' compensation programs to provide compensation that was below the competitive level relative to non-employee directors at companies in Aon's peer group.

The Board authorized the following changes to outside Director compensation, effective January 1, 2008:

- The annual retainer will be increased to $95,000.
- The value of the annual grant of deferred stock units made to each outside Director on the date of each annual Aon stockholders' meeting will be increased to $95,000.

Other than the revisions noted above, all other elements of the Director compensation program will remain in effect.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Party Transactions

Aon has adopted procedures governing the review and approval of related party transactions. The terms of these procedures provide that the Governance/Nominating Committee will review transactions in which: (i) Aon is a party, participant, or has a direct or indirect material interest; (ii) the amount involved exceeds or reasonably can be expected to exceed $120,000; and (iii) any Director, executive officer or holder of five percent (5%) or more of Aon's voting securities, or an immediate family member of any such person, has a direct or indirect material interest. To facilitate the review and approval of related party transactions, Aon's Directors and executive officers complete an annual director and officer questionnaire and disclose all potential related person transactions involving themselves and their immediate family members. Throughout the year, Directors and executive officers are required to notify Aon's General Counsel of any potential related person transactions of which they become aware. Aon's General Counsel reports these transactions, as well as any other related-party transactions of which he is aware, to the Governance/Nominating Committee. The Governance/ Nominating Committee considers all relevant facts of any related party transactions to determine whether to approve or ratify the transaction.

Related Party Transactions

Aon has provided support to Chicago 2016, a charitable organization whose mission is to bring the 2016 Olympic Games to Chicago. Two named executive officers hold executive positions with Chicago 2016. Patrick G. Ryan serves as Chairman of the Board of Directors and Chief Executive Officer and David P. Bolger was named Chief Operating Officer on June 28, 2007 and has served part-time in that capacity while he transitioned from his position of Chief Financial Officer of Aon.

In 2007, Aon's financial support of Chicago 2016 included use of Aon unoccupied leased space as a headquarters valued at $284,052, Mr. Bolger's time of an undeterminable value during his transition from CFO of Aon to COO of Chicago 2016, and other value-in-kind support totaling approximately $732,000, including salaries for temporary employees and consultants, additional travel and entertainment, information technology, and marketing and promotional expense. In addition, Aon Foundation, which is indirectly affiliated with Aon, contributed $1,505,000 in 2007 in support of Chicago 2016. Mr. Ryan is a trustee of Aon Foundation.

Aon has made contractual arrangements to provide ready access to aircraft for executives of Aon and our subsidiaries for business purposes. These arrangements include two dry leases entered into with two aircraft leasing companies affiliated with Patrick G. Ryan, Globe Leasing, Inc. and 17AN Leasing LLC. In addition, Aon provides hangar space and related operating support to Globe Leasing, Inc. and 17AN Leasing LLC in return for negotiated fees. In 2007, Aon and our subsidiaries paid Globe Leasing, Inc. and 17AN Leasing LLC $528,360 and $990,640, respectively, for usage of aircraft. Globe and 17AN paid Aon $284,269 and $201,535, respectively, for hangar space and operating support. These amounts are presented on an accrual basis. We believe that all of these arrangements are more favorable to us than would have been obtained by negotiating similar transactions with unrelated third parties. The payments represented in excess of 5% of each of Globe's and 17AN's consolidated gross revenues in 2007 and are expected to do so again in 2008. In addition, Globe and 17AN paid us $47,935 and $46,235, respectively, as annual insurance premiums for aircraft liability including bodily injury, property damage and hull physical damage (including war risk). Patrick G. Ryan owns 100% of Globe and serves as a Director, Chairman of the Board and treasurer; he also indirectly holds 50% of 17AN and serves as a Director, Chairman of the Board and Chief Executive Officer.

On January 1, 2005 one of our subsidiaries entered into a five-year consulting agreement with Raymond I. Skilling, who served as Executive Vice President and Chief Counsel of Aon until August 2003. This agreement was terminated effective December 31, 2007. Mrs. Raymond I. Skilling (recently deceased) and Mrs. Patrick G. Ryan are sisters. Under the terms of the agreement, Mr. Skilling performed services related to the subsidiary's professional liability brokerage business. The company paid him an annual fee of $250,000, provided office support services, and continued to vest the stock options and stock awards granted to him while he was an employee. During 2007, 6,750 stock awards with an aggregate market value of $257,254, and 33,000 options vested.

In 2007, Ryan Enterprises Group LLC, of which Patrick G. Ryan is a Director and officer, paid Aon $110,150 representing insurance costs, pilot fees and consulting fees.

In 2007, Patrick G. Ryan and Shirley Ryan paid Aon the following amounts: (i) $160,000 for pilot services in connection with the use of personal aircraft; and (ii) $242,045 for insurance premiums paid to insurers related to brokerage services provided by subsidiaries of Aon.

Robert Jann, the son-in-law of Richard M. Ravin, is employed by one of our subsidiaries. In 2007, Mr. Jann received aggregate cash compensation of $254,938. In addition, Mr. Jann received equity compensation consisting of 971 restricted stock units. Mr. Jann does not report to Mr. Ravin, and Mr. Ravin does not determine his compensation.

LEGAL PROCEEDINGS AGAINST OFFICERS AND DIRECTORS

Beginning in 2004, a number of actions were filed against certain current and former Directors and officers of Aon. These actions include: (1) putative class actions, pending in the Northern District of Illinois, making allegations under the Employee Retirement Security Act of 1974 ("ERISA") that certain Directors, officers and retirement plan ("Plan") fiduciaries knew or should have known that alleged business improprieties at Aon, including contingent commission arrangements, steering and leveraging of alleged insurance placements, made Aon stock an imprudent investment alternative for the Plan and breached their fiduciary duties to Plan participants; (2) putative federal securities class actions brought in the Northern District of Illinois, alleging that certain current and former officers and Directors failed adequately to disclose that Aon was engaged in allegedly illegal contingent commission agreements, steering and leveraging of insurance placements, and that these activities resulted in Aon having overstated its revenues; and (3) shareholders' derivative complaints filed in the Circuit Court of Cook County, Illinois, alleging that Aon's Directors and officers breached their fiduciary duties to the Company by approving and implementing a business plan that included the receipt of allegedly unlawful payments from insurance carriers, or alternatively, by failing to be aware of and take steps to alter this business plan. Pursuant to the indemnification provision contained in our Second Amended and Restated Certificate of Incorporation, as amended, Aon will advance expenses (including attorneys' fees) incurred by these current and former Directors and officers in defending against these actions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that each of our Directors and executive officers, and any other person who owns more than ten percent of our Common Stock, file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock. Such Directors, executive officers and stockholders are required by regulation to furnish us with copies of such reports. Based solely upon our review of these reports, as well as written representations to the effect that no such other reports were required to be filed, Aon believes that all such SEC filing requirements were met during 2007.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Stockholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2009 Annual Meeting of Stockholders must submit their proposals to the Office of the Secretary of Aon at 200 East Randolph Street, Chicago, Illinois 60601, on or before December 8, 2008. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion in our proxy statement.

In accordance with our by-laws, in order to nominate a candidate for election as a Director or properly bring other business before the 2008 Annual Meeting of Stockholders, a stockholder's notice of the matter the stockholder wishes to present must be delivered to the Office of the Secretary of Aon at 200 East Randolph Street, Chicago, Illinois 60601, not less than 75 nor more than 100 days prior to the first anniversary of the date of this year's Annual Meeting. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of our by-laws (and not pursuant to the SEC's Rule 14a-8) must be received no earlier than February 5, 2009 and no later than March 2, 2009.

ANNUAL REPORT ON FORM 10-K

We will furnish without charge to each person whose proxy is being solicited, upon such person's request, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the financial statements and schedules thereto, but excluding exhibits. Requests for copies of such report should be directed to the Office of the Secretary of Aon, 200 East Randolph Street, Chicago, IL 60601. Our Annual Report on Form 10-K will also be available free of charge through our web site (http://www.aon.com).

INCORPORATION BY REFERENCE

Appendix A to this proxy statement contains our 2007 Annual Financial Report, including our consolidated financial statements and management's discussion and analysis of financial condition and results of operations, as well as certain other financial and other information required by the rules and regulations of the SEC. To the extent that this proxy statement is incorporated by reference into any other filing by Aon with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, the information contained in Appendix A and the sections of this proxy statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing. The information contained in the Compensation Committee Report will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, other than Aon's Annual Report on Form 10-K, except to the extent specifically provided otherwise in such filing.

OTHER MATTERS

The Board of Directors is not aware of any business to be acted upon at the Annual Meeting other than that described in this proxy statement. If any other business comes before the Annual Meeting, the proxy holders (as indicated on the accompanying proxy card or cards) will vote the proxies according to their best judgment with respect to such matters.

By Order of the Board of Directors,

Jennifer L. Kraft

Jennifer L. Kraft
Vice President, Associate General Counsel and Secretary

Chicago, Illinois
April 8, 2008

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APPENDIX A

2007 ANNUAL FINANCIAL REPORT

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis is organized as follows:

OVERVIEW

Key Drivers of Financial Performance

Operations

The key drivers of financial performance vary among our operations.

Risk and Insurance Brokerage Services. Brokerage segment results are principally affected by:

- conditions in insurance markets, particularly fluctuations in premiums charged by insurance companies,
- success in attracting and keeping clients,
- fluctuations in foreign exchange rates,
- interest income on our investments,
- expense management, and
- employee retention.

Consulting. Consulting segment results are principally affected by:

- our clients' employment levels, which are driven mainly by economic conditions,
- governmental regulations affecting the health care market, employee benefit programs and our clients' respective industries,
- our success attracting and keeping clients,
- fluctuations in foreign exchange rates,
- expense management, and
- employee retention.

As more fully discussed below in "Key Recent Events," in December 2007, we announced that we had signed separate definitive agreements to sell our Combined Insurance Company of America ("CICA") and Sterling Life Insurance Company ("Sterling") subsidiaries. The results of these operations, which were previously included in an Insurance Underwriting segment, have been reclassified to discontinued operations for all periods presented. The results of these operations are affected by:

- consumer buying habits, which are influenced by economic conditions,
- competition with other underwriters, including competition based upon claims-paying ratings,
- our success selling new policies, selling existing policyholders more services, and having customers renew their policies, and
- our investment results.

We have ceased writing property and casualty insurance and have placed our remaining property and casualty operations in runoff. Results of these operations are affected primarily by claims management and reinsurance collectibility.

Liquidity

Liquidity is derived from cash flows from our businesses, excluding funds held on behalf of clients, and from financing. We use liquidity to:

- pay for capital expenditures,
- repay debt,
- fund acquisitions and pension obligations,
- repurchase shares, and
- pay dividends to our stockholders.

Because we are a holding company, our subsidiaries may not have available cash to pay us dividends; in the case of our insurance underwriting subsidiaries, this ability is limited by regulatory and rating agency considerations. Our access to cash generated from operations outside the U.S. may be affected by tax considerations and by pension funding requirements in our international pension plans.

Executive Summary of 2007 Financial Results

Below is a summary of our 2007 financial results. Refer to our detailed discussion below for further details.

- Our revenues from continuing operations increased $590 million or 9% overall (2% on an organic basis). More specifically:
  - Risk and Insurance Brokerage Services revenue increased $431 million or 8% (3% on an organic basis), and
  - Consulting revenue increased $70 million, driven primarily by changes in foreign exchange rates.

  We use supplemental information related to organic revenue growth to help us and our investors evaluate business growth from existing operations. Organic revenue growth excludes from reported revenues the impact of foreign exchange rate changes, acquisitions, divestitures, transfers between business units, investment income, reimbursable expenses and unusual items.
- Expenses increased 4% in 2007 due primarily to unfavorable foreign exchange and higher compensation costs, partially offset by pension savings, lower restructuring costs and savings related to our 2005 restructuring program.
- Income from continuing operations increased $225 million in 2007 to $672 million. Net income in 2007 was $864 million, an increase of 20% from $720 million in 2006.
- We announced that we signed separate definitive agreements to sell our CICA and Sterling subsidiaries. We expect that both transactions will be completed in the second quarter of 2008.
- We substantially completed the restructuring plan that began in late 2005. Total expenses of $366 million were incurred, of which $41 million was incurred in 2007. We expect these efforts to reduce annual costs from our continuing operations by approximately $270 million in 2008.

- Beginning in the third quarter 2007, we began a global restructuring effort, intended to create a more streamlined organization and reduce future expense growth to better serve clients. As a result of this effort, we:
  - — incurred $46 million in 2007 for workforce reduction and lease consolidation costs, asset impairments and other associated costs, and
  - — expect these efforts to reduce annual costs from our continuing operations by approximately $240 million by 2010.
- Our Board of Directors increased our share repurchase program in December 2007 to $4.6 billion. At December 31, 2007, the Company had $2,777 million remaining under the authorized share repurchase program.

In managing our cash and investments during the year, we:

- spent $751 million to repurchase 19.1 million of our outstanding shares,
- contributed $211 million in cash to our major defined benefit pension plans, and
- repaid $250 million of notes payable in January 2007.

In November 2007, we redeemed all of our remaining outstanding 3½% Senior Convertible Debentures that were due in 2012. As a result of this redemption and earlier voluntary redemptions, we issued approximately 14 million shares of our common stock.

All of our financial information reflects the application of critical accounting policies, estimates, assumptions and judgments, as discussed below under "Critical Accounting Policies and Estimates."

These items are discussed further in the remainder of this Management's Discussion and Analysis.

KEY RECENT EVENTS

Sale of Businesses and Disposal of Operations

In December 2007, we announced that we signed separate definitive agreements to sell our CICA and Sterling subsidiaries. These two subsidiaries were previously included in an Insurance Underwriting segment. We expect that both transactions will be completed in the second quarter of 2008. In more detail:

- CICA is being sold to ACE Limited for cash consideration of $2.4 billion. Additionally, we expect a one-time dividend of $325 million from CICA before this transaction closes.
- Sterling is being sold to Munich Re Group for cash consideration of $352 million.
- The net assets of both subsidiaries were approximately $1.4 billion at December 31, 2007.

These dispositions are subject to various closing conditions, including receipt of required regulatory approvals. We have included CICA and Sterling's operating results in discontinued operations for all periods presented.

Over the last three years, we have sold the following additional businesses that are also included in discontinued operations:

- Aon Warranty Group ("AWG") and its worldwide warranty and credit operations, which were previously included in the Insurance Underwriting segment,

- Construction Program Group ("CPG"), a managing general underwriter whose policies were underwritten by Aon's property and casualty operation, which was previously included in both the Risk and Insurance Brokerage Services and Insurance Underwriting segments,
- our U.S. wholesale brokerage business, Swett & Crawford, and
- a small Australian brokerage unit.

Results of the businesses included in discontinued operations are as follows:

(millions) Years ended December 31,	2007	2006	2005
Revenues	$2,502	$3,430	$3,379
Pretax income (loss):			
Operations	$ 326	$ 373	$ 379
Sale	(10)	46	236
Total	$ 316	$ 419	$ 615
After-tax income:			
Operations	$ 189	$ 263	$ 218
Sale	3	9	101
Total	$ 192	$ 272	$ 319

In 2007, we sold the following businesses that remain in our continuing operating results:

- Media Professionals, Inc. and two other, smaller operations, which were included in the Risk and Insurance Brokerage Services segment. We recognized total pretax gains of $32 million on these sales.
- 25% of our Botswana subsidiary, which is included in the Risk and Insurance Brokerage Services segment. A pretax gain of $4 million was recognized on the sale.

See Note 5 to the consolidated financial statements, "Disposal of Operations," for further information.

Restructuring Initiatives

2007 Restructuring Plan

In 2007, we:

- announced a global restructuring plan intended to create a more streamlined organization and reduce expense growth to better serve clients.
- estimate this restructuring plan will result in cumulative pretax charges totaling approximately $360 million. Expenses will include workforce reduction and lease consolidation costs, asset impairments, and other expenses necessary to implement the restructuring initiative. We recorded approximately $46 million of restructuring and related expenses through December 31, 2007, and expect the remaining restructuring and related expenses to affect continuing operations through the end of 2009.

- anticipate that these initiatives will lead to annualized cost-savings of approximately $50-$70 million in 2008, $175-$200 million in 2009, and $240 million of annualized savings by 2010. However, there can be no assurances that we will achieve the targeted savings.

The 2007 Restructuring Plan eliminates an estimated 2,700 jobs beginning in the third quarter of 2007 and continuing into 2009. We also expect to close or consolidate several offices resulting in sublease losses or lease buy-outs. These efforts will also trigger asset impairments in the form of accelerated amortization of any remaining leasehold improvements.

The following table summarizes 2007 restructuring and related expenses by type incurred, and estimated to be incurred through the end of the restructuring initiative:

(millions)	**Actual 2007**	Estimated Total for Restructuring Period (1)
Workforce reduction	**$17**	$220
Lease consolidation	**22**	79
Asset impairments	**4**	41
Other costs associated with restructuring	**3**	20
Total restructuring and related expenses	**$46**	$360

(1) Actual costs, when incurred, will vary due to changes in the assumptions built into this plan. Significant assumptions likely to change when plans are finalized and approved include, but are not limited to, changes in severance calculations, changes in the assumptions underlying our sublease loss calculations due to changing market conditions, and changes in our overall analysis that might cause us to add or cancel component initiatives.

Workforce reductions reflect a cash expense, though we may recognize the expense before paying for the expenditure. Asset impairments are non-cash expenses. Lease consolidation accruals reflect the present value of future cash flows. Other costs are cash expenses, which are expensed in the period in which they are incurred.

The following table summarizes actual restructuring and related expenses incurred, and estimated to be incurred through the end of the restructuring initiative, by segment.

(millions)	**Actual 2007**	Estimated Total for Restructuring Period
Risk & Insurance Brokerage Services	**$41**	$320
Consulting	**5**	40
Total restructuring and related expenses	**$46**	$360

2005 Restructuring Plan

In 2005, we commenced a restructuring to reduce our fixed cost base and increase efficiency. This three-year plan is substantially complete, and resulted in cumulative pretax expenses totaling $366 million. Restructuring costs include workforce reductions, lease consolidation costs, asset impairments and other expenses. For 2007, the estimated restructuring benefits were approximately $225 million. We expect these initiatives will lead to annualized cost savings of approximately $270 million in 2008. This estimate does not include any benefits related to businesses placed into discontinued operations.

We estimate this initiative will eliminate 3,600 positions, of which over 3,500 of these eliminations had already occurred by December 31, 2007.

The following table details the restructuring and related expenses incurred by type.

(millions)	2005	2006	**2007**	Total Incurred
Workforce reduction	$116	$116	**$21**	$253
Lease consolidation	20	27	**13**	60
Asset impairments	17	12	**3**	32
Other related expenses	5	12	**4**	21
Total restructuring and related expenses	$158	$167	**$41**	$366

The following is a summary of actual restructuring and related costs incurred, by segment.

(millions)	2005	2006	**2007**	Total Incurred
Risk & Insurance Brokerage Services	$143	$136	**$33**	$312
Consulting	8	20	**6**	34
Unallocated	4	3	**—**	7
Total restructuring and related expenses — continuing operations	155	159	**39**	353
Discontinued operations	3	8	**2**	13
Total restructuring and related expenses	$158	$167	**$41**	$366

Redemption of Senior Convertible Debentures

In November 2007, we redeemed all of our remaining outstanding 3½% Senior Convertible Debentures that were due in 2012. All of the holders of the Debentures elected to convert their debentures into our common stock at a conversion rate of 46.5658 shares of common stock for each $1,000 principal amount of Debentures. As a result of this redemption and earlier voluntary redemptions, approximately 14 million shares of our common stock were issued.

Distributions from PEPS I

We received income distributions from our preferred investment in Private Equity Partnership Structures I, LLC ("PEPS I") of $61 million during 2007, which are included in investment income:

- Prior to 2007, income distributions received from PEPS I were limited to interest payments on various PEPS I debt instruments.
- Beginning in 2007, PEPS I had redeemed or collateralized all of its debt, and as a result, began to pay preferred income distributions.

Whether we receive additional preferred returns depends on the performance of the limited partnership (LP) interests underlying PEPS I, which we expect will vary from period to period. We do not control the timing of the distributions.

Stock Repurchase Program

In November 2005, our Board of Directors authorized the repurchase of up to $1 billion of Aon's common stock. In November 2006, the Board increased that amount to $2 billion. In December 2007, the Board increased the authorization amount to $4.6 billion, designating that the proceeds from the sale of our CICA and Sterling subsidiaries be used to repurchase shares. We may repurchase shares using available capital through the open market or in privately negotiated transactions from time to time, based on prevailing market conditions. We anticipate that the volume of share repurchases will increase substantially after we receive the proceeds from the sales of CICA and Sterling. Any repurchased shares will be available for employee stock plans and for other corporate purposes. In 2007, we repurchased 19.1 million shares at a cost of $751 million. Since the program began, we have repurchased 48.1 million shares at a cost of $1,823 million. Of the shares repurchased since the program's inception, we have reissued approximately 13.8 million shares for stock options, stock awards, and other benefit plans.

Tender Offer

Based upon a review of option grant practices in early 2007 by the Audit Committee of the Board of Directors, we determined that certain stock options were granted at a discount from fair market value and therefore are subject to adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended.

The Company issued a Tender Offer Statement in 2007 to permit our eligible employees to amend certain options (the "Eligible Options") that were granted by Aon under our Stock Incentive Plan ("Plan"). The Eligible Options include only those stock options granted by Aon: (i) that were granted under the Plan; (ii) that had an exercise price per share that was less than the fair market value per share of our common stock underlying the options on the options' measurement dates for accounting purposes (the "deemed grant date"); (iii) that were unvested as of December 31, 2004; (iv) that were outstanding as of the last date on which the Offer remained open for acceptance and (v) that were held by individuals who were subject to taxation in the United States. Current and former directors and executive officers of Aon were not eligible employees.

Eligible employees could elect to: (i) amend all (but not a portion) of their Eligible Options to increase the exercise price per share to be equal to the fair market value of a share of our common stock on the deemed grant date (the "Amended Exercise Price"); and (ii) for each amended Eligible Option, receive a cash payment equal to the difference between the Amended Exercise Price and the original exercise price, multiplied by the number of shares of our common stock subject to such unexercised option.

The cash payments were paid on the first regular payroll date in January 2008. We also paid penalties, excise and other taxes of $7 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Aon's consolidated financial statements have been prepared according to U.S. generally accepted accounting principles ("GAAP"). To prepare these financial statements, we made estimates, assumptions and judgments that affect:

- what we report as our assets and liabilities,
- what we disclose as contingent assets and liabilities at the date of the financial statements, and

- the reported amounts of revenues and expenses during the periods presented.

In accordance with our policies, we:

- regularly evaluate our estimates, assumptions and judgments, including those concerning pensions, contingencies, policy liabilities, investments, intangible assets, share-based payments and income taxes.
- base our estimates, assumptions, and judgments on our historical experience and on factors we believe reasonable under the circumstances.

The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. If our assumptions or conditions change, the actual results we report may differ from these estimates.

We believe the following critical accounting policies affect the more significant estimates, assumptions, and judgments we used to prepare these consolidated financial statements.

Restructuring

Restructuring costs are expensed as incurred in accordance with FASB Statement No. 112, *Employers Accounting for Postemployment Benefits* and FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Statement No. 146 applies to one-time workforce reduction benefits and requires companies to use Statement No. 112 when severance is paid under an ongoing severance policy. Lease consolidation costs, asset impairments and other costs associated with restructuring are accounted for under Statement No. 146 and FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

Workforce reduction costs

We account for workforce reduction costs that result from an ongoing severance plan under Statement No. 112. Such instances occur when (1) we have an established severance policy, (2) statutory requirements dictate the severance amounts, or (3) we have an established pattern of paying by a specific formula.

We estimate our one-time workforce reduction costs related to exit and disposal activities not resulting from an ongoing severance plan based on the benefits available to the employees being terminated. We recognize these costs when we:

- identify the specific classification (or functions) and locations of the employees being terminated,
- notify the employees who might be included in the termination, and
- expect to terminate employees within the legally required notification period.

When employees are receiving incentives to stay beyond the legally required notification period, we record the cost of their severance over the remaining service period.

Lease consolidation costs

Where we have provided notice of cancellation pursuant to a lease agreement or abandoned space and have no intention of reoccupying it, we recognize a loss. The loss reflects our best estimate of the net present value of the future cash flows associated with the lease at the date we vacate the property or sign a sublease arrangement. To determine the loss, we make assumptions about the time period over which the building will remain vacant and the sublease terms.

We estimate sublease income based on current market quotes for similar properties. When we finalize definitive agreements with the sublessee, we adjust our sublease losses for actual outcomes.

Fair value concepts of severance arrangements and sublease losses

Accounting guidance requires that our exit and disposal accruals reflect the fair value of the liability. Where material, we discount back sublease loss calculations to arrive at their net present value.

Most workforce reductions happen over a short span of time, so no discounting is necessary. However, we discount the severance arrangement when we terminate an employee who will provide no future service and we pay their severance over an extended period. Accretion of the discount occurs over the remaining life of the liability.

For the remaining lease term or severance payout, we decrease the liability for payments and increase the liability for accretion of the discount. The discount reflects our incremental borrowing rate, which matches the lifetime of the liability.

Other associated costs of exit and disposal activities

We recognize other restructuring costs as they are incurred, including moving costs and consulting and legal fees.

Asset impairments may result from large-scale restructurings and we account for these impairments in the period when they become known. Furthermore, we record impairments in accordance with Statement No. 144 by reducing the book value to the net present value of future cash flows (in situations where the asset had an identifiable cash flow stream) or accelerating the depreciation to reflect the revised useful life.

Pensions

We sponsor defined benefit pension plans throughout the world. Our most significant plans are located in the United States, the United Kingdom, the Netherlands and Canada.

Significant changes to pension plans

Our U.S. pension plans are closed to new entrants, and effective January 1, 2007, we began determining future pension benefits using a "career average pay" formula rather than the prior "final average pay" formula.

Our U.K. pension plans have been closed to new entrants since 1999. On March 31, 2007 future benefit accruals relating to salary and service ceased in the U.K. plans. Future retirement benefits are now provided in a defined contribution segment of a pension scheme.

Market-related value of assets

The U.S. pension plans use the market-related value of assets to determine expected return on assets.

As of year-end 2007:

- the market-related value of pension assets does not yet reflect accumulated asset gains of $6 million. These gains will decrease pension expense as they are graded into the market-related asset value and may be offset by future asset losses. We recognize 20% of the asset gain or loss in the current year's market-related value, with the remaining 80% spread over the next four years.
- we reported a fair value of pension assets of $1,514 million, while market-related value of assets is $1,508 million.

The U.K., Dutch and Canadian plans use fair value to determine expected return on assets.

Recognition of gains and losses and prior service

In accordance with FASB Statement No. 87, we defer recognition of gains and losses that arise from events such as changes in the discount rate and actuarial assumptions, actual demographic experience and asset performance.

Unrecognized gains and losses are amortized as a component of pension expense based on the average expected future service of active employees in the U.S., Dutch and Canadian plans, or the average life expectancy of the U.K. plan members. We amortize prior service costs or credits which arise as a result of plan changes over a period based on the average expected future service of active employees in the plans at the time the prior service costs or credits were established.

As of December 31, 2007, the pension plans have deferred losses that have not yet been recognized through income in the financial statements. We amortize the actuarial losses outside of a corridor, which is defined as 10% of the greater of market-related value of plan assets or projected benefit obligation ("PBO"). To the extent not offset by future gains, incremental amortization as calculated above will continue to affect future pension expense similarly until fully amortized.

The following table discloses our combined experience loss, prior service costs or credits, the number of years that we are amortizing the experience loss over, and the estimated 2008 amortization by each plan:

(Amounts in millions)	U.S.	U.K.	Dutch	Canadian
Combined experience loss	$ 347	$1,552	$84	$ 97
Prior service costs (credits)	$(104)	$ —	$—	$ 5
Amortization period (years)	8	34	12	10-12
Estimated 2008 amortization of loss	$ 23	$ 34	$ 3	$ 5
Estimated 2008 amortization of prior service cost (credit)	$ (15)	$ —	$—	$ 1

Rate of return on plan assets and asset allocation

The following table summarizes the expected long-term rate of return on plan assets for future pension expense and the related target asset mix:

	U.S.	U.K.	Dutch	Canadian
Expected return (total)	8.60%	7.20%	6.60%	7.00%
Target equity	80.00	67.00	65.00	70.00

Target fixed income	20.00	33.00	35.00	30.00
Expected return — equity	9.38	8.30	8.59	8.00
Expected return — fixed income	5.60	4.96	5.59	5.00

We base our U.S. expected long-term return on capital market expectations for various asset classes. U.S. equities and fixed income expectations are estimated using a theoretical Capital Asset Pricing ("CAP") Model. The CAP Model for equities included three factors:

- Current dividend yield (1.7%)
- Corporate earnings nominal growth (6.7%)
- P/E ratio repricing (0.0%).

A fixed income expectation factor of 5.6% included the then-current 10-year U.S. Treasury Note yields and simulations of future yields based on expected inflation and other factors. We based:

- other asset class expectations on risk premiums relative to U.S. equities and fixed income expected returns, and
- estimates of volatilities and correlations among asset classes on historical data.

The actual allocation at December 31, 2007 was 76% equities and 24% fixed income securities.

In determining the expected rate of return for our U.K., Dutch and Canadian plans, we analyzed investment community forecasts and current market conditions to develop expected returns for each of the asset classes used by the plans. We:

- consider historical performance data by asset class over long periods, and
- weight the expected returns for each asset class by target asset allocations of the plans.

Generally, the U.K. plans' trustees determine the investment policy for each plan. Because there are eight pension plans maintained in the U.K., our target allocation represents a weighted average of the target allocation of each plan. Further, target allocations are subject to change.

In total, at the end of the 2007 valuation year, the U.K. plans were invested 66% in equities and 34% in fixed income securities. The Dutch plan was invested 38% in equities and 62% in fixed income securities. The Canadian plan was invested 65% in equities and 35% in fixed income securities.

Impact of changing economic assumptions

Changes in the discount rate and expected return on assets can have a material impact on pension obligations and pension expense.

The following table reflects, holding all other assumptions constant, what a one percentage point increase and decrease in our estimated liability discount rate would have on our estimated 2008 pension expense.

	Change in discount rate	
Increase (Decrease) in expense (in millions)	Increase	Decrease
U.S. plans	$(27)	$33
U.K. plans	(29)	31
Dutch plans	(6)	9
Canadian plans	(6)	7

The following table reflects, holding other assumptions constant, what a one percentage point increase and decrease in our estimated long-term rate of return on plan assets would have on our estimated 2008 pension expense.

	Change in long-term rate of return on plan assets	
Increase (Decrease) in expense (in millions)	Increase	Decrease
U.S. plans	$(15)	$15
U.K. plans	(39)	39
Dutch plans	(5)	5
Canadian plans	(3)	3

Estimated future contributions

In the U.S., we anticipate minimum cash funding requirements of $8 million and $9 million in 2008 and 2009, respectively.

The closure of the U.K. schemes to future accrual and the renegotiation of cash contributions from the Company during 2007 both impacted recent and expected future cash requirements to the U.K. plans. Under current rules and assumptions, we anticipate U.K. funding requirements of $143 million in 2008 and $146 million in 2009. These contributions reflect minimum funding requirements plus other amounts agreed with U.K. plan trustees.

Contributions to the Dutch and Canadian plans are estimated to be $28 million and $16 million in 2008, respectively.

Contingencies

We define a contingency as any material condition that involves a degree of uncertainty that will ultimately be resolved. Under GAAP, we are required to establish reserves for contingencies when a loss is probable and we can reasonably estimate its financial impact. We do not recognize gain contingencies until the contingency is resolved.

We are required to assess the likelihood of material adverse judgments or outcomes as well as potential ranges or probability of losses. We determine the amount of reserves required, if any, for contingencies after carefully analyzing each individual issue. The required reserves may change due to new developments in each issue, or changes in approach, such as changing our settlement strategy.

Policy Liabilities

We collect premiums from policyholders, and we establish liabilities (reserves) to pay benefits to policyholders. The liabilities for policy benefits, claims, and unearned premiums represent our best estimates of what we expect to pay to policyholders in the future. If these liabilities prove inadequate, we would be required to increase the reserves, which could hurt our results and financial condition.

Property & Casualty

Loss reserves reflect our estimated liability for unpaid claims and claims adjustment expenses and for reported and unreported losses incurred as of the end of each accounting period. Because setting loss reserve levels is inherently uncertain, we cannot guarantee that our current reserves will prove adequate in light of subsequent events. Loss reserves represent our best estimate of what we expect the ultimate settlement and administration of claims will cost, given our informed judgments based on:

- currently available data,
- future trends in claims severity and frequency,
- judicial theories of liability, and
- other factors.

Many of these factors are not quantifiable in advance, and both internal and external events, such as changes in claims handling procedures, inflation, judicial and legal developments, and legislative changes, can cause our estimates to vary. The inherent uncertainty of estimating reserves is greater for certain types of liabilities, where the variables affecting the claims are subject to change and long periods of time may elapse before we can definitively determine liability. We periodically refine our reserve estimates as further losses are reported and settled and we continue to refine our experience and reflect adjustments to reserves in the results of the periods during which such estimates are changed.

We estimate loss reserves for all property and casualty lines of business by accident year using several standard actuarial techniques, which include, but are not limited to incurred and paid loss development methods, the Bornhuetter-Ferguson method, and frequency/severity methods. We project ultimate losses on a direct, assumed, ceded and net basis, and deduct paid losses from the selected ultimate losses to arrive at the total indicated reserve. The total indicated reserve includes case reserves and incurred but not reported reserves.

Our loss reserve estimates are influenced by factors such as the consistency of the results from actuarial techniques and our knowledge of emerging loss trends and rate or benefit changes.

Accident & Health and Life

To establish policy liabilities, we develop estimates of reported and anticipated claims, based on our historical experience, other actuarial data, and assumptions on investment yields. The actuarial data reflects our best estimates of future expectations regarding claim frequency, claim severity, and the length of time that a customer is insured. Morbidity and mortality patterns may change over time due to many factors including improvements in the general health of the insured population, changes in lifestyle, advances in medical diagnosis and treatment, or the occurrence of a widespread pandemic.

Although mortality, morbidity, persistency, and interest rate assumptions are set when we issue new insurance policies, we may need to provide for additional losses on a product by increasing reserves, reducing previously capitalized acquisition costs established for that product, or establishing premium deficiency reserves if there are significant changes in our experience or assumptions.

Liabilities for incurred but unpaid claims include estimated costs relating to reported claims, and incurred, but not reported, claims. We base the liability for unpaid claims on the estimated ultimate cost of settling claims using best estimates from past experience. These estimates incorporate current trends and any other factors that influence historical data. Actual experience, however, may vary from our estimates, due to changes in claim reporting, processing patterns, and variations from historic averages for the amount paid per claim. Variations from historic patterns and averages could result in additional changes that increase or decrease unpaid claim liabilities.

We generally accrue a liability for future policy benefits relating to long-duration contracts when we recognize premium revenue. The liability represents the present value of future benefits to be paid to policyholders less the present value of future premiums. We estimate this liability using methods that include estimates of expected investment yields, mortality, morbidity, and policy persistency.

Actual experience may vary from our estimates due to emerging trends in morbidity, mortality, persistency, and asset yields — and some of these trends can fluctuate significantly over time. As we realize the actual experience, we take into account the financial impacts of these variations from our original assumptions. When current estimates of the present value of future benefits and expenses exceed the present value of future premiums for a product line, we recognize all excess amounts as a loss.

Valuation of Investments

We periodically review securities with unrealized losses and evaluate them for other-than-temporary impairment. We analyze various risk factors and determine if any specific asset impairment exists. If there is a specific asset impairment, we recognize a realized loss and adjust the cost basis of the impaired asset to its fair value.

We review invested assets with unrealized losses separated into two categories:

1. Assets with unrealized losses due to issuer-specific events.
2. Assets with unrealized losses due to market conditions or industry-related events.

Assets with unrealized losses due to issuer-specific events

At least quarterly, we review the following types of information:

- the creditworthiness of corporate obligors for changes in ratings and financial performance,
- cash flow trends and underlying levels of collateral for asset-backed securities, and
- issuer financial trends and market expectations based on third-party analytical reports.

We recognize an other-than-temporary impairment loss when appropriate for these investments with continuous unrealized losses due to issuer-specific events. We base our decision on the facts and circumstances for each investment.

Assets with unrealized losses due to market conditions or industry-related events

Invested assets with unrealized losses due to market conditions or industry-related events include those affected by:

- increasing U.S. Treasury or local sovereign interest rates,
- corporate and asset-backed credit spread widening,
- common stock price volatility due to conditions in the overall market or a particular industry, and
- illiquid market conditions.

In certain circumstances, we assume that a decline in value below cost is temporary for fixed-maturity investments, with unrealized losses due to market conditions or industry-related events from which the market is expected to recover; in these cases, we can hold the investment until maturity or the market recovers, which is a decisive factor when considering an impairment loss. If we decide that holding the investment to maturity is no longer appropriate, we will reevaluate that investment for other-than-temporary impairment.

We evaluate other-than-temporary impairment for preferred and common stock and other investments with continuous unrealized losses for two consecutive quarters due to market conditions or industry-related events. We recognize an other-than-temporary impairment loss based upon each investment's facts and circumstances and monitor these securities quarterly to ensure that unrealized losses are not the result of issuer-specific events.

Note 6 to the consolidated financial statements provides additional information about our investments.

Intangible Assets

Intangible assets represent the excess of cost over the value of net tangible assets of acquired businesses. We classify our intangible assets as either goodwill, client lists, non-compete agreements, or other purchased intangibles.

Although goodwill is not amortized, we test it for impairment at least annually. We test more frequently if there are indicators of impairment or whenever business circumstances suggest that the carrying value of goodwill may not be recoverable. We perform impairment reviews at the reporting unit level. If the fair value of a reporting unit is determined to be less than the carrying value of the reporting unit, we complete further analysis to determine whether there was an impairment loss. No further analysis was required in 2007 or 2006. We determine fair value based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. Different estimates or assumptions could produce different results.

Share-based Payments

Stock-based compensation expense is based on the value of the portion of share-based payment awards that we ultimately expect to vest during that period. Thus, we have reduced expense for estimated forfeitures. We estimate forfeitures at the time of grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. When the terms of an award require no additional service, the award is fully expensed at the grant date. When awards are modified, we account for the incremental shares at the fair market value at the date of modification. Expense recognition begins on the date the service period begins, which can precede or be after the grant date, depending on the provisions of the award.

Option Accounting

Before 2006, Aon was subject to Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its stock-based compensation plans. Under APB No. 25, we recognized no compensation expense for stock options when the exercise price of the options equaled the market price of the stock at the date of grant.

In 2006, we adopted Statement No. 123(R), *Share-Based Payments*, and changed our method of valuation for stock options granted. Beginning in 2006, we moved to a lattice-binomial option-pricing model from the Black-Scholes option-pricing model, which we previously used for our required pro forma information. Lattice-based option valuation models:

- use a range of assumptions over the expected term of the options.
- estimate expected volatilities based on the average of the historical volatility of Aon's stock price and the implied volatility of traded options on Aon's stock.

Furthermore, we:

- use historical data to estimate option exercise and employee terminations within the valuation model, differentiating between executives and key employees.
- base the expected dividend yield assumption on our current dividend rate.
- base the risk-free rate for the contractual life of the option on the U.S. Treasury yield curve in effect at the time of grant.

The expected life of employee stock options represents the weighted-average period stock options are expected to remain outstanding, which is a derived output of the lattice-binomial model.

Service-Based RSU Awards

Before 2006, restricted stock units ("RSUs") granted to employees were generally service-based and accounted for by expensing the total award value over the service period. We calculated the total award value by multiplying the total number of shares to be delivered by the quoted market value on the date of grant. In connection with the adoption of Statement No. 123(R) in 2006, we began to estimate forfeitures and considered dividend discounts when determining the fair value of the RSUs.

Performance-Based Awards

Beginning in 2006, executives and key employees may receive performance-based awards, which ultimately result in the receipt of RSUs, if the employee achieves his or her objectives. Such objectives may be made on a personal, group or company level. The RSUs may be immediately vested or have a future additional service period. Generally, our performance awards are fixed, which means we determine the fair value of the award at the grant date, and recognize the expense over the performance or vesting period, whichever is longer.

To expense performance-based awards, we:

- estimate the number of shares to be delivered at the end of the performance period multiplied by the fair value of those shares.

- recognize the resulting value by multiplying the fair value to be delivered times the percentage of the performance period completed.

These estimates take into account performance to date as well as the assessment of future performance. These assessments are made by management using subjective estimates, such as long-term plans. As a result, changes in the underlying assumptions could have a material impact on the expense recognized.

The largest performance-based stock plan is the Leadership Performance Plan ("LPP"). The LPP currently has two performance periods — 2006 to 2008 and 2007 to 2009. A 10% upward or downward adjustment in our estimated performance targets would increase or decrease total expense by approximately $8 million. As the percent of expected performance increases or decreases, the potential change in expense can go from 0% to 200% of the targeted total expense.

Income Taxes

We earn income in numerous foreign countries and this income is subject to the laws of taxing jurisdictions within those countries, as well as U.S. federal and state tax laws.

The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, and are based on management's:

- assumptions and estimates about future operating results and levels of taxable income and
- judgments regarding the interpretation of the provisions of Statement No. 109.

We assess carryforwards and tax credits for realization as a reduction of future taxable income by using a "more likely than not" determination. We have not recognized a U.S. deferred tax liability for undistributed earnings of certain foreign subsidiaries of our continuing operations because they are considered permanently reinvested. Distributions may be subject to additional U.S. income taxes if we either distribute these earnings, or we are deemed to have distributed these earnings, according to the Internal Revenue Code.

We base the carrying values of liabilities for income taxes currently payable on management's interpretation of applicable tax laws, and incorporate management's assumptions and judgments about using tax planning strategies in various taxing jurisdictions. Using different estimates, assumptions and judgments in accounting for income taxes, especially those which deploy tax planning strategies, may result in materially different carrying values of income tax assets and liabilities and changes in our results of operations.

We operate in many foreign jurisdictions where tax laws relating to our businesses are not well developed. In such jurisdictions, we obtain professional guidance and consider existing industry practices before using tax planning strategies and meeting our tax obligations. Tax returns are routinely subject to audit in most jurisdictions, and tax liabilities are frequently finalized through negotiations. While historically we have not experienced significant adjustments to previously recognized tax assets and liabilities as a result of finalizing tax returns, there can be no assurance that significant adjustments will not arise. In addition, several factors could increase the future level of uncertainty over our tax liabilities, including the following:

- During recent years, the portion of our overall operations conducted in foreign tax jurisdictions has been increasing, and we anticipate this trend will continue.

- To deploy tax planning strategies and conduct foreign operations efficiently, our subsidiaries frequently enter into transactions with affiliates, which are generally subject to complex tax regulations and are frequently reviewed by tax authorities.
- We may conduct future operations in certain tax jurisdictions where tax laws are not well developed, and it may be difficult to secure adequate professional guidance.
- Tax laws, regulations, agreements and treaties change frequently, requiring us to modify existing tax strategies to conform to such changes.

In first quarter 2007, we adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes which are recognized in a company's financial statements in accordance with Statement No. 109, and prescribes a recognition threshold and measurement of a tax position taken, or expected to be taken, in a company's tax return. As a result of our adoption of FIN 48, we did not record any adjustments to the liability for unrecognized tax benefits.

REVIEW OF CONSOLIDATED RESULTS

General

In our discussion of operating results, we sometimes refer to supplemental information derived from consolidated financial information.

We use supplemental information related to organic revenue growth to help us and our investors evaluate business growth from existing operations. Organic revenue growth excludes from reported revenues the impact of foreign exchange rate changes, acquisitions, divestitures, transfers between business units, investment income, reimbursable expenses, and unusual items.

Supplemental organic revenue growth information should be viewed in addition to, not instead of, our consolidated statements of income. Industry peers provide similar supplemental information about their revenue performance, although they may not make identical adjustments.

Because we conduct business in more than 120 countries, foreign exchange rate fluctuations have a significant impact on our business. In comparison to the U.S. dollar, foreign exchange rate movements may be significant and may distort true period-to-period comparisons of changes in revenue or pretax income. Therefore, we have:

- isolated the impact of the change in currencies between periods by providing percentage changes on a comparable currency basis for revenue, and have disclosed the impact on expenses and earnings per share, and
- provided this form of reporting to give financial statement users more meaningful information about our operations.

Some tables in the segment discussions reconcile organic revenue growth percentages to the reported revenue growth percentages for the segments and subsegments. We disclose separately:

- the impact of foreign currency, and
- the impact from acquisitions, divestitures, and transfers of business units, which represent the most significant reconciling items.

In an "all other" category, we total other reconciling items that are not generally significant individually or in the aggregate. If there is a significant individual reconciling item within the "all other" category, we provide additional disclosure in a note.

Summary of Results for 2005 through 2007

The consolidated results of continuing operations follow:

(millions) Years ended December 31,	2007	2006	2005
Revenue:			
Commissions, fees and other	**$7,170**	$6,660	$6,507
Investment income	**301**	221	144
Total consolidated revenue	**7,471**	6,881	6,651
Expenses:			
Compensation and benefits	**4,388**	4,225	4,084
Other general expenses	**1,726**	1,637	1,616
Depreciation and amortization	**194**	224	244
Interest expense	**138**	129	125
Provision for New York and other state settlements	**1**	3	5
Total expenses	**6,447**	6,218	6,074
Income from continuing operations before provision for income tax	**$1,024**	$ 663	$ 577
Pretax margin — continuing operations	**13.7%**	9.6%	8.7%

Consolidated Results for 2007 Compared to 2006

Revenue

During 2007, compared to the prior year:

- **Commissions, fees and other** increased $510 million or 8% driven primarily by the impact of changes in foreign exchange rates and organic revenue growth of 2%.
- **Investment income** increased $80 million or 36%. The increase was driven by:
  - non-liquidating distributions from our PEPS I investment of $61 million,
  - $14 million of realized losses on our Endurance warrants in 2006,
  - realized gains from the sale of investments, and
  - higher interest rates on our investment portfolio.

These increases were partially offset by a $35 million gain recognized in 2006 in connection with the contribution of our preferred stock investment in Scandent, received from the sale of our Cambridge operation, to a U.K. pension plan.

Consolidated revenue by geographic area follows:

(millions) Years ended December 31,	2007	% of Total	2006	% of Total	2005	% of Total
United States	**$2,855**	**38%**	$2,789	41%	$2,726	41%
Americas, other than U.S.	**809**	**11**	723	10	646	10
United Kingdom	**1,305**	**18**	1,172	17	1,226	18
Europe, Middle East & Africa	**1,876**	**25**	1,636	24	1,530	23
Asia Pacific	**626**	**8**	561	8	523	8
Total revenue	**$7,471**	**100%**	$6,881	100%	$6,651	100%

We attribute revenues to geographic areas based on the location of the resources producing the revenues.

- **U.S.** revenue increased $66 million or 2%, reflecting growth in our retail business and affinity operations, partially offset by soft market conditions in reinsurance and investment gains being impacted by last year's gain on the contribution of our Scandent preferred stock.
- **Americas other than U.S.** revenue increased $86 million or 12%, due to strong growth in Latin America and the impact of foreign exchange rates.
- **United Kingdom** revenue increased $133 million or 11% driven by favorable foreign exchange, the impact of acquisitions, higher investment income and a gain on the sale of a book of business.
- **Europe, Middle East & Africa** revenue increased $240 million or 15% as a result of favorable foreign exchange, higher investment income, acquisitions and organic revenue growth, most notably in France, Italy, Spain, Africa and the Middle East.
- **Asia Pacific** revenue increased $65 million to $626 million, driven by favorable foreign exchange and organic revenue growth in most countries in Asia, which more than offset softness in Australia and the impact of certain regulatory changes in Japan.

Expenses

The increase in total expenses of $229 million or 4% from 2006 is driven by:

- $163 million or 4% increase in **compensation and benefits**, reflecting $189 million of unfavorable foreign exchange as well as higher salary and incentive costs, which more than offset significant pension savings, lower restructuring costs and the benefits of the 2005 restructuring program. Reduced pension expense was due primarily to plan amendments in the U.S. and U.K.
- $89 million or 5% increase in **other general expenses,** reflecting unfavorable foreign exchange, the gain on the 2006 sale of our building in Spain, the impact of acquisitions and the settlement of litigation in early 2007 for acquired employees in our U.K. reinsurance business. These items more than offset a 2006 property and casualty reserve increase and 2007 gains from the sale of businesses.
- $9 million increase in **interest expense** resulting from higher interest rates and foreign exchange translation.

These increases in expenses were partially offset by a $30 million decrease in **depreciation and amortization** due to lower write-offs and a lower depreciable base than the prior year.

Income from Continuing Operations before Provision for Income Tax and Cumulative Effect of a Change in Accounting Principle

Income from continuing operations was $1,024 million, a 54% increase from $663 million in 2006. The increase was driven by improved profitability in our brokerage and consulting segments, distributions from our PEPS I investment, and an increase in our property and casualty reserves in 2006.

Provision for Income Taxes

The effective tax rate on income from continuing operations was 34.4% in 2007 and 32.6% in 2006.

Differences between the overall effective tax rate and the U.S. federal statutory rate are typically due to U.S. state income taxes and differences between U.S. and international tax rates. Changes in the mix between our U.S. and international pretax income directly affect our effective tax rates. In 2007 and 2006, our effective tax rate also reflects the favorable resolution of tax examination issues, adjustments, and tax credits. In addition, our 2007 rate was impacted by changes in corporate tax rates in certain foreign countries, most notably in the United Kingdom, which reduced the enacted corporate tax rate from 30% to 28%. While the lower U.K. tax rate will benefit Aon's recurring effective tax rate in future periods, we had to remeasure our U.K. deferred tax assets using the new enacted tax rate, resulting in a one-time non-cash expense of $24 million. For a summary of these effects, please see the rate reconciliation provided in Note 8 to the consolidated financial statements.

Income from Continuing Operations

In 2007, compared to 2006:

- **Income from continuing operations** rose to $672 million ($2.10 diluted net income per share) from $447 million ($1.33 diluted net income per share). 2007 income from continuing operations included currency translation gains of $0.06 per share, compared to currency translation losses of $0.04 per share in 2006.
- **Basic net income per share from continuing operations** increased to $2.25 from $1.41.

Discontinued Operations

After-tax income from discontinued operations was:

- **$192 million in 2007** ($0.65 and $0.59 per basic and dilutive net income per share, respectively). These results include a full year of operations for CICA and Sterling ($0.63 and $0.58 per basic and dilutive net income per share, respectively) as well as residual settlement activity relating to our 2006 AWG and CPG disposals.
- **$272 million in 2006** ($0.86 and $0.80 per basic and dilutive income per share, respectively). Results in 2006 include a full year of operations for CICA and Sterling ($0.56 and $0.52 per basic and dilutive net income per share, respectively) and eleven months of operations and the gain on sale of AWG and CPG ($0.27 and $0.25 per basic and dilutive net income per share, respectively).

Revenue for discontinued operations decreased to $2.5 billion in 2007 from $3.4 billion in 2006 due to the inclusion in 2006 of AWG and CPG. CICA's revenue increased 21% to $2.5 billion on the strength of Sterling's Medicare Advantage product. After-tax income from discontinued operations declined $80 million to $192 million, driven by the inclusion last year of AWG and CPG results, along with the gain on the sale of those two operations. CICA's results improved $7 million to $186 million. An increase in pretax income, driven by increased revenue, was mainly offset by lower margins at Sterling and a higher tax provision, resulting from a $28 million non-recurring tax adjustment related to the recognition of deferred taxes of CICA's foreign subsidiaries.

See Note 5 to the consolidated financial statements, "Disposal of Operations," for further information.

Consolidated Results for 2006 Compared to 2005

Revenue

In 2006, compared to the prior year:

- **Commissions, fees and other** increased by $153 million or 2%, driven by 2% organic revenue growth in Risk and Insurance Brokerage Services and 4% organic growth in Consulting.
- **Investment income** increased $77 million or 53%, driven by higher interest rates and a $35 million gain recognized in connection with the contribution of our Scandent preferred stock investment to a U.K. pension plan.

By geography:

- **U.S.** revenue, which represented 41% of total revenue, increased $63 million or 2%, reflecting improved results in our retail business and increased investment income.
- **Americas other than U.S.** revenue increased 12% to $723 million, due to strong growth in Latin America.
- **United Kingdom** revenue decreased $54 million or 4%, reflecting soft market conditions in our retail and reinsurance lines, partially offset by growth in our consulting business.
- **Europe, Middle East & Africa** revenue increased 7% to $1.6 billion, as a result of acquisitions and organic growth in our retail business.

Asia Pacific revenue increased $38 million or 7% to $561 million, driven by acquisitions and organic revenue growth in emerging markets in Asia.

Expenses

The $144 million or 2% increase in total expenses versus 2005 is driven by:

- $141 million or 3% increase in **compensation and benefits**, reflecting higher salary and incentive costs, the impact of acquisitions and unfavorable foreign exchange, and
- an increase of $21 million or 1% in **other general expenses**, primarily reflecting a property and casualty reserve increase, hedging losses, and unfavorable foreign exchange, partially offset by a $30 million gain on the sale of our building in Spain.

These increases were somewhat offset by a decrease of $20 million in **depreciation and amortization** expense, reflecting greater asset disposals and impairments in 2005.

Income from Continuing Operations before Provision for Income Tax and Cumulative Effect of a Change in Accounting Principle

Income from continuing operations before provision for income tax increased $86 million to $663 million. The increase was driven by organic revenue growth across each segment along with estimated restructuring savings of $119 million, partially offset by higher compensation and benefits costs.

Provision for Income Taxes

The effective tax rate on income from continuing operations was 32.6% in 2006 and 27.9% in 2005. Differences between the overall effective tax rate and the U.S. federal statutory rate are typically due to U.S. state income taxes and differences between U.S. and international tax rates. Changes in the mix between our U.S. and international pretax income directly affect our effective tax rates. In 2006 and 2005, our effective tax rate also reflects the favorable resolution of tax examination issues, adjustments, and tax credits.

Income from Continuing Operations

In 2006, compared to 2005:

- **Income from continuing operations** rose to $447 million ($1.33 dilutive net income per share) from $416 million ($1.24 dilutive net income per share). For 2006, income from continuing operations included currency translation losses of $0.04 per share, compared to currency translation gains of $0.05 per share in 2005.
- **Basic net income per share from continuing operations** increased to $1.41 from $1.28.

To compute income per share in 2005, we deducted dividends paid on the redeemable preferred stock from net income. The redeemable preferred stock was redeemed and retired in September 2005.

Discontinued Operations

After-tax income from discontinued operations was:

- **$272 million in 2006** ($0.86 and $0.80 per basic and dilutive net income per share, respectively). 2006 discontinued operations include full year results for CICA and Sterling ($0.56 and $0.52 per basic and dilutive net income per share, respectively) and eleven months of operations and gain on sale of AWG and CPG ($0.27 and $0.25 per basic and dilutive net income per share, respectively.)
- **$319 million in 2005** ($0.99 and $0.93 per basic and dilutive net income per share, respectively). Results in 2005 include full year results for CICA, Sterling, AWG and CPG ($0.69 and $0.65 per basic and dilutive net income per share, respectively), along with nine months of operations and the gain on sale of our Swett & Crawford operation ($0.33 and $0.31 per basic and dilutive net income per share, respectively).

REVIEW BY SEGMENT

General

Aon classifies its businesses into two operating segments: Risk and Insurance Brokerage Services and Consulting (see Note 16 to the consolidated financial statements for further information).

Aon's operating segments are identified as those that report separate financial information and are evaluated regularly when we are deciding how to allocate resources and assess performance.

Segment revenue includes investment income generated by invested assets of that segment, as well as the impact of related derivatives. Our Risk and Insurance Brokerage Services and Consulting businesses invest funds held on behalf of clients and operating funds in short-term obligations.

The following tables and commentary provide selected financial information on the operating segments.

(millions) Years ended December 31,	2007	2006	2005
Operating segment revenue: (1)			
Risk and Insurance Brokerage Services	**$6,059**	$5,628	$5,367
Consulting	**1,352**	1,282	1,255
Income before income tax:			
Risk and Insurance Brokerage Services	**$1,037**	$ 841	$ 702
Consulting	**189**	120	110
Pretax Margins:			
Risk and Insurance Brokerage Services	**17.1%**	14.9%	13.1%
Consulting	**14.0%**	9.4%	8.8%

(1) Intersegment revenues of $29 million, $59 million and $46 million were included in 2007, 2006 and 2005, respectively. See Note 16 to the consolidated financial statements for further information.

Risk and Insurance Brokerage Services

Aon is a leader in many sectors of the insurance industry. Aon was ranked by *A.M. Best* as the number one global insurance brokerage in 2007 based on brokerage revenues, and voted the best insurance intermediary and best reinsurance intermediary in 2007 by the readers of *Business Insurance*.

Changes in premiums have a direct and potentially material impact on the insurance brokerage industry, as commission revenues are generally based on a percentage of the premiums paid by insureds. Insurance premiums are cyclical, and may vary widely based on market conditions. Premium rates usually increase when the industry has heavier than expected losses or capital shortages; this situation is referred to as a "hard market." A hard market tends to increase commission revenues. Conversely, a "soft market," characterized by flat or reduced premium rates, results from increased competition for market share among insurance carriers or increased underwriting capacity. A soft market tends to reduce commission revenues. Hard and soft markets may be broad-based or more narrowly focused across certain product lines or geographic areas. Markets began softening in 2004. We experienced a soft market in many business lines/segments and in many geographic areas in 2007. Prices fell throughout the year, with the greatest declines seen in large and middle-market accounts. We expect the soft market to continue into 2008.

Risk and Insurance Brokerage Services generated approximately 82% of Aon's total operating segment revenues in 2007. Revenues are generated primarily through:

- fees paid by clients,
- commissions and fees paid by insurance and reinsurance companies, and
- interest income on funds held on behalf of clients.

Our revenues vary from quarter to quarter throughout the year as a result of:

- the timing of our clients' policy renewals,
- the net effect of new and lost business,
- the timing of services provided to our clients, and
- the income we earn on investments, which is heavily influenced by short-term interest rates.

Our risk brokerage companies operate in a highly competitive industry and compete with many retail insurance brokerage and agency firms, as well as with individual brokers, agents, and direct writers of insurance coverage. Specifically, this segment:

- addresses the highly specialized product development and risk management needs of commercial enterprises, professional groups, insurance companies, governments, healthcare providers, and non-profit groups, among others;
- provides affinity products for professional liability, life, disability income, and personal lines for individuals, associations, and businesses;
- provides reinsurance services to insurance and reinsurance companies and other risk assumption entities by acting as brokers or intermediaries on all classes of reinsurance;
- provides managing underwriting and premium finance services to independent agents and brokers as well as corporate clients;
- provides actuarial, loss prevention, and administrative services to businesses and consumers; and
- manages captive insurance companies.

We review our revenue results using the following subsegments:

- *Risk Management and Insurance Brokerage* encompasses our retail brokerage services, affinity products, managing general underwriting, placement and captive management services, and premium finance services in the following areas: *Americas; United Kingdom; Europe, Middle East & Africa; and Asia Pacific*. In February 2008, we announced that we intend to combine our entire local, regional and national risk and insurance retail brokerage operations into a single, unified business to be called Aon Risk Services.
- *Reinsurance Brokerage and Related Services (Reinsurance)* offers sophisticated advisory services in program design and claim recoveries that:
  - — enhance the risk/return characteristics of insurance policy portfolios,
  - — improve capital utilization, and
  - — evaluate and mitigate catastrophic loss exposures worldwide.

Revenue

This table details Risk and Insurance Brokerage Services revenue by subsegment:

(millions) Years ended December 31,	**2007**	2006	2005
Americas	**$2,405**	$2,319	$2,139
United Kingdom	**815**	732	792
Europe, Middle East & Africa	**1,375**	1,177	1,150
Asia Pacific	**506**	478	441
Reinsurance	**958**	922	845
Total revenue	**$6,059**	$5,628	$5,367

In 2007, revenue increased $431 million or 8% from 2006 due to growth in our retail and reinsurance operations, as well as higher investment income.

This table reconciles organic revenue growth to reported revenue growth in 2007 versus 2006:

Year ended December 31, 2007	Percent Change	Less: Currency Impact	Less: Acquisitions, Divestitures & Transfers	Less: All Other	Organic Revenue Growth
Americas	4%	1%	—%	(2)%	5%
United Kingdom	11	7	2	2	—
Europe, Middle East & Africa	17	8	1	4	4
Asia Pacific	6	9	(3)	(2)	2
Reinsurance	4	2	1	(1)	2
Total revenue	8%	4%	1%	—%	3%

Organic revenue growth for the entire segment was 3%.

The 4% reported growth in **Americas** reflects strong new business growth in our U.S. retail, Affinity and Latin America operations; favorable foreign exchange rates; and increased investment income. This growth was net of a $35 million gain in 2006 related to the contribution of our Scandent preferred stock investment to one of our U.K. pension plans.

United Kingdom revenue increased 11%, driven by favorable foreign currency translation, the impact of acquisitions, higher investment income and a gain on the sale of a book of business.

Europe, Middle East & Africa revenue increased 17%, driven by favorable foreign exchange rates, higher investment income and 4% organic revenue growth, most notably in emerging markets and in Continental Europe.

Asia Pacific revenue increased 6%, driven by positive foreign currency translation and organic revenue growth in most markets in Asia. However, this increase was partially offset by the impact of certain regulatory changes in Japan and soft market conditions in Australia.

Reinsurance revenue increased 4%, due to favorable foreign currency translation, the impact of acquisitions and 2% organic revenue growth mainly driven by international markets, offset by soft market conditions in the U.S.

This table shows Risk and Insurance Brokerage Services revenue by geographic area and total pretax income:

(millions) Years ended December 31,	**2007**	**% of Total**	2006	% of Total	2005	% of Total
United States	**$2,159**	**36%**	$2,133	38%	$1,982	37%
Americas, other than U.S.	**661**	**11**	586	10	530	10
United Kingdom	**1,036**	**17**	946	17	1,021	19
Europe, Middle East & Africa	**1,636**	**27**	1,439	26	1,344	25
Asia Pacific	**567**	**9**	524	9	490	9
Total revenue	**$6,059**	**100%**	$5,628	100%	$5,367	100%
Income before income tax	**$1,037**		$ 841		$ 702	

U.S. revenue rose 1% over 2006 as strong new business, effective renewal book management in U.S. retail and investment income gains were partially offset by last year's gain on the contribution of our Scandent preferred stock and soft market conditions in our reinsurance business.

Americas other than U.S. revenue increased 13% due to strong organic revenue growth in Latin America and the favorable impact of foreign currency translation.

The 10% increase in **United Kingdom** revenue is driven by the impact of favorable foreign currency translation, acquisitions, higher investment income, and the gain on the sale of a book of business.

Europe, Middle East & Africa revenue increased 14% due to positive foreign currency translation, higher investment income and organic revenue growth.

Asia Pacific revenue increased 8% due to the impact of favorable foreign currency translation and organic revenue growth.

Income Before Income Tax

Pretax income increased $196 million or 23% from 2006 to $1,037 million. In 2007, pretax margins in this segment were 17.1%, up 220 basis points from 14.9% in 2006. Contributing to increased margins and pretax income were:

- 3% organic revenue growth,
- lower pension expense,
- lower restructuring expenses,
- savings from the 2005 restructuring program (primarily workforce reduction),
- $36 million of gains on the sale of businesses, and
- favorable foreign exchange rates.

These increases were partially offset by higher salary costs due to investing in talent and a $21 million litigation settlement for acquired employees in our U.K. reinsurance business. In addition, in 2006, we recognized a $35 million gain on the contribution of our Scandent preferred stock and a $30 million gain on the sale of a building in Spain.

Consulting

Aon Consulting is one of the world's largest integrated human capital consulting organizations. Our consulting segment:

- provides a broad range of consulting services, and
- generated 18% of Aon's total operating segment revenues in 2007.

We review our revenue results using the following subsegments:

- *Consulting Services*, which provides consulting services in six practice areas:
  1. *Employee Benefits* advises clients about how to structure, fund, and administer employee benefit programs that attract, retain, and motivate employees. Benefits consulting includes health and welfare, retirement, executive benefits, absence management, compliance, employer commitment, investment advisory and elective benefit services.
  2. *Compensation* focuses on designing salary, bonus, commission, stock option, and other pay structures, with special expertise in the financial services and technology industries.
  3. *Management Consulting* helps clients in process improvement and design, leadership, organization and human capital development, and change management.
  4. *Communications* advises clients on how to communicate initiatives that support their corporate vision.
  5. *Strategic Human Resource Consulting* advises complex global organizations on talent, change and organization effectiveness issues, including assessment, selection performance management, succession planning, organization design and related people-management programs.
  6. *Financial Advisory and Litigation Consulting* provide consulting services, including white collar and financial statement investigation, securities litigation, financial due diligence, financial valuation services, and other related specialties.
- *Outsourcing,* which offers employment processing, performance improvement, benefits administration and other employment-related services.

Revenue

In 2007, revenues of $1,352 million were 5% higher than 2006. On an organic basis, revenue declined 1% from 2006.

This table details Consulting revenue by subsegment.

(millions) Years ended December 31,	**2007**	2006	2005
Consulting services	**$1,117**	$ 989	$ 981
Outsourcing	**235**	293	274
Total revenue	**$1,352**	$1,282	$1,255

This table reconciles organic revenue growth to reported revenue growth in 2007 versus 2006.

Year ended December 31, 2007	Percent Change	Less: Currency Impact	Less: Acquisitions, Divestitures & Transfers	Less: All Other	Organic Revenue Growth
Consulting services	13%	4%	2%	2%	5%
Outsourcing	(20)	3	—	(1)	(22)
Total revenue	5%	4%	2%	—%	(1)%

On a subsegment basis,

- **Consulting services** increased $128 million or 13%, reflecting growth in most major practice groups and geographies, favorable foreign currency translation, and the transfer of certain small units from the Risk and Insurance Brokerage Services segment.
- **Outsourcing** revenue declined $58 million or 20%, driven by lower revenue from AT&T. AT&T, our largest outsourcing client, terminated many of its outsourcing services with us in 2006 and terminated our remaining services during 2007.

This table shows Consulting revenue by geographic area and pretax income:

(millions) Years ended December 31,	**2007**	**% of Total**	2006	% of Total	2005	% of Total
Revenue by geographic area:						
United States	**$ 657**	**49%**	$ 708	55%	$ 730	58%
Americas, other than U.S.	**121**	**9**	113	9	100	8
United Kingdom	**275**	**20**	228	18	206	16
Europe, Middle East & Africa	**240**	**18**	197	15	186	15
Asia Pacific	**59**	**4**	36	3	33	3
Total revenue	**$1,352**	**100%**	$1,282	100%	$1,255	100%
Income before income tax	**$ 189**		$ 120		$ 110	

- **U.S.** revenue decreased $51 million in 2007, primarily due to reduced outsourcing business triggered by the loss of revenue from AT&T (see above), partially offset by organic revenue growth in Consulting Services and a $5 million gain on the sale of an investment.
- **Americas other than U.S.** revenue grew 7%, reflecting improved results in Canada and favorable foreign exchange.
- **United Kingdom** revenue rose 21%, due to favorable foreign exchange and organic revenue growth.
- **Europe, Middle East & Africa** and **Asia Pacific** revenue increased 22% and 64%, respectively, driven by favorable foreign currency translation, the transfer in of certain small units from our brokerage segment, and organic revenue growth.

Income Before Income Tax

Pretax income was $189 million, an increase of $69 million or 58% from 2006. 2007 pretax margins in this segment were 14.0%, an increase of 460 basis points from 9.4% in 2006. The pretax income and margin improvement was principally driven by:

- organic revenue growth in Consulting Services,
- the favorable impact of foreign currency translation,
- lower restructuring costs,
- benefits related to the 2005 restructuring program,
- disciplined expense management in the U.S., and
- the gain on the sale of an investment.

Unallocated Income and Expense

Unallocated income consists primarily of investment income (including income or loss on investment disposals and other-than-temporary impairment losses), which is not otherwise reflected in the operating segments. We include invested assets and related investment income not directly required to support the risk and insurance brokerage services and consulting businesses.

Through March 31, 2006, we carried our investment in Endurance warrants at fair value and recorded changes in the fair value through unallocated investment income. On March 31, 2006, we contributed the investment in Endurance warrants to our U.K. pension plans.

Private equities are principally carried at cost; however, where we have significant influence, they are reported using the equity method of accounting. These investments usually do not pay dividends. LPs are accounted for using the equity method and changes in the value of the underlying LP investments flow through unallocated investment income.

Unallocated income also includes the operations of our Property and Casualty runoff business. We previously included results related to this business in our former Insurance Underwriting segment.

This table details our unallocated income and expense.

(millions) Years ended December 31,	**2007**	2006	2005
Unallocated investment income	**$ 81**	$ 15	$ 5
Unallocated expense	**(132)**	(106)	(112)
Property & Casualty — revenue	**8**	15	70
Property & Casualty — expense	**(21)**	(93)	(73)
Interest expense	**(138)**	(129)	(125)
	$(202)	$(298)	$(235)

Unallocated investment income was $81 million in 2007, an increase of $66 million over 2006 and was driven by:

- an increase in income from our PEPS I investment of $61 million (see "Distributions from PEPS I" within the Key Recent Events section), and
- a decrease of $14 million in 2006 in the fair value of our investment in Endurance warrants. We contributed these warrants to the U.K. pension plans on March 31, 2006.

Unallocated expenses include corporate governance costs not attributable to the operating segments. These expenses increased to $132 million in 2007 from $106 million in 2006, driven by:

- higher Corporate executive staff expenses,
- resolution of a $15 million reconciliation difference in the U.K., and
- expenses associated with a review of historical equity compensation practices.

Property and Casualty revenues declined from $15 million in 2006 to $8 million in 2007, as that business continues to wind down. Associated **expenses** were $21 million in 2007 versus $93 million in 2006. 2006's results included an increase in our reserves of $81 million, reflecting adverse development, refined assumptions and additional claim information relating to programs placed in runoff.

Interest expense, which represents the cost of our worldwide debt obligations, increased $9 million in 2007 to $138 million, principally due to higher interest rates and the impact of foreign exchange rates.

FINANCIAL CONDITION AND LIQUIDITY

Liquidity

Our operating subsidiaries obtain liquidity through selling their products and services and collecting their receivables. These subsidiaries use the funds collected to pay creditors and employees and to fund acquisitions. They segregate funds that Aon is holding on behalf of clients to satisfy policyholder liabilities, so they are not available for other uses. We believe that our operating subsidiaries will have adequate liquidity to meet their needs in the foreseeable future and to provide funds to the parent company. Since government regulations limit payment of dividends from our underwriting subsidiaries, dividends depend on the subsidiaries' surplus and future earnings.

Our parent company's routine liquidity needs include paying corporate expenses, servicing debt, and paying dividends on Aon's outstanding stock. We meet these requirements primarily through dividends and internal financing from our operating subsidiaries. We may also use available liquidity for capital expenditures and repurchasing common stock.

Cash in our consolidated statements of financial position includes funds available for operations.

During 2007, we:

- redeemed $250 million of debt securities in January 2007,
- redeemed all of our remaining 3½% Senior Convertible Debentures that were due in 2012. We converted these debentures into approximately 14 million shares of Aon common stock, and
- spent $751 million to repurchase 19.1 million of our outstanding shares of common stock.

In 2007, total cash contributions to our major defined benefit pension plans were $211 million, versus cash contributions of $204 million in 2006. Also in 2006, we contributed $166 million of non-cash financial instruments to certain of our U.K. plans. Under current rules and assumptions, we anticipate 2008 contributions to our major defined benefit pension plans of approximately $195 million.

In 2007, our principal U.K. subsidiary agreed with the trustees of the plan to contribute £9.4 million ($19 million) per year to one of our U.K. pension plans for the next six years, with the amount payable increasing by 5.3% on each April 1. These contributions are in addition to the normal employer contributions to the plan. The trustees of the plan:

- have certain rights to request that our U.K. subsidiary advance an amount equal to an actuarially determined winding-up deficit. As of December 31, 2006, the estimated winding-up deficit was £300 million ($595 million at December 31, 2007 exchange rates).
- have accepted in practice the agreed-upon schedule of contributions and have not requested an advance.

Cash Flows & Financial Condition

Cash flows from operations represent the net income we earned in the reported periods adjusted for non-cash charges and changes in operating assets and liabilities.

Cash flows provided by operating activities for the twelve months ended December 31, 2007 and 2006 are as follows:

(millions) Twelve months ended December 31,	2007	2006
Insurance Underwriting operating cash flows (including AWG & CPG for 2006)	**$ 335**	$ 522
All other operating cash flows	**904**	596
	1,239	1,118
Change in funds held on behalf of brokerage and consulting clients	**50**	(150)
Cash provided by operating activities	**$1,289**	$ 968

Insurance Underwriting operating cash flows

Our 2007 insurance underwriting operations include accident & health and life and certain property & casualty businesses in runoff. These insurance products have distinct differences in the timing of premiums earned and payment of future liabilities. The 2006 cash flows include the operations of AWG and CPG, sold on November 30, 2006.

The operating cash flow from our insurance subsidiaries was $335 million for 2007, a decrease of $187 million compared to 2006. This decrease was primarily related to the sale of AWG and CPG. For 2007, operating cash flows, analyzed by major income statement component, indicated that premium and other fees collected, net of reinsurance, were $2,339 million compared to $3,546 million in 2006. Investment and other miscellaneous income received was $183 million and $235 million in 2007 and 2006, respectively.

The insurance underwriting subsidiaries used revenues generated from premiums, investments and other miscellaneous income to pay claims and other cash benefits, commissions, general expenses and taxes. Claims and other cash benefits paid were $1,321 million in 2007 versus $1,632 million in 2006. Commissions and general expenses paid were $793 million for 2007, compared to $1,483 million in 2006. Tax payments for 2007 were $73 million compared to $144 million last year.

These subsidiaries invest and use operating cash flows to satisfy future benefits to policyholders and when appropriate, make them available to pay dividends to the Aon parent company.

Generally, the subsidiaries invest in highly liquid and marketable investment grade securities to support policy liabilities. These invested assets are subject to insurance regulations set forth by the various governmental jurisdictions in which they operate, both domestically and internationally. The insurance regulations may restrict both the quantity and quality of various types of assets within the portfolios.

The insurance subsidiaries' policy liabilities are segmented among multiple accident and health and property casualty portfolios. Those portfolios have widely varying estimated durations and interest rate characteristics. Generally, the policy liabilities are not subject to interest rate volatility risk. Therefore, in many of the portfolios, asset and policy liability duration are not closely matched. Interest rate sensitive policy liabilities are generally supported by floating rate assets.

Funds held on behalf of clients

In our Risk and Insurance Brokerage Services and Consulting segments, we typically hold funds on behalf of clients as a result of:

- premiums received from clients that are in transit to insurers. These premiums held on behalf of, or due from, clients are reported as assets with a corresponding liability due to the insurer.
- claims due to clients that are in transit from insurers. Claims held by, or due to us and which are due to clients, are also shown as both assets and liabilities.

These funds held on behalf of clients are generally invested in interest bearing trust accounts and can fluctuate significantly depending on when we collect cash from our clients and when premiums are remitted to the insurance carriers.

All other operating cash flows

The operating cash flow from our Risk and Insurance Brokerage Services and Consulting segments, as well as related corporate items, was $904 million in 2007 compared to $596 million in 2006. These amounts exclude the change in funds held on behalf of clients as described above. The operating cash flows depend on the timing of receipts and payments related to revenues, incentive compensation, other operating expenses and income taxes.

Aon uses the excess cash generated by our brokerage and consulting businesses as well as dividends received from the insurance subsidiaries to meet its liquidity needs, which consist of servicing its debt, paying dividends to its stockholders and repurchasing outstanding shares.

Investing and Financing Activities

We used the consolidated cash flow from operations (net of funds held on behalf of clients) for:

- investing activities of $463 million. The cash flows used by investing activities included purchases, net of sales of investments, of $95 million; capital expenditures, net of disposals, of $170 million; and acquisition of subsidiaries, net of divestitures of $198 million.
- financing needs of $579 million. Financing uses primarily included cash dividends paid to shareholders of $176 million and net share activity of $495 million. Proceeds from financing activities are $92 million from the issuance of debt, net of repayments.

Financial Condition

Due to the nature of operations, insurance underwriting organizations generally do not classify assets and liabilities on their statements of financial position as current and noncurrent, and we had not previously reported a classified statement of financial position. Due to the pending sales of a majority of our underwriting operations, at December 31, 2007 we have reported our statements of financial position on a classified basis.

Comparing year-end 2007 with year-end 2006:

- **Working capital** increased $133 million to $3.4 billion.
- **Receivables** and **Insurance premium payables** declined $253 million and $206 million, respectively. The decrease in both receivables and payables reflects:
  - — The timing of receipts and payments,
  - — Client demands for risk programs, and
  - — The effect of foreign exchange rates
- Net assets of our CICA and Sterling subsidiaries increased $223 million.
- **Short-term debt** increased by $210 million as a result of considering $250 million of our borrowings under our Euro facility as payable within a year.
- **Goodwill** increased $414 million as a result of several acquisitions made during the year in our Risk and Insurance Brokerage segment, which was slightly offset by the sale of two MGUs.
- **Long-term debt** decreased by $350 million, reflecting decreases in U.S. borrowings, offset in part by higher Euro facility borrowings.
- **Pensions, post employment and post retirement liabilities** declined by $190 million as a result of cash contributions to our various pension plans.
- **Other non-current liabilities** decreased by $124 million due primarily to lower restructuring reserves and a decline in our policy and contract claims reserves at our property and casualty runoff business.

Investments

We invest in broad asset categories related to our diversified operations. In managing our investments, our objective is to maximize earnings while monitoring asset and liability durations, interest and credit risks, and regulatory requirements. We do not allocate to the operating segments invested assets or related investment income not directly required to support the insurance brokerage and consulting businesses.

See Note 6 to our consolidated financial statements for more information on our investments.

Borrowings

Total debt at December 31, 2007, was $2.1 billion, a decrease of $140 million from December 31, 2006. Our long-term debt decreased by $350 million compared to year-end 2006. This decrease results from:

- redeeming $250 million of debt securities in January 2007, and
- converting $300 million of our outstanding 3½% Senior Convertible Debentures that were due in 2012 to our common stock.

These decreases were partially offset by higher borrowings in Europe.

Our total debt as a percentage of total capital was 25.6% and 30.5% at December 31, 2007 and 2006, respectively.

We have disclosed future payments of our long-term debt and operating lease commitments (with initial or remaining non-cancelable lease terms in excess of one year) in Note 7 to the consolidated financial statements.

At December 31, 2007, we had a $600 million unused U.S. committed bank credit facility, which expires in February 2010, to support commercial paper and other short-term borrowings. This facility allows us to issue up to $150 million in letters of credit.

We also have several foreign credit facilities available. At December 31, 2007, we had available to us:

- a five-year €650 million ($942 million) multi-currency facility, of which $795 million was outstanding at December 31, 2007. See Note 7 to the consolidated financial statements for further discussion on both our U.S. and Euro facilities.
- a £37.5 million ($74 million) facility.
- a 364-day €25 million (U.S. $36 million) facility.
- a €20 million (U.S. $29 million) open-ended facility.

This table shows the major rating agencies' ratings of our debt at February 25, 2008:

	Senior long-term debt		Commercial paper	
	Rating	**Outlook**	**Rating**	**Outlook**
Standard & Poor's	BBB+	Stable	A-2	Stable
Moody's Investor Services	Baa2	Positive	P-2	Positive
Fitch, Inc.	BBB+	Stable	F-2	Stable

During 2007, Standard & Poor's changed its outlook on Aon's commercial paper from positive to stable.

A downgrade in the credit ratings of our senior debt and commercial paper would:

- increase our borrowing costs and reduce our financial flexibility, and
- increase our commercial paper interest rates or possibly restrict our access to the commercial paper market altogether. Although we have committed backup lines, we cannot ensure that our financial position will not be hurt if we can no longer access the commercial paper market.

Stockholders' Equity

Stockholders' equity increased $1.0 billion during 2007 to $6.2 billion, driven primarily by:

- $864 million of net income, and
- a $495 million increase in capital stock and additional paid-in-capital, principally due to the redemption of our 3½% senior convertible debentures, as well as stock issued in connection with employee benefit plans.

Partially offsetting this increase was a $391 million increase in treasury stock, reflecting stock repurchases, net of reissuance of treasury stock in connection with employee benefit plans.

Accumulated other comprehensive loss decreased $284 million since December 31, 2006. Compared to year-end 2006:

- net foreign exchange translation increased by $166 million because of the weakening of the U.S. dollar against foreign currencies,
- net derivative gains increased $9 million,
- net unrealized investment gains rose $3 million, and
- our net recognized losses and unrecognized prior service credits decreased by $106 million.

Off Balance Sheet Arrangements

We record various contractual obligations as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in our consolidated financial statements, but we are required to disclose them.

Aon and its subsidiaries have issued letters of credit to cover contingent payments of approximately $4 million for taxes and other business obligations to third parties. We accrue amounts in our consolidated financial statements for these letters of credit to the extent they are probable and estimable.

Following the guidance of FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and other relevant accounting guidance, we use special purpose entities and qualifying special purpose entities ("QSPE's"), also known as special purpose vehicles, in some of our operations.

Reinsurance Guarantee

In connection with the AWG transaction, we issued an indemnification which protects the purchaser from credit exposure relating to the property and casualty reserves that have been reinsured. These reinsurance recoverables amount to $846 million at December 31, 2007. We recorded a $13 million liability reflecting the fair value of this indemnification as of November 30, 2006. The value is approximately $12 million as of December 31, 2007. The indemnification represents the present value of the indemnification on the credit risk of the reinsurers.

Premium Financing

Some of our U.S., U.K., Canadian, and Australian subsidiaries originate short-term loans (generally with terms of 12 months or less) to businesses to finance their insurance premium obligations, and then sell these premium finance agreements in securitization transactions that meet the criteria for sale accounting. These sales involve:

- special purpose entities ("SPEs"), which are considered QSPEs by Statement No. 140, and following Statement No. 140, should not be consolidated in the financial statements of a transferor or its affiliates (Aon's subsidiaries), and
- multi-seller, non-qualified bank commercial paper conduit SPEs ("Bank SPEs"), which are variable interest entities according to FIN 46.

We have analyzed qualitative and quantitative factors related to our subsidiaries' interests in the Bank SPEs and have determined that these subsidiaries are not the sponsors of the Bank SPEs. Additionally, independent third parties:

- have made substantial equity investments in the Bank SPEs,
- have voting control of the Bank SPEs, and
- generally bear the risks and rewards of ownership of the assets of the Bank SPEs.

Thus, we have concluded that non-consolidation of the Bank SPEs is appropriate given that our subsidiaries do not have significant variable interests.

Through the securitization agreements, we, or one of our QSPEs, sell undivided interests in specified premium finance agreements to the Bank SPEs. The total amount advanced on premium finance agreements sold to the Bank SPEs at any one time is limited by the securitization agreements to $1.8 billion. The Bank SPEs had advanced $1.5 billion and $1.7 billion at December 31, 2007 and 2006, respectively. The:

- origination and sale of eligible premium finance agreements to the Bank SPEs increase available advances, and
- collections on previously sold agreements, which we administer, reduce available advances.

We record gains associated with the sale of receivables. When we calculate the gain, we include all anticipated fees we incurred for this facility. The gains, which are included in commissions, fees and other revenue in the consolidated statements of income, were $64 million, $63 million, and $65 million for the years ended December 31, 2007, 2006, and 2005, respectively.

We record at fair value our retained interest in the sold premium finance agreements, and report it in insurance brokerage and consulting services receivables in the consolidated statements of financial position. We also retain servicing rights for sold agreements and earn servicing fee income over the servicing period, including these servicing fees in the gain/loss calculation.

Because the fair value of the servicing rights approximates the estimated costs to service the receivables at December 31, 2007 and 2006, we have not recorded any servicing assets or liabilities.

We estimate fair value by discounting estimated future cash flows from our retained interest in the sold receivables, using discount rates that approximate current market rates and expected future prepayment rates.

The Bank SPEs bear the credit risks on the receivables, subject to limited recourse in the form of over-collateralization required on the sales of the receivables.

All but the Australian facility require Aon to maintain the following covenants:

- consolidated net worth, as defined, of at least $2.5 billion,
- consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) to consolidated net interest of at least 4 to 1, and
- consolidated indebtedness to consolidated EBITDA of no more than 3 to 1.

We intend to renew these conduit facilities when they expire. If there were adverse bank, regulatory, tax, or accounting rule changes, our access to the conduit facilities and special purpose vehicles would be restricted. Following the appropriate accounting standards, these special purpose vehicles are not included in our consolidated financial statements.

PEPS I

In 2001, we sold the vast majority of our LP portfolio, valued at $450 million, to PEPS I, a QSPE. The common stock interest in PEPS I is held by a limited liability company owned by us (49%) and by a charitable trust, which we do not control, established for victims of the September 11th attacks (51%). We have not included the assets and liabilities and operations of PEPS I in our consolidated financial statements.

In 2001, PEPS I sold approximately $171 million of investment grade fixed-maturity securities to unaffiliated third parties. PEPS I then paid our insurance underwriting subsidiaries the $171 million in cash and issued them an additional $279 million in fixed-maturity and preferred stock securities.

As part of this transaction, Aon is required to purchase additional fixed-maturity securities from PEPS I in an amount equal to the unfunded LP commitments as they are requested. These fixed-maturity securities are rated below investment grade. As of December 31, 2007, the unfunded commitments amounted to $44 million. These commitments have specific expiration dates, and the general partners may decide not to draw on these commitments.

We received income distributions from our preferred investment in PEPS I of $61 million during 2007, which are included in investment income. Prior to 2007, income distributions received from PEPS I were limited to interest payments on various PEPS I debt instruments. Beginning in 2007, PEPS I had redeemed or collateralized all of its debt, and as a result, began to pay preferred income distributions. Whether we receive additional preferred returns will depend on the performance of the LP interests underlying PEPS I, which we expect to vary from period to period. We do not control the timing of the distributions.

Contractual Obligations

The following table:

- summarizes our significant contractual obligations at December 31, 2007, and the future periods during which we expect to settle these obligations in cash, and
- reflects the timing of principal payments on outstanding borrowings.

We have provided additional details about some of these obligations in our notes to the financial statements:

	Payments due in				
(millions)	2008	2009-2010	2011-2012	2013 and beyond	Total
Short- and long-term borrowings	$ 252	$ 548	$ 607	$ 738	$ 2,145
Interest expense on debt	126	224	158	834	1,342
Operating leases	317	511	405	597	1,830
Pension and other postretirement benefit plan obligations (3)	207	428	566	1,610	2,811
Purchase obligations (1) (2)	282	490	330	256	1,358
Insurance premiums payable	9,468	27	3	—	9,498
Policy and contract claims	35	41	17	21	114
Other long-term liabilities reflected on the consolidated balance sheet under GAAP (4)	18	11	6	6	41
Total-Continuing operations	10,705	2,280	2,092	4,062	19,139
Discontinued operations (5)	520	243	233	1,475	2,471
Total Aon	$11,225	$2,523	$2,325	$5,537	$21,610

(1) Included in purchase obligations are contracts for information technology outsourcing. As of December 31, 2007, we can exit these obligations for termination payments of $81 million. However, given the nature of these contracts, we have included them in our contractual obligations table.

(2) Also included in purchase obligations is a $403 million contract for claims outsourcing in the U.K. We can exit this obligation after 2013 for approximately $40 million.

(3) Pension and other postretirement benefit plan obligations include estimates of our minimum funding requirements, pursuant to ERISA and other regulations and agreements with the Trustees of our U.K. Pension Plans. Nonqualified pension and other postretirement benefit obligations are based on estimated future benefit payments. We may make additional discretionary contributions.

(4) Excludes $57 million of liabilities for unrecognized tax benefits due to our inability to reasonably estimate the period(s) when cash settlements will be made.

(5) A significant amount of CICA's total contractual obligations are for future policy benefits and policy and contract claims.

Market Risk Exposures

We are exposed to potential fluctuations in earnings, cash flows, and the fair value of certain of our assets and liabilities due to changes in interest rates, foreign exchange rates, and equity prices. To manage the risk from these exposures, we enter into a variety of derivative instruments. We do not enter into derivatives or financial instruments for trading purposes.

The following discussion describes our specific exposures and the strategies we use to manage these risks. See Notes 1 and 13 to the consolidated financial statements for a discussion of our accounting policies for financial instruments and derivatives.

We are subject to foreign exchange rate risk from translating the financial statements of our foreign subsidiaries into U.S. dollars. Our primary exposures are to the British pound, the Euro, the Canadian dollar and the Australian dollar. We use over-the-counter (OTC) options and forward contracts to reduce the impact of foreign currency fluctuations on the translation of our foreign operations' financial statements.

Additionally, some of our foreign brokerage subsidiaries receive revenues in currencies that differ from their functional currencies. Our U.K. subsidiary earns approximately 28% of its revenue in U.S. dollars, but most of its expenses are incurred in pounds sterling. Our policy is to convert into pounds sterling sufficient U.S. dollar revenue to fund the subsidiary's pound sterling expenses using OTC options and forward exchange contracts. At December 31, 2007, we have hedged 60% and 48% of our U.K. subsidiaries' expected U.S. dollar transaction exposure for the years ending December 31, 2008 and 2009, respectively. We do not generally hedge exposures beyond three years.

The potential loss in future earnings from market risk sensitive instruments resulting from a hypothetical 10% adverse change in year-end exchange rates would not be material in 2008 and 2009.

Our businesses' income is affected by changes in international and domestic short-term interest rates. We monitor our net exposure to short-term interest rates and as appropriate, hedge our exposure with various derivative financial instruments. A hypothetical, instantaneous parallel decrease in the period end yield curve of 100 basis points would cause a decrease, net of derivative positions, of $31 million to both 2008 and 2009 pretax income.

The valuation of our fixed-maturity investment portfolio is subject to interest rate risk. A hypothetical 1% (100 basis point) increase in long-term interest rates would decrease the fair value of the portfolio at December 31, 2007, and 2006 by approximately $3 million and $6 million, respectively. We have debt outstanding with a fair market value of $2.2 billion and $2.6 billion at December 31, 2007, and 2006, respectively. This fair value was greater than the carrying value by $27 million and $318 million at December 31, 2007 and 2006, respectively. A hypothetical 1% decrease in interest rates would increase the fair value by approximately 4% and 5% at December 31, 2007 and 2006, respectively.

PEPS I — At December 31, 2007, a 10% or 20% decrease in the underlying equity of the limited partnerships would have decreased the value of the preferred stock securities by $15 million and $32 million, respectively.

We have selected hypothetical changes in foreign currency exchange rates, interest rates, and equity market prices to illustrate the possible impact of these changes; we are not predicting market events. We believe these changes in rates and prices are reasonably possible within a one-year period.

Information Concerning Forward-Looking Statements

This report contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: general economic conditions in different countries in which we do business around the world, changes in global equity and fixed income markets that could affect the return on invested assets, fluctuations in exchange and interest rates that could influence revenue and expense, rating agency actions that could affect our ability to borrow funds, funding of our various pension plans, changes in the competitive environment, our ability to implement restructuring initiatives and other initiatives intended to yield cost savings, our ability to successfully close the sales of our CICA and Sterling businesses, the impact of current, pending and future regulatory and legislative actions that affect our ability to market and sell, and be reimbursed at current levels for, our Sterling subsidiary's Medicare Advantage health plans, changes in commercial property and casualty markets and commercial premium rates that could impact revenues, the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries, the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions, the cost of resolution of other contingent liabilities and loss contingencies, and the difference in ultimate paid claims in our underwriting companies from actuarial estimates.

CONSOLIDATED STATEMENTS OF INCOME

(millions, except per share data) *Years ended December 31*	**2007**	2006	2005
REVENUE			
Commissions and fees and other	**$7,170**	$6,660	$6,507
Investment income	**301**	221	144
Total revenue	**7,471**	6,881	6,651
EXPENSES			
Compensation and benefits	**4,388**	4,225	4,084
Other general expenses	**1,726**	1,637	1,616
Depreciation and amortization	**194**	224	244
Interest expense	**138**	129	125
Provision for New York and other state settlements	**1**	3	5
Total expenses	**6,447**	6,218	6,074
INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAX AND ACCOUNTING CHANGE	**1,024**	663	577
Provision for income tax	**352**	216	161
INCOME FROM CONTINUING OPERATIONS	**672**	447	416
INCOME FROM DISCONTINUED OPERATIONS	**316**	419	615
Provision for income tax	**124**	147	296
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	**192**	272	319
INCOME BEFORE ACCOUNTING CHANGE	**864**	719	735
Cumulative effect of change in accounting principle, net of tax	**—**	1	—
NET INCOME	**$ 864**	$ 720	$ 735
NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	**$ 864**	$ 720	$ 733
BASIC NET INCOME PER SHARE:			
Continuing operations	**$ 2.25**	$ 1.41	$ 1.28
Discontinued operations	**0.65**	0.86	0.99
Cumulative effect of change in accounting principle	**—**	—	—
Net income	**$ 2.90**	$ 2.27	$ 2.27
DILUTED NET INCOME PER SHARE:			
Continuing operations	**$ 2.10**	$ 1.33	$ 1.24
Discontinued operations	**0.59**	0.80	0.93
Cumulative effect of change in accounting principle	**—**	—	—
Net income	**$ 2.69**	$ 2.13	$ 2.17
CASH DIVIDENDS PER SHARE PAID ON COMMON STOCK	**$ 0.60**	$ 0.60	$ 0.60
DILUTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING SHARES OUTSTANDING	**323.0**	342.1	341.5

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions) *As of December 31*	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	**$ 584**	$ 281
Short-term investments	**4,331**	4,335
Receivables	**8,378**	8,631
Current income tax receivable	**97**	160
Current deferred tax assets	**46**	30
Other current assets	**149**	156
Assets held for sale	**4,388**	4,050
Total Current Assets	**17,973**	17,643
Goodwill	**4,935**	4,521
Other intangible assets	**204**	145
Fixed assets, net	**498**	456
Long-term investments	**417**	529
Deferred tax assets	**530**	710
Other non-current assets	**391**	380
TOTAL ASSETS	**$24,948**	$24,384
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Insurance premiums payable	**$ 9,498**	$ 9,704
Short-term debt	**252**	42
Accounts payable and accrued liabilities	**1,418**	1,480
Accrued income taxes	**71**	—
Current deferred tax liabilities	**5**	13
Other current liabilities	**284**	207
Liabilities held for sale	**3,025**	2,910
Total Current Liabilities	**14,553**	14,356
Long-term debt	**1,893**	2,243
Deferred tax liabilities	**109**	81
Pension, post employment and post retirement liabilities	**1,251**	1,441
Other non-current liabilities	**921**	1,045
TOTAL LIABILITIES	**18,727**	19,166
STOCKHOLDERS' EQUITY		
Common stock-$1 par value		
Authorized: 750 shares (issued: 2007-361; 2006-347)	**361**	347
Additional paid-in capital	**3,064**	2,583
Retained earnings	**5,607**	4,992
Accumulated other comprehensive loss	**(726)**	(1,010)
Treasury stock at cost (shares: 2007 – 56.7; 2006 – 47.3)	**(2,085)**	(1,694)
TOTAL STOCKHOLDERS' EQUITY	**6,221**	5,218
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$24,948**	$24,384

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions) *Years ended December 31*	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 864	$ 720	$ 735
Adjustments to reconcile net income to cash provided by operating activities			
Gain from disposal of operations	(36)	(46)	(240)
Depreciation and amortization of property, equipment and software	163	201	227
Stock compensation expense	204	153	72
Amortization of intangible assets	42	43	50
Valuation changes on investments, income or loss on disposals and net bond amortization	(8)	(21)	5
Income taxes	249	(173)	148
Contributions to major defined benefit pension plans (in excess of) less than expense	(107)	55	(221)
Cash paid (in excess of) less than expense for restructuring plans	(47)	14	118
Provision for New York and other state settlements	(37)	(72)	(71)
Change in funds held on behalf of brokerage and consulting clients	50	(150)	—
Change in insurance underwriting assets and liabilities			
Operating receivables	48	(266)	27
Other assets including prepaid premiums	39	(134)	(19)
Deferred policy acquisition costs	(30)	32	(72)
Policy liabilities	(7)	587	192
Other liabilities	(6)	181	32
Change in other assets and liabilities			
Net receivables	56	(289)	(34)
Other assets	(16)	76	(54)
Accounts payable and accrued liabilities	(90)	169	107
Other liabilities	(42)	(112)	(116)
CASH PROVIDED BY OPERATING ACTIVITIES	1,289	968	886
CASH FLOWS FROM INVESTING ACTIVITIES			
Sale of investments			
Fixed maturities			
Maturities	141	223	232
Calls and prepayments	71	192	234
Sales	740	1,455	2,053
Equity securities	30	4	11
Other investments	48	33	18
Purchase of investments			
Fixed maturities	(991)	(1,970)	(3,408)
Equity securities	—	(30)	(14)
Other investments	(20)	(19)	(10)
Short-term investments — net	(114)	(470)	(42)
Acquisition of subsidiaries	(251)	(138)	(81)
Proceeds from sale of operations	53	682	364
Property and equipment and other — net	(170)	(152)	(126)
CASH USED BY INVESTING ACTIVITIES	(463)	(190)	(769)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock	28	50	76
Preferred stock redemption	—	—	(50)
Treasury stock transactions — net	(523)	(966)	(25)
Issuances (repayments) of short-term borrowings — net	210	34	5
Issuance of long-term debt	806	567	569
Repayment of long-term debt	(924)	(460)	(586)
Cash dividends to stockholders	(176)	(189)	(193)
CASH USED BY FINANCING ACTIVITIES	(579)	(964)	(204)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	56	(9)	(7)
INCREASE (DECREASE) IN CASH	303	(195)	(94)
CASH AT BEGINNING OF YEAR	281	476	570
CASH AT END OF YEAR	$ 584	$ 281	$ 476

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions) *Years Ended December 31*	**2007**	2006	2005
Common Stock *Balance at January 1*	**$ 347**	$ 344	$ 339
Redemption of convertible debentures	**14**	—	—
Issued for employee benefit plans	—	3	5
Balance at December 31	**361**	347	344
Additional Paid-in Capital *Balance at January 1*	**2,583**	2,405	2,254
Redemption of convertible debentures	**286**	—	—
Employee benefit plans	**195**	178	146
Business combinations	—	—	5
Balance at December 31	**3,064**	2,583	2,405
Retained Earnings *Balance at January 1*	**4,992**	4,531	3,991
Net income	**864**	720	735
Dividends to stockholders	**(176)**	(189)	(194)
Loss on treasury stock reissued	**(66)**	(36)	—
Adjustment to initially apply FASB Statement No. 158, net of tax	—	(33)	—
Dividend equivalents	**(7)**	(1)	(1)
Balance at December 31	**5,607**	4,992	4,531
Accumulated Other Comprehensive Income (Loss) *Balance at January 1*	**(1,010)**	(1,155)	(681)
Net derivative gains (losses)	**9**	26	(51)
Net unrealized investment gains (losses)	**3**	21	(10)
Net foreign exchange translation	**166**	237	(240)
Net post-retirement benefit obligation	**106**	210	(173)
Other comprehensive income (loss)	**284**	494	(474)
Adjustment to initially apply FASB Statement No. 158, net of tax	—	(349)	—
Balance at December 31	**(726)**	(1,010)	(1,155)
Treasury Stock *Balance at January 1*	**(1,694)**	(808)	(783)
Cost of shares acquired	**(751)**	(1,048)	(25)
Shares reissued at average cost	**360**	162	—
Balance at December 31	**(2,085)**	(1,694)	(808)
Stockholders' Equity at December 31	**$6,221**	$5,218	$5,312
Comprehensive Income			
Net income	**$ 864**	$ 720	$ 735
Other comprehensive income (loss)	**284**	494	(474)
Comprehensive income	**$1,148**	$1,214	$ 261

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Principles and Practices

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of Aon Corporation and its majority-owned subsidiaries ("Aon" or the "Company"), excluding special-purpose entities ("SPEs") considered variable interest entities ("VIEs") for which Aon is not the primary beneficiary. All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the amounts reported.

Certain amounts in prior years' consolidated financial statements and footnotes related to discontinued operations have been reclassified to conform to the 2007 presentation. As a result of the pending sale of the Company's CICA and Sterling subsidiaries, the assets and liabilities of these subsidiaries have been reclassified to assets held for sale and liabilities held for sale, respectively. Due to the nature of operations, insurance underwriting organizations generally do not classify assets and liabilities on their statements of financial position as current and noncurrent, and Aon had previously not reported a classified statement of financial position. Due to the pending sales of a majority of the underwriting operations (see Note 5), at December 31, 2007 Aon has reported its statements of financial position on a classified basis.

Segment Reporting

Aon classifies its businesses into two operating segments: Risk and Insurance Brokerage Services and Consulting. Unallocated income and expense, when combined with the operating segments and after the elimination of intersegment revenues, totals to the amounts included in the consolidated financial statements. Results relating to Aon's accident, health and life operations, which were previously reported in a separate Insurance Underwriting segment, have been reclassified to discontinued operations for all periods presented. The remaining operations that were previously reported in the Insurance Underwriting segment, which relate to property and casualty insurance that is in runoff, are now included in unallocated income and expense for all periods presented.

Revenue Recognition

Revenue is recognized when all elements of revenue recognition exist. Those elements are (1) persuasive evidence of an agreement with the client, (2) a fixed and determinable price for services, (3) those services have been rendered, and (4) collectibility is reasonably assured.

Commissions and Fees

Commission revenue is primarily recognized at the later of the billing or the effective date of the related insurance policy, net of an allowance for estimated policy cancellations. The allowance is based on an evaluation of relevant historical data. Where all of the elements of revenue recognition have been met, but processing has not yet occurred in the billing system due to timing, an accrual is recorded based on an analysis of the specific transactions. For policies that are billed in installments, revenue is recognized when Aon has sufficient information to estimate the amounts. When insurance underwriters directly bill clients, Aon's revenue is recognized when the cash is received or amounts due to Aon become determinable. Commissions on premium adjustments are recognized as they occur.

Fees for claims and consulting services are recognized when the services are rendered. For some clients, Aon has outsourcing arrangements that are spread over multiple years. Revenues received from these arrangements are recorded on a gross basis, inclusive of amounts ultimately passed through to subcontractors, as long as Aon maintains the performance obligation, and are recorded ratably over the life of the contract.

Reinsurance

Reinsurance premiums, commissions and expense reimbursements on reinsured business are accounted for consistently with the accounting for the original policies issued and the terms of the reinsurance contracts. Reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

Income Taxes

Deferred income taxes are provided for the effect of temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that are currently in effect. Valuation allowances are recognized when, based on available evidence, it is more likely than not that a net deferred tax asset may not be realized.

Income Per Share

Basic net income per share is computed by dividing net income available for common stockholders by the weighted-average number of common shares outstanding. Net income available for common stockholders is net of all preferred stock dividends. Diluted net income per share is computed by dividing net income available for common stockholders by the weighted-average number of common shares outstanding, plus the dilutive effect of stock options and awards. The dilutive effect of stock options and awards is calculated under the treasury stock method using the average market price for the period. Certain common stock equivalents related to options were not included in the computation of diluted income per share because those options' exercise price was greater than the average market price of the common shares. The number of options excluded from the calculation was 5 million in 2007, 8 million in 2006 and 18 million in 2005. Aon includes in its diluted net income per share computation the impact of any contingently convertible instruments regardless of whether the market price trigger has been met. Prior to their redemption in November 2007, Aon's 3.5% convertible debt securities, which were issued in November 2002, were able to be converted into a maximum of 14 million shares of Aon common stock, and these shares were included in the computation of diluted net income per share (see Note 7 for further information).

Income per share is calculated as follows:

(millions, except per share data)	**2007**	2006	2005
Income from continuing operations	**$ 672**	$ 447	$ 416
Income from discontinued operations, net of tax	**192**	272	319
Cumulative effect of a change in accounting principle, net of tax	**—**	1	—
Net income	**864**	720	735
Preferred stock dividends	**—**	—	(2)
Net income for basic per share calculation	**864**	720	733
Interest expense on convertible debt securities, net of tax	**5**	7	7
Net income for diluted per share calculation	**$ 869**	$ 727	$ 740
Basic shares outstanding	**298**	317	322
Effect of convertible debt securities	**11**	14	14
Common stock equivalents	**14**	11	5
Diluted potential common shares	**323**	342	341
Basic net income per share:			
Income from continuing operations	**$2.25**	$1.41	$1.28
Discontinued operations	**0.65**	0.86	0.99
Cumulative effect of a change in accounting principle, net of tax	**—**	—	—
Net income	**$2.90**	$2.27	$2.27
Diluted net income per share:			
Income from continuing operations	**$2.10**	$1.33	$1.24
Discontinued operations	**0.59**	0.80	0.93
Cumulative effect of a change in accounting principle, net of tax	**—**	—	—
Net income	**$2.69**	$2.13	$2.17

Changes in Accounting Principles

Stock Compensation Plans

Prior to 2006, Aon was subject to Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its stock-based compensation plans. Under APB No. 25, no compensation expense was recognized for stock options when the exercise price of the options equaled the market price of the stock at the date of grant. Compensation expense for stock awards was based on the market price at the date of the award and was recognized on a straight-line basis over the vesting period. Compensation expense for options with an exercise price less than the market price at the date of grant was based on the intrinsic value at the date of grant.

On January 1, 2006, Aon adopted Financial Accounting Standards Board ("FASB") Statement No. 123 (revised 2004), *Share-Based Payment* ("Statement No. 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payments to employees including grants of employee stock options and awards as well as employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair value. Aon adopted Statement No. 123 (R) using the modified prospective transition method. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated for the adoption of Statement No. 123(R).

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in Aon's consolidated statements of income for the years ended December 31, 2007 and 2006 includes compensation expense for stock-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of Statement No. 123, and compensation expense for stock-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of Statement No. 123(R). Because stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Statement No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The adoption of Statement No. 123(R) resulted in recording a cumulative effect of an accounting change as of January 1, 2006 of $1 million, net of tax, due to the requirement to adjust compensation recognized through that date on restricted stock units (RSUs) to reflect forfeitures on an estimated method rather than the previous method, as they occurred. Upon adoption of Statement No. 123(R), Aon also changed its method of valuation for stock options granted beginning in 2006 to a lattice-binomial option-pricing model from the Black-Scholes option-pricing model, which was previously used for Aon's pro forma information required under Statement No. 123. See Note 12 for further discussion of the effect of adopting Statement No. 123(R) on the Company's consolidated financial statements.

Pensions and Other Postretirement Plans

On December 31, 2006, the Company adopted FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R)*. Statement No. 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. Adoption of the measurement date provisions of Statement No. 158 resulted in the Company changing the measurement date of its U.S. plans (previously November 30) and U.K. plans (previously September 30) to December 31. The impact of adopting Statement No. 158 was a decrease to stockholders' equity of $349 million and $33 million for the funded status and measurement date provisions, respectively. See Note 11 for further discussion of the effect of adopting Statement No. 158 on the Company's consolidated financial statements.

Uncertain Tax Positions

Aon adopted the provisions of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 clarified the accounting for uncertainty in income taxes which are recognized in a company's financial statements in accordance with Statement No. 109. FIN 48 prescribes recognition and measurement provisions for a tax position taken, or expected to be taken, in a company's tax return. As a result of the implementation of FIN 48, Aon did not recognize any material adjustments in the liability for unrecognized tax benefits. See Note 8 for further discussion of the effect of adopting FIN 48 on the Company's consolidated financial statements.

Cash

Cash includes cash balances and investments with initial maturities of three months or less.

Short-term investments

Short-term investments include certificates of deposit, money market funds and highly liquid debt instruments purchased with maturities in excess of three months and up to one year and are carried at amortized cost, which approximates fair value. Short-term investments also include fixed maturity securities that mature within a year, and are reported at fair value based on quoted market prices.

Aon maintained premium trust bank accounts for premiums collected from insureds but not yet remitted to insurance companies of $3.1 billion and $2.9 billion at December 31, 2007 and 2006, respectively. These funds and a corresponding liability are included in short-term investments and insurance premiums payable, respectively, in the accompanying consolidated statements of financial position.

Receivables and Insurance Premiums Payable

In its capacity as an insurance agent and broker, Aon collects premiums from insureds and, after deducting its commission, remits the premiums to the respective insurers. Aon also collects claims or refunds from insurers on behalf of insureds. Uncollected premiums from insureds and uncollected claims or refunds from insurers are recorded as receivables on the Company's consolidated statements of financial position. Unremitted insurance premiums and claims are held in a fiduciary capacity. The obligation to remit these funds is recorded as insurance premiums payable on the Company's consolidated statement of financial position. The time frame that the Company holds such funds is dependent upon the date the insured remits the payment of the premium to Aon and the date Aon is required to forward those payments to the insurer.

Allowance for Doubtful Accounts

Aon's policy for estimating allowances for doubtful accounts with respect to receivables is to record an allowance based on a historical evaluation of write-offs, aging of balances and other qualitative and quantitative analyses. Total receivables included an allowance for doubtful accounts of $95 million and $89 million at December 31, 2007 and 2006, respectively.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is generally calculated using the straight-line method over estimated useful lives. Included in this category is internal use software, which is software that is acquired, internally developed or modified solely to meet internal needs, with no plan to market externally. Costs related to directly obtaining, developing or upgrading internal use software are capitalized and amortized using the straight-line method over a range principally between 3 to 7 years. The weighted-average original life of Aon's software at December 31, 2007 is 4.7 years.

The components of net property and equipment are as follows:

(millions) As of December 31	2007	2006
Software	$ 607	$ 583
Leasehold improvements	412	374
Furniture, fixtures and equipment	263	267
Computer equipment	227	298
Land and buildings	88	80
Automobiles and aircraft	41	25
Capital in progress	15	20
	1,653	1,647
Less: Accumulated depreciation	1,155	1,191
Property and equipment, net	$ 498	$ 456

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $154 million, $185 million and $205 million, respectively.

Long-term Investments

Fixed-maturity securities are classified as available for sale and are reported at fair value based on quoted market prices. The amortized cost of fixed maturity securities is adjusted for amortization of premiums and the accretion of discounts to maturity, which are included in investment income.

Private equity investments are generally carried at cost, which the Company believes approximates fair value, except where Aon has significant influence, in which case they are carried using the equity method of accounting.

Unrealized gains and losses on fixed maturity securities and marketable equity securities are excluded from income and are recorded directly in stockholders' equity as accumulated other comprehensive income or loss, net of deferred income taxes.

Endurance common stock and warrants — Aon previously held investments in common stock and stock purchase warrants in Endurance Specialty Holdings, Ltd. ("Endurance"), a Bermuda-based insurance and reinsurance company. In 2004, Aon sold virtually all of its common stock investment in Endurance. In conjunction with the initial common stock investment, Aon also received 4.1 million stock purchase warrants, which allowed Aon to purchase additional Endurance common stock through December 2011. The warrants were recorded in the financial statements at fair value, with changes in fair value included in investment income. On March 31, 2006, Aon contributed all of the Endurance warrants to its U.K. pension plans. The change in the fair value was included in income and was a decrease of $14 million in 2006 and an increase of $8 million in 2005.

Limited partnership investments are carried using the equity method of accounting. Certain of the limited partnerships in which Aon invests have holdings in publicly-traded equity securities. Changes in market value of these indirectly-held equity securities flow through the limited partnerships' financial statements. Aon's proportionate share of these valuation changes is included in unallocated income.

General — Income or loss on the disposal of investments is calculated using the amortized cost of the security sold and is reported in investment income in the consolidated statements of income.

Declines in the fair value of investments are evaluated for other-than-temporary impairment on a quarterly basis. The assessment of whether impairments have occurred is based on management's evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors and all relevant information about the security issuer and uses its best judgment in evaluating the cause of the decline and the prospects for recovery in the near-term. Impairment losses for declines in the value of investments which are attributable to issuer-specific events are evaluated on a case-by-case basis and recognized when the decline in fair value is judged to be other-than-temporary. For fixed-maturity investments with unrealized losses due to market conditions or industry-related events where Aon has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery or to maturity, declines in value below cost are considered to be temporary.

Reserves for certain other investments are established based on an evaluation of the respective investment portfolio and current economic conditions. Write-downs and changes in reserves are included in investment income in the consolidated statements of income. In general, Aon ceases to accrue investment income when interest or dividend payments are in arrears.

Accounting policies relating to derivative financial instruments are discussed in Note 13.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate fair values of financial instruments:

Cash and cash equivalents, including short-term investments: Carrying amounts approximate fair value.

Fixed-maturity and equity securities: Fair value is based on quoted market prices or on estimated values obtained from independent pricing services, if they are not actively traded.

Derivative financial instruments: Fair value is based on quoted prices for exchange-traded instruments or the cost to terminate or offset with other contracts.

Other investments are comprised of Aon's investment in private equity investments and limited partnerships. Carrying amounts approximate fair value.

Debt: Fair value is based on quoted market prices or estimates using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements.

Policy and Contract Claims

Policy and contract claim liabilities represent estimates for reported claims, as well as provisions for losses incurred but not reported. Claim liabilities are based on historical experience and are estimates of the ultimate amount to be paid when the claims are settled. The estimates are subject to the effects of trends in claim severity and frequency. The process of estimating and establishing policy and contract liabilities is inherently uncertain and the actual ultimate cost of a claim may vary materially from the estimated amount reserved. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Foreign Currency Translation

Foreign revenues and expenses are translated at average exchange rates. Foreign assets and liabilities are translated at year-end exchange rates. Net foreign exchange gains and losses on translation are reported in stockholders' equity, in accumulated other comprehensive income or loss ("OCI"), net of applicable deferred income taxes.

New Accounting Pronouncements

In September 2006, the FASB issued Statement 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. Statement No. 157 also requires expanded disclosure of the methods employed when assets and liabilities are measured and the effect of fair value measurements on earnings. Statement No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Statement No. 157 does not expand the use of fair value in any new circumstances. Statement No. 157 is effective for Aon in 2008. In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits entities to choose to measure many financial instruments and certain other items at fair value. Statement No. 159 is effective for Aon in 2008. The Company does not expect a material impact upon adoption of these Statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), *Business Combinations* ("Statement No. 141(R)") and Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.* Statement No. 141(R) replaces Statement No. 141 and applies to all transactions or other events in which an entity obtains control over one or more businesses. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Business combinations achieved in stages require recognition of the identifiable assets and liabilities, as well as the noncontroling interest in the acquiree, at the full amounts of their fair values. Statement No. 141(R) also changes the requirements for recognizing assets acquired and liabilities assumed arising from contingencies, and requires direct acquisition costs to be expensed.

Statement No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Statement No. 160 requires retrospective adjustments, for all periods presented, of stockholders' equity and net income for noncontrolling interests.

Both Statements are effective for Aon as of January 1, 2009. Early adoption is prohibited. Aon is currently evaluating these Statements to determine what impact, if any, they will have on its consolidated financial statements.

2. Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) and the related tax effects are as follows:

(millions) Year ended December 31, 2007	Pretax	Income Tax (Expense) Benefit	Net of Tax
Net derivative gains arising during the year	$ 29	$ (9)	$ 20
Reclassification adjustment	(16)	5	(11)
Net change in derivative gains	13	(4)	9
Unrealized losses arising during the year	(19)	9	(10)
Reclassification adjustment	20	(7)	13
Net change in unrealized investment gains	1	2	3
Net foreign exchange translation	300	(134)	166
Net post-retirement benefit obligation	173	(67)	106
Total other comprehensive income	$ 486	$(202)	$ 284

(millions) Year ended December 31, 2006	Pretax	Income Tax Expense	Net of Tax
Net derivative gains arising during the year	$ 31	$ (12)	$ 19
Reclassification adjustment	11	(4)	7
Net change in derivative gains	42	(16)	26
Unrealized gains arising during the year	10	(3)	7
Reclassification adjustment	19	(5)	14
Net change in unrealized investment gains	29	(8)	21
Net foreign exchange translation	238	(1)	237
Net additional minimum pension liability	321	(111)	210
Total other comprehensive income	$ 630	$(136)	$ 494

(millions) Year ended December 31, 2005	Pretax	Income Tax Benefit	Net of Tax
Net derivative losses arising during the year	$ (20)	$ 8	$ (12)
Reclassification adjustment	(64)	25	(39)
Net change in derivative losses	(84)	33	(51)
Unrealized losses arising during the year	(8)	3	(5)
Reclassification adjustment	(8)	3	(5)
Net change in unrealized investment losses	(16)	6	(10)
Net foreign exchange translation	(248)	8	(240)
Net additional minimum pension liability	(253)	80	(173)
Total other comprehensive loss	$(601)	$ 127	$(474)

The components of accumulated other comprehensive loss, net of related tax, are as follows:

(millions) As of December 31	**2007**	2006	2005
Net derivative gains (losses)	**$ 24**	$ 15	$ (11)
Net unrealized investment gains	**76**	73	52
Net foreign exchange translation	**284**	118	(119)
Postretirement plans	**(1,110)**	(1,216)	(1,077)
Accumulated other comprehensive loss	**$ (726)**	$(1,010)	$(1,155)

3. Business Combinations

In 2007, 2006 and 2005, Aon completed a number of acquisitions, primarily related to its insurance brokerage operations. The following table includes the aggregate amounts paid and intangible assets recorded as a result of the acquisitions. Amounts paid include cash paid for current year's acquisitions as well as installment payments made during the year for previous years' acquisitions. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment when purchase accounting is finalized.

(millions) Years ended December 31	**2007**	2006	2005
Amounts paid:			
Cash	**$251**	$138	$ 81
Common stock	**—**	—	5
Total	**$251**	$138	$ 86
Intangible assets:			
Goodwill	**$149**	$122	$ 67
Other intangible assets	**92**	66	39
Total	**$241**	$188	$106

Internal funds, short-term borrowings and common stock financed the acquisitions.

The results of operations of these acquisitions are included in the consolidated financial statements from the dates they were acquired. These acquisitions would not produce a materially different result if they had been reported from the beginning of the period.

4. Restructuring Charges

2007 Restructuring Plan

In 2007, the Company announced a global restructuring plan intended to create a more streamlined organization and reduce future expense growth to better serve clients ("2007 Plan"). The 2007 Plan includes an estimated 2,700 job eliminations beginning in the third quarter of 2007 and continuing into 2009. The Company also expects to close or consolidate several offices resulting in sublease losses or lease buy-outs. The Company estimates that the 2007 Plan will result in cumulative pretax charges totaling approximately $360 million. Expenses will include workforce reduction and lease consolidation costs, asset impairments, as well as other expenses necessary to implement the restructuring initiative. Costs related to the restructuring are included in compensation and benefits, other general expenses and depreciation and amortization in the accompanying consolidated statements of income. The Company expects the restructuring and related expenses to affect continuing operations through the end of 2009.

Below is a summary of 2007 restructuring and related expenses by type incurred and estimated to be incurred through the end of the restructuring initiative.

(millions)	**Actual 2007**	Estimated Total (1)
Workforce reduction	**$17**	$220
Lease consolidation	**22**	79
Asset impairments	**4**	41
Other costs associated with restructuring	**3**	20
Total restructuring and related expenses	**$46**	$360

(1) Actual costs, when incurred, will vary due to changes in the assumptions built into this plan. Significant assumptions likely to change when plans are finalized and approved include, but are not limited to, changes in severance calculations, changes in the assumptions underlying sublease loss calculations due to changing market conditions, and changes in the overall analysis that might cause the Company to add or cancel component initiatives.

The following is a summary of actual restructuring and related expenses incurred and estimated to be incurred through the end of the restructuring initiative, by segment.

(millions)	**Actual 2007**	Estimated Total
Risk and Insurance Brokerage Services	**$41**	$320
Consulting	**5**	40
Total restructuring and related expenses	**$46**	$360

As of December 31, 2007, the Company's liabilities for the 2007 Plan are as follows:

(millions)	
Balance at January 1, 2007	**$ —**
Expensed in 2007	**42**
Cash payments in 2007	**(17)**
Balance at December 31, 2007	**$ 25**

2005 Restructuring Plan

In 2005, the Company commenced a restructuring that resulted in cumulative pretax charges totaling $366 million, including workforce reductions, lease consolidation costs, asset impairments and other expenses necessary to implement the restructuring initiative. Costs related to the restructuring are included in compensation and benefits, other general expenses and depreciation and amortization in the accompanying consolidated statements of income.

The following is a summary of the restructuring and related expenses incurred by type.

(millions)	2005	2006	**2007**	Total
Workforce reduction	$116	$116	**$21**	$253
Lease consolidation	20	27	**13**	60
Asset impairments	17	12	**3**	32
Other related expenses	5	12	**4**	21
Total restructuring and related expenses	$158	$167	**$41**	$366

The following is a summary of the restructuring and related expenses incurred by segment.

(millions)	2005	2006	**2007**	Total
Risk and Insurance Brokerage Services	$143	$136	**$33**	$312
Consulting	8	20	**6**	34
Unallocated	4	3	**—**	7
Total restructuring and related expenses — continuing operations	155	159	**39**	353
Discontinued operations	3	8	**2**	13
Total restructuring and related expenses	$158	$167	**$41**	$366

The following table sets forth the activity related to the 2005 restructuring plan liabilities.

(millions)	
Balance at January 1, 2005	$ —
Expensed in 2005	141
Cash payments in 2005	(23)
Foreign currency revaluation	(2)
Balance at December 31, 2005	116
Expensed in 2006	155
Cash payments in 2006	(141)
Foreign currency revaluation	4
Balance at December 31, 2006	**134**
Expensed in 2007	**38**
Cash payments in 2007	**(110)**
Foreign currency revaluation	**1**
Balance at December 31, 2007	**$ 63**

Aon's unpaid restructuring liabilities are included in both accounts payable and accrued liabilities and other non-current liabilities in the consolidated statements of financial position.

5. Disposal of Operations

Continuing Operations

In 2007, Aon sold Media Professionals, Inc. and two other, smaller operations, which were included in the Risk and Insurance Brokerage Services segment. Total pretax gains of $32 million were recognized on these sales, which are included in other general expenses in the consolidated statement of income. Also in 2007, Aon sold 25% of its Botswana subsidiary, which is included in the Risk and Insurance Brokerage Services segment. A pretax gain of $4 million was recognized on the sale, which is included in other general expenses in the consolidated statements of income. These disposals did not meet the criteria for discontinued operations reporting.

Discontinued Operations

In fourth quarter 2007, the Company announced that it had signed separate definitive agreements to sell its CICA and Sterling subsidiaries. These two subsidiaries were previously included in the Insurance Underwriting segment. The CICA business is being sold to ACE Limited for cash consideration of $2.4 billion. Sterling is being sold to Munich Re Group for cash consideration of $352 million. Additionally, it is expected that CICA will pay a $325 million dividend to Aon before the sale transaction is completed. Both transactions are expected to be completed in the second quarter of 2008. The dispositions are subject to various closing conditions, including receipt of certain required regulatory approvals.

In 2006, Aon sold the following businesses:

- Aon Warranty Group ("AWG") and its worldwide warranty and credit operations, which was previously included in the Insurance Underwriting segment. A pretax gain of $16 million was recognized on the sale.
- Construction Program Group ("CPG"), a managing general underwriter whose policies were underwritten by Aon's property and casualty operation. Results of CPG were previously included in both the Risk and Insurance Brokerage Services and Insurance Underwriting segments. A pretax gain of $27 million was recognized on the sale.

Goodwill was allocated to these businesses based on their estimated fair value compared to the fair value of the reporting units in which they were previously included.

In 2005, Aon sold Swett & Crawford ("Swett"), its U.S.-based wholesale insurance brokerage unit. Previously, Swett was included in the Risk and Insurance Brokerage Services segment. The sale resulted in a pretax gain of $239 million.

A&A Discontinued Operations

Prior to its acquisition by Aon, Alexander & Alexander Services, Inc. ("A&A") discontinued its property and casualty insurance underwriting operations in 1985, some of which were then placed into runoff, with the remainder sold in 1987. In connection with those sales, A&A provided indemnities to the purchaser for various estimated and potential liabilities, including provisions to cover future losses attributable to insurance pooling arrangements, a stop-loss reinsurance agreement and actions or omissions by various underwriting agencies previously managed by an A&A subsidiary.

As of December 31, 2007 and 2006, the liabilities associated with the foregoing indemnities were included in other non-current liabilities in the consolidated statements of financial position. Such liabilities amounted to $69 million and $81 million, respectively. Reinsurance recoverables and other assets related to these liabilities are $87 million and $94 million, respectively. The remaining insurance liabilities represent estimates of known and future claims expected to be settled over the next 20 to 30 years, principally with regards to asbestos, pollution and other health exposures. Although these insurance liabilities represent a best estimate of the probable liabilities, adverse developments may occur given the nature of the information available and the variables inherent in the estimation processes. In 2006, an agreement was reached relating to the settlement of certain legacy reinsurance claims, which resulted in a pretax gain, net of expenses, of $13 million. In 2005, a pretax expense of $11 million was recorded for consulting and legal costs related to completed and contemplated settlements and actuarial refinements to claims reserves and reinsurance recoverables.

The operating results of all these businesses are classified as discontinued operations, and prior years' operating results have been reclassified to discontinued operations, as follows.

(millions) Years ended December 31	**2007**	2006	2005
Revenue:			
CICA and Sterling	**$2,502**	$2,073	$1,874
AWG	**—**	1,115	1,103
CPG	**—**	242	209
Swett	**—**	—	183
Other	**—**	—	10
Total revenues	**$2,502**	$3,430	$3,379
Pretax gain (loss):			
Operations:			
CICA and Sterling	**$ 323**	$ 257	$ 232
AWG	**—**	94	99
CPG	**—**	11	54
Swett	**—**	—	2
Other	**3**	11	(8)
	326	373	379
Gain (loss) on sale:			
AWG	**(12)**	16	—
CPG	**2**	27	—
Swett	**—**	—	239
U.K. brokerage units	**—**	2	(3)
Other	**—**	1	—
	(10)	46	236
Total pretax gain	**$ 316**	$ 419	$ 615
After-tax gain:			
Operations	**$ 189**	$ 263	$ 218
Sale	**3**	9	101
Total	**$ 192**	$ 272	$ 319

In accordance with FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* Aon has reclassified the assets and liabilities of both CICA and Sterling to assets held-for-sale and liabilities held-for-sale, respectively, in the December 31, 2007 and 2006 consolidated statements of financial position.

The assets and liabilities reclassified are as follows:

(millions) As of December 31	**2007**	2006
Assets:		
Investments:		
Fixed maturities	**$2,826**	$2,596
All other investments	**398**	114
Receivables	**61**	115
Reinsurance recoverables	**358**	566
Deferred policy acquisition costs	**594**	547
Goodwill and other intangible assets	**11**	13
Property and equipment and other assets	**140**	99
Total assets	**$4,388**	$4,050
Liabilities:		
Policy liabilities:		
Future policy benefits	**$1,870**	$1,784
Policy and contract claims	**488**	506
Unearned premium reserves and other	**291**	399
General expenses and other liabilities	**376**	221
Total liabilities	**$3,025**	$2,910
Equity:		
Invested equity	**$1,321**	$1,134
Net unrealized investment losses	**(23)**	(56)
Net foreign exchange translation	**65**	62
Total equity	**$1,363**	$1,140

The balances of investments and invested equity have been reduced to reflect the anticipated dividend that CICA will remit to Aon prior to completion of the sales transaction.

6. Investments

Aon's long-term investments are as follows:

(millions) As of December 31	2007	2006
Fixed maturities	**$100**	$185
Equity securities	**1**	1
PEPS I preferred stock	**168**	210
Other investments	**148**	133
	$417	$529

The amortized cost and fair value of investments in fixed maturities by type and equity securities are as follows:

(millions) As of December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government:				
U.S. government and agencies	**$ 53**	**$ —**	**$ —**	**$ 53**
U.S. state and political subdivisions	**1**	**—**	**—**	**1**
Foreign governments:				
Canada	**60**	**—**	**—**	**60**
Other	**25**	**—**	**—**	**25**
Total foreign governments	**85**	**—**	**—**	**85**
Corporate securities	**11**	**—**	**—**	**11**
Total fixed maturities	**150**	**—**	**—**	**150**
Total equity securities	**1**	**—**	**—**	**1**
Total	**$151**	**$ —**	**$ —**	**$151**

(millions) As of December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government:				
U.S. government and agencies	$ 60	$ —	$ (2)	$ 58
U.S. state and political subdivisions	2	—	—	2
Foreign governments:				
Canada	76	—	(2)	74
Other	29	—	(1)	28
Total foreign governments	105	—	(3)	102
Corporate securities	31	—	—	31
Mortgage- and asset-backed securities	2	—	(1)	1
Total fixed maturities	200	—	(6)	194
Total equity securities	1	—	—	1
Total	$201	$ —	$ (6)	$195

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 2007, are as follows:

(millions)	Amortized Cost	Fair Value
Due in one year or less	**$ 50**	**$ 50**
Due after one year through five years	**52**	**52**
Due after five years through ten years	**47**	**47**
Due after ten years	**1**	**1**
Total fixed maturities	**$150**	**$150**

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

For categorization purposes, Aon considers any rating of Baa or higher by Moody's Investor Services or equivalent rating agency to be investment grade. Aon's continuing operations have no fixed maturities with an unrealized loss at December 31, 2007. Aon's fixed-maturity portfolio is subject to interest rate, market and credit risks. With a carrying value of approximately $150 million at December 31, 2007, Aon's total fixed-maturity portfolio is approximately 96% investment grade based on market value. Aon's non publicly-traded fixed maturity portfolio had a carrying value of $9 million. Valuations of these securities primarily reflect the fundamental analysis of the issuer and current market price of comparable securities.

Aon's equity portfolio is comprised of a preferred stock not publicly traded. This portfolio is subject to interest rate, market, credit, illiquidity, concentration and operational performance risks.

Limited Partnership Securitization. In 2001, Aon sold the vast majority of its limited partnership (LP) portfolio, valued at $450 million, to PEPS I, a QSPE. The common stock interest in PEPS I is held by a limited liability company which is owned by Aon (49%) and by a charitable trust, which is not controlled by Aon, established for victims of September 11 (51%). Approximately $171 million of investment grade fixed-maturity securities were sold by PEPS I to unaffiliated third parties. PEPS I then paid Aon's insurance underwriting subsidiaries the $171 million in cash and issued to them an additional $279 million in fixed-maturity and preferred stock securities.

As part of this transaction, Aon is required to purchase from PEPS I additional fixed-maturity securities in an amount equal to the unfunded limited partnership commitments, as they are requested. Aon funded $2 million of commitments in both 2007 and 2006. As of December 31, 2007, these unfunded commitments amounted to $44 million. These commitments have specific expiration dates and the general partners may decide not to draw on these commitments. The carrying value of the PEPS I preferred stock was $168 million and $210 million at December 31, 2007 and 2006, respectively.

Prior to 2007, income distributions received from PEPS I were limited to interest payments on various PEPS I debt instruments. Beginning in 2007, PEPS I had redeemed or collateralized all of its debt, and as a result, began to pay preferred income distributions. In 2007, the Company received $61 million of income distributions from PEPS I, which are included in investment income.

The components of investment income are as follows:

(millions) Years ended December 31	2007	2006	2005
Short-term investments	**$228**	$193	$129
Fixed maturities:			
Interest income	**8**	11	10
Losses (1)	**—**	(2)	—
Total	**8**	9	10
Other investments:			
Interest, dividend and other income	**61**	—	6
Endurance — warrants	**—**	(14)	8
Net gains (losses) (1)	**12**	38	(3)
Total	**73**	24	11
Gross investment income	**309**	226	150
Less: investment expenses	**8**	5	6
Investment income	**$301**	$221	$144

(1) Includes other-than-temporary impairment write-downs of $2 million, $1 million and $3 million in 2007, 2006 and 2005, respectively.

The components of net unrealized investment gains (losses), which include investments reported as held-for-sale, are as follows:

(millions) As of December 31	2007	2006	2005
Fixed maturities	**$(31)**	$(49)	$(39)
Equity securities	**(4)**	(4)	(1)
Other investments	**150**	167	125
Deferred taxes	**(39)**	(41)	(33)
Net unrealized investment gains	**$ 76**	$ 73	$ 52

The pretax changes in net unrealized investment gains (losses), which include investments reported as held-for-sale, are as follows:

(millions) Years ended December 31	2007	2006	2005
Fixed maturities	**$ 18**	$(10)	$(51)
Equity securities	**—**	(3)	(2)
Other investments	**(17)**	42	37
Total	**$ 1**	$ 29	$(16)

Other

Securities on deposit with insurance regulatory authorities related to the Company's runoff property and casualty operations amounted to $5 million at December 31, 2007.

At December 31, 2007 and 2006, Aon had $66 million and $214 million, respectively, of non-income producing investments, which excludes derivatives that are marked to market through the income statement, as well as private equity investments carried on the equity method, held for at least twelve months, that have not declared dividends during 2007 and 2006.

7. Debt and Lease Commitments

Debt

The following is a summary of outstanding debt:

(millions) As of December 31	2007	2006
8.205% junior subordinated deferrable interest debentures, due January 2027	$ 726	$ 726
5.05% debt securities, due April 2011	382	323
7.375% debt securities, due December 2012	224	224
3.5% convertible debt securities, due November 2012	—	297
6.2% debt securities, due January 2007	—	250
Euro credit facility	795	403
Notes payable, due in varying installments, with interest at 1% to 15.9%	16	20
Other	2	42
Total debt	2,145	2,285
Less short-term debt	252	42
Total long-term debt	$1,893	$2,243

Aon created Aon Capital A, a wholly-owned statutory business trust, for the purpose of issuing mandatorily redeemable preferred capital securities ("Capital Securities"). Aon received cash and an investment in 100% of the common equity of Aon Capital A by issuing 8.205% Junior Subordinated Deferrable Interest Debentures (subordinated debt) to Aon Capital A. The Capital Securities are subject to mandatory redemption on January 1, 2027 (upon the maturity of the subordinated debt) or are redeemable in whole, but not in part, at the option of Aon (through its prepayment of the subordinated debt) upon the occurrence of certain events. Interest is payable semi-annually on the Capital Securities. Aon determined that it is not the primary beneficiary of Aon Capital A, a VIE, and, in accordance with FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, Aon recorded long-term debt for the subordinated debt of $726 million.

In April 2006, an indirect wholly-owned subsidiary of Aon issued CAD 375 million (U.S. $382 million at December 31, 2007 exchange rates) of 5.05% senior unsecured debentures due in April 2011. The principal and interest on the debentures is unconditionally and irrevocably guaranteed by Aon. The net proceeds from the offering were used to repay outstanding indebtedness under the Company's €650 million Euro credit facility.

Aon issued $250 million of 6.2% debt securities that were due in January 2007. The interest rate on these debt securities was subject to adjustment in the event that Aon's credit ratings change. Due to a rating downgrade in 2004, the interest rate on the 6.2% debt securities was increased to 6.95% effective January 2005. These securities were redeemed in January 2007.

In November 2007, the Company redeemed all of its remaining outstanding 3½% Senior Convertible Debentures that were due in 2012. All of the holders of the Debentures elected to convert their debentures into Aon common stock at a conversion rate of 46.5658 shares of common stock for each $1,000 principal amount of Debentures. As a result of this redemption and earlier voluntary redemptions, approximately 14 million shares of Aon common stock were issued.

Certain of Aon's European subsidiaries have a €650 million (U.S. $942 million) multi-currency revolving loan credit facility. This facility will mature in October 2010, unless Aon opts to extend the facility. Commitment fees of 8.75 basis points are payable on the unused portion of the facility. At December 31, 2007, Aon has borrowed €376 million and $250 million ($795 million) under this facility. At December 31, 2006, €307 million was borrowed. At December 31, 2007, $250 million of the Euro facility is classified as short-term debt in the consolidated statements of financial position. Aon has guaranteed the obligations of its subsidiaries with respect to this facility.

Aon maintains a $600 million, 5-year U.S. committed bank credit facility to support commercial paper and other short-term borrowings, which expires in February 2010. This facility permits the issuance of up to $150 million in letters of credit. At December 31, 2007 and 2006, Aon had $20 million in letters of credit outstanding. Based on Aon's current credit ratings, commitment fees of 10 basis points are payable on the unused portion of the facility.

For both the U.S. and Euro facilities, Aon is required to maintain consolidated net worth, as defined, of at least $2.5 billion, a ratio of consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) to consolidated interest expense of 4 to 1 and a ratio of consolidated debt to EBITDA of not greater than 3 to 1.

Aon also has other foreign facilities available, which include a £37.5 million ($74 million) facility, a €25 million ($36 million) facility, and a €20 million ($29 million) facility.

Outstanding debt securities, including Aon Capital A's, are not redeemable by Aon prior to maturity. There are no sinking fund provisions. Interest is payable semi-annually on most debt securities. Repayments of long-term debt are $548 million, $382 million and $225 million in 2010, 2011 and 2012, respectively.

Other information related to Aon's debt is as follows:

Years ended December 31	**2007**	2006	2005
Interest paid (millions)	**$147**	$130	$130
Weighted-average interest rates — short-term borrowings	**5.1%**	4.4%	3.5%

Lease Commitments

Aon has noncancelable operating leases for certain office space, equipment and automobiles. These leases expire at various dates and may contain renewal and expansion options. In addition to base rental costs, occupancy lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. Approximately 81% of Aon's lease obligations are for the use of office space. Rental expense for operating leases amounted to $368 million, $350 million and $337 million for 2007, 2006 and 2005, respectively, after deducting rentals from subleases ($40 million, $33 million and $29 million for 2007, 2006 and 2005, respectively).

At December 31, 2007, future minimum rental payments required under operating leases for continuing operations that have initial or remaining noncancelable lease terms in excess of one year, net of sublease rental income, most of which pertain to real estate leases, are as follows:

(millions)	
2008	$ 317
2009	275
2010	236
2011	214
2012	191
Later years	597
Total minimum payments required	$1,830

8. Income Taxes

Aon and its principal domestic subsidiaries are included in a consolidated life-nonlife federal income tax return. Aon's international subsidiaries file various income tax returns in their jurisdictions.

Income from continuing operations before provision for income tax and the provision for income tax consist of the following:

(millions) Years ended December 31	**2007**	2006	2005
Income from continuing operations before provision for income tax:			
U.S.	**$ 229**	$ 6	$ 68
International	**795**	657	509
Total	**$1,024**	$663	$577
Provision for income tax:			
Current (credit):			
Federal	**$ 62**	$ 85	$(61)
International	**207**	197	127
State	**16**	33	9
Total current	**285**	315	75
Deferred (credit):			
Federal	**1**	(94)	36
International	**65**	16	36
State	**1**	(21)	14
Total deferred	**67**	(99)	86
Provision for income tax	**$ 352**	$216	$161

Income from continuing operations before provision for income tax shown above is based on the location of the corporate unit to which such earnings are attributable. However, because such earnings in some cases may be subject to taxation in more than one country, the income tax provision shown above as U.S. or International may not correspond to the geographic attribution of the earnings.

A reconciliation of the income tax provisions based on the U.S. statutory corporate tax rate to the provisions reflected in the consolidated financial statements is as follows:

Years ended December 31	**2007**	2006	2005
Statutory tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**1.1**	1.2	2.6
Taxes on international operations	**(3.3)**	(3.7)	(0.6)
Nondeductible expenses	**2.3**	2.8	3.6
Adjustments to prior year tax requirements	**(0.9)**	0.3	(9.0)
Deferred tax adjustments, including statutory rate changes	**1.3**	(0.6)	(2.4)
Other — net	**(1.1)**	(2.4)	(1.3)
Effective tax rate	**34.4%**	32.6%	27.9%

Significant components of Aon's deferred tax assets and liabilities are as follows:

(millions) As of December 31	2007	2006
Deferred tax assets:		
Employee benefit plans	$ 579	$ 661
Net operating loss and tax credit carryforwards	174	128
Other accrued expenses	110	140
Investment basis differences	76	46
Life and other insurance reserves	8	14
Other	30	14
	977	1,003
Valuation allowance on deferred tax assets	(46)	(44)
Total	931	959
Deferred tax liabilities:		
Intangibles	(184)	(161)
Unrealized foreign exchange gains	(105)	(14)
Unrealized investment gains	(67)	(62)
Deferred revenue	(50)	(22)
Other accrued expenses	(35)	(40)
Other	(27)	(14)
Total	(468)	(313)
Net deferred tax asset	$ 463	$ 646

Valuation allowances have been established primarily with regard to the tax benefits of certain net operating loss and tax credit carryforwards. Valuation allowances were increased to $46 million in 2007 from $44 million in 2006, attributable largely to the periodic reconciliation of previous provisions to filed or audited and agreed tax returns. Although future earnings cannot be predicted with certainty, management believes that the realization of the net deferred tax asset is more likely than not.

Aon recognized, as an adjustment to additional paid-in-capital, income tax benefits attributable to employee stock compensation as follows: 2007 — $34 million; 2006 — $21 million; and 2005 — $5 million.

U.S. deferred income taxes are not provided on unremitted foreign earnings that are considered permanently reinvested, which at December 31, 2007 amounted to approximately $1.7 billion. It is not practicable to determine the income tax liability that might be incurred if all such earnings were remitted to the U.S. due to foreign tax credits and exclusions that may become available at the time of remittance.

At December 31, 2007, Aon had domestic federal operating loss carryforwards of $13 million that will expire at various dates from 2008 to 2022, state operating loss carryforwards of $526 million that will expire at various dates from 2008 to 2026, and foreign operating and capital loss carryforwards of $395 million and $76 million, respectively, nearly all of which are subject to indefinite carryforward.

The amount of income taxes paid in 2007, 2006 and 2005 was $121 million, $431 million and $197 million, respectively.

Uncertain Tax Provisions

As described in Note 1, the Company adopted FIN 48 on January 1, 2007. The effect of adopting FIN 48 was not material to the Company's financial statements.

The following is a reconciliation of the Company's beginning and ending amount of unrecognized tax benefits (in millions).

Balance at January 1, 2007	**$53**
Additions based on tax positions related to the current year	**4**
Additions for tax positions of prior years	**24**
Reductions for tax positions of prior years	**(6)**
Settlements	**(5)**
Balance at December 31, 2007	**$70**

Of the amount included in the previous table, $57 million of unrecognized tax benefits would impact the effective tax rate if recognized. Aon does not expect the unrecognized tax positions to change significantly over the next twelve months.

The Company recognizes interest and penalties related to unrecognized income tax benefits in its provision for income taxes. Aon accrued potential penalties and interest of less than $1 million related to unrecognized tax positions during 2007. In total, as of December 31, 2007, Aon has recorded a liability for penalties and interest of $1 million and $7 million, respectively.

Aon and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as various state and international jurisdictions. Aon has substantially concluded all U.S. federal income tax matters for years through 2004. The Internal Revenue Service commenced an examination of Aon's federal U.S. income tax returns for 2005 and 2006 in the fourth quarter of 2007. Material U.S. state and local income tax jurisdiction examinations have been concluded for years through 2002. Aon has concluded income tax examinations in its primary international jurisdictions through 2000.

9. Reinsurance and Claim Reserves

Aon's insurance subsidiaries both cede and assume reinsurance under reinsurance agreements. Aon's reinsurance consists primarily of certain property and casualty lines that are in runoff. Aon's insurance subsidiaries remain liable to the extent that the reinsurers are unable to meet their obligations. As of November 30, 2006, in connection with the sale of AWG, Aon sold Virginia Surety Company ("VSC"). VSC will continue to remain liable to policyholders to the extent reinsurers of the property and casualty business do not meet their obligations. Aon has issued an indemnification which protects the purchaser from credit exposure related to the property and casualty reserves that have been reinsured. Aon has provided a corporate guarantee with respect to these reinsurance recoverables. These reinsurance recoverables amount to $846 million at December 31, 2007.

A summary of reinsurance activity in continuing operations is as follows:

(millions) Years ended December 31	**2007**	2006	2005
Ceded premiums earned	**$ 1**	$ 1	$ 1
Ceded premiums written	**—**	12	2
Assumed premiums earned	**3**	28	57
Assumed premiums written	**3**	25	49
Ceded benefits to policyholders	**1**	—	—

Activity in the liability for policy and contract claims is summarized as follows:

(millions) Years ended December 31	**2007**	2006	2005
Liabilities at beginning of year	**$ 149**	$222	$275
Incurred losses:			
Current year	**1**	16	20
Prior years	**7**	81	30
Total	**8**	97	50
Payment of claims:			
Current year	**—**	15	7
Prior years	**43**	155	96
Total	**43**	170	103
Liabilities at end of year	**$ 114**	$149	$222

In 2006, in connection with the sales of AWG and CPG, Aon completed a detailed review of all its property and casualty reserves. Based on the results of this review, the Company increased its property and casualty reserves by approximately $102 million, reflecting adverse development, refined assumptions and additional claim information relating to programs to be disposed of through sale or runoff. Aon recorded $81 million of this adjustment in continuing operations in other general expenses in the consolidated statement of income. The remaining $21 million is not included in the preceding table because it relates to CPG and is recorded in discontinued operations. Of the $81 million recorded in continuing operations, the majority related to National Program Services, an independent managing general underwriter that wrote habitational risk on behalf of Aon.

10. Stockholders' Equity

Common Stock

In November 2005, Aon's Board of Directors authorized the repurchase of up to $1 billion of Aon's common stock. In November 2006, the Board increased that amount to $2 billion. In December 2007, the Board increased the authorization amount to $4.6 billion. Shares may be repurchased through the open market or in privately negotiated transactions from time to time, based on prevailing market conditions, and will be funded from available capital. Any repurchased shares will be available for employee stock plans and for other corporate purposes. In 2007, the Company repurchased 19.1 million shares at a cost of $751 million. In 2006, the Company repurchased 28.4 million shares at a cost of $1,048 million. Aon repurchased 0.7 million shares at a cost of $25 million in 2005. In 2008 through February 27, the Company has repurchased 6.7 million shares at a cost of $286 million.

In connection with the acquisition of two entities controlled by Aon's then-Chairman and Chief Executive Officer in 2001, Aon obtained approximately 22.4 million shares of its common stock. These treasury shares are restricted as to their reissuance.

In 2007, Aon issued 0.4 million new shares of common stock for employee benefit plans and 0.1 million shares in connection with employee stock purchase plans. In addition, Aon reissued 9.3 million shares of treasury stock for employee benefit programs and 0.3 million shares in connection with employee stock purchase plans.

In November 2007, the Company redeemed all of its remaining outstanding 3½% Senior Convertible Debentures that were due in 2012. All of the holders of the Debentures elected to convert their debentures into Aon common stock at a conversion rate of 46.5658 shares of common stock for each $1,000 principal amount of Debentures. As a result of this redemption and earlier voluntary redemptions, approximately 14 million shares of Aon common stock were issued in 2007.

Dividends

A summary of dividends paid is as follows:

(millions) Years ended December 31	**2007**	2006	2005
Redeemable preferred stock	$ —	$ —	$ 2
Common stock	**176**	189	191
Total dividends paid	**$ 176**	$189	$193

Dividends paid per common share were $0.60 for the years ended December 31, 2007, 2006 and 2005.

Statutory Capital and Dividend Restrictions

State insurance laws and regulations prescribe accounting practices for determining statutory capital and surplus and net income for insurance companies and require, among other matters, the filing of financial statements prepared in accordance with statutory accounting practices prescribed or permitted for insurance companies. State insurance laws and regulations in the U.S. also require the maintenance of a minimum capital and surplus based on various factors. At December 31, 2007, the Company's insurance subsidiaries were in compliance with these minimum requirements. Statutory capital and surplus of the insurance subsidiaries were $971 million and $870 million at December 31,

2007 and 2006, respectively. Statutory net income of the insurance subsidiaries were $259 million, $206 million and $159 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Dividends paid by the Company's insurance subsidiaries are limited by state insurance regulations. The insurance regulator in each state of domicile may disapprove any dividend that, together with other dividends paid by a subsidiary in the prior twelve months, exceeds the regulatory maximum as computed for the subsidiary based on its statutory capital and surplus and net income. As a result, the capital and surplus of the subsidiaries available for transfer to the parent company are limited. As of December 31, 2007, payments of dividend amounts in excess of $273 million may be subject to approval by regulatory authorities.

In addition to compliance requirements of state insurance laws and regulations in the U.S., the Company has foreign subsidiaries and branches that are required to meet various regulatory requirements in their respective jurisdictions.

11. Employee Benefits

Defined Contribution Savings Plans

Aon subsidiaries maintain defined contribution savings plans for the benefit of its U.S. and U.K. employees. The expense recognized for these plans, which is included in compensation and benefits and discontinued operations in the accompanying consolidated statements of income, is as follows (in millions):

	2007	2006	2005
U.S.	**$49**	$49	$47
U.K.	**37**	19	20
	$86	$68	$67

Pension and Other Post-retirement Benefits

Aon sponsors defined benefit pension and post-retirement health and welfare plans that provide retirement, medical and life insurance benefits. The post-retirement healthcare plans are contributory, with retiree contributions adjusted annually; the life insurance and pension plans are noncontributory.

Effective January 1, 2007, future benefits in the Company's U.S. defined benefit pension plan are calculated based on a "career average pay" formula instead of a "final average pay" formula. The change affected approximately 11,000 active employees covered by the U.S. plan. Effective March 31, 2007, the Company ceased crediting future benefits relating to salary and service in its U.K. defined benefit pension plans. The change affected approximately 1,700 active employees covered by the U.K. plans.

Adoption of Statement No. 158

On December 31, 2006, Aon adopted the recognition, disclosure and measurement date provisions of Statement No. 158. This Statement required Aon to recognize the funded status of its post-retirement benefit plans in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The adjustment to accumulated other comprehensive loss at adoption represents net unrecognized actuarial losses and unrecognized prior service costs which were previously netted against the plan's funded status in Aon's statement of financial position pursuant to the provisions of Statement No. 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to Aon's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive loss at adoption of Statement No. 158.

The incremental effects of adopting the provisions of Statement No. 158 on Aon's statement of financial position at December 31, 2006 are presented in the following table. Had Aon not been required to adopt Statement No. 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of Statement No. 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled "Prior to Adopting of Statement No. 158."

	At December 31, 2006		
(millions)	Prior to Adopting Statement No. 158	Effect of Adopting Statement No. 158	As Reported at December 31, 2006
Intangible pension asset and prepaid pension asset (included in other non-current assets)	$ 1,009	$(146)	$ 863
Accrued pension and other benefit liabilities (included in pension, post-employment and post-retirement liabilities)	(1,108)	(357)	(1,465)
Deferred income taxes	473	154	627
Accumulated other comprehensive loss	661	349	1,010

Pension Plans

The following tables provide a reconciliation of the changes in the benefit obligations and fair value of assets for the years ended December 31, 2007 and 2006 and a statement of the funded status as of December 31, 2007 and 2006, for the U.S. plans and material international plans, which are located in the U.K., the Netherlands and Canada. These plans represent approximately 95% of the Company's pension obligations. The Company will retain the obligations and assets related to the participation of CICA and Sterling employees in the Company's U.S. and Canadian pension plans.

	U.S.		International	
(millions)	**2007**	2006	**2007**	2006
Change in projected benefit obligation				
Beginning of period	**$1,706**	$1,758	**$5,239**	$4,499
Service cost	**50**	66	**35**	88
Interest cost	**99**	109	**273**	288
Participant contributions	**—**	—	**3**	5
Plan amendment	**—**	(145)	**—**	—
Curtailment	**—**	—	**(45)**	—
Plan transfer	**—**	—	**14**	—
Actuarial loss	**16**	33	**346**	89
Benefit payments	**(76)**	(84)	**(166)**	(173)
Change in discount rate	**(118)**	(31)	**(540)**	(124)
Foreign exchange translation	**—**	—	**139**	567
End of period	**$1,677**	$1,706	**$5,298**	$5,239
Accumulated benefit obligation at end of period	**$1,672**	$1,706	**$5,225**	$4,837
Change in fair value of plan assets				
Beginning of period	**$1,457**	$1,326	**$4,286**	$3,121
Actual return on plan assets	**111**	210	**40**	476
Participant contributions	**—**	—	**3**	5
Employer contributions	**22**	5	**189**	424
Plan transfer	**—**	—	**10**	—
Benefit payments	**(76)**	(84)	**(166)**	(173)
Foreign exchange translation	**—**	—	**116**	433
End of period	**$1,514**	$1,457	**$4,478**	$4,286
Market related value at end of period	**$1,508**	$1,421	**$4,478**	$4,286
Funded status at end of period	**$ (163)**	$ (249)	**$ (820)**	$ (953)
Unrecognized prior-service cost (credit)	**(104)**	(119)	**5**	6
Unrecognized loss	**347**	485	**1,733**	1,708
Net amount recognized	**$ 80**	$ 117	**$ 918**	$ 761

Amounts recognized in the statements of financial position consist of:

Prepaid benefit cost (included in other non-current assets)	**$ 35**	$ —	**$ 68**	$ 42
Accrued benefit liability (included in pension, post-employment and post-retirement liabilities)	**(198)**	(249)	**(888)**	(995)
Accumulated other comprehensive loss	**243**	366	**1,738**	1,714
Net amount recognized	**$ 80**	$ 117	**$ 918**	$ 761

Amounts recognized in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost at December 31, 2007 and 2006 consist of:

	U.S.		International	
(millions)	**2007**	2006	**2007**	2006
Net loss	**$ 347**	$ 485	**$1,733**	$1,708
Prior service cost (credit)	**(104)**	(119)	**5**	6
	$ 243	$ 366	**$1,738**	$1,714

In 2007, U.S. plans with a projected benefit obligation ("PBO") and an accumulated benefit obligation ("ABO") in excess of the fair value of plan assets had a PBO of $198 million, an ABO of $198 million and no plan assets. International plans with a PBO in excess of the fair value of plan assets had a PBO of $4.8 billion and plan assets with a fair value of $4.0 billion, and plans with an ABO in excess of the fair value of plan assets had an ABO of $4.8 billion and plan assets with a fair value of $4.0 billion.

In 2006, U.S. plans with a PBO and ABO in excess of the fair value of plan assets had a PBO of $1.7 billion, an ABO of $1.7 billion and plan assets with a fair value of $1.5 billion. International plans with a PBO in excess of the fair value of plan assets had a PBO of $4.8 billion and plan assets with a fair value of $3.8 billion, and plans with an ABO in excess of the fair value of plan assets had an ABO of $4.3 billion and plan assets with a fair value of $3.7 billion.

The following table provides the components of net periodic benefit cost for the plans:

	U.S.			International		
(millions)	**2007**	2006	2005	**2007**	2006	2005
Service cost	**$ 50**	$ 61	$ 62	**$ 35**	$ 74	$ 68
Interest cost	**99**	101	93	**273**	237	211
Expected return on plan assets	**(120)**	(114)	(93)	**(314)**	(243)	(195)
Amortization of prior-service cost	**(15)**	(2)	(2)	**1**	2	2
Amortization of net loss	**45**	50	39	**50**	99	76
Net periodic benefit cost	**$ 59**	$ 96	$ 99	**$ 45**	$ 169	$ 162

The weighted-average assumptions used to determine future benefit obligations are as follows:

	U.S.		International	
(millions)	**2007**	2006	**2007**	2006
Discount rate	**6.39%**	5.88%	**5.50 – 5.75%**	4.65 – 5.25%
Rate of compensation increase	**3.50%**	3.50%	**3.25 – 3.50%**	3.25 – 3.50%

The weighted-average assumptions used to determine the net periodic benefit cost are as follows:

	U.S.			International		
(millions)	**2007**	2006	2005	**2007**	2006	2005
Discount rate	**5.88%**	5.75%	6.00%	**4.65 – 5.25%**	4.00 – 5.25%	4.50 – 6.00%
Expected return on plan assets	**8.60**	8.35	8.50	**6.00 – 7.20**	6.00 – 7.10	6.00 – 7.25
Rate of compensation increase	**3.50**	3.50	3.50	**3.25 – 3.50**	3.25 – 3.50	3.25 – 3.50

The amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost during 2008 are as follows:

(millions)	U.S.	International
Net loss	$ 23	$42
Prior service cost (credit)	(15)	1
	$ 8	$43

Expected Return on Plan Assets

To determine the expected long-term rate of return on plan assets, the historical performance, investment community forecasts and current market conditions are analyzed to develop expected returns for each asset class used by the plans. The expected returns for each asset class are weighted by the target allocations of the plans.

Plan Assets

Aon's pension plan asset allocation as of December 31, 2007 and 2006 is as follows:

	U.S.			International		
		Fair Value of Plan Assets		Weighted Average Target	Fair Value of Plan Assets	
Asset Class	Target Allocation	2007	2006	Allocation	2007	2006
Equities	**80%**	**76%**	**80%**	**63%**	**63%**	**65%**
Domestic equities	45	41	41		—	—
International equities	15	20	19		58	60
Total equities	60	61	60		58	60
Limited partnerships and other	15	11	13		—	—
Real estate and REITs	5	4	7		5	5
Debt securities	**20**	**24**	**20**	**37%**	**37**	**35**
Fixed maturities	20	21	17		34	32
Invested cash	No target	3	3		3	3
Total		100%	100%		100%	100%

No plan assets are expected to be returned to the Company during 2008.

Investment Policy and Strategy

The U.S. investment policy, as established by the Aon Pension Plan Investment Committee, seeks reasonable asset growth at prudent risk levels within target allocations. Aon believes that plan assets are well-diversified and are of appropriate quality. The investment portfolio asset allocation is reviewed quarterly and re-balanced to within policy target allocations. The investment policy is reviewed at least annually and revised, as deemed appropriate by the Aon Pension Plan Investment Committee. The investment policies for international plans are established by the local pension plan trustees and seek to maintain the plans' ability to meet liabilities and to comply with local minimum funding requirements. Plan assets are invested, within asset allocation ranges as shown above, in diversified portfolios that provide adequate levels of return at an acceptable level of risk. The investment policies are reviewed at least annually and revised, as deemed appropriate to ensure that the objectives are being met.

Cash Flows

Contributions

Based on current assumptions, Aon expects to contribute $8 million and $187 million, respectively, to its U.S. and international pension plans during 2008 to satisfy minimum funding requirements.

Estimated Future Benefit Payments

Estimated future benefit payments for plans are as follows at December 31, 2007:

(millions)	U.S.	International
2008	$ 74	$ 157
2009	77	166
2010	82	175
2011	86	184
2012	90	197
2013 – 2017	536	1,153

U.S. Other Post-Retirement Benefits

The following table provides an overview of the accumulated projected benefit obligation, fair value of plan assets, funded status and net amount recognized as of December 31, 2007 and 2006 for the Company's other post-retirement benefit plan (in millions).

	2007	2006
Accumulated projected benefit obligation	**$(56)**	$(76)
Fair value of plan assets	**8**	8
Funded status	**(48)**	(68)
Net amount recognized	**(78)**	(82)

The net periodic benefit cost recognized for the Company's other post-retirement benefit plans was $1 million, $5 million, and $6 million in 2007, 2006, and 2005, respectively. Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2007 are $5 million and $25 million of net gain and prior service credit, respectively. The amount in accumulated other comprehensive income expected to be recognized as a component of net periodic benefit cost during 2008 is $4 million of prior service credit.

The weighted-average discount rate used to determine future benefit obligations was 6.29%, 5.85%, and 5.75% for 2007, 2006, and 2005, respectively. The weighted-average discount rate used to determine net periodic benefit cost was 5.85%, 5.75%, and 6.0% for 2007, 2006, and 2005, respectively.

Based on current assumptions, Aon expects:

- To contribute $6 million to fund other post-retirement benefit plans during 2008.
- Estimated future pension benefit payments will be approximately $5 million each year for the years 2008-2012 and $20 million in aggregate for 2013-2017.

Aon's liability for future plan cost increases for pre-65 and Medical Supplement plan coverage is limited to 5% per annum. Because of this cap, net employer trend rates for these plans are effectively limited to 5% per year in the future. During 2007, Aon recognized a plan amendment which phases out post-65 retiree coverage over the next three years. As a result, a 1% change in assumed healthcare cost trend rates has no effect on the service and interest cost components of net periodic post-retirement healthcare benefit cost or on the accumulated post-retirement benefit obligation for the measurement period ended in 2007.

12. Stock Compensation Plans

Aon's Stock Incentive Plan (as amended and restated) (the "Plan") provides for the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units ("RSUs"). The annual rate at which awards are granted each year is based upon financial and competitive business conditions. The number of shares authorized to be issued under the plan is equal to 18% of the number of common shares outstanding.

Compensation expense

Stock based compensation expense recognized during 2007 and 2006, which includes RSUs, stock options, performance plan awards and stock purchases related to the Employee Stock Purchase Plan, are based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in Aon's consolidated statements of income for 2007 and 2006 includes compensation expense for stock-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of Statement No. 123, and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of Statement No. 123(R). Because stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes stock-based compensation expense related to all stock-based payments recognized in continuing operations in the consolidated statements of income in compensation and benefits.

(millions) Years ended December 31	**2007**	2006	2005
RSUs	**$109**	$ 94	$66
Performance plans	**55**	24	—
Stock options	**22**	22	2
Employee stock purchase plan	**3**	4	—
Total stock-based compensation expense	**189**	144	68
Tax benefit	**64**	49	25
Stock-based compensation expense, net of tax	**$125**	$ 95	$43

The following table illustrates pro forma net income and pro forma earnings per share as if Aon had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation in 2005.

(millions, except per share data)	
Net income, as reported	$ 735
Add: Stock-based compensation expense included in reported net income, net of tax	47
Deduct: Stock-based compensation expense determined under fair value method for all awards and options, net of tax	(59)
Pro forma net income	$ 723
Net income per share:	
Basic	
As reported	$2.27
Pro forma	2.23
Diluted	
As reported	$2.17
Pro forma	2.14

The fair value per share of options granted in 2005 were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Dividend yield	2.3%
Expected volatility	30.0%
Risk-free interest rate	4.0%
Expected term life beyond vesting date (in years):	1.0

Stock Awards

Stock awards, in the form of RSUs, are granted to certain executives and key employees of Aon. Prior to 2006, RSUs granted to employees were service-based. Beginning with awards granted in 2006, awards to employees may consist of performance-based RSUs and service-based RSUs. Service-based awards generally vest between five and ten years from the date of grant. For most employees, individual incentive compensation over $50,000 is partially paid in RSUs, which vest ratably over three years. Stock awards are issued as they vest. In years prior to 2006, in certain circumstances, an employee was able to elect to defer the receipt of vested shares to a later date. With certain limited exceptions, any break in continuous employment will cause forfeiture of all unvested awards. The compensation cost associated with each stock award is amortized over the service period using the straight-line method. Dividend equivalents are paid on certain service-based RSUs, based on the initial grant amount. At December 31, 2007, 2006 and 2005, the number of shares available for stock awards is included with options available for grant.

In 2007 and 2006, performance-based RSUs were granted to certain executives and key employees, whose vesting is contingent upon meeting various individual, divisional or company-wide performance conditions, including revenue generation or growth in revenue, pretax income or earnings per share over a one- to five-year period. The performance condition is not considered in the determination of grant date fair value of these awards. Compensation cost is recognized over the performance period, and in certain cases an additional vesting period, based on management's estimate of the number of units expected to vest. Compensation cost will be adjusted to reflect the actual number of shares paid out at the end of the programs. The payout of shares under these performance-based plans may range from 0-200% of the number of units granted, based on the plan. Dividend equivalents are generally not paid on the performance-based RSUs.

Information regarding Aon's performance-based plans as of December 31, 2007 and 2006 follows:

(shares in thousands, dollars in millions)	**2007**	2006
Potential RSUs to be issued based on current performance levels	**4,860**	2,560
Shares forfeited during the year	**109**	49
RSUs awarded during the year	**9**	30
Unamortized expense, based on current performance levels	**$ 92**	$ 71

A summary of the status of Aon's non-vested stock awards is as follows:

Years ended December 31	**2007**		2006		2005	
(shares in thousands)	**Shares**	**Fair Value**	Shares	Fair Value	Shares	Intrinsic Value
Non-vested at beginning of year	**12,870**	**$28**	11,641	$25	8,738	$28
Granted	**4,270**	**39**	3,646	37	4,727	24
Vested	**(2,158)**	**28**	(1,809)	25	(1,145)	28
Forfeited	**(832)**	**34**	(608)	27	(679)	29
Non-vested at end of year	**14,150**	**$31**	12,870	$28	11,641	$26

Stock Options

Options to purchase common stock are granted to certain executives and key employees of Aon and its subsidiaries generally at 100% of market value on the date of grant. Generally, employees are required to complete two continuous years of service before the options begin to vest in increments until the completion of a 4-year period of continuous employment, although a number of options were granted that require five continuous years of service before all options would vest. The maximum contractual term on stock options is generally ten years from the date of grant.

Upon adoption of Statement No. 123(R), Aon changed its method of valuation for stock options granted beginning in 2006 to a lattice-binomial option-pricing model from the Black-Scholes option-pricing model, which was previously used for Aon's pro forma information required under Statement No. 123. Lattice-based option valuation models utilize a range of assumptions over the expected term of the options. Expected volatilities are based on the average of the historical volatility of Aon's stock price and the implied volatility of traded options and Aon's stock. Aon uses historical data to estimate option exercise and employee terminations within the valuation model, stratifying between executives and key employees. The expected dividend yield assumption is based on the Company's historical and expected future dividend rate. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following weighted average assumptions were used to estimate fair value.

Years ended December 31	**2007**		2006	
	Executives	**Key Employees**	Executives	Key Employees
Weighted average volatility	**26.4%**	**26.8%**	30.5%	29.6%
Expected dividend yield	**1.6%**	**1.6%**	2.3%	2.3%
Risk-free rate	**4.6%**	**4.6%**	4.4%	4.6%
Weighted average estimated fair value	**$10.36**	**$11.69**	$11.08	$10.75

The expected life of employee stock options represents the weighted-average period stock options are expected to remain outstanding and is a derived output of the lattice-binomial model. The expected life of option grants made during both 2007 and 2006 were 5 years for executives and 6 years for key employees.

A summary of the status of Aon's stock options and related information are as follows:

Years ended December 31	**2007**		2006		2005	
(shares in thousands)	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Beginning outstanding	**32,889**	**$30**	34,851	$29	33,400	$29
Granted	**2,012**	**40**	2,905	39	6,223	24
Exercised	**(7,903)**	**29**	(4,007)	27	(2,396)	24
Forfeited and expired	**(519)**	**32**	(860)	29	(2,376)	28
Ending outstanding	**26,479**	**31**	32,889	30	34,851	29
Exercisable at end of year	**14,880**	**31**	18,411	32	18,371	32
Shares available for grant	**9,795**		6,359		10,322	

A summary of options outstanding and exercisable as of December 31, 2007 is as follows (shares in thousands):

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Shares Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$14.92 – $22.86	4,525	5.62	$20.99	3,660		$20.65
22.94 – 25.51	5,538	5.78	24.60	1,984		23.96
25.70 – 30.78	4,147	5.98	27.33	1,172		28.11
31.19 – 35.73	4,304	4.19	34.41	3,115		34.04
35.76 – 41.20	4,678	4.63	38.08	2,688		37.50
41.37 – 47.88	3,287	2.86	43.38	2,261		43.40
$14.92 – $47.88	26,479	4.96	$30.71	14,880	3.60	$30.98

The aggregate intrinsic value represents the total pretax intrinsic value, based on options with an exercise price less than the Company's closing stock price of $47.69 as of December 31, 2007, which would have been received by the option holders had those option holders exercised their options as of that date. At December 31, 2007, the aggregate intrinsic value of options outstanding was $449 million, of which $249 million was exercisable.

The aggregate intrinsic value of options exercised during 2007, 2006 and 2005 was $83 million, $45 million and $20 million, respectively.

Unamortized deferred compensation expense, which includes both options and awards, amounted to $321 million as of December 31, 2007, with a remaining weighted-average amortization period of approximately 2.2 years.

Cash received from the exercise of stock options was $230 million, $121 million, and $63 million during 2007, 2006, 2005, respectively. The tax benefit realized from stock options exercised was $29 million, $14 million and $3 million in 2007, 2006 and 2005, respectively.

During 2007, a majority of option exercises and award vestings were satisfied through the reissuance of treasury shares.

Employee Stock Purchase Plan

United States

Aon has an employee stock purchase plan that provides for the purchase of a maximum of 7.5 million shares of Aon's common stock by eligible U.S. employees. Under the plan, shares of Aon's common stock may be purchased at 3-month intervals at 85% of the lower of the fair market value of the common stock on the first or the last day of each 3-month period. In 2007, 2006, and 2005, 405,000 shares, 457,000 shares and 697,000 shares, respectively, were issued to employees under the plan. Compensation expense recognized was approximately $3 million in both 2007 and 2006. There was no compensation expense associated with this plan in 2005.

United Kingdom

Aon also has an employee stock purchase plan that for 2006, provided for the purchase of a maximum of 525,000 shares of Aon common stock by eligible U.K. employees after a 3-year period and which is similar to the U.S. plan described above. The number of shares eligible for purchase is approved by Aon's Board of Directors on a yearly basis and for 2007 no opportunity for purchase occurred. In 2007, less than 1,000 shares were issued under the plan. No shares were issued under the plan in 2006 or 2005. In 2007 and 2006, compensation expense recognized was less than $1 million each year. There was no compensation expense associated with this plan in 2005.

13. Financial Instruments

Financial Risk Management

Aon is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices. To manage the risk related to these exposures, Aon enters into various derivative transactions. The derivatives have the effect of reducing Aon's market risks by creating offsetting market exposures. Aon does not enter into derivative transactions for trading purposes.

Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored using techniques such as market value and sensitivity analyses.

Certain derivatives also give rise to credit risks from the possible non-performance by counterparties. The credit risk is generally limited to the fair value of those contracts that are favorable to Aon. Aon has limited its credit risk by using master netting agreements, entering into non-exchange-traded derivatives with highly rated major financial institutions and by using exchange-traded instruments. Aon closely monitors the credit-worthiness of, and exposure to, its counterparties. At December 31, 2007 and 2006, Aon placed cash and securities relating to these derivative contracts in escrow amounting to $5 million and $9 million, respectively.

Accounting Policy for Derivative Instruments

All derivative instruments are recognized in the consolidated statements of financial position at fair value. Unless otherwise noted, derivative instruments with a positive fair value are reported in receivables and derivative instruments with a negative fair value are reported in other current liabilities in the consolidated statements of financial position. Where Aon has entered into master netting agreements with counterparties, the derivative positions are netted by program and are reported accordingly in receivables or other current liabilities. Changes in the fair value of derivative instruments are recognized immediately in earnings, unless the derivative is designated as a hedge and qualifies for hedge accounting.

FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* identifies three hedging relationships where a derivative (hedging instrument) may qualify for hedge accounting: (i) a hedge of the change in fair value of a recognized asset or liability or firm commitment ("fair value hedge"), (ii) a hedge of the variability in cash flows from a recognized variable-rate asset or liability or forecasted transaction ("cash flow hedge"), and (iii) a hedge of the net investment in a foreign subsidiary ("net investment hedge"). Under hedge accounting, recognition of derivative gains and losses can be matched in the same period with that of the hedged exposure and thereby minimize earnings volatility.

In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow, or a net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation will include a description of the hedging instrument, the hedge item, the risk being hedged, Aon's risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge, and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. Aon assesses the ongoing effectiveness of its hedges and measures and records hedge ineffectiveness at the end of each quarter.

For a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the risk being hedged are both recognized currently in earnings. Aon did not enter into any fair value hedges in 2007. For a cash flow hedge, the effective portion of the change in fair value of a hedging instrument is recognized in OCI and subsequently reclassified to income when the hedged item affects earnings. The ineffective portion of the change in fair value of a cash flow hedge is recognized immediately in earnings. For a net investment hedge, the effective portion of the change in fair value of the hedging instrument is reported in OCI as part of the cumulative translation adjustment, while the ineffective portion is recognized immediately in earnings.

Changes in the fair value of a derivative that is not designated as an accounting hedge (known as an "economic hedge") are recorded in either investment income or other general expenses (depending on the hedged exposure) in the current period's consolidated statement of income.

Aon discontinues hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised, (2) it determines that the derivative is no longer effective in offsetting changes in the hedged item's fair value or cash flows, (3) a hedged forecasted transaction is no longer probable of occurring in the time period described in the hedge documentation, (4) the hedged item matures or is sold, or (5) management elects to discontinue hedge accounting voluntarily.

When hedge accounting is discontinued because the derivative no longer qualifies as a fair value hedge, Aon will continue to carry the derivative in the consolidated statements of financial position at its fair value, recognize subsequent changes in the fair value of the derivative in current-period earnings, cease to adjust the hedged asset or liability for changes in its fair value, and begin to amortize the hedged item's cumulative basis adjustment into earnings over the remaining life of the hedged item using a method that approximates the level-yield method.

When hedge accounting is discontinued because the derivative no longer qualifies as a cash flow hedge, Aon will continue to carry the derivative in the consolidated statements of financial position at its fair value, recognize subsequent changes in the fair value of the derivative in current-period earnings, and continue to defer the derivative gain or loss in accumulated OCI until the hedged forecasted transaction affects earnings. If the hedged forecasted transaction is probable of not occurring in the time period described in the hedge documentation or within a two month period of time thereafter, the deferred derivative gain or loss would be reclassified immediately to earnings.

Foreign Exchange Risk Management

Certain of Aon's foreign brokerage subsidiaries, primarily in the U.K., receive revenues in currencies (primarily in U.S. dollars) that differ from their functional currencies. The foreign subsidiary's functional currency revenue will fluctuate as the currency exchange rates change. To reduce this variability, Aon uses foreign exchange forwards and over-the-counter options to hedge the foreign exchange risk of the forecasted revenue for up to a maximum of three years in the future. Aon has designated these derivatives as cash flow hedges of its forecasted foreign currency denominated revenue. As of December 31, 2007, a $9 million pretax gain has been deferred to OCI, $10 million of which is expected to be reclassified to earnings as an adjustment to other general expenses in 2008. Deferred gains or losses will be reclassified from OCI to other general expenses when the hedged revenue is recognized. The hedge had no material ineffectiveness in either 2007 or 2006. For the year ended December 31, 2007, the Company recognized immaterial losses on cash flow hedges that were discontinued due to forecast revisions. Aon also uses forward contracts, which have not been designated as hedges for accounting purposes, to hedge economic risks that arise from fluctuations in the currency exchange rates. Changes in the fair value of these derivatives are recorded in other general expenses in the consolidated statements of income.

Aon uses over-the-counter basket options to reduce the impact of foreign currency fluctuations on the translation of the financial statements of Aon's foreign operations. These derivatives are not eligible for hedge accounting treatment and changes in the fair value of these derivatives are recorded in other general expenses in the consolidated statements of income.

Aon also uses foreign currency forward contracts to offset foreign exchange risk associated with foreign denominated (primarily British pounds) intercompany notes. These derivatives were not designated as a hedge because changes in their fair value were largely offset in earnings by remeasuring the notes for changes in spot exchange rates. Changes in the fair value of these derivatives were recorded in other general expenses in the consolidated statements of income.

Aon also uses foreign currency forward contracts to hedge certain of its net investments in foreign underwriting operations (primarily Canadian dollar, Euro and British pound). During 2007 and 2006, this hedge had no ineffectiveness, and a $26 million and $24 million cumulative pretax loss has been included in OCI at December 31, 2007 and 2006, respectively.

In 2005, Aon subsidiaries entered into cross-currency swaps to hedge the foreign currency risks associated with foreign denominated fixed-rate term intercompany borrowings. These swaps have been designated as cash flow hedges. As of December 31, 2007, an $8 million pretax gain had been deferred to OCI, of which a $2 million pretax loss is expected to be reclassified to earnings in 2008 as an adjustment to interest expense. The reclassification from OCI will offset the related transaction gain or loss arising from the remeasurement of the borrowing due to changes in spot exchange rates and to record interest income at the interest rate implicit in the derivative. This hedge had no material ineffectiveness in 2007 or 2006.

Several of Aon's subsidiaries have negotiated outsourcing service agreements in currencies that differ from their functional currencies; primarily the Philippine Peso and the Indian Rupee. The subsidiary's functional currency expense will fluctuate as the currency exchange rates change. To reduce this variability, Aon uses foreign exchange forwards to hedge the foreign exchange risk of the forecasted expense for the life of the contract or up to six years. Aon has designated these derivatives as cash flow hedges of its forecasted foreign currency denominated expense. As of December 31, 2007, a $3 million pretax gain has been deferred to OCI, $1 million of which is expected to be reclassified to earnings as an adjustment to other general expenses in 2008. Deferred gains or losses will be reclassified from OCI to other general expenses when the hedged revenue is recognized. The hedge did not have any ineffectiveness in 2007.

Interest Rate Risk Management

Aon enters into receive-fixed-pay-floating interest rate swaps which are designated as cash flow hedges of the interest rate risk of a portion of Aon's U.S. dollar and Euro denominated brokerage funds held on behalf of U.S., European, and U.K. clients and other U.S., European, and U.K. operating funds. Forecasted deposit balances are hedged up to a maximum of three years into the future. Changes in the fair value of the swaps are recorded in OCI and will be reclassified to earnings as an adjustment to investment income over the term of the swap. As of December 31, 2007, a $16 million pretax gain related to this hedge was recorded in OCI, $2 million of which is expected to be reclassified to investment income in 2008. This hedge had no material ineffectiveness in 2007 or 2006.

Premium Financing Operations

Certain of Aon's U.S., U.K., Canadian and Australian subsidiaries originate short-term loans (generally with terms of 12 months or less) to businesses to finance their insurance premium obligations, and then sell these premium finance agreements in securitization transactions that meet the criteria for sale accounting under FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. These sales involve SPEs, which are considered qualified special purpose entities ("QSPEs") according to Statement No. 140 and multi-seller, non-qualified bank commercial paper conduit SPEs ("Bank SPEs") that are variable interest entities according to FIN 46. Statement No. 140 provides that a QSPE should not be consolidated in the financial statements of a transferor or its affiliates (Aon's subsidiaries).

The Company has analyzed qualitative and quantitative factors related to Aon subsidiaries' interests in the Bank SPEs and has determined that these subsidiaries are not the sponsors of the Bank SPEs. Additionally, independent third parties (i) have made substantial equity investments in the Bank SPEs, (ii) have voting control of the Bank SPEs, and (iii) generally bear the risks and rewards of ownership of the assets of the Bank SPEs. Aon has concluded that non-consolidation of the Bank SPEs is appropriate in accordance with FIN 46 given that the subsidiaries do not have significant variable interests.

Through the securitization agreements, Aon, or one of its QSPEs, sells undivided interests in specified premium finance agreements to the Bank SPEs. The aggregate amount advanced on premium finance agreements sold to the Bank SPEs at any one time is limited by the securitization agreements to a maximum of $1.8 billion at both December 31, 2007 and 2006. The Bank SPEs had advanced $1.5 billion and $1.7 billion at December 31, 2007 and 2006, respectively. The origination and sale of eligible premium finance agreements that are sold to the Bank SPEs increase available advances, and collections (administered by Aon) on previously sold agreements reduce available advances.

Aon records gains associated with the sale of receivables. When Aon calculates the gains, all anticipated fees related to this facility are included. The gains included in commissions, fees and other in the consolidated statements of income were $64 million, $63 million and $65 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Aon records at fair value its retained interest in the sold premium finance agreements, and reports it in receivables in the consolidated statements of financial position. Aon also retains servicing rights for sold agreements and earns servicing fee income over the servicing period. The servicing fees are included in the gain/loss calculation. At December 31, 2007 and 2006, the fair value of the servicing rights approximates the estimated costs to service the receivables and accordingly, Aon has not recorded any servicing assets or liabilities related to this servicing activity.

Aon estimates fair value by discounting estimated future cash flows from its retained interest in the sold receivables using discount rates that approximate current market rates and expected future prepayment rates.

The Bank SPEs bear the credit risks on the receivables, subject to limited recourse in the form of over-collateralization required on the sale of the receivables.

All but the Australian facility require Aon to maintain consolidated net worth, as defined, of at least $2.5 billion, consolidated EBITDA to consolidated net interest of at least 4 to 1 and consolidated indebtedness to consolidated EBITDA of no more than 3 to 1.

Aon intends to renew the conduit facilities when they expire. If there were adverse bank, regulatory, tax or accounting rule changes, Aon's access to the conduit facilities and special purpose vehicles would be restricted. Following the appropriate accounting standards, these special purpose vehicles are not included in Aon's consolidated financial statements.

Fair Value of Financial Instruments

Accounting standards require the disclosure of fair values for certain financial instruments. The fair value disclosures are not intended to encompass various other non-financial instruments or other intangible assets related to Aon's business. Accordingly, care should be exercised in deriving conclusions about Aon's business or financial condition based on the fair value disclosures. The basis for determining the fair value of financial instruments is discussed in Note 1. The carrying value approximates or equals fair value for the following instruments: cash, receivables, short-term investments, fixed maturity investments, equity securities, other investments, derivative assets and liabilities, insurance premiums payable, short-term debt and accounts payable and accrued liabilities. The following table discloses the Company's financial instruments where the carrying amounts and fair values differ:

(millions) As of December 31	**2007**		2006	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Long-term debt	**$ 1,893**	**$1,920**	$ 2,243	$2,561

Guarantees and Indemnifications

Aon provides a variety of guarantees and indemnifications to its customers and others. The maximum potential amount of future payments represents the notional amounts that could become payable under the guarantees and indemnifications if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or other methods. These amounts may bear no relationship to the expected future payments, if any, for these guarantees and indemnifications. Any anticipated amounts payable which are deemed to be probable and estimable are accrued in Aon's consolidated financial statements.

Guarantees associated with Aon's limited partnership securitization are disclosed in Note 6. Indemnities related to discontinued operations are disclosed in Note 5. Guarantees with respect to reinsurance recoverables associated with the sale of AWG are disclosed in Note 9.

Aon and its subsidiaries have issued letters of credit to cover contingent payments of approximately $4 million for taxes and other business obligations to third parties. Amounts are accrued in the consolidated financial statements for these letters of credit to the extent they are probable and estimable.

Aon has certain contractual contingent guarantees for premium payments owed by clients to certain insurance companies. Costs associated with these guarantees, to the extent estimable and probable, are provided in Aon's allowance for doubtful accounts. The maximum exposure with respect to such contractual contingent guarantees was approximately $15 million at December 31, 2007.

Aon expects that as prudent business interests dictate, additional guarantees and indemnifications may be issued from time to time.

14. Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair market value of the net assets acquired. Goodwill is allocated to various reporting units, which are one reporting level below the operating segment. Goodwill is not amortized but is instead subject to impairment testing at least annually. The impairment testing requires Aon to compare the fair value of its reporting units to their carrying value to determine if there is potential impairment of goodwill. If the fair value of a reporting unit is less than its carrying value at the valuation date, an impairment loss would be recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than the recorded amount of goodwill. Fair value is estimated based on various valuation approaches. In the fourth quarter 2007 and 2006, Aon completed its annual impairment review that affirmed there was no impairment as of October 1 (the annual evaluation date).

When a business entity is sold, goodwill is allocated to the disposed entity based on the fair value of that entity compared to the fair value of the reporting unit in which it is included.

The changes in the net carrying amount of goodwill by operating segment for the years ended December 31, 2007 and 2006, respectively, are as follows:

(millions)	Risk and Insurance Brokerage Services	Consulting	Total
Balance as of January 1, 2007	**$4,142**	**$379**	**$4,521**
Goodwill acquired	**155**	**1**	**156**
Goodwill related to disposals	**(11)**	**—**	**(11)**
Foreign currency revaluation	**261**	**8**	**269**
Balance as of December 31, 2007	**$4,547**	**$388**	**$4,935**
Balance as of January 1, 2006	$3,753	$378	$4,131
Goodwill acquired	124	1	125
Goodwill related to disposals	(11)	—	(11)
Foreign currency revaluation	276	—	276
Balance as of December 31, 2006	$4,142	$379	$4,521

Other intangible assets are classified into two categories:

- "Customer Related and Contract Based" include client lists as well as non-compete covenants, and
- "Marketing, Technology and Other" are all other purchased intangibles not included in the preceding categories.

Other intangible assets by asset class are as follows:

(millions)	Customer Related and Contract Based	Marketing, Technology and Other	Total
As of December 31, 2007			
Gross carrying amount	**$206**	**$332**	**$538**
Accumulated amortization	**168**	**166**	**334**
Net carrying amount	**$ 38**	**$166**	**$204**
As of December 31, 2006			
Gross carrying amount	$232	$245	$477
Accumulated amortization	203	129	332
Net carrying amount	$ 29	$116	$145

The cost of other intangible assets is being amortized over a range of 2 to 10 years, with a weighted average original life of 8 years. Amortization expense for intangible assets for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 is estimated to be $37 million, $35 million, $32 million, $28 million and $20 million, respectively.

When impairment indicators arise, Aon assesses the recoverability of its intangible assets through an analysis of expected future cash flows.

15. Contingencies

Aon and its subsidiaries are subject to numerous claims, tax assessments, lawsuits and proceedings that arise in the ordinary course of business. The damages claimed in these matters are or may be substantial, including, in many instances, claims for punitive, treble or extraordinary damages. Aon has purchased errors and omissions ("E&O") insurance and other appropriate insurance to provide protection against losses that arise in such matters. Accruals for these items, and related insurance receivables, when applicable, have been provided to the extent that losses are deemed probable and are reasonably estimable. These accruals and receivables are adjusted from time to time as developments warrant. Amounts related to settlement provisions are recorded in other general expenses in the consolidated statements of income.

In 2004, Aon, other insurance brokers, insurers and numerous other industry participants received subpoenas and other requests for information from the office of the Attorney General of the State of New York and from other states relating to certain practices in the insurance industry. On March 4, 2005, Aon entered into an agreement (the "Settlement Agreement") with the Attorney General of the State of New York, the Superintendent of Insurance of the State of New York, the Attorney General of the State of Connecticut, the Illinois Attorney General and the Director of the Division of Insurance, Illinois Department of Financial and Professional Regulation (collectively, the "State Agencies") to resolve all the issues related to investigations conducted by the State Agencies. The 2005 Settlement Agreement, under which Aon distributed funds to certain clients and implemented business reforms, has been described in detail in Aon's previous financial filings. Aon has also entered into a comprehensive settlement agreement, under the auspices of the NAIC, with numerous other states that incorporate these same business reforms.

Purported clients have also filed civil litigation against Aon and other companies under a variety of laws and legal theories relating to broker compensation practices and other issues under investigation by New York and other states. As previously reported, a putative class action styled *Daniel v. Aon (Affinity)* has been pending in the Circuit Court of Cook County, Illinois since August 1999. In March 2005, the Court gave preliminary approval to a nationwide class action settlement under which Aon agreed to pay a total of $38 million to its policyholders. The Court granted final approval to the settlement in March 2006. Parties that objected to the settlement have appealed.

Beginning in June 2004, a number of other putative class actions were filed against Aon and other companies by purported classes of clients under a variety of legal theories, including state tort, contract, fiduciary duty, antitrust and statutory theories and federal antitrust and Racketeer Influenced and Corrupt Organizations Act ("RICO") theories. The federal actions were consolidated in the U.S. District Court for the District of New Jersey, and a state court collective action was filed in California. In the New Jersey actions, the Court dismissed plaintiffs' federal antitrust and RICO claims in separate orders in August and October 2007, respectively. Plaintiffs have appealed these dismissals. Aon believes it has meritorious defenses in all of these cases and intends to vigorously defend itself against these claims. The outcome of these lawsuits, and any losses or other payments that may occur as a result, cannot be predicted at this time.

Beginning in late October 2004, several putative securities class actions were filed against Aon in the U.S. District Court for the Northern District of Illinois. Also beginning in late October 2004, several putative ERISA class actions were filed against Aon in the U.S. District Court for the Northern District of Illinois. Aon believes it has meritorious defenses in all of these cases and intends to vigorously defend itself against these claims. The outcome of these lawsuits, and any losses or other payments that may occur as a result, cannot be predicted at this time. With respect to the various securities and ERISA class actions, we are unable to estimate a range of possible losses, as these actions have not yet progressed to the stages where damages, if any, can be estimated.

Following inquiries from regulators, the Company commenced an internal review of its compliance with certain U.S. and non-U.S. anti-bribery laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"). An outside law firm with significant experience in the area is overseeing the review. Certain governmental agencies, including the U.K. Financial Services Authority, the City of London police, the U.S. Securities and Exchange Commission, and the U.S. Department of Justice, are also investigating these matters. Aon is fully cooperating with these investigations, and has agreed with the U.S. agencies to toll any applicable statute of limitations pending completion of the investigations. Based on current information, the Company is unable to predict at this time when these matters will be concluded, or what regulatory or other outcomes may result.

A financial institution in the U.K. called Standard Life Assurance Ltd. brought an action in London Commercial Court against Aon seeking more than £50 million ($99 million at December 31, 2007 exchange rates) for alleged errors or omissions in the placement of a professional indemnity policy with certain underwriters. In a decision issued on February 13, 2008, the court construed the relevant policy language to excuse underwriters from paying Standard Life and concluded that Aon was negligent in not seeking changes to the language. The court granted Aon leave to file an interlocutory appeal on these issues and stated in granting leave that the issue in the case was a "difficult question of construction on which views may legitimately differ." Aon believes that the decision is incorrect, is appealing this decision and, if the appeal is unsuccessful, will vigorously contest other issues that have not yet been litigated in the Commercial Court. Aon further believes that, as a result of an indemnity given to Aon by a third party, Aon may be entitled to indemnification in whole or part should it ultimately suffer a loss in this matter. Because of the uncertainty inherent in the appeals process, the ability to contest issues in subsequent proceedings, the potential indemnity, and potential recoveries from Aon's errors and omissions insurance, Aon is unable to predict at this time the probable loss, if any, from this matter.

Although the ultimate outcome of all matters referred to above cannot be ascertained, and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, amounts already provided, availability of insurance coverages and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the consolidated financial position of Aon. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

16. Segment Information

Aon classifies its businesses into two operating segments: Risk and Insurance Brokerage Services and Consulting. Unallocated income and expenses, when combined with the operating segments and after the elimination of intersegment revenues, totals to the amounts in the accompanying consolidated financial statements. Results relating to Aon's accident, health and life operations, which were previously reported in a separate Insurance Underwriting segment, have been reclassified to discontinued operations for all periods presented. The remaining operations that were previously reported in the Insurance Underwriting segment, which relate to property and casualty insurance that is in runoff, are now included in unallocated income and expense for all periods presented.

The accounting policies of the operating segments are the same as those described in Note 1, except that the disaggregated financial results have been prepared using a management approach, which is consistent with the basis and manner in which Aon senior management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. Aon evaluates performance based on stand-alone operating segment income before income taxes and generally accounts for intersegment revenue as if the revenue were from third parties, that is, considered by management to be at current market prices.

Revenues are generally attributed to geographic areas based on the location of the resources producing the revenues. Intercompany revenues and expenses are eliminated in computing consolidated revenues and other general expenses.

Consolidated revenue by geographic area is as follows:

(millions)	Total	United States	Americas other than U.S.	United Kingdom	Europe, Middle East, & Africa	Asia Pacific
Years ended December 31						
2007	**$7,471**	**$2,855**	**$ 809**	**$ 1,305**	**$ 1,876**	**$ 626**
2006	6,881	2,789	723	1,172	1,636	561
2005	6,651	2,726	646	1,226	1,530	523

The Risk and Insurance Brokerage Services segment consists principally of Aon's retail and reinsurance brokerage operations, as well as related insurance services, including underwriting management, captive insurance company management services, and premium financing.

The Consulting segment provides a broad range of consulting services. These services are delivered predominantly to corporate clientele utilizing two subsegments (Consulting Services and Outsourcing) that operate in the following practice areas: Consulting Services—employee benefits, compensation, management consulting, communications, strategic human resource consulting and financial advisory and litigation consulting, and Outsourcing—human resource outsourcing.

Revenue by subsegment is as follows:

(millions) Years ended December 31	**2007**	2006	2005
Risk management and insurance brokerage:			
Americas	**$2,405**	$2,319	$2,139
United Kingdom	**815**	732	792
Europe, Middle East & Africa	**1,375**	1,177	1,150
Asia Pacific	**506**	478	441
Reinsurance brokerage and related services	**958**	922	845
Total Risk and Insurance Brokerage Services	**6,059**	5,628	5,367
Consulting services	**1,117**	989	981
Outsourcing	**235**	293	274
Total Consulting	**1,352**	1,282	1,255
Intersegment revenues	**(29)**	(59)	(46)
Total operating segments	**7,382**	6,851	6,576
Unallocated income	**89**	30	75
Total revenue	**$7,471**	$6,881	$6,651

Selected information for Aon's operating segments is as follows:

	Risk and Insurance Brokerage Services			Consulting		
(millions) Years ended December 31	**2007**	2006	2005	**2007**	2006	2005
Revenue by geographic area:						
United States	**$ 2,159**	$ 2,133	$ 1,982	**$ 657**	$ 708	$ 730
Americas, other than U.S.	**661**	586	530	**121**	113	100
United Kingdom	**1,036**	946	1,021	**275**	228	206
Europe, Middle East & Africa	**1,636**	1,439	1,344	**240**	197	186
Asia Pacific	**567**	524	490	**59**	36	33
Total revenues (1)	**6,059**	5,628	5,367	**1,352**	1,282	1,255
Compensation and benefits	**3,498**	3,362	3,253	**823**	811	780
Other general expenses (2)	**1,524**	1,425	1,412	**340**	351	365
Total expenses	**5,022**	4,787	4,665	**1,163**	1,162	1,145
Income before income tax	**$ 1,037**	$ 841	$ 702	**$ 189**	$ 120	$ 110
Identifiable assets at December 31	**$12,783**	$12,869	$12,500	**$ 305**	$ 348	$ 319

(1) Excludes the elimination of intersegment revenues and expenses of $29 million, $59 million and $46 million for 2007, 2006 and 2005, respectively.

(2) Includes depreciation and amortization expense.

Unallocated income consists of investment income from equity, fixed-maturity and short-term investments. These investments may also include non-income producing equities.

Unallocated expenses include administrative costs not attributable to the operating segments, such as corporate governance costs. Interest expense represents the cost of worldwide debt obligations.

Aon has ceased writing property and casualty insurance. Property & Casualty represents revenue and related expenses of the remaining runoff operations.

A reconciliation of segment income before tax to income from continuing operations before provision for income tax is as follows:

(millions) Years ended December 31	**2007**	2006	2005
Risk and Insurance Brokerage Services	**$1,037**	$ 841	$ 702
Consulting	**189**	120	110
Segment income before income tax	**1,226**	961	812
Unallocated investment income	**81**	15	5
Unallocated expenses	**(132)**	(106)	(112)
Property & Casualty — revenue	**8**	15	70
Property & Casualty — expenses	**(21)**	(93)	(73)
Interest expense	**(138)**	(129)	(125)
Income from continuing operations before provision for income tax	**$1,024**	$ 663	$ 577

Selected information for Aon's investment income is as follows:

(millions) Years ended December 31	**2007**	2006	2005
Risk and Insurance Brokerage Services (primarily short-term investments)	**$ 206**	$ 196	$ 129
Consulting (primarily short-term investments)	**9**	5	4
Unallocated (primarily equity, other investments and limited partnerships)	**86**	20	11
Total investment income	**$ 301**	$ 221	$ 144

17. Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the years ended December 31, 2007 and 2006 are as follows (in millions, except per share data):

	1Q	2Q	3Q	4Q	2007
INCOME STATEMENT DATA					
Commissions, fees and other	$ 1,729	$ 1,776	$ 1,698	$ 1,967	**$ 7,170**
Investment income	69	90	77	65	**301**
Total revenue	$ 1,798	$ 1,866	$ 1,775	$ 2,032	**$ 7,471**
Income from continuing operations	$ 165	$ 183	$ 134	$ 190	**$ 672**
Income from discontinued operations	48	57	70	17	**192**
Net income	$ 213	$ 240	$ 204	$ 207	**$ 864**
PER SHARE DATA					
Diluted:					
Income from continuing operations	$ 0.51	$ 0.57	$ 0.42	$ 0.59	**$ 2.10**
Income from discontinued operations	0.15	0.18	0.22	0.05	**0.59**
Net income	$ 0.66	$ 0.75	$ 0.64	$ 0.64	**$ 2.69**
Basic:					
Income from continuing operations	$ 0.55	$ 0.62	$ 0.45	$ 0.63	**$ 2.25**
Income from discontinued operations	0.16	0.19	0.24	0.06	**0.65**
Net income	$ 0.71	$ 0.81	$ 0.69	$ 0.69	**$ 2.90**
COMMON STOCK DATA					
Dividends paid per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15	**$ 0.60**
Stockholders' equity per share	17.92	18.25	19.24	20.42	**20.42**
Price range	39.27-34.30	44.26-37.73	45.14-39.71	51.32-42.23	**51.32-34.30**
Shares outstanding	293.6	292.8	291.8	304.6	**304.6**
Average monthly trading volume	22.4	23.7	23.4	18.9	**22.1**

	1Q	2Q	3Q	4Q	2006
INCOME STATEMENT DATA					
Commissions, fees and other	$ 1,610	$ 1,644	$ 1,581	$ 1,825	**$ 6,660**
Investment income	59	51	55	56	**221**
Total revenue	$ 1,669	$ 1,695	$ 1,636	$ 1,881	**$ 6,881**
Income from continuing operations	$ 136	$ 121	$ 47	$ 143	**$ 447**
Income from discontinued operations	61	72	59	80	**272**
Cumulative effect of change in accounting principle, net of tax (1)	1	—	—	—	**1**
Net income	$ 198	$ 193	$ 106	$ 223	**$ 720**
PER SHARE DATA					
Diluted:					
Income from continuing operations	$ 0.40	$ 0.36	$ 0.15	$ 0.43	**$ 1.33**
Income from discontinued operations	0.17	0.21	0.17	0.24	**0.80**
Cumulative effect of change in accounting principle (1)	—	—	—	—	**—**
Net income	$ 0.57	$ 0.57	$ 0.32	$ 0.67	**$ 2.13**
Basic:					
Income from continuing operations	$ 0.42	$ 0.37	$ 0.15	$ 0.46	**$ 1.41**
Income from discontinued operations	0.19	0.23	0.19	0.26	**0.86**
Cumulative effect of change in accounting principle (1)	—	—	—	—	**—**
Net income	$ 0.61	$ 0.60	$ 0.34	$ 0.72	**$ 2.27**
COMMON STOCK DATA					
Dividends paid per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15	**$ 0.60**
Stockholders' equity per share	16.71	17.20	17.40	17.42	**17.42**
Price range	42.16-33.45	42.76-32.94	35.30-31.01	37.11-33.07	**42.76-31.01**
Shares outstanding	318.7	314.5	309.7	299.6	**299.6**
Average monthly trading volume	28.4	30.6	21.5	22.8	**25.8**

(1) Adoption of FASB Statement No. 123(R), "Share-Based Payments," effective January 1, 2006, net of tax.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Aon Corporation and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on page A-105.

/s/ GREGORY C. CASE	/s/ DAVID P. BOLGER
Gregory C. Case President & Chief Executive Officer February 27, 2008	David P. Bolger Executive Vice President, & Chief Financial Officer February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Aon Corporation

We have audited Aon Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aon Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aon Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Aon Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 27, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

Board of Directors and Stockholders
Aon Corporation

We have audited the accompanying consolidated statements of financial position of Aon Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company changed its method of accounting for stock-based compensation and defined benefit pension and postretirement plans in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aon Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 27, 2008

SELECTED FINANCIAL DATA

(millions except stockholder, employee and per share data)

	2007	2006	2005	2004	2003
Income Statement Data					
Commissions, fees and other	$ **7,170**	$ 6,660	$ 6,507	$ 6,697	$ 6,545
Investment income	**301**	221	144	154	163
Total revenue	$ **7,471**	$ 6,881	$ 6,651	$ 6,851	$ 6,708
Income from continuing operations	$ **672**	$ 447	$ 416	$ 347	$ 444
Discontinued operations	**192**	272	319	196	175
Cumulative effect of change in accounting principle, net of tax (1)	**—**	1	—	—	—
Net income	$ **864**	$ 720	$ 735	$ 543	$ 619
Diluted Net Income Per Share					
Continuing operations	$ **2.10**	$ 1.33	$ 1.24	$ 1.05	$ 1.35
Discontinued operations	**0.59**	0.80	0.93	0.58	0.53
Cumulative effect of change in accounting principle (1)	—	—	—	—	—
Net income	$ **2.69**	$ 2.13	$ 2.17	$ 1.63	$ 1.88
Basic Net Income Per Share					
Continuing operations	$ **2.25**	$ 1.41	$ 1.28	$ 1.08	$ 1.40
Discontinued operations	**0.65**	0.86	0.99	0.61	0.55
Cumulative effect of change in accounting principle (1)	—	—	—	—	—
Net income	$ **2.90**	$ 2.27	$ 2.27	$ 1.69	$ 1.95
Balance Sheet Data					
Brokerage and consulting receivables	$ **8,323**	$ 8,597	$ 8,039	$ 8,235	$ 8,335
Intangible assets	**5,139**	4,666	4,238	4,726	4,638
Total assets	**24,948**	24,384	27,832	28,346	27,044
Insurance premiums payable	**9,498**	9,704	9,380	9,775	9,822
Long-term debt	**1,893**	2,243	2,105	2,115	2,095
Redeemable preferred stock	**—**	—	—	50	50
Stockholders' equity	**6,221**	5,218	5,317	5,103	4,515
Common Stock and Other Data					
Dividends paid per share	$ **0.60**	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Price range	**51.32-34.30**	42.76-31.01	37.14-20.65	29.40-18.17	26.79-17.41
At year-end:					
Stockholders' equity per share	$ **20.42**	$ 17.42	$ 16.56	$ 16.16	$ 14.37
Market price	$ **47.69**	$ 35.34	$ 35.95	$ 23.86	$ 23.94
Common stockholders	**9,437**	10,013	10,523	11,291	11,777
Shares outstanding	**304.6**	299.6	321.2	316.8	314.0
Number of employees	**42,500**	43,100	46,600	47,900	54,400

(1) Adoption of FASB Statement No. 123(R), "Share-Based Payments," effective January 1, 2006, net of tax.

STOCK PERFORMANCE GRAPH

The following performance graph shows the annual cumulative stockholder return for the five years ended December 31, 2007, on an assumed investment of $100 on December 31, 2002, in Aon, the Standard & Poor's S&P 500 Stock Index and an index of peer group companies.

The peer group returns are weighted by market capitalization at the beginning of each year. The peer group index reflects the performance of the following peer group companies which are, taken as a whole, in the same industry or which have similar lines of business as Aon: AFLAC Incorporated; Arthur J. Gallagher & Co.; Marsh & McLennan Companies, Inc.; Brown & Brown, Inc.; Unum Provident Corporation; Watson Wyatt & Company Holdings; and Willis Group Holdings Limited. The performance graph assumes that the value of the investment of shares of our Common Stock and the peer group index was allocated pro rata among the peer group companies according to their respective market capitalizations, and that all dividends were reinvested.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL STOCKHOLDER RETURN
Aon Corporation, Standard & Poor's and Peer Group Indices


300.00
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
AON CORP
S&P 500 Index - Total Return
Peer Group

	2002	2003	2004	2005	2006	2007
AON CORP	100.00	130.33	133.10	205.35	205.29	281.24
S&P 500	100.00	128.68	142.67	149.65	173.28	182.67
PEER Only	100.00	111.38	104.42	118.00	114.85	127.17

CERTIFICATIONS

Aon Corporation has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of Aon certifying that he is not aware of any violation by Aon of New York Stock Exchange corporate governance listing standards. In addition, Aon has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of Aon certifying the quality of Aon's public disclosure.

AON CORPORATE OFFICERS

Patrick G. Ryan
Executive Chairman

Gregory C. Case
President and Chief Executive Officer

Gregory J. Besio
Executive Vice President and
Head of Global Strategy

Christa Davies
Executive Vice President and
Chief Financial Officer

Ted T. Devine
Executive Vice President
President, Aon Risk Services

D. Cameron Findlay
Executive Vice President
and General Counsel

Andrew M. Appel
Chief Executive Officer, Aon Re Global
Chairman, Aon Consulting Worldwide, Inc.

Baljit Dail
Chief Executive Officer, Aon Consulting
Worldwide, Inc.
Global Chief Information Officer

Bernard Fung
Chief Executive Officer, Aon Asia Pacific
(APAC)

Peter Harmer
Chief Executive Officer, United Kingdom

Kathryn Hayley
Chief Executive Officer, Aon Consulting
Worldwide, Inc.

Stephen P. McGill
Chairman and Chief Executive Officer
Aon Risk Services

Diane M. Aigotti
Senior Vice President,
Chief Risk Officer and Treasurer

Michael A. Conway
Senior Vice President and
Senior Investment Officer

Jeremy G.O. Farmer
Senior Vice President and
Head of Human Resources

Daniel F. Hunger
Senior Vice President and Controller

Richard E. Barry
Vice President and
Deputy General Counsel

Carl J. Bleecher
Vice President—Internal Audit

Bobbie Gregg
Vice President and Chief Compliance Officer

Vaughn Hooks
Vice President—Taxes

Jennifer L. Kraft
Vice President, Associate General Counsel and
Secretary

Scott L. Malchow
Vice President—Investor Relations

Robert S. Rivkin
Vice President and Deputy General
Counsel

Corbette S. Doyle
Chief Diversity Officer

CERTIFICATIONS

Aon Corporation has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of Aon certifying that he is not aware of any violation by Aon of New York Stock Exchange corporate governance listing standards. In addition, Aon has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission certificates of the Chief Executive Officer and Chief Financial Officer of Aon certifying the quality of Aon's public disclosure.

(This page has been left blank intentionally.)

APPENDIX B
CORPORATE INFORMATION
AON BOARD OF DIRECTORS

Patrick G. Ryan
Executive Chairman

Gregory C. Case
President and Chief Executive Officer

Fulvio Conti
Chief Executive Officer and
General Manager
Enel SpA

Edgar D. Jannotta
Chairman
William Blair & Company, L.L.C.

Jan Kalff
Former Chairman of the Managing Board
ABN AMRO Holding N.V./
ABN AMRO Bank N.V.

Lester B. Knight
Founding Partner
RoundTable Healthcare Partners

J. Michael Losh
Chief Financial Officer and
Executive Vice President (retired)
General Motors Corporation

R. Eden Martin
Of Counsel
Sidley Austin LLP
President
Civic Committee
The Commercial Club of Chicago

Andrew J. McKenna
Chairman, Schwarz Supply Source
Non-Executive Chairman
McDonald's Corporation

Robert S. Morrison
Vice Chairman (retired)
PepsiCo, Inc.

Richard B. Myers
General U.S.A.F., Retired
Former Chairman of the
Joint Chiefs of Staff

Richard C. Notebaert
Chairman and Chief Executive Officer (retired)
Qwest Communications International Inc.

John W. Rogers, Jr.
Chairman and Chief Executive Officer
Ariel Capital Management, LLC
Trustee, Ariel Investment Trust

Gloria Santona
Executive Vice President,
General Counsel and Secretary
McDonald's Corporation

Carolyn Y. Woo
Dean
Mendoza College of Business
University of Notre Dame

AON CORPORATE OFFICERS

Patrick G. Ryan
Executive Chairman

Gregory C. Case
President and Chief Executive Officer

Gregory J. Besio
Executive Vice President and
Head of Global Strategy

Christa Davies
Executive Vice President and
Chief Financial Officer

Ted T. Devine
Executive Vice President
President, Aon Risk Services

D. Cameron Findlay
Executive Vice President
and General Counsel

Andrew M. Appel
Chief Executive Officer, Aon Re Global
Chairman, Aon Consulting Worldwide, Inc.

Baljit Dail
Chief Executive Officer, Aon Consulting
Worldwide, Inc.
Global Chief Information Officer

Bernard Fung
Chief Executive Officer, Aon Asia Pacific
(APAC)

Peter Harmer
Chief Executive Officer, United Kingdom

Kathryn Hayley
Chief Executive Officer, Aon Consulting
Worldwide, Inc.

Stephen P. McGill
Chairman and Chief Executive Officer
Aon Risk Services

Diane M. Aigotti
Senior Vice President,
Chief Risk Officer and Treasurer

Michael A. Conway
Senior Vice President and
Senior Investment Officer

Jeremy G.O. Farmer
Senior Vice President and
Head of Human Resources

Daniel F. Hunger
Senior Vice President and Controller

Richard E. Barry
Vice President and
Deputy General Counsel

Carl J. Bleecher
Vice President—Internal Audit

Bobbie Gregg
Vice President and Chief Compliance Officer

Vaughn Hooks
Vice President—Taxes

Jennifer L. Kraft
Vice President, Associate General Counsel and
Secretary

Scott L. Malchow
Vice President—Investor Relations

Robert S. Rivkin
Vice President and Deputy General
Counsel

Corbette S. Doyle
Chief Diversity Officer

Aon Corporation
Aon Center
200 East Randolph Street
Chicago, IL 60601
(312) 381-1000

Stock Trading
Aon Corporation's common stock is listed on the New York Stock Exchange.

Trading symbol: AOC

Annual Stockholders' Meeting
The 2008 Annual Meeting of Stockholders will be held on May 16, 2008 at 10:00 a.m. (Central Time) at:

Aon Center
The Indiana Room
200 East Randolph Street
Chicago, IL 60601

Transfer Agent and Dividend Reinvestment Services Administrator
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069

Within the U.S. and Canada: (800) 446-2617
Outside the U.S. and Canada: (781) 575-2723
TDD/TTY for hearing impaired: (800) 952-9245

Internet: **www.computershare.com**

Stockholder Information
Copies of the Annual Report, Forms 10-K and 10-Q, and other Aon information may be obtained from the Investor Information section of our Internet website, **www.aon.com,** or by calling Stockholder Communications:

Within the U.S. and Canada: (888) 858-9587
Outside the U.S. and Canada: (858) 244-2082

Independent Registered Public Accounting Firm
Ernst & Young, LLP

Products and Services
For more information on Aon's products and services, please refer to our website, **www.aon.com.**

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NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS,
PROXY STATEMENT AND 2007 ANNUAL FINANCIAL REPORT

END